  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1996

                                                     REGISTRATION NO. 333-03327
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 PRE-EFFECTIVE

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ---------------

                         GRAND PREMIER FINANCIAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                    6712                    36-4077455
                              (PRIMARY STANDARD               (I.R.S.
     (STATE OR OTHER             INDUSTRIAL           EMPLOYERIDENTIFICATION
     JURISDICTION OF         CLASSIFICATION CODE               NO.)
    INCORPORATION OR               NUMBER)
      ORGANIZATION)

                           486 WEST LIBERTY STREET
                         WAUCONDA, ILLINOIS 60084-2489
                                (847) 487-1818
  (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT W. HINMAN
                           486 WEST LIBERTY STREET
                        WAUCONDA, ILLINOIS 60084-2489
                                (847) 487-1818
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

    GARY L. MOWDER                                   THOMAS F. KARABA
 SCHIFF HARDIN & WAITE                        CROWLEY BARRETT & KARABA, LTD.
   7200 SEARS TOWER                          20 SOUTH CLARK STREET, SUITE 2310
CHICAGO, ILLINOIS 60606                           CHICAGO, ILLINOIS 60603
    (312) 258-5514                                    (312) 726-2468

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         GRAND PREMIER FINANCIAL, INC.

                             CROSS REFERENCE SHEET

  Pursuant to Item 501 of Regulation S-K, the following shows the location in the Joint Proxy Statement-Prospectus of the responses to the Items of Part I of Form S-4.

 REGISTRATION STATEMENT ITEM AND CAPTION    PROXY STATEMENT-PROSPECTUS CAPTION
 ---------------------------------------    ----------------------------------
  1. Forepart of Registration Statement
      and Outside Front Cover Page of      Facing page of Registration
      Prospectus........................    Statement; Grand Premier Financial,
                                            Inc. Cross Reference Sheet; Outside
                                            Front Cover page of Joint Proxy
                                            Statement-Prospectus (pp. (i)-(ii))
  2. Inside Front and Outside Back Cover
      Pages of Prospectus...............   Available Information; Incorporation
                                            of Certain Documents by Reference;
                                            Table of Contents
  3. Risk Factors, Ratio of Earnings to
      Fixed Charges and Other              Summary of Joint Proxy Statement-
      Information.......................    Prospectus; Risk Factors; The
                                            Companies; Meetings of
                                            Stockholders--Stockholder Approval
                                            Vote Required; The Merger--
                                            Regulatory Approvals
  4. Terms of the Transaction...........   Summary of Joint Proxy Statement-
                                            Prospectus; The Merger; Board of
                                            Directors and Management of GPF
                                            Following the Merger; Description of
                                            GPF Capital Stock; Potential
                                            Antitakeover Effect of Certain
                                            Provisions of the GPF Certificate,
                                            GPF Bylaws and the Rights Agreement;
                                            Comparison of Rights of Holders of
                                            Northern Illinois Common Stock and
                                            GPF Common Stock; Comparison of
                                            Rights of Holders of Premier Common
                                            Stock and GPF Common Stock
  5. Pro Forma Financial Information....   Pro Forma Financial Information
  6. Material Contacts with the Company
      Being Acquired....................   The Merger--Background to the Merger
  7. Additional Information Required for
      Reoffering by Persons and Parties
      Deemed to be Underwriters.........   *
  8. Interests of Named Experts and        The Merger--Opinions of Financial
      Counsel...........................    Advisor
  9. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities...................   *
 10. Information with Respect to S-3
      Registrants.......................   *
 11. Incorporation of Certain
      Information by Reference..........   *
 12. Information with Respect to S-2 or
      S-3 Registrants...................   *

 REGISTRATION STATEMENT ITEM AND CAPTION    PROXY STATEMENT-PROSPECTUS CAPTION
 ---------------------------------------    ----------------------------------
 13. Incorporation of Certain
      Information by Reference..........   *
 14. Information with Respect to
      Registrants Other Than S-2 or S-3    Summary of Joint Proxy Statement-
      Registrants.......................    Prospectus; The Companies; Business
                                            of GPF; Supervision and Regulation
 15. Information with Respect to S-3
      Companies.........................   *
 16. Information with Respect to S-2 or    Incorporation of Certain Documents By
      S-3 Companies.....................    Reference Summary of Joint Proxy
                                            Statement-Prospectus; The Companies;
                                            Certain Information Concerning
                                            Northern Illinois; Northern Illinois
                                            Management's Discussion and Analysis
                                            of Results of Operations and
                                            Financial Condition for the Three
                                            Months Ended March 31, 1996;
                                            Northern Illinois Management's
                                            Discussion and Analysis of Results
                                            of Operations and Financial
                                            Condition for the Fiscal Year Ended
                                            December 31, 1995; Additional
                                            Financial Information Concerning
                                            Northern Illinois; Certain
                                            Information Concerning Premier;
                                            Premier Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations for the Three
                                            Months Ended March 31, 1996; Premier
                                            Management's Discussion and Analysis
                                            of Results of Operations and
                                            Financial Condition for the Fiscal
                                            Year Ended December 31, 1995;
                                            Additional Financial Information
                                            Concerning Premier; Supervision and
                                            Regulation; Financial Statements
 17. Information with Respect to
      Companies Other Than S-2 or S-3
      Companies.........................   *
 18. Information if Proxies, Consents or
      Authorization Are to Be Solicited.   Outside Front Cover Page of Joint
                                            Proxy Statement-Prospectus; Summary
                                            of Joint Proxy Statement-Prospectus;
                                            The Companies; Meeting of
                                            Stockholders; Board of Directors and
                                            Management of GPF Following the
                                            Merger; Interests of Certain Persons
                                            in the Merger; Dissenters' Rights;
                                            Certain Information Concerning
                                            Northern Illinois; Certain
                                            Information Concerning Premier
 19. Information if Proxies, Consents or
      Authorizations Are Not to Be
      Solicited, or in an Exchange
      Offer.............................   *

- --------
* Item is omitted because answer is negative or item is inapplicable.

                    NORTHERN ILLINOIS FINANCIAL CORPORATION
                            486 WEST LIBERTY STREET
                         WAUCONDA, ILLINOIS 60084-2489

                                                                   July  , 1996

Dear Fellow Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Northern Illinois Financial Corporation, which will be held at the Niles branch of Grand National Bank, 7100 West Oakton, Niles, Illinois 60714-3047 at 10:00 a.m. (local time), on Wednesday, August 21, 1996.

  At the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated January 22, 1996, as amended (the "Merger Agreement"), among Northern Illinois Financial Corporation ("Northern Illinois"), Premier Financial Services, Inc. ("Premier") and Grand Premier Financial, Inc., a newly formed corporation ("GPF"), providing for the merger of Northern Illinois and Premier with and into GPF (the "Merger"). A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement-Prospectus.

  Under the terms of the Merger Agreement, each outstanding share of Northern Illinois Common Stock will be converted into 4.250 shares of GPF Common Stock, and each outstanding share of Premier Common Stock will be converted into
1.116 shares of GPF Common Stock. In addition, upon consummation of the Merger, each holder of Premier Preferred Stock will be entitled to receive GPF Preferred Stock with substantially identical terms. The consummation of the Merger is subject to the approval of the common stockholders of Northern Illinois and Premier and the satisfaction of other conditions contained in the Merger Agreement, all as more fully described in the accompanying Joint Proxy Statement-Prospectus.

  GPF will be headquartered in Wauconda, Illinois. The new company will have assets of approximately $1.6 billion with facilities in Illinois located between Lake Michigan and the Mississippi River.

  Enclosed are a Notice of Special Meeting of Stockholders and a Joint Proxy Statement-Prospectus which describes the Merger and the Merger Agreement. You are urged to read all of these materials carefully.

  THE BOARD OF DIRECTORS OF NORTHERN ILLINOIS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Because of the significance of the proposed Merger to Northern Illinois, your participation in the Special Meeting, in person or by proxy, is especially important. An abstention or failure to vote at the Special Meeting or failure to return a proxy will have the same effect as a vote "against" approval and adoption of the Merger Agreement. We, therefore, urge you to complete, sign, date and return the enclosed yellow proxy form promptly in the accompanying postage-paid envelope. You may, of course, attend the Special Meeting and vote in person, even if you have previously returned the proxy card.

  Thank you, and we look forward to seeing you at the Special Meeting.

                                          Sincerely,


                                          _____________________________________
                                             Robert W. Hinman, President and
                                                 Chief Executive Officer


                                          _____________________________________
                                           Brenton J. Emerick, Chairman of the
                                                          Board


                                          _____________________________________
                                            Howard A. McKee, Chairman of the
                                                   Executive Committee

                    NORTHERN ILLINOIS FINANCIAL CORPORATION
                            486 WEST LIBERTY STREET
                         WAUCONDA, ILLINOIS 60084-2489

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON AUGUST 21, 1996

  A Special Meeting of Stockholders (the "Special Meeting") of Northern Illinois Financial Corporation, an Illinois corporation ("Northern Illinois"), will be held on Wednesday, August 21, 1996 at 10:00 a.m., (local time) at the Niles branch of Grand National Bank, 7100 West Oakton, Niles, Illinois 60714-3047 for the following purposes:

    (i) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated January 22, 1996, as amended by the First Amendment thereto, dated March 18, 1996 (the "Merger Agreement"), by and among Northern Illinois, Premier Financial Services, Inc., a Delaware corporation ("Premier"), and Grand Premier Financial, Inc., a Delaware corporation ("GPF"), pursuant to which Northern Illinois and Premier will be merged with and into GPF (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the enclosed Joint Proxy Statement-Prospectus and in the Merger Agreement, a copy of which is attached as Appendix A thereto;

    (ii) To consider and vote upon a proposal to adjourn the Special Meeting in the event that Northern Illinois' management should determine in its sole discretion, at the time of the Special Meeting, that such adjournment is in the best interests of Northern Illinois and its stockholders, as more fully described in the accompanying Joint Proxy Statement-Prospectus; and

    (iii) To transact such other business as may be properly brought before the Special Meeting, and any adjournment or postponement thereof.

  The board of directors has fixed the close of business on July 5, 1996 as the record date for determining stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only holders of record of Northern Illinois Common Stock on such record date are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

  The affirmative vote of holders of at least (i) 80% of the outstanding shares of Northern Illinois Common Stock, and (ii) a majority of the outstanding shares of Northern Illinois Common Stock not held by Howard A. McKee and certain parties related to Howard A. McKee is necessary to approve the Merger. Under applicable Illinois law, stockholders of Northern Illinois are entitled to dissent from the Merger and to receive the fair value of their shares, as more fully explained in the accompanying Joint Proxy Statement-Prospectus.

                                          By Order of the Board of Directors

                                          _____________________________________
                                                    David E. Albright
                                                        Secretary

Wauconda, Illinois
July  , 1996

  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON, EVEN IF YOU PREVIOUSLY RETURNED THE PROXY CARD.

                       PREMIER FINANCIAL SERVICES, INC.
                        27 WEST MAIN STREET, SUITE 101
                           FREEPORT, ILLINOIS 61032

                                                                   July  , 1996

Dear Fellow Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Premier Financial Services, Inc., which will be held at the Best Western Stephenson Hotel, 109 South Galena Avenue, Freeport, Illinois, at 10:00 a.m. (local time), on Wednesday, August 21, 1996.

  At the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated January 22, 1996, as amended (the "Merger Agreement"), among Northern Illinois Financial Corporation ("Northern Illinois"), Premier Financial Services, Inc. ("Premier"), and Grand Premier Financial, Inc., a newly formed corporation ("GPF"), providing for the merger of Northern Illinois and Premier with and into GPF (the "Merger"). A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement-Prospectus.

  Under the terms of the Merger Agreement, each outstanding share of Northern Illinois Common Stock will be converted into 4.250 shares of GPF Common Stock, and each outstanding share of Premier Common Stock will be converted into
1.116 shares of GPF Common Stock. In addition, upon consummation of the Merger, each holder of Premier Preferred Stock will be entitled to receive GPF Preferred Stock with substantially identical terms. The consummation of the Merger is subject to the approval of the common stockholders of Northern Illinois and Premier and the satisfaction of other conditions contained in the Merger Agreement, all as more fully described in the accompanying Joint Proxy Statement-Prospectus.

  GPF will be headquartered in Wauconda, Illinois. The new company will have assets of approximately $1.6 billion with facilities in Illinois located between Lake Michigan and the Mississippi River.

  Enclosed are a Notice of Special Meeting of Stockholders and a Joint Proxy Statement-Prospectus which describes the Merger and the Merger Agreement. You are urged to read all of these materials carefully.

  THE BOARD OF DIRECTORS OF PREMIER HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Because of the significance of the proposed Merger to Premier, your participation in the Special Meeting, in person or by proxy, is especially important. An abstention or failure to vote at the Special Meeting or failure to return a proxy will have the same effect as a vote "against" approval and adoption of the Merger Agreement. We, therefore, urge you to complete, sign, date and return the enclosed blue proxy form promptly in the accompanying postage-paid envelope. You may, of course, attend the Special Meeting and vote in person, even if you have previously returned the proxy card.

  Thank you, and we look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          _____________________________________
                                                    Richard L. Geach,
                                              President and Chief Executive
                                                         Officer

                                          _____________________________________
                                                    David L. Murray,
                                           Executive Vice President and Chief
                                                    Financial Officer

                       PREMIER FINANCIAL SERVICES, INC.
                        27 WEST MAIN STREET, SUITE 101
                           FREEPORT, ILLINOIS 61032

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON AUGUST 21, 1996

  A Special Meeting of Stockholders (the "Special Meeting") of Premier Financial Services, Inc. a Delaware corporation ("Premier"), will be held on Wednesday, August 21, 1996 at 10:00 a.m., (local time) at the Best Western Stephenson Hotel, 109 South Galena Ave., Freeport, Illinois for the following purposes:

    (i) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated January 22, 1996 as amended by the First Amendment thereto, dated March 18, 1996 (the "Merger Agreement"), by and among Premier, Northern Illinois Financial Corporation, an Illinois corporation ("Northern Illinois"), and Grand Premier Financial, Inc., a Delaware corporation ("GPF"), providing for the merger of Northern Illinois and Premier with and into GPF (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the enclosed Joint Proxy Statement-Prospectus and in the Merger Agreement, a copy of which is attached as Appendix A thereto;

    (ii) To consider and vote upon a proposal to adjourn the Special Meeting in the event that Premier's management should determine in its sole discretion, at the time of the Special Meeting, that such adjournment is in the best interests of Premier and its stockholders, as more fully described in the accompanying Joint Proxy Statement-Prospectus; and

    (iii) To transact such other business as may be properly brought before the Special Meeting, and any adjournment or postponement thereof.

  The board of directors has fixed the close of business on July 5, 1996 as the record date for determining stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only holders of record of Premier Common Stock on such record date are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. The affirmative vote of the holders of a majority of the outstanding shares of Premier Common Stock is necessary to approve the Merger.

                                          By Order of the Board of Directors


                                          _____________________________________
                                                       Scott Dixon
                                                        Secretary

Freeport, Illinois
July  , 1996

  WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON, EVEN IF YOU PREVIOUSLY RETURNED THE PROXY CARD.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  PRELIMINARY JOINT PROXY STATEMENT-PROSPECTUS

                SUBJECT TO COMPLETION, DATED JULY 10, 1996

 NORTHERN ILLINOIS FINANCIAL            PREMIER FINANCIAL SERVICES, INC.
         CORPORATION                     27 WEST MAIN STREET, SUITE 101
   486 WEST LIBERTY STREET                  FREEPORT, ILLINOIS 61032
  WAUCONDA, ILLINOIS 60084-
            2489

                             JOINT PROXY STATEMENT

                                 -------------

                         GRAND PREMIER FINANCIAL, INC.

                                   PROSPECTUS

                                 -------------

  This Joint Proxy Statement-Prospectus is being furnished to the stockholders of Northern Illinois Financial Corporation, an Illinois corporation ("Northern Illinois"), and Premier Financial Services, Inc., a Delaware corporation ("Premier"), in connection with the solicitation of proxies by (i) the board of directors of Northern Illinois for use at the Special Meeting of Northern Illinois stockholders to be held on August 21, 1996, including any adjournments or postponements thereof (the "Northern Illinois Special Meeting"), and (ii) the board of directors of Premier for use at the Special Meeting of Premier stockholders to be held on August 21, 1996, including any adjournments or postponements thereof (the "Premier Special Meeting"). The purpose of each of these Special Meetings is to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of January 22, 1996, as amended by the First Amendment thereto, dated March 18, 1996 (the "Merger Agreement"), by and among Northern Illinois, Premier, and Grand Premier Financial, Inc., a Delaware corporation ("GPF"), as more fully described in this Joint Proxy Statement-Prospectus. This Joint Proxy Statement-Prospectus, together with a Notice of Special Meeting of Stockholders and form of proxy, are first being mailed to the stockholders of Northern Illinois and Premier on or about July
  , 1996.

                                                        (Continued on next page)

                                 -------------

    SEE "RISK FACTORS" ON PAGE 21 FOR A DISCUSSION OF CERTAIN FACTORS TO BE
     CONSIDERED BY NORTHERN ILLINOIS STOCKHOLDERS AND PREMIER STOCKHOLDERS.

                                 -------------

THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT-PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
 STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
  JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -------------

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS, OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
    FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

       The date of this Joint Proxy Statement-Prospectus is July  , 1996.

  GPF has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the following securities to be issued in connection with the Merger Agreement: up to 21,099,671 shares of common stock of GPF, par value $0.01 per share ("GPF Common Stock"), and the associated preferred stock purchase rights (the "Purchase Rights") issued pursuant to the Rights Agreement, dated July 8, 1996, between GPF and Premier Trust Services, Inc. (the "Rights Agreement"), and 9,250 shares of two series of the preferred stock of GPF, par value $0.01 per share (the "GPF Preferred Stock"), consisting of (i) 7,250 shares designated as Series B Perpetual Preferred Stock, with a stated value of $1,000 per share and convertible into GPF Common Stock at a rate of $8.51255 per share of GPF Common Stock (the "GPF Series B Preferred Stock"), and (ii) 2,000 shares designated as Series C Perpetual Preferred Stock, with a stated value of $1,000 per share (the "GPF Series C Preferred Stock"). The 21,099,671 shares of GPF Common Stock covered by the Registration Statement include 851,683 shares issuable upon the conversion of the GPF Series B Preferred Stock, and 321,541 shares issuable upon the exercise of outstanding options to acquire Premier Common Stock that have vested or may vest prior to the effective time of the Merger.

  Under the Merger Agreement, Northern Illinois and Premier will, subject to the approval of the common stockholders of Northern Illinois and Premier and other conditions, be merged with and into GPF (the "Merger"), and GPF will be the corporation resulting from the Merger. As a result of the Merger, (i) each issued and outstanding share of common stock of Northern Illinois, without par value ("Northern Illinois Common Stock"), other than shares held by holders of Northern Illinois Common Stock who have properly exercised their dissenters' rights under Illinois law, will be converted into the right to receive 4.250 shares of GPF Common Stock, (ii) each issued and outstanding share of common stock of Premier, par value $5.00 per share ("Premier Common Stock"), will be converted into the right to receive 1.116 shares of GPF Common Stock, and
(iii) each issued and outstanding share of the preferred stock of Premier, par value $1.00 per share ("Premier Preferred Stock"), other than shares held by holders of Premier Preferred Stock who have properly exercised their dissenters' rights under Delaware law, will be converted into the right to receive one share of GPF Preferred Stock having substantially identical terms to the Premier Preferred Stock so converted. See "THE MERGER--Conversion of Shares." Outstanding options to acquire Premier Common Stock will be converted into options to purchase shares of GPF Common Stock. The number of shares of GPF Common Stock purchasable under each such option, and the exercise price, will be adjusted on the basis of the exchange ratio for Premier Common Stock. See "THE MERGER--Conversion of Options."

  Northern Illinois Common Stock is not listed or traded on any national or regional exchange or established over-the-counter market. Premier Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "PREM." On July 5, 1996, the last reported sales price for Premier Common Stock on the Nasdaq Stock Market's National Market was $10.75 per share.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NORTHERN ILLINOIS, PREMIER OR GPF. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION OR TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF NORTHERN ILLINOIS, PREMIER OR GPF SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   1
SUMMARY OF JOINT PROXY STATEMENT-PROSPECTUS................................   2
  The Companies............................................................   2
  The Meetings of Stockholders; Votes Required.............................   3
  Dissenters' Rights.......................................................   4
  The Merger...............................................................   4
  Reciprocal Stock Option Agreements.......................................   5
  Conditions to the Merger; Termination of the Merger Agreement............   5
  Effective Time...........................................................   6
  Reasons for the Merger...................................................   6
  Board of Directors and Management Following the Merger...................   6
  Opinions of Financial Advisors...........................................   7
  Recommendation of the Boards of Directors................................   7
  Regulatory Approvals.....................................................   7
  Interests of Certain Persons in the Merger...............................   8
  Certain Federal Income Tax Consequences..................................   9
  Accounting Treatment.....................................................  10
  GPF Common Stock; Comparison of Stockholder Rights.......................  10
  GPF Preferred Stock......................................................  13
  Selected Historical Financial Data.......................................  15
  Selected Pro Forma Financial Data of GPF.................................  17
  Historical and Pro Forma Comparative Per Share Data......................  18
  No Public Market for GPF Common Stock....................................  19
  Market for Northern Illinois Common Stock................................  19
  Market for Premier Common Stock..........................................  20
RISK FACTORS...............................................................  21
  Uncertainties Related to the Integration of Businesses...................  21
  Limited Liquidity........................................................  21
  Antitakeover Provisions..................................................  21
  Certain Stockholders Can Block Supermajority Stockholder Votes...........  22
THE COMPANIES..............................................................  23
  Northern Illinois Financial Corporation..................................  23
  Premier Financial Services, Inc..........................................  23
  Grand Premier Financial, Inc.............................................  24
MEETINGS OF STOCKHOLDERS...................................................  25
  Introduction.............................................................  25
  Purpose..................................................................  25
  Date, Time and Place of Meetings and Record Dates........................  25
  Stockholder Approval: Vote Required......................................  25
  Voting and Revocation of Proxies.........................................  26
  Solicitation Of Proxies..................................................  27
THE MERGER.................................................................  28
  Introduction.............................................................  28
  Background of the Merger.................................................  28
  Reasons for the Merger...................................................  31
  Opinions of Financial Advisors...........................................  32

                                                                           PAGE
                                                                           ----
  Terms of the Merger.....................................................  40
  Conversion of Shares....................................................  40
  Conversion of Options...................................................  41
  Closing of the Merger...................................................  41
  Exchange of Stock Certificates; Fractional Shares.......................  42
  Representations and Warranties..........................................  43
  Conditions to the Consummation of the Merger............................  43
  Conduct of Business Pending the Merger and Other Agreements.............  44
  Nasdaq National Market Listing..........................................  46
  Dividends...............................................................  46
  Commitments with Respect to Other Offers................................  46
  Termination of the Merger Agreement.....................................  46
  Waiver and Amendment....................................................  47
  Expenses................................................................  47
  Regulatory Approvals....................................................  47
  Certain Federal Income Tax Consequences of the Merger...................  48
  Resales of GPF Common Stock Issued in the Merger........................  49
BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER.............  51
  Board of Directors......................................................  51
  Management..............................................................  53
INTERESTS OF CERTAIN PERSONS IN THE MERGER................................  55
CERTAIN RELATED TRANSACTIONS..............................................  57
  Reciprocal Stock Option Agreements......................................  57
DISSENTERS' RIGHTS........................................................  60
  Northern Illinois Stockholders..........................................  60
  Holders of Premier Preferred Stock......................................  62
DESCRIPTION OF GPF CAPITAL STOCK..........................................  64
  Authorized Capital Stock................................................  64
  GPF Common Stock........................................................  64
  GPF Preferred Stock.....................................................  65
  Transfer Agent..........................................................  68
POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF
 CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT.........................  69
  General.................................................................  69
  Classified Board of Directors...........................................  69
  Number of Directors; Removal; Filling of Vacancies......................  70
  No Shareholder Action by Written Consent; Special Meetings..............  70
  Right to Consider Effect of Certain Transactions on Non-Stockholder
   Constituencies.........................................................  70
  Advance Notice of Stockholder Nominations and Proposals of Other
   Business...............................................................  70
  Special Vote Requirements...............................................  71
  Restrictions on Business Transactions with Interested Parties...........  72
  The Rights Agreement....................................................  73
COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF
 COMMON STOCK.............................................................  77
  Capital Structure.......................................................  77
  Number of Directors.....................................................  77
  Structure of Board......................................................  77
  Filling of Vacancies and Newly Created Directorships....................  78
  Removal of Directors....................................................  78

                                                                           PAGE
                                                                           ----
  Stockholder Meetings....................................................  78
  Advance Notice of Stockholder Nominations for Directors and Proposals of
   Other Business.........................................................  78
  Written Consent.........................................................  79
  Amendment of Certificate (or Articles) of Incorporation.................  79
  Amendment of Bylaws.....................................................  79
  Required Vote for Certain Business Combinations.........................  79
  Additional Provisions Not Found in the Northern Illinois Articles.......  81
COMPARISON OF RIGHTS OF HOLDERS OF PREMIER COMMON STOCK AND GPF COMMON
 STOCK....................................................................  82
  Number of Directors; Classified Board...................................  82
  Filling of Vacancies and Newly Created Directorships....................  82
  Removal of Directors....................................................  82
  Stockholder Meetings....................................................  83
  Advance Notice of Stockholder Nominations for Directors and Proposals of
   Other Business.........................................................  83
  Amendment of Certificate of Incorporation...............................  83
  Amendment of the Bylaws.................................................  84
  Required Vote for Certain Business Combinations.........................  84
  Additional Provisions Not Found in the Premier Certificate..............  84
BUSINESS OF GPF...........................................................  85
  Properties..............................................................  85
  Governmental Monetary Policies..........................................  85
  Market for and Dividends on GPF Common Stock............................  85
  Employees...............................................................  85
  Compensation of Directors and Officers of GPF...........................  86
PRO FORMA FINANCIAL INFORMATION...........................................  87
CERTAIN INFORMATION CONCERNING NORTHERN ILLINOIS..........................  94
  Certain Beneficial Owners of Northern Illinois Common Stock.............  94
  Executive Compensation..................................................  96
  Pension Plans...........................................................  96
  Compensation of Directors...............................................  96
  Other Transactions With Management......................................  97
ADDITIONAL FINANCIAL INFORMATION CONCERNING NORTHERN ILLINOIS.............  98
  Average Balances, Interest and Average Rates Earned and Paid............  98
  Rate/Volume Analysis....................................................  99
  Securities Portfolio....................................................  99
  Loan Portfolio.......................................................... 101
  Summary of Loan Loss Experience......................................... 105
  Deposits................................................................ 106
  Return on Equity and Assets............................................. 107
  Short-Term Borrowings................................................... 107
NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
 OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED
 MARCH 31, 1996........................................................... 109
  Financial Condition at March 31, 1996 Compared to December 31, 1995..... 109
  Results of Operations for the Three Months Ended March 31, 1996 Compared
   to the Three Months Ended March 31, 1995............................... 109
  Shareholders' Equity.................................................... 110

                                                                           PAGE
                                                                           ----
NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
 OPERATIONS AND FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED
 DECEMBER 31, 1995........................................................ 111
  Financial Condition at December 31, 1995 Compared to December 31, 1994
   and December 31, 1993.................................................. 111
  Results of Operations for the Twelve Months Ended December 31, 1993,
   December 31, 1994 and December 31, 1995................................ 112
CERTAIN INFORMATION CONCERNING PREMIER.................................... 116
  Certain Beneficial Owners of Premier Common Stock....................... 116
  Executive Compensation.................................................. 119
  Stock Options........................................................... 120
  Pension Plan............................................................ 121
  Change in Control and Termination Agreements............................ 121
  Compensation of Directors............................................... 122
  Other Transactions with Management...................................... 122
ADDITIONAL FINANCIAL INFORMATION CONCERNING PREMIER....................... 123
  Distribution of Assets, Liabilities and Stockholders' Equity............ 123
  Interest Rates and Interest Differential................................ 124
  Changes in Interest Margin.............................................. 125
  Investment Portfolio.................................................... 125
  Loan Portfolio.......................................................... 126
  Risk Elements in the Loan Portfolio..................................... 127
  Summary of Loan Loss Experience......................................... 127
  Deposits................................................................ 131
  Time Certificates of Deposit/Time Deposits of $100,000 Or More.......... 131
  Return On Equity And Assets............................................. 131
  Short-Term Borrowings................................................... 132
PREMIER MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 1996............ 133
  Introduction............................................................ 133
  Results of Operations................................................... 133
  Financial Condition..................................................... 134
PREMIER MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995.......... 135
  Introduction............................................................ 135
  Results of Operations................................................... 135
  Financial Condition..................................................... 138
SUPERVISION AND REGULATION................................................ 140
  General................................................................. 140
  Bank Holding Company Regulation......................................... 141
  Bank Regulation......................................................... 142
  Capital Requirements of Banks and Bank Holding Companies................ 142
  Other Regulations....................................................... 143
  Recent Developments Affecting Deposit Insurance Premiums................ 144
ADJOURNMENT OF SPECIAL MEETINGS........................................... 146
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.................................. 146
CERTAIN OPINIONS.......................................................... 146
INDEX TO FINANCIAL STATEMENTS............................................. F-1

                                   APPENDICES

A.Agreement and Plan of Merger
B.Section 11.65 and 11.70 of the Business Corporation Act of Illinois C.Section 262 of the General Corporation Law of Delaware
D.Opinion of Prairie Capital Services, Inc.
E.Opinion of The Chicago Corporation
F.Restated Certificate of Incorporation of Grand Premier Financial, Inc.

                             AVAILABLE INFORMATION

  GPF is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Northern Illinois and Premier are each subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by either Northern Illinois or Premier can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  This Joint Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 described in page (ii) hereof of which this Joint Proxy Statement-Prospectus is a part (the "Registration Statement"), certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, including the exhibits filed as a part thereof, which may be inspected and copied as set forth above.

  All information contained in this Joint Proxy Statement-Prospectus with respect to Northern Illinois and its subsidiaries has been supplied by Northern Illinois, all information with respect to Premier and its subsidiaries has been supplied by Premier, and all information with respect to GPF has been supplied jointly by Northern Illinois, Premier and GPF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by Northern Illinois (File No. 0-17728) and Premier (File No. 0-13425) pursuant to the Exchange Act are incorporated by reference in this Joint Proxy Statement- Prospectus:

    1. Northern Illinois' Annual Report on Form 10-K for the year ended December 31, 1995;

    2. Northern Illinois' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

    3. Northern Illinois' Current Report on Form 8-K dated January 18, 1996;

    4. Premier's Annual Report on Form 10-K for the year ended December 31,
  1995;

    5. Premier's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

    6. Premier's Current Report on Form 8-K dated January 18, 1996.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained in this Joint Proxy Statement-Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement-Prospectus.

  AS SET FORTH ABOVE, THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED HEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF STOCK OF NORTHERN ILLINOIS OR PREMIER, TO WHOM THIS JOINT PROXY STATEMENT-PROSPECTUS IS DELIVERED, AND WILL BE DELIVERED BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH PERSON'S WRITTEN OR ORAL REQUEST TO THE
FOLLOWING:

     NORTHERN ILLINOIS DOCUMENTS   PREMIER DOCUMENTS
     ---------------------------   -----------------
     Northern Illinois Finan-
      cial Corporation             Premier Financial Services, Inc.
     486 West Liberty Street       27 West Main Street, Suite 101
     Wauconda, IL 60084-2489       Freeport, IL 61032
     Attention: David E.
      Albright                     Attention: David L. Murray
          (847) 487-1818                (815) 233-3773

  IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, A REQUEST MUST BE RECEIVED NO LATER THAN AUGUST 14, 1996.

                  SUMMARY OF JOINT PROXY STATEMENT-PROSPECTUS

  The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement-Prospectus. This summary does not contain a complete statement of such information and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and financial statements included elsewhere in this Joint Proxy Statement-Prospectus.

THE COMPANIES

  Northern Illinois. Northern Illinois is organized under the laws of the State of Illinois and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Its sole active subsidiary is Grand National Bank, a national banking association. Grand National Bank was formed in February 1996 following the merger and consolidation of the national bank charters of four wholly-owned subsidiaries of Northern Illinois--Grand National Bank, located in Waukegan, Illinois ("Grand National Bank-Waukegan"), Grand National Bank, located in Crete, Illinois ("Grand National Bank-Crete"), Grand National Bank, located in Niles, Illinois ("Grand National Bank-Niles"), and Grand National Bank, located in Crystal Lake, Illinois ("Grand National Bank-Crystal Lake"). Northern Illinois' only other subsidiary, American Suburban Mortgage Corporation, an Illinois corporation, is currently inactive. Grand National Bank provides an array of financial services of the kind typically offered by commercial banks to commercial establishments and individuals throughout northern Illinois. Grand National Bank has offices located in Crete, Homewood, Tinley Park, South Chicago Heights, Mokena, Niles, Crystal Lake, Wauconda, Island Lake, Woodstock, Mundelein, Waukegan and Gurnee, Illinois.

  Northern Illinois' principal executive offices are located at 486 West Liberty Street, Wauconda, Illinois 60084-2489, and its telephone number is
(847) 487-1818. See "THE COMPANIES--Northern Illinois."

  Premier. Premier is organized under the laws of the State of Delaware and is a registered bank holding company under the BHCA. Its bank subsidiaries consist of First Bank North, an Illinois state bank, First Bank South, an Illinois state bank, First National Bank of Northbrook, a national banking association, and First Security Bank of Cary Grove, an Illinois state bank (the "Premier Banks"). The Premier Banks provide a full array of financial services and products generally associated with commercial banking to individuals, businesses, local governmental units and institutional customers throughout northern Illinois. The Premier Banks have offices located in Freeport, Stockton, Warren, Mt. Carroll, DeKalb, Dixon, Rockford, Polo, Sterling, Northbrook, Riverwoods and Cary, Illinois.

  Premier's non-bank subsidiaries consist of Premier Trust Services, Inc., an Illinois trust company, Premier Insurance Services, Inc., an Illinois corporation and a full-line casualty and life insurance agency, and Premier Operating Systems, Inc., an Illinois corporation which provides data processing and operational services to Premier and its subsidiaries (collectively with the Premier Banks, the "Premier Subsidiaries").

  Premier's principal executive offices are located at 27 West Main Street, Suite 101, Freeport, Illinois 61032, and its telephone number is (815) 233-3671. See "THE COMPANIES--Premier."

  GPF. GPF is a Delaware corporation formed by Northern Illinois and Premier on January 12, 1996 for the purpose of effecting a merger-of-equals between Northern Illinois and Premier. GPF will be, upon consummation of the Merger, a registered bank holding company under the BHCA, owning all of the issued and outstanding stock of Grand National Bank and American Suburban Mortgage Corporation (the "Northern Illinois Subsidiaries") and the Premier Subsidiaries. GPF does not currently own any significant assets and has not yet engaged in any business activity, other than applying for necessary regulatory approvals and other matters of a procedural nature relating to the Merger. See "THE COMPANIES--GPF." GPF's principal executive offices are located at 486 West Liberty Street, Wauconda, Illinois 60084-2489, and its telephone number is
(847) 487-1818.

THE MEETINGS OF STOCKHOLDERS; VOTES REQUIRED

  Northern Illinois Special Meeting. The Northern Illinois Special Meeting will be held at the Niles branch of Grand National Bank, 7100 West Oakton, Niles, Illinois 60714-3047 on Wednesday, August 21, 1996, at 10:00 a.m. (local time) for the purpose of considering and voting upon the Merger Agreement. Approval by Northern Illinois stockholders of the Merger Agreement requires the affirmative vote of holders of at least (i) 80% of the outstanding shares of Northern Illinois Common Stock, and (ii) a majority of the outstanding shares of Northern Illinois Common Stock not held by Howard A. McKee and certain parties related to Mr. McKee who constitute his "associates" (the "McKee Associates") within the meaning of Section 7.85 of the Illinois Business Corporation Act of 1983, as amended (the "IBCA"). Such approval is a condition to, and required for, the consummation of the Merger. Only holders of record of Northern Illinois Common Stock at the close of business on July 5, 1996 (the "Record Date") are entitled to notice of, and to vote at, the Northern Illinois Special Meeting. As of such date, there were 2,956,784 shares of Northern Illinois Common Stock outstanding.

  As of the Record Date, the directors and executive officers of Northern Illinois and their affiliates owned beneficially an aggregate of 1,917,434 shares of Northern Illinois Common Stock, not including shares held by members of the immediate families of such directors and executive officers as to which such directors and executive officers disclaim beneficial ownership, or approximately 65% of the shares of Northern Illinois Common Stock entitled to vote at the Northern Illinois Special Meeting. All of these holders have indicated their intention to vote their shares for the approval of the Merger Agreement. As of the Record Date, Mr. McKee and the McKee Associates owned beneficially an aggregate of 1,744,154 shares of Northern Illinois Common Stock, or approximately 59% of the outstanding shares of Northern Illinois Common Stock.

  Votes cast by proxy or in person at the Northern Illinois Special Meeting will be tabulated by the inspectors appointed for such meeting and the inspectors will determine whether a quorum is present. The inspectors will treat abstentions (but not broker non-votes) as shares that are present for purposes of determining the presence of a quorum. However, broker non-votes and abstentions will not be counted as votes cast for or against the proposal to approve the Merger Agreement and, as a result, will have the same effect as votes cast against the Merger Agreement.

  Premier Special Meeting. The Premier Special Meeting will be held at the Best Western Stephenson Hotel, 109 South Galena Avenue, Freeport, Illinois on Wednesday, August 21, 1996, at 10:00 a.m. (local time) for the purpose of considering and voting upon the Merger Agreement. Approval by Premier stockholders of the Merger Agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Premier Common Stock, and such approval is a condition to, and required for, the consummation of the Merger. Only holders of record of Premier Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Premier Special Meeting. As of the Record Date, there were 6,592,582 shares of Premier Common Stock outstanding. Holders of Premier Preferred Stock do not have voting rights with respect to the Merger.

  As of the Record Date, the directors and executive officers of Premier and their affiliates owned beneficially an aggregate of 821,128 shares of Premier Common Stock, not including shares held by members of the immediate families of such directors and executive officers as to which such directors and executive officers disclaim beneficial ownership, or approximately 12% of the shares entitled to vote at the Premier Special Meeting. All of these holders have indicated their intention to vote their shares for the approval of the Merger Agreement.

  Votes cast by proxy or in person at the Premier Special Meeting will be tabulated by the inspectors appointed for such meeting and the inspectors will determine whether a quorum is present. The inspectors will treat abstentions (but not broker non-votes) as shares that are present for purposes of determining the presence of a quorum. However, broker non-votes and abstentions will not be counted as votes cast for or against the proposal to approve the Merger Agreement and, as a result, will have the same effect as votes cast against the Merger Agreement.

  GPF. The Merger Agreement must also be approved by the holders of at least a majority of the outstanding shares of GPF Common Stock. Northern Illinois and Premier each currently hold 50% of the outstanding GPF Common Stock. As of the date hereof, Northern Illinois and Premier have unanimously approved the Merger Agreement in their capacities as stockholders of GPF.

DISSENTERS' RIGHTS

  If the Merger is consummated, holders of Northern Illinois Common Stock and Premier Preferred Stock have the right to dissent from the Merger and to demand payment, in cash, of the "fair value" of their shares, provided that such holders comply with certain statutory procedures. Failure to take any step required in connection with the exercise of such dissenters' rights in a timely manner may result in a loss or waiver of those rights. Holders of shares of Premier Common Stock have no dissenters' rights because such shares are listed and traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market").

  Northern Illinois Stockholders. A holder of Northern Illinois Common Stock may assert dissenters' rights with respect to the Merger by delivering to Northern Illinois, before the vote is taken to approve the Merger, a written demand for payment for his or her shares in the event the Merger is consummated, to David E. Albright, Secretary, Northern Illinois Financial Corporation, 486 West Liberty Street, Wauconda, Illinois 60084-2489. A Northern Illinois stockholder who intends to exercise dissenters' rights MAY NOT vote in favor of the Merger Agreement. If a Northern Illinois stockholder returns a signed proxy but does not mark the proxy to indicate a vote against, or an abstention from voting for, the adoption of the Merger Agreement, and such proxy is not properly revoked, the proxy will be voted for the adoption of the Merger Agreement, such holder will have waived his or her dissenters' rights, and any written demand for payment submitted by such holder will be void. For a complete discussion of the procedures whereby holders of Northern Illinois Common Stock may assert dissenters' rights, see "DISSENTERS' RIGHTS--Northern Illinois Stockholders."

  Holders of Premier Preferred Stock. Holders of record of Premier Preferred Stock who desire to exercise their appraisal rights to have the "fair value" of their shares of Premier Preferred Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them must (i) hold such shares of record on the date the written demand for appraisal is made, (ii) continue to hold such shares until the Effective Time, and (iii) deliver a written demand for appraisal of their shares of Premier Preferred Stock to Scott Dixon, Secretary, Premier Financial Services, Inc., 27 West Main Street, Suite 101, Freeport Illinois, 61032 before the vote is taken to approve the Merger Agreement. For a complete discussion of the procedures whereby holders of Premier Preferred Stock may assert dissenters' rights, see "DISSENTERS' RIGHTS--Holders of Premier Preferred Stock."

THE MERGER

  At the effective time of the Merger (see "--Effective Time," below), Northern Illinois and Premier will merge with and into GPF, with GPF as the corporation resulting from the Merger. Each share of Northern Illinois Common Stock, other than shares for which dissenters' rights have been validly asserted, will be converted into the right to receive 4.250 shares of GPF Common Stock; each share of Premier Common Stock will be converted into the right to receive 1.116 shares of GPF Common Stock; each share of Premier Preferred Stock, other than shares for which dissenters' rights have been validly asserted, will be converted into the right to receive one share of GPF Preferred Stock having terms substantially identical to the terms of the shares so converted; and all shares of GPF Common Stock currently held by Northern Illinois and Premier in connection with the formation of GPF will be canceled. The GPF Series B Preferred Stock and the GPF Series C Preferred Stock, unlike the series of Premier Preferred Stock for which they are exchanged, will be cumulative, rather than noncumulative, with respect to dividends, pursuant to the terms of an agreement entered into with the holders of such Premier Preferred Stock at the time of its issuance. Moreover, each option to purchase shares of Premier Common Stock outstanding prior to the Effective Time will be converted into an option to purchase shares of GPF Common

Stock. The number of shares covered by and the exercise price of each option will be adjusted pursuant to the exchange ratio for Premier Common Stock. See "THE MERGER--Terms of the Merger; Conversion of Shares; Conversion of Options." Assuming that no additional options under the Premier stock option plans are exercised, and no shares of the Premier Preferred Stock designated as Series B Perpetual Preferred Stock are converted into Premier Common Stock, prior to the Merger, at the effective time of the Merger, stockholders of Northern Illinois will own approximately 63% and stockholders of Premier will own approximately 37% of the GPF Common Stock. On a fully diluted basis (i.e., assuming full conversion of the Premier Preferred Stock designated as Series B Perpetual Preferred Stock and the exercise of all outstanding options, vested and unvested, to acquire Premier Common Stock), at the effective time of the Merger, stockholders of Northern Illinois would own approximately 59% and stockholders of Premier would own approximately 41% of the GPF Common Stock.

RECIPROCAL STOCK OPTION AGREEMENTS

  Concurrently with the execution of the Merger Agreement, Northern Illinois and Premier entered into reciprocal stock option agreements. Under the "Northern Illinois Stock Option Agreement," Northern Illinois granted to Premier an option to purchase up to 19.9% of the outstanding shares of Northern Illinois Common Stock upon the occurrence of certain triggering events-- generally, actions or proposals involving a third-party merger with, or acquisition of the stock or assets of, Northern Illinois. Under the "Premier Stock Option Agreement," Premier granted to Northern Illinois an option to purchase up to 19.9% of the outstanding shares of Premier Common Stock upon the occurrence of certain triggering events--generally, actions or proposals involving a third-party merger with, or acquisition of the stock or assets of, Premier. The option price for Northern Illinois Common Stock under the Northern Illinois Stock Option Agreement is $30.00 per share. The option price for Premier Common Stock under the Premier Stock Option Agreement is $9.00 per share.

  Northern Illinois and Premier entered into the Northern Illinois Stock Option Agreement and the Premier Stock Option Agreement (collectively, the "Stock Option Agreements") in order to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Certain aspects of the Stock Option Agreements may have the effect of discouraging third-parties who might be interested in entering into a transaction with or acquiring a significant interest in Northern Illinois or Premier from considering or proposing such an action. Exercise of the options granted under the Stock Option Agreements will be subject to the receipt of appropriate regulatory approvals. For more information, see "CERTAIN RELATED TRANSACTIONS-- Reciprocal Stock Option Agreements"; see also "THE MERGER--Regulatory Approvals."

CONDITIONS TO THE MERGER; TERMINATION OF THE MERGER AGREEMENT

  The consummation of the Merger is subject to stockholder approval and the satisfaction (or waiver, to the extent such waiver is permitted by law) of the other conditions contained in the Merger Agreement. Such conditions include the following: (i) the shares of GPF Common Stock shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance,
(ii) all regulatory approvals necessary to consummate the Merger shall have been obtained (see "--Regulatory Approvals"), (iii) the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part, and a registration registering the GPF Common Stock under the Exchange Act, shall have become effective, (iv) no court or agency order or other legal restraint preventing consummation of the Merger shall be in effect, (v) Northern Illinois and Premier shall have received an opinion from KPMG substantially to the effect that the Merger will be treated as a tax-free reorganization under the Code (see "--Certain Federal Income Tax Consequences"), (vi) Northern Illinois and Premier shall each have received a letter from their accountants to the effect that the Merger will qualify for "pooling-of-interests" accounting treatment (see "--Accounting Treatment"), (vii) no event shall have occurred which has had or may be reasonably expected to have a material adverse effect on the business, results of operations, financial condition, or reasonable prospects of Northern Illinois or Premier, (viii) no 10% shareholder of either party shall have acquired any additional stock in either party, (ix) each party shall have received a fairness opinion from its financial advisor, and (x) there is no material breach by the other party of its representations and warranties and the performance of its obligations under the Merger Agreement.

  As of the date of this Joint Proxy Statement Prospectus, Premier and Northern Illinois have received a tax opinion from KPMG and fairness opinions from Prairie Capital and TCC which meet the conditions of the Merger Agreement, the shares of GPF Common Stock have been approved for listing on the Nasdaq National Market, and some, but not all, of the bank regulatory approvals necessary to consummate the Merger have been received. No assurance can be given as to when or if all of the remaining conditions precedent to the Merger can or will be satisfied, or waived by the party permitted to waive such conditions. See "THE MERGER--Representations and Warranties; Conditions to the Consummation of the Merger; Amendment and Waiver."

  The Merger Agreement may be terminated by the board of directors of Northern Illinois or Premier under certain circumstances, either before or after stockholder approval. The board of directors of either Northern Illinois or Premier may terminate the Merger Agreement if the Merger is not consummated on or before January 22, 1997 (unless the failure to consummate the Merger is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement. See "THE MERGER-- Termination of the Merger Agreement."

EFFECTIVE TIME

  The effective time of the Merger (the "Effective Time") will occur upon the later of (i) the filing of a certificate of merger with the Secretary of State of the State of Delaware, or (ii) the issuance of a certificate of merger by the Secretary of State of the State of Illinois. The parties must use reasonable efforts to cause those events to occur on a closing date no later than the last business day in the calendar month in which certain conditions in the Merger Agreement have been satisfied. See "THE MERGER--Closing of the Merger."

REASONS FOR THE MERGER

  In recent years, Northern Illinois and Premier have faced increased competition, not only from other commercial banks, savings associations and credit unions, but also from a wide range of more specialized financial service providers, including mortgage companies, broker-dealers, and insurance agencies. At the same time, both Northern Illinois and Premier have been faced with increased costs, most notably the costs associated with regulatory compliance and with developing and maintaining the level of technology now required to compete effectively in the financial services industry. Northern Illinois and Premier each believe that, by combining their operations through a merger-of-equals, they will achieve sufficient size to permit the increased specialization required to compete more effectively with their larger competitors as well as their non-bank competitors. At the same time, both believe that substantial cost savings, especially in the area of technology and back-office operations, may be achieved through spreading their costs over a larger base and eliminating, to the extent possible, duplicative functions. Northern Illinois and Premier each believe that such benefits can be realized much earlier through the Merger than through pursuing growth as separate institutions. Moreover, since a merger-of-equals transaction does not involve the termination of stockholder interests, it will not preclude the possibility that the stockholders of the combined company might achieve a premium on the sale of their stock, at some future date, in the event of a subsequent merger or sale of the combined company. At the present time, however, neither Northern Illinois, Premier nor GPF has any plans or intentions of entering into any such transaction. For a discussion of additional factors considered by the boards of directors of Northern Illinois and Premier in approving the Merger, see "THE MERGER--Reasons for the Merger."

BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER

  From and after the Effective Time, the board of directors of GPF will consist of eight directors designated by Northern Illinois, including Robert W. Hinman (the "Northern Illinois Representatives"), and eight directors designated by Premier, including Richard L. Geach and David L. Murray (the "Premier Representatives"). Pursuant to the Merger Agreement, at the Effective Time, Richard L. Geach will be the Chief Executive Officer of GPF, Robert W. Hinman will be the President and Chief Operating Officer of GPF, and David L. Murray will be an Executive Vice President and Chief Financial Officer of GPF. Mr. Hinman, or such other person nominated for the office of Chief Executive Officer by the Northern Illinois Representatives, will become Chief Executive Officer of GPF on the date upon which Mr. Geach ceases to be Chief Executive Officer of GPF, which date shall in no event be later than December 31, 1999. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER."

OPINIONS OF FINANCIAL ADVISORS

  Prairie Capital Services, Inc. ("Prairie Capital") has rendered its opinion to Northern Illinois' board of directors that, as of the date of this Joint Proxy Statement-Prospectus, the terms of the Merger are fair, from a financial point of view, to the stockholders of Northern Illinois. A copy of Prairie Capital's opinion is attached as Appendix D and should be read in its entirety with respect to the assumptions made, other matters considered and the scope of the review that was undertaken. See "THE MERGER--Opinions of Financial Advisors."

  The Chicago Corporation ("TCC") has rendered its opinion to Premier's board of directors that, as of the date of this Joint Proxy Statement-Prospectus, the consideration to be received by the stockholders of Premier in the Merger is fair, from a financial point of view, to Premier's stockholders. A copy of TCC's opinion is attached as Appendix E and should be read in its entirety with respect to the assumptions made, other matters considered and the scope of the review that was undertaken. See "THE MERGER--Opinions of Financial Advisors."

RECOMMENDATION OF THE BOARDS OF DIRECTORS

  Northern Illinois. THE BOARD OF DIRECTORS OF NORTHERN ILLINOIS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT. THE BOARD OF DIRECTORS OF NORTHERN ILLINOIS BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF NORTHERN ILLINOIS' STOCKHOLDERS AND RECOMMENDS A VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. For a discussion of the factors considered by the board of directors of Northern Illinois in reaching its conclusions, see "THE MERGER-- Reasons for Approving the Merger; Opinions of Financial Advisors."

  Premier. THE BOARD OF DIRECTORS OF PREMIER HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT. THE BOARD OF DIRECTORS OF PREMIER BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PREMIER STOCKHOLDERS AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER AGREEMENT. For a discussion of the factors considered by the board of directors of Premier in reaching its conclusions, see "THE MERGER--Reasons for Approving the Merger; Opinions of Financial Advisors."

REGULATORY APPROVALS

  The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under Sections 3 and 4 of the BHCA. Because the Merger involves a change of control of three Illinois state banks and an Illinois trust company that are included among the Premier Subsidiaries, it is also subject to the approval of the Illinois Commissioner of Banks and Trust Companies (the "Illinois Commissioner"). Applications were filed with the Federal Reserve Board for approval of the Merger on March 29, 1996, and were accepted for filing on April 26, 1996. An application for a change of control of the Premier Subsidiaries which are Illinois State banks or trust companies was filed on April 1, 1996.

  By letter dated May 24, 1996, the Federal Reserve Board approved all of the Federal Reserve Board applications necessary to consummate the Merger, including the applications filed by GPF and two shareholders of Northern Illinois, Keeco, Inc. and Northland Insurance Agency, pursuant to Section 3 of the BHCA, and the notifications filed by GPF, Keeco, Inc. and Northland Insurance Agency pursuant to Section 4 of the BHCA. Under the terms of the Federal Reserve Board's letter, the Merger may be consummated any time after June 8,

1996 and must be consummated on or before August 24, 1996 (unless such period is further extended by the Federal Reserve Board). See "THE MERGER--Regulatory Approvals."

  The Merger Agreement provides that the obligation of each of Northern Illinois, Premier and GPF to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance as to whether the Illinois Commissioner will approve the Merger or as to the date of such approval.

  For a more complete discussion of required regulatory approvals, see "THE MERGER--Regulatory Approvals."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Northern Illinois' and Premier's management and boards of directors may be deemed to have certain interests in the Merger in addition to their interests generally as stockholders of Northern Illinois or Premier, as the case may be. Richard L. Geach, who is currently the president and chief executive officer of Premier, and David L. Murray, who is currently the executive vice president and chief financial officer of Premier, will become the chief executive officer of GPF and the senior executive vice president and chief financial officer of GPF, respectively, following the Merger. Robert W. Hinman, who is currently the president and chief executive officer of Northern Illinois, Alan J. Emerick, who is currently an executive vice president of Northern Illinois, and William T. Theobald, who is currently an executive vice president and chief credit officer of Northern Illinois will become the president and chief operating officer, an executive vice president, and an executive vice president and chief credit officer, respectively, of GPF following the Merger. GPF has not yet determined the amount of the compensation to be paid to any of its officers following the Merger. No employment agreements have been entered into in connection with or in anticipation of the Merger. For information concerning the compensation paid in the last three years to Mr. Geach and Mr. Murray by Premier and to Mr. Hinman, Mr. Emerick and Mr. Theobald by Northern Illinois, see "CERTAIN INFORMATION CONCERNING PREMIER--Executive Compensation" and "CERTAIN INFORMATION CONCERNING NORTHERN
ILLINOIS--Executive Compensation."

  Mr. Geach, Mr. Murray, Donald E. Bitz, R. Gerald Fox, Edward G. Maris, H. Barry Musgrove, and Joseph C. Piland, who are currently members of the board of directors of Premier, and Mr. Hinman, Mr. Alan Emerick, Jean M. Barry, Henry J. Bystricky, Frank J. Callero, Brenton J. Emerick, James Esposito, Robert W. Hinman, and Howard A. McKee, who are currently members of the board of directors of Northern Illinois, will become directors of GPF upon consummation of the Merger. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors." GPF has not yet fixed the amount of the compensation to be paid to members of its board of directors or officers upon consummation of the Merger. The parties anticipate, however, that non-employee directors of GPF will be compensated for their services to GPF following the Merger in an amount comparable to the amounts currently paid to non-employee directors of Premier. Non-employee directors of Premier currently receive an annual retainer fee of $10,800 and $400 per committee meeting attended. See "BUSINESS OF GPF--Compensation of Directors and Officers of GPF." Mr. Bitz, Mr. Fox, Mr. Maris, Mr. Musgrove, Mr. Piland, Mr. Bystricky and Mr. Callero are non-employee directors. Mr. McKee is also a party to a consulting agreement with Grand National Bank under which he is paid consulting fees of $80,000 per year.

  The Merger Agreement provides that, unless otherwise mutually agreed, all employee benefit plans of Northern Illinois and GPF will remain in effect after the Effective Time until such time as GPF shall adopt new plans for the benefit of GPF and its subsidiaries. All of the persons who are currently executive officers or directors of Premier or Northern Illinois participate in one or more such benefit plans (other than Harry J. Bystricky and Frank J. Callero) and will be eligible to continue to participate in such plans following the Merger. GPF has approved the adoption of a stock option plan for the benefit of its key employees that is substantially the same as the 1995 Stock Option Plan adopted by Premier. The stock option plan will become effective upon the effective date of the Merger. Mr. Geach, Mr. Murray, Mr. Hinman, Mr. Emerick, and Mr. Theobald and all management directors of GPF will be eligible to participate in the stock option plan adopted by GPF. For additional information concerning the GPF Stock Option Plan, see "BUSINESS OF GPF-- Compensation of Directors and Officers of GPF."

  Premier has entered into Change in Control and Termination Agreements with six executive officers of Premier--Mr. Geach, Mr. Murray, Steve E. Flahaven, Kenneth A. Urban, Scott Dixon and Lan Pinney--under which each such officer will be entitled to lump sum severance payment and certain other benefits in the event that such officer's employment is terminated under certain circumstances during a twelve-month period following a "change in control" as defined in the Change in Control and Termination Agreements. Mr. Pinney has informed Premier of his intent to retire effective July 1, 1996, and his Change in Control and Termination Agreement with Premier will terminate as of that date.

  The Merger does not constitute a "change in control" for purposes of the Change in Control and Termination Agreements. The officers who are parties to such agreements will therefore not be entitled to severance benefits under such agreements as a result of the Merger. Following consummation of the Merger, GPF will, however, assume the obligations of Premier under such agreements, and the officers who are parties to such agreements may be entitled to severance payments if their employment is terminated following an event, subsequent to the Merger, that constitutes a "change of control" for purposes of the Change in Control and Termination Agreements. For a description of the terms, conditions and amounts payable under such agreements, see "CERTAIN INFORMATION CONCERNING PREMIER--Change in Control and Termination Agreements."

  GPF has also agreed to indemnify, and to maintain directors' and officers' liability insurance covering, the Northern Illinois and Premier directors for three years after the Effective Time (or the period of an applicable statute of limitations, if longer) for those persons serving as directors and officers of Northern Illinois, Premier or their subsidiaries immediately prior to the Effective Time. Based on estimates received to date, GPF anticipates that the cost of providing such coverage for the directors and officers of GPF and for the former directors and officers of Northern Illinois, Premier and their subsidiaries, will be approximately $44,000 per year. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER." The board of directors of Northern Illinois and Premier were each aware of these interests of their respective directors and officers and considered them, among other things, in approving the Merger Agreement and the transactions contemplated thereby.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Northern Illinois and Premier have jointly received an opinion from KPMG Peat Marwick LLP ("KPMG") to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the "Code"). A Northern Illinois stockholder or a Premier stockholder who receives solely shares of GPF Common Stock in exchange for shares of Northern Illinois Common Stock or Premier Common Stock, as the case may be, in the Merger will not recognize gain or loss on the exchange for federal income tax purposes, and a Premier stockholder who receives solely shares of GPF Preferred Stock in exchange for shares of Premier Preferred Stock in the Merger will not recognize gain or loss on the exchange for federal income tax purposes. The payment to the holders of Northern Illinois Common Stock or Premier Common Stock of cash in lieu of fractional shares of GPF Common Stock will be treated as a distribution and full payment in exchange for the fractional shares redeemed, subject to the provisions and limitations of Section 302(a) of the Code.

  Each Northern Illinois stockholder and Premier stockholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such stockholder. For a more complete description of the federal income tax consequences of the Merger, see "THE MERGER--Certain Federal Income Tax Consequences of the Merger."

ACCOUNTING TREATMENT

  Consummation of the Merger is conditioned upon the receipt by Northern Illinois of a letter from Hutton Nelson & McDonald LLP, Northern Illinois' independent public accountants ("Hutton"), and the receipt by Premier of a letter from KPMG, Premier's independent public accountants, to the effect that the Merger qualifies for pooling-of-interests accounting treatment. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Northern Illinois and Premier will be combined at the Effective Time and carried forward at their previously recorded amounts, the shareholders' equity account of Northern Illinois and the stockholders' equity account of Premier will be combined on GPF's consolidated balance sheet, and no goodwill or other intangible assets will be created. The unaudited pro forma per share information contained in this Joint Proxy Statement-Prospectus has been prepared based upon the use of the pooling-of-interests accounting method to account for the Merger. See "SUMMARY--Historical and Pro Forma Comparative Per Share Data."

GPF COMMON STOCK; COMPARISON OF STOCKHOLDER RIGHTS

  Based on the number of shares of Northern Illinois Common Stock and Premier Common Stock outstanding as of the Record Date (and assuming no options to purchase Premier Common Stock are exercised and no securities convertible into Premier Common Stock are converted after the Record Date), approximately 19,923,653 shares of GPF Common Stock are expected to be issued in the Merger. Shares of GPF Series B Preferred Stock convertible into 851,683 shares of GPF Common Stock and options to acquire an additional 379,221 shares of GPF Common Stock will also be outstanding as of the Effective Time. As of the Effective Time, the GPF Series B Preferred Stock and the GPF Series C Preferred Stock will have dividend rights and rights in liquidation superior to those of the GPF Common Stock. Each share of GPF Common Stock will be entitled to one vote on all matters properly voted upon by the GPF stockholders. Holders of GPF Common Stock will not have the right to cumulative voting in the election of directors and will have no preemptive rights to subscribe for additional shares of GPF capital stock. See "DESCRIPTION OF GPF CAPITAL STOCK--GPF Common Stock."

  The GPF certificate of incorporation and the GPF bylaws, in the forms in which they will be in effect at the Effective Time (the "GPF Certificate" and the "GPF Bylaws"), contain a number of provisions that may render more difficult an unsolicited acquisition of control of GPF, including a provision establishing a staggered board of directors. For a description of those provisions, see "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, THE GPF BYLAWS AND THE RIGHTS AGREEMENT."

  Comparison of Rights of Holders of Northern Illinois Common Stock or Premier Common Stock, and GPF Common Stock. The rights of holders of GPF Common Stock will differ from the rights of holders of Northern Illinois Common Stock and Premier Common Stock in a number of ways, a brief summary of which follows.

 Number of Directors

GPF.............  16, until the 1999 Annual Meeting, equally divided between
                  Premier Representatives and Northern Illinois
                  Representatives; thereafter, not less than 10 nor more than 20, as determined by a majority of all directors.

Northern          Not less than four nor more than 12, as determined by the
Illinois........  board of directors.

Premier.........  Not less than five nor more than 20, as determined by the board of directors.

 Directors' Terms

GPF ............  Three year terms; staggered board.

Northern
Illinois........  One year term; entire board up for reelection each year.

Premier.........  Three year terms; staggered board.

 Filling of Director Vacancies

GPF.............  Prior to 1999 Annual Meeting, vacancy created by resignation, death or removal of a director who is a Northern Illinois Representative to be filled by the remaining Northern Illinois Representatives, and vacancy created by the resignation, death or removal of a director who is a Premier Representative to be filled by remaining Premier Representatives; thereafter, vacancies are to be filled by a majority of the remaining directors.

Northern          Vacancies to be filled by stockholders at annual or special
Illinois........  meeting or by the board of directors.

Premier.........  Vacancies to be filled by a majority of the remaining directors.

 Removal of Directors

GPF.............  Only for cause; requires an 80% stockholder vote.

Northern
Illinois........  With or without cause; requires a majority stockholder vote.

Premier.........  Only for cause; requires a 70% stockholder vote.

 Who May Call Special Meeting

GPF.............  Majority of the entire board of directors.

Northern          President, executive vice president, board of directors or
Illinois........  the holders of not less than one-fifth of all outstanding shares of capital stock.

Premier.........  Holders of 51% of the voting stock of Premier, but only for the purpose of removing a director or directors; for other purposes, the board of directors.

 Stockholder Nominations/Proposals

GPF.............  Advance notice and disclosure requirements for director nominations and stockholder proposals.

Northern
Illinois........  No advance notice or disclosure requirements.

Premier.........  Advance notice and disclosure requirements for director nominations, somewhat less onerous than those relating to GPF.

 Action of Stockholders by Written Consent

GPF.............  Not permitted.

Northern          Permitted if the consent evidencing such action is signed by
Illinois........  the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action, and if certain notice requirements are satisfied.

Premier.........  Not permitted.

 Amendment of Charter

GPF.............  Certain provisions of the GPF Certificate require an 80%
                  stockholder vote for amendment, although the supermajority stockholder vote is not required if the amendment is approved by 66 2/3% of the "Continuing Directors." Also, prior to the annual meeting of stockholders in 2003, any amendment to the GPF Certificate must be approved by 66 2/3% of all the directors at a time when there are no vacancies existing in the GPF board of directors.

Northern          An amendment to the articles of incorporation of Northern
Illinois........  Illinois (the "Northern Illinois Articles") must generally be approved by a 66 2/3% stockholder vote.

Premier.........  Certain provisions of the amended and restated certificate of incorporation of Premier (the "Premier Certificate") require a 70% stockholder vote for amendment, although the supermajority stockholder vote is not required if the amendment is approved by 80% of all the directors.

 Amendment of Bylaws

GPF.............  An amendment to the GPF Bylaws must be approved by (i) 66
                  2/3% of all the directors at a time when there are no vacancies on the GPF board of directors prior to the 2003 Annual Meeting, and thereafter by a majority of directors then in office, or (ii) by an 80% stockholder vote.

Northern          An amendment to the bylaws of Northern Illinois (the
Illinois........  "Northern Illinois Bylaws") must be approved by a majority vote of either the stockholders or the board of directors.

Premier.........  An amendment to the bylaws of Premier (the "Premier Bylaws")
                  must be approved by either (i) a majority of all of the members of the board of directors, or (ii) a 70% stockholder vote.

 Required Vote for Certain Business Combinations

  Each of GPF, Northern Illinois, and Premier are subject to provisions requiring certain fundamental transactions between the company and certain current or former 10% stockholders to be approved by a supermajority stockholder vote, unless the transaction is approved by disinterested directors or certain fair price provisions are satisfied. The provisions affecting each company vary in certain respects. For a complete description of these provisions, see "COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF COMMON STOCK," "COMPARISON OF RIGHTS OF HOLDERS OF PREMIER COMMON STOCK AND GPF COMMON STOCK," and "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT."

 Additional GPF Provisions

  Unlike the charters of Northern Illinois and Premier, the GPF Certificate specifically authorizes the directors and officers of GPF to consider the impact of a sale, takeover or change of control of GPF on constituencies other than the stockholders. Moreover, unlike Northern Illinois and Premier, GPF will be a party to a Rights Agreement, which will have the effect of impeding mergers or fundamental transactions with GPF unless such transaction is approved by the GPF board of directors. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--The Rights Agreement."

For a more complete discussion of the differences between Northern Illinois Common Stock or Premier Common Stock and GPF Common Stock, see "COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF COMMON STOCK," "COMPARISON OF RIGHTS OF HOLDERS OF PREMIER COMMON STOCK AND GPF COMMON STOCK," "BOARD OF DIRECTORS, MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER--Board of Directors," and "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT."

GPF PREFERRED STOCK

  The GPF Series B Preferred Stock and the GPF Series C Preferred Stock, shares of which will be issued in the Merger in exchange for outstanding shares of Premier Preferred Stock designated as Series B Perpetual Preferred Stock ("Premier Series B Preferred Stock") and Series D Perpetual Preferred Stock ("Premier Series D Preferred Stock") will have the terms described below. Premier intends to redeem all of the outstanding shares of the Premier Preferred Stock designated as Series A Perpetual Preferred Stock ("Premier Series A Preferred Stock") prior to the Effective Time.

 GPF Series B Preferred Stock

 Stated Value............ $1,000 per share.
 Dividend Rate........... Cumulative dividends payable quarterly at the rate of eight percent (8%), based on the Stated Value.
 Conversion.............. Convertible into shares of GPF Common Stock at an initial conversion price of $8.51255 per share of GPF
                          Common Stock, subject to adjustment under certain
                          circumstances.
 Liquidation Preference.. Stated Value, plus any accrued and unpaid dividends on the date of liquidation.
 Seniority of Preference. Senior to the GPF Series C Preferred Stock, GPF
                          Junior Preferred Stock and the GPF Common Stock with
                          respect to dividends. On a parity with the GPF Series
                          C Preferred Stock and senior to the GPF Junior
                          Preferred Stock and the GPF Common Stock upon
                          liquidation.
 Redemption.............. Non-Redeemable, at the option of either GPF or the holder.
 Voting Rights........... None, except as affirmatively provided under the
                          General Corporation Law of Delaware (the "DGCL") or
                          in the event that GPF seeks to authorize or issue
                          shares of preferred stock senior to, or on a parity
                          with, the GPF Series B Preferred Stock with respect
                          to dividends or liquidation rights.

 GPF Series C Preferred Stock

 Stated Value............ $1,000 per share.
 Dividend Rate........... Cumulative dividends payable quarterly at the rate of eight percent (8%), based on the Stated Value.
 Liquidation Preference.. Stated Value, plus accrued and unpaid dividends on the date of liquidation.
 Seniority of Preference. Junior to the GPF Series B Preferred Stock and senior to the GPF Junior Preferred Stock and the GPF Common
                          Stock with respect to dividends. On a parity with the
                          GPF Series B Preferred Stock and senior to the GPF
                          Junior Preferred Stock and the GPF Common Stock upon
                          liquidation.
 Redemption.............. Non-Redeemable, at the option of either GPF or the holder.

 Change of Control....... Right to receive a cash payment based upon the value of the consideration received for the GPF Common
                          Stock in the event that the consent of a majority of
                          the holders of the GPF Common Stock is not received
                          in connection with certain transactions constituting
                          a "change of control" of GPF.
 Voting Rights........... None, except as affirmatively provided under the DGCL or in the event that GPF seeks to authorize or issue
                          shares of preferred stock senior to, or on a parity
                          with, the GPF Series B Preferred Stock with respect
                          to dividends or liquidation rights.

SELECTED HISTORICAL FINANCIAL DATA

  The following tables set forth, on an historical basis, certain selected consolidated financial data for Northern Illinois and Premier. These summaries have been derived from, and should be read in conjunction with, the consolidated financial statements of Northern Illinois and Premier and the related notes thereto included elsewhere in this Joint Proxy Statement-Prospectus and management's discussions and analyses of financial condition and results of operations of Northern Illinois and Premier. The results for the three months ended March 31, 1996 and 1995 of Northern Illinois and Premier are unaudited but reflect, in the opinion of the managements of Northern Illinois and Premier, respectively, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. Results for the three months ended March 31, 1996 for each of Northern Illinois and Premier are not necessarily indicative of the results which may be expected for any other interim period or for the year as a whole.

                  SELECTED FINANCIAL DATA OF NORTHERN ILLINOIS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            QUARTER ENDED
                              MARCH 31,                 YEAR ENDED DECEMBER 31,
                          ------------------  ------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  --------
                             (UNAUDITED)
Income Summary:
 Interest income........  $ 16,958  $ 15,198  $ 64,402  $ 55,639  $ 54,359  $ 58,069  $ 63,285
 Interest expense.......     8,283     6,988    31,381    23,799    24,308    28,826    37,071
                          --------  --------  --------  --------  --------  --------  --------
 Net interest income....     8,675     8,210    33,021    31,840    30,051    29,243    26,214
 Provision for loan
  losses................       306        64       799       355     1,362     4,174     1,615
                          --------  --------  --------  --------  --------  --------  --------
 Net interest income af-
  ter provision for loan
  losses................     8,369     8,146    32,222    31,485    28,689    25,069    24,599
 Other operating income.     1,500     1,735     9,945     6,457     6,928     6,947     9,243
 Other operating ex-
  pense.................     7,289     7,079    27,925    28,169    27,346    24,950    21,230
                          --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes and cumulative
  effect of change in
  accounting............     2,580     2,802    14,242     9,773     8,271     7,066    12,612
 Income taxes...........       539       634     3,475     2,139       884       818     2,509
                          --------  --------  --------  --------  --------  --------  --------
 Income before
  cumulative effect of
  change in accounting
  for income taxes......     2,041     2,168    10,767     7,634     7,387     6,248    10,103
 Cumulative effect of
  change in accounting..       --        --        --        --        898       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net income.............     2,041     2,168    10,767     7,634     8,285     6,248    10,103
                          ========  ========  ========  ========  ========  ========  ========
Per common share:
 Income before
  cumulative effect of
  change in accounting..      0.69      0.72      3.62      2.53      2.43      2.03      3.25
 Cumulative effect of
  change in accounting..       --        --        --        --        .30       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net income per share...      0.69      0.72      3.62      2.53      2.73      2.03      3.25
                          ========  ========  ========  ========  ========  ========  ========
 Dividends..............      0.17      0.17      0.80      0.80      0.75      0.68      0.68
Selected Period-end Bal-
 ances:
 Total assets...........   944,557   869,262   954,454   872,563   859,730   810,323   776,942
 Loans, net of allowance
  for loan losses.......   555,949   484,830   542,470   472,205   429,803   396,270   377,471
 Securities.............   319,874   307,656   333,224   322,857   352,662   333,424   311,819
 Deposits...............   800,912   727,564   800,164   741,701   729,238   699,713   679,479
 Borrowed funds.........    36,879    52,063    48,460    46,227    45,635    35,498    21,617
 Shareholders' equity...    95,362    78,785    93,896    74,659    77,560    67,941    64,986
Selected financial ra-
 tios(1):
 Return on average as-
  sets..................      0.86%     1.00%     1.20%     0.89%     1.00%     0.78%     1.34%
 Return on average com-
  mon equity............      8.61%    11.47%    13.03%    10.12%    11.66%     9.33%    16.34%
 Net interest margin
  (tax equivalent)......      4.31%     4.33%     4.23%     4.33%     4.34%     4.40%     4.14%
 Common stockholders'
  equity to total as-
  sets..................     10.10%     9.06%     9.84%     8.56%     9.02%     8.38%     8.36%
 Nonperforming assets to
  period-end loans and
  other real estate.....      1.20%     1.16%     1.28%     1.17%     2.03%     4.05%     3.47%
 Reserve for loan losses
  to period-end loans...      1.03%     1.20%     1.02%     1.26%     1.42%     1.35%     1.23%
 Net charge-offs to av-
  erage loans...........      0.08%      .17%     0.25%     0.12%     0.14%     0.89%     0.30%

- --------
(1) Annualized for the three-month periods ended March 31, 1996 and 1995.

                       SELECTED FINANCIAL DATA OF PREMIER
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           QUARTER ENDED
                             MARCH 31,                 YEAR ENDED DECEMBER 31,
                         ------------------  ------------------------------------------------
                           1996      1995      1995      1994      1993      1992      1991
                         --------  --------  --------  --------  --------  --------  --------
                            (UNAUDITED)
Income Summary:
 Interest income........ $ 11,089  $ 10,434  $ 44,380  $ 36,527  $ 30,442  $ 28,353  $ 30,634
 Interest expense.......    5,610     5,099    22,160    15,129    12,751    13,359    17,366
                         --------  --------  --------  --------  --------  --------  --------
 Net interest income....    5,479     5,335    22,220    21,398    17,691    14,994    13,268
 Provision for loan
  losses................      100        51       636       200     1,620       325         0
                         --------  --------  --------  --------  --------  --------  --------
 Net interest income
  after provision for
  loan losses...........    5,379     5,284    21,584    21,198    16,071    14,669    13,268
 Other operating income.    1,915     1,607     7,230     6,686     5,993     4,775     3,916
 Other operating
  expense...............    4,950     5,053    19,872    19,764    16,473    13,109    12,263
                         --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................    2,344     1,838     8,942     8,120     5,591     6,335     4,921
 Income taxes...........      854       539     2,680     2,410     1,580     1,983     1,303
                         --------  --------  --------  --------  --------  --------  --------
 Net income.............    1,490     1,299     6,262     5,710     4,011     4,352     3,618
                         ========  ========  ========  ========  ========  ========  ========
Per common share:
 Net income per share...     0.18      0.15      0.77      0.68      0.55      0.74      0.64
                         ========  ========  ========  ========  ========  ========  ========
 Dividends..............     0.06      0.05      0.21      0.18      0.16      0.15      0.11
Selected Period-end
 Balances:
 Total assets...........  671,111   620,068   670,219   620,504   610,663   364,024   375,495
 Loans, net of allowance
  for loan losses.......  319,588   282,286   322,847   280,768   327,018   217,250   211,541
 Securities.............  278,936   257,652   265,326   248,478   180,486   105,835   125,391
 Deposits...............  546,662   521,375   551,492   523,693   518,018   308,893   286,780
 Borrowed funds.........   58,502    38,975    51,360    42,271    32,982    21,006    58,188
 Stockholders' equity...   60,716    56,002    62,107    52,477    55,416    31,738    27,929
Selected financial
 ratios(1):
 Return on average
  assets................     0.92%     0.84%     0.99%     0.95%     0.83%     1.15%     1.01%
 Return on average
  common equity.........    10.42%     9.77%    11.93%    11.11%    10.80%    14.58%    14.29%
 Net interest margin
  (tax equivalent)......     3.94%     4.21%     4.18%     4.32%     4.43%     4.62%     4.34%
 Common stockholders'
  equity to total
  assets................     6.92%     6.73%     7.14%     6.16%     6.42%     8.72%     7.44%
 Nonperforming assets to
  period-end loans and
  other real estate.....     1.22%     1.64%     1.16%     2.20%     2.26%     1.39%     1.74%
 Reserve for loan losses
  to period-end loans...     1.19%     1.14%     1.18%     1.30%     1.32%     1.23%     1.49%
 Net charge-offs to
  average loans.........     0.14%     0.67%     0.16%     0.30%     0.83%     0.37%    (0.02%)
 Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends.............     1.35x     1.29x     1.34x     1.42x     1.37x     1.47x     1.28x

- --------
(1) Annualized for the three-month periods ended March 31, 1996 and 1995.

SELECTED PRO FORMA FINANCIAL DATA OF GPF

  The following table presents selected historical financial data for GPF prepared on a pro forma basis. The pro forma income summary items have been prepared assuming that the Merger had occurred at the beginning of the periods presented. The pro forma income summary items and per common share amounts do not include anticipated expense reductions as a result of the Merger. The pro forma selected period-end balances give effect to the Merger as if it occurred at the end of the period. The following pro forma data should be read in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement-Prospectus. See "PRO FORMA FINANCIAL INFORMATION."

               (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           QUARTER ENDED MARCH
                                   31,                  YEAR ENDED DECEMBER 31,
                          ------------------------  ----------------------------------
                             1996          1995        1995        1994        1993
                          ----------    ----------  ----------  ----------  ----------
Income Summary:
 Interest income........  $   28,047    $   25,632  $  108,782  $   92,166  $   84,800
 Interest expense.......      13,893        12,087      53,541      38,928      37,058
                          ----------    ----------  ----------  ----------  ----------
 Net interest income....      14,154        13,545      55,241      53,238      47,742
 Provision for loan
  losses................         406           115       1,435         555       2,982
                          ----------    ----------  ----------  ----------  ----------
 Net interest income af-
  ter provision for loan
  losses................      13,748        13,430      53,806      52,683      44,760
 Other operating income.       3,415         3,342      17,175      13,143      12,921
 Other operating ex-
  pense.................      12,239        12,132      47,796      47,933      43,819
                          ----------    ----------  ----------  ----------  ----------
 Income before income
  taxes and cumulative
  effect of change in
  accounting............       4,924         4,640      23,185      17,893      13,862
 Income taxes...........       1,393         1,173       6,156       4,549       2,464
                          ----------    ----------  ----------  ----------  ----------
 Income before cumula-
  tive effect of change
  in accounting for in-
  come taxes............       3,531         3,467      17,029      13,344      11,398
 Cumulative effect of
  change in accounting
  for income taxes......         --            --          --          --          898
                          ----------    ----------  ----------  ----------  ----------
 Net income.............  $    3,531         3,467      17,029      13,344      12,296
                          ==========    ==========  ==========  ==========  ==========
Per common share:
 Earnings before cumula-
  tive effect of change
  in accounting.........        0.16          0.16        0.79        0.60        0.54
 Cumulative effect of
  change in accounting..         --            --          --          --         0.05
                          ----------    ----------  ----------  ----------  ----------
 Net income per share...        0.16          0.16        0.79        0.60        0.59
                          ==========    ==========  ==========  ==========  ==========
 Dividends..............        0.05          0.04        0.19        0.18        0.17
Selected Period-end Bal-
 ances:
 Total assets...........  $1,615,668     1,489,330   1,624,673   1,493,067   1,470,393
 Loans, net of allowance
  for loan losses.......     875,537       767,116     865,317     752,973     756,821
 Securities.............     598,810       565,308     598,570     571,334     533,148
 Deposits...............   1,347,574     1,248,939   1,351,656   1,265,394   1,247,257
 Borrowed funds.........     100,381(1)     91,038      99,821      88,498      78,617
 Stockholders' equity...     151,078(1)    134,787     156,003     127,136     132,976
Selected financial ra-
 tios(2):
 Return on average as-
  sets..................        0.88%         0.93%       1.11%       0.92%       0.94%
 Return on average com-
  mon equity............        9.20%        10.81%      12.65%      10.46%      10.82%
 Net interest margin
  (tax equivalent)......        4.16%         4.26%       4.21%       4.32%       4.38%
 Common stockholders'
  equity to total
  assets................        8.78%         8.09%       8.73%       7.56%       7.94%
 Nonperforming assets to
  period-end loans and
  other real estate.....        1.21%         1.34%       1.23%       1.55%       2.13%
 Reserve for loan losses
  to period-end loans...        1.09%         1.18%       1.08%       1.28%       1.38%
 Net charge-offs to av-
  erage loans...........        0.10%         0.36%       0.22%       0.19%       0.42%
 Ratio of earnings to
  combined fixed charges
  and preferred stock
  dividends.............        1.33x         1.35x       1.40x       1.42x       1.35x

- --------
(1) Assumes redemption of 5,000 shares of Premier Series A Preferred Stock at stated value through the use of borrowed funds.
(2) Annualized for the three-month periods ended March 31, 1996 and 1995.

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

  The following summary presents selected comparative per share data for Northern Illinois and Premier on an historical basis, unaudited per share data for Northern Illinois and Premier on an equivalent pro forma basis, assuming the Merger had been effective as of March 31 in each of 1996 and 1995 and December 31 in each of 1995, 1994 and 1993, and unaudited per share data for GPF on a pro forma basis, assuming the Merger had been effective as of March 31 in each of 1996 and 1995 and December 31 in each of 1995, 1994 and 1993. The pro-forma amount for book value per share of GPF Common Stock as of March 31, 1996 assumes the redemption of the Premier Series A Preferred Stock at stated value through the use of borrowed funds. See page 41 and page 87 for information concerning the redemption of the Premier Series A Preferred Stock and its pro-forma impact. The data presented should be read in conjunction with the historical consolidated financial statements of Northern Illinois and Premier and the related notes thereto included elsewhere in this Joint Proxy Statement-Prospectus. See "INDEX TO FINANCIAL STATEMENTS."

                                               QUARTER
                                             ENDED MARCH      AT OR FOR THE
                                                 31,     YEAR ENDED DECEMBER 31,
                                             ----------- ------------------------
GPF COMMON STOCK                              1996  1995   1995    1994    1993
- ----------------                             ------ ---- -------- ------- -------
Book value per share (pro forma)(1)......... $ 7.14 $--  $   7.13 $   --  $   --
Cash dividends declared per share (pro
 forma).....................................   0.05 0.04     0.19    0.18    0.17
Income per share (pro forma)(2).............   0.16 0.16     0.79    0.60    0.59
NORTHERN ILLINOIS COMMON STOCK
- ------------------------------
Book value per share:
  Historical................................ $32.25 $--    $31.76 $   --  $   --
  Equivalent pro forma(3)...................  30.35  --     30.30     --      --
Cash dividends declared per share:
  Historical................................   0.17 0.17     0.80    0.80    0.75
  Equivalent pro forma(3)...................   0.21 0.17     0.81    0.76    0.72
Income per share:
  Historical................................   0.69 0.72     3.62    2.53    2.73
  Equivalent pro forma(3)...................   0.68 0.68     3.36    2.55    2.51
PREMIER COMMON STOCK
- --------------------
Book value per share:
  Historical................................ $ 7.09 $--  $   7.31 $   --  $   --
  Equivalent pro forma(3)...................   7.97  --      7.96     --      --
Cash dividends declared per share:
  Historical................................   0.06 0.05     0.21    0.18    0.16
  Equivalent pro forma(3)...................   0.06 0.04     0.21    0.20    0.19
Income per share:
  Historical................................   0.18 0.15     0.77    0.68    0.55
  Equivalent pro forma(3)...................   0.18 0.18     0.88    0.67    0.66

- --------
(1) Based on 19,876,258 and 19,869,823 shares outstanding as of March 31, 1996, and December 31, 1995, respectively, on a pro forma basis.
(2) For purposes of these calculations, the number of shares of GPF Common Stock used to compute per share data was based on the weighted average number of common shares and common equivalent shares of Northern Illinois Common Stock and Premier Common Stock outstanding during the period in question multiplied by the applicable exchange ratio to give effect to the Merger at the beginning of such period.
(3) Equivalent pro forma per share amounts were calculated by multiplying the pro forma income per share of GPF Common Stock before non-recurring charges or credits directly attributable to the Merger, pro forma book value per share of GPF Common Stock, and pro forma dividends per share of GPF Common Stock by the exchange ratio for Northern Illinois Common Stock or Premier Common Stock (as the case may be) so that the per share amounts are equated to the respective values for one share of Northern Illinois or Premier (as the case may be).

NO PUBLIC MARKET FOR GPF COMMON STOCK

  The GPF Common Stock to be issued in the Merger will be quoted on the Nasdaq National Market under the trading symbol "GPFI." Prior to the Merger, there will have been no established market for shares of GPF Common Stock, and there can be no assurance that an active public market will develop or continue after the Merger. See "RISK FACTORS--Limited Liquidity"; "BUSINESS OF GPF--Market for and Dividends on GPF Common Stock."

MARKET FOR NORTHERN ILLINOIS COMMON STOCK

  Shares of Northern Illinois Common Stock are not traded on any national or regional exchange or established over-the-counter market. Transactions in Northern Illinois Common Stock occur on an infrequent basis through privately negotiated transactions not involving any broker or dealer. Where trades are privately made between stockholders, the price for which they are sold need not be reported to Northern Illinois. In addition, Northern Illinois has from time to time redeemed the Northern Illinois Common Stock of stockholders who have offered their shares to Northern Illinois. A two year record of the number of shares traded plus the high and low price per share acquired to the extent known by Northern Illinois follows:

                                                NO. OF
                                                TRADED                 DIVIDENDS
                                                SHARES  HIGH     LOW   DECLARED
                                                ------ ------- ------- ---------
1994
  First Quarter................................  9,006 $26.50  $24.00    $.17
  Second Quarter...............................  8,849  26.50   26.50     .17
  Third Quarter................................    815  26.50   26.50     .17
  Fourth Quarter...............................  4,628  27.625  26.50     .29
1995
  First Quarter................................  7,561 $27.625 $27.625   $.17
  Second Quarter............................... 40,525  27.625  27.625    .17
  Third Quarter................................  1,607  27.625  27.625    .17
  Fourth Quarter...............................    -0-     --      --     .29
1996
  First Quarter................................    -0-     --      --    $.17
  Second Quarter...............................    -0-     --      --     .17
  Third Quarter (through July 5, 1996).........    -0-     --      --     --

  There were 632 holders of record of Northern Illinois Common Stock at July 5, 1996. The last sale of Northern Illinois Common Stock of which Northern Illinois' management is aware occurring prior to January 18, 1996, the date of the public announcement that Northern Illinois and Premier had agreed in principle to enter into the Merger Agreement, occurred on September 12, 1995, when 207 shares were sold at a price of $27.625 per share.

MARKET FOR PREMIER COMMON STOCK

  Premier Common Stock is traded on the Nasdaq National Market under the symbol "PREM." The following table sets forth the high and low sale prices per share of Premier Common Stock as reported on the Nasdaq National Market for the periods indicated. The table also sets forth the per share dividend declared for each quarter presented. All data in the table have been adjusted to reflect the three-for-one stock split effective on July 1, 1994.

                                                                       DIVIDENDS
                                                          HIGH   LOW   DECLARED
                                                         ------ ------ ---------
1994
  First Quarter......................................... $ 6.33 $ 5.83   $.043
  Second Quarter........................................   6.33   5.83    .043
  Third Quarter.........................................   8.25   6.75    .047
  Fourth Quarter........................................   8.25   6.50    .047
1995
  First Quarter......................................... $ 7.50 $ 6.50   $.05
  Second Quarter........................................   8.25   7.25    .05
  Third Quarter.........................................   8.00   6.75    .05
  Fourth Quarter........................................   9.75   7.75    .06
1996
  First Quarter......................................... $10.25 $ 8.25   $.06
  Second Quarter........................................ $10.75 $ 9.50   $.06
  Third Quarter (through July 5, 1996).................. $10.75 $10.25     --

  There were 644 holders of record of Premier Common Stock at July 5, 1996. As of January 17, 1996, the last full trading day prior to issuance of a press release announcing that Northern Illinois and Premier had agreed in principle to enter into the Merger Agreement, the last reported sale price per share of Premier Common Stock was $8.50 for a sale which occurred on January 12, 1996.
On July   , 1996, the last full trading day for which information was available prior to the mailing of this Joint Proxy Statement-Prospectus, the last
reported sale price per share of Premier Common Stock was $   .

  STOCKHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR PREMIER COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF PREMIER COMMON STOCK PRIOR TO THE EFFECTIVE TIME OR THE MARKET PRICE OR LIQUIDITY OF GPF COMMON STOCK AFTER THE EFFECTIVE TIME. SEE "RISK FACTORS--LIMITED LIQUIDITY."

                                 RISK FACTORS

  The following factors should be considered carefully by Northern Illinois stockholders and Premier stockholders in connection with the matters to be voted on at the Northern Illinois Special Meeting and the Premier Special
Meeting:

UNCERTAINTIES RELATED TO THE INTEGRATION OF BUSINESSES

  The success of GPF after the Merger will depend on the successful integration of the businesses and operations of Northern Illinois and Premier and their subsidiaries. Such integration will require communication and cooperation among the GPF directors, officers and key personnel formerly serving Northern Illinois and those formerly serving Premier. Because interpersonal dynamics are difficult to predict accurately, there can be no assurance that such integration and cooperation will occur. In addition, there can be no assurance that GPF will retain all such key personnel, and the failure to retain any such personnel following the Merger could negatively affect the operations of GPF.

LIMITED LIQUIDITY

  The GPF Common Stock to be issued in the Merger has been approved for listing on the Nasdaq National Market. There is, however, currently no public market for the GPF Common Stock.

  Liquidity for shares of stock is measured by the number of willing buyers and sellers for the stock, the frequency of trades in the stock and the volume of shares traded when trades do occur. The Northern Illinois Common Stock is not traded on any exchange or established over-the-counter market, and to the knowledge of Northern Illinois, only 49,693 shares or 1.7% of the outstanding shares as of December 31, 1995 were traded in 1995. Northern Illinois had a total of 637 holders of record as of that date.

  Premier Common Stock is publicly traded on the Nasdaq National Market. In 1995, 437 trades were reported, for a total trading volume of 494,537 shares and an average trade size of 999 shares. That annual trading volume amounts to approximately 7.6% of the 6,544,347 shares of Premier Common Stock outstanding as of December 31, 1995. As of that date, there were 644 holders of record of Premier Common Stock.

  If the Merger had been consummated on the Record Date, there would have been 19,923,653 shares of GPF Common Stock outstanding and approximately 1,276 holders of record of GPF Common Stock. Since the GPF Common Stock, unlike the Northern Illinois Common Stock, will be quoted on the Nasdaq National Market and since GPF will have a larger number of shareholders and shares outstanding and a larger public float than either Premier or Northern Illinois, Premier and Northern Illinois each believe that the market for the GPF Common Stock should be at least as liquid, if not more liquid, than the markets for Northern Illinois Common Stock and Premier Common Stock, respectively, prior to the Merger. No assurances can be given, however, that an equally liquid or more liquid public market will develop for the GPF Common Stock upon consummation of the Merger. See "BUSINESS OF GPF--Market for the GPF Common Stock"; see also "SUMMARY--Market for Northern Illinois Common Stock; Market for Premier Common Stock."

ANTITAKEOVER PROVISIONS

  The GPF Certificate, the GPF Bylaws and the Rights Agreement contain provisions which could have the effect of making it more difficult for a third party to acquire control of GPF, and thus could have the effect of discouraging a potential acquiror from engaging in an acquisition, even if such an acquisition might be deemed favorable by individual stockholders. The certificate of incorporation of Premier also contains provisions that could have the effect of making it more difficult for a third party to acquire control of Premier. The articles of incorporation of Northern Illinois contain no such provisions, but a single holder of Northern Illinois Common Stock-- Howard A. McKee--beneficially owns approximately 52% of the outstanding shares of Northern Illinois

Common Stock, thus effectively precluding a third party from acquiring control of Northern Illinois without the approval or cooperation of Mr. McKee. Northern Illinois is also subject to Section 7.85 of the IBCA, which imposes certain restrictions on fundamental transactions of Northern Illinois. See "COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF COMMON STOCK--Required Vote for Certain Business Combinations."

  Holders of Northern Illinois Common Stock and Premier Common Stock should carefully review the differences between such stock and the GPF Common Stock and, in particular, the relative effects of the provisions that might discourage a potential acquiror from engaging in an acquisition with Northern Illinois, Premier, and GPF. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT," "COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF COMMON STOCK," and "COMPARISON OF RIGHTS OF HOLDERS OF PREMIER COMMON STOCK AND GPF COMMON STOCK." In addition, GPF has entered into a Rights Agreement which will have the effect of precluding certain significant acquisitions of, or tender offers for, GPF Common Stock following the Merger, without the prior approval of the board of directors of GPF. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--The Rights Agreement."

CERTAIN STOCKHOLDERS CAN BLOCK SUPERMAJORITY STOCKHOLDER VOTES

  Upon consummation of the Merger, directors and those persons who, as of the date hereof, are expected to be appointed executive officers of GPF, as a group, will beneficially own an aggregate of approximately 47% of the outstanding shares of GPF Common Stock. Moreover, one of the directors of GPF, Howard A. McKee, will beneficially own approximately 33% of the outstanding shares of GPF Common Stock. Accordingly, stockholders of GPF will not have the requisite 80% vote to approve certain matters (such as a merger between GPF and a 10% stockholder of GPF, removal of a director or an amendment to certain provisions of the GPF Certificate or the GPF Bylaws), unless at least some of the directors and executive officers of GPF, including Mr. McKee, vote their shares of GPF Common Stock in favor of such proposals.

  Mr. McKee beneficially owns approximately 52% of the Northern Illinois Common Stock, and thus the holders of Northern Illinois Common Stock currently do not have the requisite vote to approve matters requiring a simple majority of the outstanding Northern Illinois Common Stock unless Mr. McKee votes his shares in favor of such proposals.

  By comparison, neither the directors of Premier as a group nor any single stockholder of Premier beneficially owns sufficient shares to block the 70% vote required under the certificate of incorporation of Premier to approve certain matters (such as a merger between Premier and a 10% stockholder of Premier, removal of a director or an amendment to certain provisions of Premier's certificate of incorporation or bylaws).

                                 THE COMPANIES

NORTHERN ILLINOIS FINANCIAL CORPORATION

  Northern Illinois is a bank holding company organized under the laws of the State of Illinois and registered under the BHCA. Northern Illinois' principal asset is the issued and outstanding stock of its sole subsidiary bank, Grand National Bank, a national banking association. The income generated from the operations of Grand National Bank is Northern Illinois' primary source of earnings.

  Grand National Bank was created by the February 1996 merger of four former banking subsidiaries of Northern Illinois--Grand National Bank-Waukegan, Grand National Bank-Crete, Grand National Bank-Niles, and Grand National Bank-Crystal Lake. Grand National Bank-Waukegan, in turn, was created by the February 1994 merger of two of Northern Illinois' former banking subsidiaries, American National Bank & Trust Company of Waukegan and Gurnee National Bank. Grand National Bank-Crystal Lake was created by the January 1995 merger of two of Northern Illinois' former banking subsidiaries, First National Bank of Crystal Lake and Wauconda National Bank & Trust Company. Grand National Bank-Niles was formerly known as First National Bank of Niles, and Grand National Bank-Crete was formerly known as American National Bank.

  Grand National Bank currently has 16 offices located in Crete, Homewood, Tinley Park, South Chicago Heights, Mokena, Niles, Crystal Lake, Wauconda, Island Lake, Woodstock, Mundelein, Waukegan and Gurnee, Illinois. Principally oriented toward individual consumers and small and medium-sized businesses, the financial services offered by Grand National Bank are typical of those offered by a commercial bank. These services primarily consist of the taking of funds through the acceptance of time, savings and demand deposits of various types and the subsequent redeployment of those funds through the making of loans to commercial establishments and individuals in the form of real estate, personal and installment loans, and the purchase of investment-grade securities. In addition, Grand National Bank offers a wide range of services, including the operation of safe deposit facilities, the sale of annuities and mutual funds through a third-party vendor, secondary mortgage activities and trust services. Grand National Bank has been granted trust powers.

  Grand National Bank operates under the day-to-day management of its own officers and board of directors. Northern Illinois provides assistance, advice and direction with respect to such matters as major capital expenditures, lending and investment policies, legal, loan review, and accounting functions. Northern Illinois also provides direct services in the areas of investment transactions, marketing, internal audit, human resources and employee benefits, information technology, deposit and proof services, financial management and financial reporting.

  Northern Illinois' sole non-bank subsidiary is American Suburban Mortgage Corporation, an Illinois corporation, which is currently inactive.

  At March 31, 1996, on a consolidated basis, Northern Illinois had total assets of approximately $945 million, total deposits of approximately $801 million, and shareholders' equity of $95 million.

  The principal executive offices of Northern Illinois are located at 486 West Liberty Street, Wauconda, Illinois 60084-2489. Northern Illinois' telephone number is (847) 487-1818.

PREMIER FINANCIAL SERVICES, INC.

  Premier is a bank holding company organized under the laws of the State of Delaware and registered under the BHCA. The operations of Premier and the Premier Subsidiaries consist primarily of those financial activities, including trust and investment services, common to the commercial banking industry. Substantially all of the operating revenue and net income of Premier and the Premier Subsidiaries on a consolidated basis is attributable to the Premier Subsidiaries.

  The primary function of Premier is to coordinate the policies and operations of the Premier Subsidiaries in order to improve and expand their services and effect economies in their operations by joint efforts in certain areas such as auditing, training, marketing and business development. Premier also provides operational and data processing services for the Premier Subsidiaries. All services and counsel to the Premier Subsidiaries are provided on a fee basis, with fees based upon fair market value.

  The Premier Banks currently have 16 offices located in Freeport, Stockton, Warren, Mt. Carroll, DeKalb, Dixon, Rockford, Polo, Sterling, Northbrook, Riverwoods and Cary, Illinois. Although the Premier Banks are chartered as commercial banks, the offices of the Premier Banks serve as general sales offices providing a full array of financial services and products to individuals, businesses, local governmental units and institutional customers throughout northern Illinois. Such financial services include those generally associated with the commercial banking industry such as demand, savings and time deposits, loans to commercial, agricultural and individual customers, cash management, electronic funds transfers and other services tailored for the client.

  Premier Trust Services, Inc., a wholly-owned subsidiary of First Bank North, provides a full line of fiduciary and investment services throughout Premier's general market area. Premier Insurance Services, Inc., a direct subsidiary of Premier, is a full-line casualty and life insurance agency. Premier Operating Systems, Inc. is also a direct subsidiary of Premier and provides data processing and operational services to Premier and the Premier Subsidiaries.

  At March 31, 1996, on a consolidated basis, Premier had total assets of approximately $671 million, total deposits of approximately $547 million and stockholders' equity of approximately $61 million.

  The principal executive offices of Premier are located at 27 West Main Street, Suite 101, Freeport, Illinois 61032. Premier's telephone number is
(815) 233-3671.

GRAND PREMIER FINANCIAL, INC.

  GPF is a Delaware corporation formed by Northern Illinois and Premier on January 12, 1996, to effect a merger-of-equals between Northern Illinois and Premier. It will be, upon consummation of the Merger, a registered bank holding company under the BHCA, owning all of the issued and outstanding stock of the Northern Illinois Subsidiaries and the Premier Subsidiaries. GPF does not currently own any significant assets and has not yet engaged in any business activity, other than applying for necessary regulatory approvals and other matters of a procedural nature relating to the Merger. See "BUSINESS OF GPF." Northern Illinois and Premier each currently own 50% of the outstanding common stock of GPF. The shares of common stock held by Northern Illinois and GPF will be canceled upon consummation of the Merger. See "THE MERGER--Terms of the Merger."

  GPF's principal executive offices located at 486 West Liberty Street, Wauconda, Illinois 60084-2489. GPF's telephone number is (847) 487-1818.

                           MEETINGS OF STOCKHOLDERS

INTRODUCTION

  This Joint Proxy Statement-Prospectus is being furnished to the stockholders of Northern Illinois in connection with the solicitation of proxies by the board of directors of Northern Illinois for use at the Northern Illinois Special Meeting and any adjournments or postponements thereof. It is also being furnished to the stockholders of Premier in connection with the solicitation of proxies by the board of directors of Premier for use at the Premier Special Meeting and any adjournments or postponements thereof. The Northern Illinois Special Meeting and the Premier Special Meeting will collectively be referred to as the "Special Meetings." The information concerning the Special Meetings has been set forth in a single Joint Proxy Statement-Prospectus rather than in two separate Proxy Statements, because of the similarity of the matters to be considered.

PURPOSE

  The Special Meetings are being held to consider and vote upon a proposal to approve the Merger Agreement and any other business that may properly be brought before the Special Meetings and any adjournment or postponement thereof.

  Each copy of this Joint Proxy Statement-Prospectus that is being mailed or delivered to Northern Illinois stockholders is accompanied by a yellow proxy and the Notice of Special Meeting of Stockholders of Northern Illinois, and each copy of this Joint Proxy Statement-Prospectus that is being mailed or delivered to Premier stockholders is accompanied by a blue proxy and the Notice of Special Meeting of Stockholders of Premier.

DATE, TIME AND PLACE OF MEETINGS AND RECORD DATES

  The Northern Illinois Special Meeting will be held at the Niles branch of Grand National Bank, 7100 West Oakton, Niles, Illinois 60714-3047 on Wednesday, August 21, 1996 at 10:00 a.m. (local time). The Premier Special Meeting will be held at the Best Western Stephenson Hotel, 109 South Galena Ave., Freeport, Illinois, on Wednesday, August 21, 1996, at 10:00 a.m. (local time). The Record Date for each of Northern Illinois and Premier to identify stockholders entitled to notice of, and to vote at, the applicable Special Meeting is July 5, 1996.

STOCKHOLDER APPROVAL: VOTE REQUIRED

  For approval, the Merger Agreement requires the affirmative vote of the holders of at least (i) 80% of the outstanding shares of Northern Illinois Common Stock and a majority of the outstanding shares of Northern Illinois Common Stock not held by Mr. McKee and the McKee Associates, (ii) a majority of the outstanding shares of Premier Common Stock, and (iii) a majority of the outstanding shares of GPF Common Stock. For purposes of these voting requirements, the McKee Associates consist of Jean M. Barry; Jean M. Barry and Michael Barry as custodians for Jack Barry and Timothy H. Barry; Cynthia Hinman; The Robert W. Hinman Revocable Trust; Keeco, Inc., an Illinois corporation; Virginia McKee; The Howard A. McKee Declaration of Trust; Municipal Insurance Co., an Illinois corporation; Northland Insurance Agency, an Illinois corporation; and Public Service Investment and Management, an Illinois corporation. Holders of Premier Preferred Stock have no voting rights with respect to the Merger. Northern Illinois and Premier, as the sole stockholders of GPF, have unanimously approved the Merger Agreement.

  A higher percentage is required for the approval of holders of Northern Illinois Common Stock, than for the approval of holders of Premier Common Stock, because of certain differences in the requirements of Illinois and Delaware law, including the application of Section 7.85 of the IBCA to the Merger. That section provides, in relevant part, that certain "Business Combinations" involving an "Interested Shareholder," as such terms are defined in Section 7.85, and an Illinois corporation which has a class of equity securities registered under the Exchange Act must be approved by 80% or more of the outstanding voting shares of the corporation, plus a majority of the outstanding voting shares held by shareholders other than the Interested Shareholder or any affiliate or associate of the Interested Shareholder. An "Interested Shareholder" is defined to include the beneficial owner of 10% or more of the outstanding voting securities of a corporation subject to Section 7.85, and a "Business Combination" is defined to include any merger in which an Interested Shareholder will hold

10% or more of the outstanding voting securities of the resulting corporation. For a more detailed discussion of Section 7.85, see "COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS COMMON STOCK AND GPF COMMON STOCK--Required Vote for Certain Business Combinations." Since Mr. McKee and the McKee Associates are currently the beneficial owners of more than 10% of the outstanding shares of Northern Illinois Common Stock and will be the beneficial owners of more than 10% of the outstanding shares of GPF, the Merger is subject to the enhanced voting requirements imposed by Section 7.85. See "THE SPECIAL MEETINGS--Certain Beneficial Owners of Northern Illinois Common Stock."

  On the Record Date, there were 2,956,784 shares of Northern Illinois Common Stock outstanding, each of which is entitled to one vote on each matter properly brought before the Northern Illinois Special Meeting. As of the Record Date, the directors and executive officers of Northern Illinois and their affiliates owned beneficially an aggregate of 1,917,434 shares of Northern Illinois Common Stock, not including shares held by members of the immediate families of such directors and executive officers as to which such directors and executive officers disclaim beneficial ownership, or approximately 65% of the shares entitled to vote at the Northern Illinois Special Meeting. All of these holders have indicated their intention to vote their shares for approval of the Merger Agreement. As of the Record Date, Mr. McKee and the McKee Associates owned beneficially an aggregate of 1,744,154 shares of Northern Illinois Common Stock, or approximately 59% of the shares entitled to vote at the Northern Illinois Special Meeting. All of these holders have indicated their intention to vote their shares for approval of the Merger Agreement.

  On the Record Date, there were 6,592,582 shares of Premier Common Stock outstanding, each of which is entitled to one vote on each matter properly brought before the Premier Special Meeting. As of the Record Date, the directors and executive officers of Premier and their affiliates owned beneficially an aggregate of 821,128 shares of Premier Common Stock, not including shares held by members of the immediate families of such directors and executive officers, as to which such directors and executive officers disclaim beneficial ownership, or approximately 12% of the shares entitled to vote at the Premier Special Meeting. All of these holders have indicated their intention to vote their shares for approval of the Merger Agreement. Holders of Premier Preferred Stock have no voting rights with respect to the Merger.

VOTING AND REVOCATION OF PROXIES

  Shares of Northern Illinois Common Stock that are represented by a proxy properly executed and received by the secretary of Northern Illinois prior to the vote at the Northern Illinois Special Meeting will be voted at such meeting in the manner directed on the proxy, unless such proxy is revoked in advance of such vote. Likewise, shares of Premier Common Stock that are represented by a proxy properly executed and received by the secretary of Premier prior to the vote at the Premier Special Meeting will be voted at such meeting in the manner directed on the proxy, unless such proxy is revoked in advance of such vote. IF A STOCKHOLDER SIGNS AND RETURNS A PROXY WITHOUT VOTING INSTRUCTIONS, AND THE PROXY IS NOT PROPERLY REVOKED, THE SHARES OF NORTHERN ILLINOIS COMMON STOCK OR PREMIER COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE MATTERS PRESENTED THEREIN, AND, IN THE CASE OF THE HOLDERS OF NORTHERN ILLINOIS COMMON STOCK, SUCH STOCKHOLDER WILL THEREBY WAIVE HIS OR HER DISSENTERS' RIGHTS.

  A stockholder of record may revoke a proxy by (i) filing an instrument of revocation or a duly executed proxy bearing a later date with David E. Albright, secretary of Northern Illinois, 486 West Liberty Street, Wauconda, Illinois 60084-2489 in the case of Northern Illinois stockholders, or with Scott Dixon, secretary of Premier, 27 West Main Street, Suite 101, Freeport, Illinois, 61032, in the case of Premier stockholders, or (ii) by appearing in person at the Northern Illinois Special Meeting or the Premier Special Meeting, as the case may be, notifying the secretary and voting by ballot at such meeting. Attendance at a Special Meeting will not in itself constitute the revocation of a proxy.

  Votes cast by proxy or in person at each of the Special Meetings will be tabulated by the inspectors appointed for such meeting and the inspectors will determine whether a quorum is present. The inspectors will treat abstentions (but not broker non-votes) as shares that are present for purposes of determining the presence of a quorum. However, broker non-votes and abstentions will not be counted as votes cast for or against the proposal to approve the Merger Agreement and, as a result, will have the same effect as votes cast against the Merger Agreement.

  Stockholders are asked to indicate on their proxy card whether or not they are granting a proxy to vote in favor of adjournment in the event that the management of Northern Illinois or Premier, as the case may be, decides in its sole discretion that an adjournment of the Northern Illinois Special Meeting or the Premier Special Meeting, respectively, is in the best interests of Northern Illinois or Premier and its stockholders. See "ADJOURNMENT OF SPECIAL MEETING."

  The boards of directors of Northern Illinois and Premier are not aware of any business to be brought before their respective Special Meetings other than that described herein. If, however, other matters are properly brought before either of the Special Meetings or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of the corporation with respect to which the proxies have been granted.

SOLICITATION OF PROXIES

  Northern Illinois and Premier will each bear their own expenses of soliciting proxies from their stockholders for their respective Special Meetings. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Northern Illinois and Premier in person or by telephone, telegram or by any other means of communication. Such directors, officers and employees will not receive any compensation for such solicitation, other than compensation which such persons otherwise receive in their capacities as directors, officers and employees, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

                                  THE MERGER

  This section of the Joint Proxy Statement-Prospectus describes certain aspects of the proposed Merger. To the extent that the following description relates to the Merger Agreement, it does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Joint Proxy Statement-Prospectus and is incorporated herein by reference. All stockholders are urged to read the Merger Agreement in its entirety.

INTRODUCTION

  The boards of directors of Northern Illinois and Premier have unanimously approved the Merger Agreement, which provides for the Merger, at the Effective Time, of Northern Illinois and Premier with and into GPF, with GPF as the surviving corporation. At the Effective Time, each share of Northern Illinois Common Stock then outstanding (other than dissenting shares; see "DISSENTERS' RIGHTS"), will be converted into the right to receive 4.250 shares of GPF Common Stock, each share of Premier Common Stock then outstanding will be converted into the right to receive 1.116 shares of GPF Common Stock, and each share of Premier Preferred Stock will be converted into the right to receive one share of GPF Preferred Stock having substantially identical terms to the stock so converted (except that, while the Premier Preferred Stock is noncumulative as to dividends, it will be converted into GPF Preferred Stock which is cumulative as to dividends). See "THE MERGER--Conversion of Shares."

  The boards of directors of Northern Illinois and Premier believe that the terms of the Merger Agreement are fair to and in the best interests of Northern Illinois and Premier, respectively, and of their respective stockholders, and unanimously recommend to their respective stockholders that such stockholders vote to approve and adopt the Merger Agreement and the consummation of the transactions contemplated thereby. See "--Reasons for the Merger" and "--Opinion of Financial Advisors."

BACKGROUND OF THE MERGER

  The boards of directors of both Northern Illinois and Premier have recognized, for some time, that in order to compete more effectively in the market for financial services and products, their respective companies would each need to increase their size, either through internal growth or strategic combinations. As a result, during the past four or five years, Northern Illinois has explored, from time to time, potential acquisitions. It has generally decided not to pursue such acquisitions, however, due to a belief that the prices it would be required to pay for potential targets would be unduly dilutive to Northern Illinois' shareholders. Prior to its negotiations with Premier, Northern Illinois also explored the possibility of a merger-of-equals with three other potential merger partners. In each case, however, the negotiations did not proceed beyond preliminary discussions, based on the belief that the potential partners were not in fact interested in a merger-of-equals, but in an acquisition of Northern Illinois at a price which Northern Illinois' board believed to be inadequate. All such discussions took place more than two years before Northern Illinois' first meeting with Premier.

  Premier's board of directors decided to pursue an expansion strategy in mid-1992. In July 1993, Premier acquired First Northbrook Bancorp, Inc., a bank holding company, and its subsidiaries, First National Bank of Northbrook and First Security Bank of Cary Grove, and in December 1994, Premier acquired the DeKalb branch of Home Savings and Loan Association of Elgin, Illinois. Since 1992, Premier has also expressed, from time to time, an interest in acquiring other financial institutions, but on no occasion have the discussions proceeded beyond such a preliminary expression of interest. Premier has also been approached, from time to time, by financial institutions interested in acquiring it. Two such overtures were received in the past two years, one of which resulted in a written expression of interest. Premier's board of directors declined to pursue formal discussions, however, following a determination that the range of values for the Premier Common Stock included in the written expression of interest was inadequate.

  At its 1995 strategic planning meeting, Premier's board of directors decided to pursue, if possible, a merger-of-equals transaction, based on its belief that shareholder value would be more quickly enhanced through a merger-of-equals than through the more gradual growth that would result from acquisitions. Prior to its discussions with Northern Illinois, Premier explored the possibility of a merger-of-equals with two other potential merger partners. In neither instance, however, did the negotiations proceed beyond preliminary informal discussions. TCC, whose analysts follow Premier Common Stock, was aware of Premier's interest in entering into a strategic combination if an appropriate merger partner could be found.

  In August, 1995, a representative of TCC contacted Northern Illinois and Premier to suggest the two companies consider one another as possible merger partners. For a discussion of the fees paid to TCC, including fees paid in consideration of its role in introducing Northern Illinois and Premier, see "--Opinions of Financial Advisors--The Chicago Corporation." A meeting of management representatives of both companies was held on August 29, 1995 at the executive offices of Northern Illinois. Present from Northern Illinois were Robert W. Hinman (President and Chief Executive Officer), Alan J. Emerick (Executive Vice President), and Howard A. McKee (Chairman of the Executive Committee and the principal stockholder), and from Premier, Richard L. Geach (President and Chief Executive Officer). Also present were representatives from TCC. The participants discussed in preliminary and general terms the possibility of a merger-of-equals between Northern Illinois and Premier and decided to arrange another meeting to engage in further discussions to determine whether a merger might be feasible and desirable.

  Senior management of both Northern Illinois and Premier advised each of their respective boards of directors of these preliminary discussions and kept their respective boards of directors informed of the status of discussions, both at meetings of such boards of directors and informally between such meetings.

  Senior management of Northern Illinois and Premier met twice in September and at these meetings discussed a broad range of business, cultural, and management issues relating to the two companies. The participants included Mr. Hinman and David Albright, the Chief Financial Officer of Northern Illinois, and Mr. Geach and David L. Murray, the Chief Financial Officer of Premier. Messrs. Emerick and McKee were also present at the first of the two meetings. A number of areas of similarity between the two companies emerged. The participants also discussed, with the assistance of Premier's legal counsel, key structural issues to be resolved were a merger of the companies to take place, including the makeup of the combined company's board of directors, the determination of key management roles, the role of senior management in dealing with the investment community, and approaches for determining the exchange ratio.

  After careful consideration and negotiation during the September meetings, the senior managements of the two companies agreed that, if a merger were to take place, the board of directors of the combined company should be comprised one-half of Northern Illinois representatives and one-half of Premier representatives and that the number of outside directors should be at least equal to the number of directors who were also officers of the combined company. Moreover, the managements agreed on the need to implement mechanisms to ensure that no single stockholder would control the combined company. The parties recognized, however, that before they could fully evaluate the feasibility and desirability of the potential merger, they needed to resolve a number of remaining open issues, most notably the makeup of the management of the new company, the nature and extent of potential cost savings and synergy benefits of the proposed merger, and the appropriate exchange ratios. It was agreed that Northern Illinois and Premier would jointly retain KPMG to study the two companies to arrive at a better understanding of possible cost savings and synergy benefits available if the proposed merger were to take place, to evaluate their relative strengths and weaknesses, and also to perform certain computations to assist the participants in determining the exchange ratio. In order to facilitate the exchange of information, Northern Illinois and Premier executed a confidentiality agreement on September 28, 1995. KPMG completed its work in October, 1995.

  Representatives from senior management of Northern Illinois and Premier next met on November 8, 1995. Present for Northern Illinois were Messrs. Hinman, McKee, Emerick, and Albright, and present for Premier were Messrs. Geach and Murray. Representatives from KPMG were also present at the meeting. The participants from Northern Illinois and Premier discussed the results of KPMG's evaluation of cost savings and synergy benefits of the proposed merger and of the relative strengths and weaknesses of Northern Illinois and Premier. Later the same day, Messrs. Hinman, McKee and Geach met, along with a representative of KPMG, to discuss the makeup of senior management of the combined company if Northern Illinois and Premier were to be combined. After giving consideration to a number of issues, Messrs. Hinman, McKee and Geach reached agreement that, if the merger were to take place, Mr. Geach would be the Chairman of the Board and Chief Executive Officer of the new company immediately following the merger for a period of approximately three years, and Mr. Hinman would be President and Chief Operating Officer of the new company following the merger and would succeed Mr. Geach as Chief Executive Officer when the latter stepped down from that position.

  Messrs. Geach and Hinman met on November 16, 1995, and discussed several matters, including goals for the new company, the results of KPMG's evaluations of cost savings, and the respective roles of Mr. Geach as Chief Executive Officer and Mr. Hinman as President and Chief Operating Officer in the new company. They also discussed a range of values for the exchange ratios that both believed would be fair to stockholders of both companies, subject to further study and discussion, consultation with their respective financial advisors, and consultation with and the approval of their respective boards of directors. It was also agreed that the parties would alert legal counsel to begin preparing a merger agreement and other necessary documents.

  Over the following week the parties agreed to begin preliminary off-site due diligence of one another's tax returns and audit work papers. This due diligence was conducted by the parties in early December. Senior management of both Northern Illinois and Premier, with the assistance of each of their respective legal counsel, also began the process of negotiating a definitive merger agreement and stock option agreements, including the negotiation of the form of the GPF Certificate, GPF Bylaws, and the Rights Agreement.

  In late December, Northern Illinois formally retained Prairie Capital, and in early January Premier formally retained TCC, to advise on the proposed Merger (including the determination of the exchange ratios) and to render a fairness opinion to the board of directors of Northern Illinois and Premier, respectively.

  On January 12, 1996, a special meeting of the Premier board of directors was convened. Representatives of Schiff Hardin & Waite, counsel to Premier, were present to advise the directors of their duties and responsibilities in considering this type of transaction and to discuss with the board the Merger Agreement and Stock Option Agreements and related documents, drafts of which had been previously distributed to the directors.

  On January 13, 1996, Messrs. Hinman and McKee from Northern Illinois and Messrs. Geach and Murray from Premier met to discuss and finalize the exchange ratios. Prior to this meeting, Prairie Capital had discussed with senior management of Northern Illinois a range of exchange ratios within which the Merger would be fair to the stockholders of Northern Illinois. Likewise, TCC had discussed with senior management of Premier a range of exchange ratios within which the Merger would be fair to the Premier stockholders. At the January 13 meeting, representatives of Prairie Capital and TCC were present in their capacities as financial advisors to their respective clients to consult with their clients concerning the exchange ratios proposed by senior managements of Northern Illinois or Premier at the meeting. Since KPMG had performed the study of the two companies described above, KPMG representatives were present at the meeting to answer questions regarding the study as needed. Northern Illinois and Premier arrived at the final exchange ratios for the proposed merger, based on their agreement that, assuming complete conversion of all the convertible preferred stock of Premier and outstanding options to purchase Premier Common Stock, Northern Illinois stockholders would own approximately 60%, and Premier stockholders would own approximately 40%, of the combined company after consummation of the proposed merger.

  On January 16, 1996, a special meeting of the board of directors of Northern Illinois was convened. Also present were representatives of Crowley Barrett & Karaba, Ltd., counsel to Northern Illinois, and representatives of Prairie Capital. Counsel was present to advise the directors of their duties and responsibilities in considering this type of transaction and to discuss with the board the Merger Agreement and Stock Option Agreements and related documents, drafts of which had been previously distributed to the directors. Prairie Capital presented the board with its analysis of the fairness of the transaction and gave its oral opinion to the Northern Illinois board that the proposed merger was fair, from a financial point of view, to the stockholders of Northern Illinois.

  On January 16, 1996, a special meeting of the board of directors of Premier was convened. Also present were representatives of TCC. Those representatives provided the Premier board with their analysis of the financial considerations involved in the proposed merger and gave an oral opinion that the proposed merger was fair, from a financial point of view to the stockholders of Premier. The Premier board unanimously approved the Merger Agreement and the Stock Option Agreements.

  On January 18, 1996, the parties issued a press release announcing that they had reached an agreement in principle to enter into a merger-of-equals. On January 22, 1996, the board of directors of Northern Illinois reconvened and unanimously approved the Merger Agreement and the Stock Option Agreements. The Merger Agreement and the Stock Option Agreements were executed and delivered by the parties as of that date.

  Northern Illinois and Premier subsequently executed and delivered the First Amendment to the Merger Agreement, dated as of March 18, 1996, subject to ratification of the First Amendment by their respective boards of directors. The First Amendment amended the Merger Agreement (i) to provide that approval of the Merger by Northern Illinois' stockholders was subject to the enhanced voting requirements of Section 7.85 of the IBCA, (ii) to provide that the Merger was subject to the approval, by the Federal Reserve Board, of applications filed by Keeco and Northland Insurance, (iii) to clarify the terms of Premier's July 16, 1993 agreement to revise the terms of the Premier Series B Preferred Stock and the Premier Series D Preferred Stock to provide for the payment of cumulative, rather than non-cumulative dividends under certain circumstances (and to revise the terms of the proposed GPF Restated Certificate accordingly), and (iv) to eliminate a right of first refusal agreement that had been previously contemplated between GPF and Howard A. McKee. Premier's and Northern Illinois' boards of directors ratified the First Amendment at meetings held on March 28, 1996 and April 15, 1996, respectively.

REASONS FOR THE MERGER

  In recent years, Northern Illinois and Premier have faced increased competition, not only from other commercial banks, savings associations and credit unions, but also from a wide range of financial service providers, including mortgage companies, broker-dealers, and insurance agencies. Many of their bank competitors are either larger institutions or affiliates of larger institutions with greater resources than Northern Illinois or Premier, and many of their non-bank competitors offer highly specialized services. Northern Illinois and Premier each believe that, by combining their operations through a merger-of-equals, they will achieve sufficient size to permit the increased specialization required to compete more effectively with both larger institutions and non-banking competitors. Northern Illinois and Premier further believe that such benefits can be realized much earlier through the Merger than through pursuing growth as separate institutions.

  At the same time, both Northern Illinois and Premier have been faced with increased costs, most notably the costs associated with regulatory compliance and with developing and maintaining the level of technology required to compete effectively in the financial services industry. Northern Illinois and Premier believe that substantial annual costs savings will begin to be achieved within three years, especially in the area of technology and back-office operations, by consolidating the operations of the Northern Illinois Subsidiaries and the Premier Subsidiaries, reorganizing and combining various responsibilities and functions of their respective employees, and spreading the costs of operation over a larger base. No assurances can be given that any such cost savings or other anticipated benefits of the Merger will be achieved.

  Before deciding to enter into the Merger, the boards of directors of Northern Illinois and Premier also considered a number of other factors including the financial advantages of the Merger to their respective stockholders, book value and earnings per share of each company, the financial condition, results of operations, prospects, asset quality and legal and regulatory compliance of each company, the compatibility of the managements and management philosophies of Northern Illinois and Premier, the general tax-free nature of the proposed Merger, and the fact that GPF and its banking subsidiaries would continue to be essentially locally owned in a banking market comprised of an increasing number of non-locally owned financial institutions.

  In deciding to approve the Merger, Premier's board of directors also took into account the fact that, upon consummation of the Merger, directors and officers of Northern Illinois who will become directors and officers of GPF will beneficially own approximately 41% of the GPF Common Stock and that one shareholder, Howard A. McKee, will beneficially own approximately 33% of the outstanding GPF Common Stock. As a result, stockholders of GPF will not have the requisite 80% vote to approve certain matters (such as a merger between GPF and a 10% stockholder of GPF, removal of a director or an amendment to certain provisions of the GPF Certificate or GPF Bylaws) unless Mr. McKee votes his shares of GPF Common Stock in favor of such proposals. At present, neither the directors and officers of Premier as a group nor any single Premier stockholder has sufficient voting power to block such transactions under the Premier Certificate. See "RISK FACTORS--Certain Stockholders Can Block Supermajority Stockholder Votes." Premier's board of directors concluded, however, that the disadvantages to Premier's shareholders resulting from such concentration of ownership of the GPF Common Stock were outweighed by the benefits that the Premier board of directors believed would result from the Merger.

  In approving the Merger, Northern Illinois' board of directors also considered the advantages and disadvantages to Northern Illinois' stockholders of the wider dispersion of the ownership of the GPF Common Stock, as compared to the current concentration of ownership of the Northern Illinois Common Stock in the hands of Howard A. McKee and his affiliates. The Northern Illinois board of directors concluded that, on balance, the potential advantages of the Merger, including the prospect of a more liquid market for the GPF Common Stock, outweighed any disadvantages, including the likelihood that the price of the GPF Common Stock, unlike the price of the Northern Illinois Common Stock, might be subject to greater market fluctuations in price if publicly traded.

  Moreover, both boards of directors took into account the fact that, since the proposed Merger does not involve a termination of stockholder interests, it does not preclude the possibility that the stockholders of the combined company might achieve a premium on the sale of their stock, at some future date, in the event of a subsequent merger or sale of the combined company. At the present time, however, neither Northern Illinois, Premier nor GPF has any plans or intentions of entering into any such transaction.

  Based on the foregoing and the opinions of the respective financial advisors described below, the boards of directors of Northern Illinois and Premier each concluded that the proposed Merger would be in the best interests of their respective stockholders. ACCORDINGLY, THE BOARDS OF DIRECTORS OF NORTHERN ILLINOIS AND PREMIER UNANIMOUSLY VOTED TO RECOMMEND THAT THEIR RESPECTIVE STOCKHOLDERS VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINIONS OF FINANCIAL ADVISORS

  Prairie Capital. Northern Illinois entered into an agreement with Prairie Capital on December 22, 1995 to advise on the proposed Merger, to assist in the negotiations and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Northern Illinois common stock.

  There were no limitations placed on the scope of Prairie Capital's activities in obtaining and reviewing data, holding discussions with Northern Illinois' and Premier's managements and performing such analyses as it deemed necessary in order to render a fairness opinion to the Northern Illinois board of directors. While Prairie Capital assisted Northern Illinois in the negotiations of the exchange ratios, the management of Northern Illinois and Premier determined the exchange ratios, subject to the approval of their respective boards of directors.

  On January 16, 1996, Prairie Capital made an oral presentation to the Northern Illinois board of directors during which it gave an oral opinion to the effect that the consideration to be received in the Merger is fair, from a financial point of view, to the Northern Illinois stockholders. Prairie Capital delivered a written opinion to that effect to the Northern Illinois board of directors dated the date of this Joint Proxy Statement-Prospectus.

  THE FULL TEXT OF PRAIRIE CAPITAL'S WRITTEN OPINION TO THE NORTHERN ILLINOIS BOARD, DATED THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS

ON THE REVIEW UNDERTAKEN BY PRAIRIE CAPITAL, IS ATTACHED HERETO AS EXHIBIT D AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF PRAIRIE CAPITAL'S WRITTEN OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH WRITTEN OPINION. PRAIRIE CAPITAL'S OPINIONS ARE DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY NORTHERN ILLINOIS STOCKHOLDERS AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY NORTHERN ILLINOIS STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE NORTHERN ILLINOIS SPECIAL MEETING OR AS TO ANY OTHER MATTER.

  In arriving at its opinions, Prairie Capital met with certain officers of Northern Illinois and Premier and reviewed and analyzed, among other data, (i) the audited financial statements of Northern Illinois and Premier for the years ended December 31, 1990 through December 31, 1994, the unaudited financial statements as of and for the nine months ended September 30, 1995 and September 30, 1994, the unaudited financial statements for the year ended December 31, 1995, and, as to the written opinion, the audited financial statements for the year ended December 31, 1995 and the unaudited financial statements for the quarterly period ended March 31, 1996; (ii) the Merger Agreement; (iii) as to the written opinion, this Joint Proxy Statement-Prospectus; (iv) publicly-available information on the common stock prices and financial performance of selected Illinois bank holding companies, Premier and Northern Illinois and on the announced terms of and related financial information on selected "merger-of-equals" transactions; (v) other information Prairie Capital deemed relevant; and (vi) other internal financial and operating information which was provided to Prairie Capital by Northern Illinois and Premier. The internal financial and operating information provided by Northern Illinois and Premier and relied upon by Prairie Capital included the following: (i) details on investment securities portfolios; (ii) discussions and information related to the loan portfolios and loan loss reserves (including review of and information on loan watch lists and information relating to nonperforming loans, loan concentrations and insider loans); (iii) discussions of and information on asset/liability structure;
(iv) discussions of and information on deposits and borrowings, including concentrations; (v) discussions of and information on noninterest income sources; (vi) discussions and information on organization and consolidation issues; (vii) corporate minute books; (viii) regulatory reports; (ix) discussions of current and potential litigation, environmental issues and contingent liabilities; (x) financial projections for the years 1996 through 1999; and (xi) projections of potential cost savings (but not revenue enhancements) from the Merger.

  Prairie Capital also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. Prairie Capital's opinions were necessarily based upon such conditions as they existed and could be evaluated, and the information made available to Prairie Capital, through the respective dates thereof.

  Prairie Capital assumed and relied upon, without independent verification, the accuracy and completeness of the information provided by Northern Illinois and Premier and reviewed by Prairie Capital for the purposes of its opinion. Prairie Capital did not make any independent valuation or appraisal of the assets or liabilities of Northern Illinois and Premier, nor was Prairie Capital furnished with any such appraisals. Prairie Capital assumed, without independent verification, that the aggregate allowances and reserves for loan and lease losses of Northern Illinois and Premier were adequate to cover such losses.

  The projections used by Prairie Capital in its analyses were prepared by the managements of Northern Illinois and Premier, and, included the projected cost savings and synergy benefits analysis requested by Northern Illinois and Premier. Prairie Capital relied upon the managements of Northern Illinois and Premier as to the reasonableness of the projections (and the assumptions and basis thereof) provided to Prairie Capital and assumed that such projections reflected the best estimates and judgments of such managements available at the time of preparation. Neither Northern Illinois nor Premier discloses internal management projections of the type provided to Prairie Capital in connection with the review of the Merger. Such projections were not prepared with a view toward public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly actual results could vary significantly from those set forth in such projections.

  Prairie Capital performed a variety of financial analyses which are summarized below. The summary of such analyses set forth herein does not purport to be a complete description of such analyses. Prairie Capital believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes behind Prairie Capital's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Prairie Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Northern Illinois or Premier. Any estimates contained in Prairie Capital's analyses are not necessarily indicative of future results, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. No company utilized in Prairie Capital's analyses was identical to Northern Illinois, Premier, or GPF and no transaction utilized in Prairie Capital's analysis was identical to the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, and the timing of the relevant transactions, as well as other factors that could affect the public trading values of the company or companies to which Northern Illinois, Premier, or GPF are being compared. None of the analyses performed by Prairie Capital was assigned a greater significance by Prairie Capital than any other.

  The analyses performed by Prairie Capital in connection with its opinions to the board of directors of Northern Illinois are summarized below:

    Introduction. Prairie Capital assumed that the Merger would be consummated in accordance with the Merger Agreement.

    The managements of Northern Illinois and Premier prepared financial projections for their respective companies for the years 1996 through 1999 on a stand-alone basis. Per share projections were calculated based on the projected number of common shares and common equivalent shares of Northern Illinois and Premier, respectively, for the applicable period. On the basis of these projections, Prairie Capital prepared two sets of pro forma and projected GPF financial results, one derived by combining the two sets of stand-alone projections without taking into account any cost savings, synergy benefits, or revenue enhancements from the Merger (the "No Cost Savings Model"), and the other model derived by combining the two sets of stand-alone projections but also taking into account the projections of cost savings and synergy benefits, as well as merger expenses, that were provided to Prairie Capital, but not taking into account any potential revenue enhancements (the "Cost Savings Model").

    At various points in Prairie Capital's analyses where appropriate, Prairie Capital assumed that the Class B Preferred Stock will be converted. Also, Prairie Capital has made adjustments to exclude from net income material items of a nonrecurring nature such as net securities gains or losses and where appropriate has adjusted stockholders' equity to exclude unrealized gains or losses.

    Contribution Analysis. Prairie Capital analyzed the pro forma contribution that Northern Illinois will make to GPF in terms of certain statement of condition and income statement items. These percentages were compared to the 62.5% of the GPF Common Stock, or 60% of the GPF Common Stock assuming the conversion of Premier's Class B Preferred Stock, that Northern Illinois shareholders will receive in the Merger. It was noted that at December 31, 1995, on a pro forma basis Northern Illinois would have accounted for 60.7% of the total assets of GPF, 62.7% of the net loans of GPF and 59.2% of the deposits of GPF. In terms of stockholders' equity, at December 31, 1995, Northern Illinois would have contributed 66.2% to GPF's total shareholders' equity, or 63.0% assuming the conversion of Premier's Class B Preferred Stock. Adjusted to exclude net unrealized gains in the investment portfolio from common equity, Northern Illinois' contribution would have been 64.6%, or 61.2% assuming the conversion of Premier's Class B Preferred Stock. As of December 31, 1995, Northern Illinois' tangible equity would have constituted 77.2% of the pro forma total, or 72.8% assuming the conversion of Premier's Class B Preferred Stock. Adjusted to exclude net unrealized gains in the investment portfolio from common equity, Northern

  Illinois' contribution to the tangible equity of GPF would have constituted 76.2% of the pro forma total, or 71.5% assuming the conversion of Premier's Class B Preferred Stock.

    The relatively large contribution to tangible equity by Northern Illinois is a direct reflection of Premier's significant amount of goodwill. In considering this factor specifically, Prairie Capital gave consideration to the fact that Premier's earnings include a charge each year for the amortization of goodwill so that the goodwill factor is already reflected as a reduction of Premier's earnings, and that, under the accretion/dilution analysis (set forth below), the Merger is not significantly dilutive to earnings per share of Northern Illinois. Moreover, on a pro forma basis, GPF will have tangible capital well in excess of regulatory requirements.

    In considering Northern Illinois' contribution to pro forma earnings in 1995, Prairie Capital adjusted out of earnings the net securities gains experienced by Northern Illinois in 1995 (which were significant). In 1995 (without regard to any potential cost savings or synergy benefits and excluding such net securities gains), Northern Illinois would have contributed 63.4% of GPF's pro forma net income, or 61.0% assuming the conversion of Premier's Class B Preferred Stock. Under the No Cost Savings Model, Northern Illinois' relative contribution to net income going forward would be 61.7% in 1996, 61.5% in 1997, 62.3% in 1998 and 62.5% in 1999.
  Assuming the conversion of Premier's Class B Preferred Stock under the No Cost Savings Model, Northern Illinois' relative contribution would be 59.7% in 1996, 59.6% in 1997, 60.6% in 1998 and 60.9% in 1999.

    Accretion/Dilution Analysis. Prairie Capital reviewed the actual and projected effect that the combination might have for Northern Illinois shareholders by comparing Northern Illinois earnings per share on a stand-alone basis with earnings per share for the combined company on a fully-diluted basis with and without projected cost savings. Throughout this analysis, Prairie Capital assumed full conversion of the GPF Series B Preferred Stock.

    Under this analysis, on a pro forma, per share basis for 1995, the Merger would have resulted in an earnings dilution of 1.5% in 1995 for Northern Illinois stockholders. Under the No Cost Savings Model, the Merger was projected to result in no earnings-per-share accretion or dilution in 1996 and 1997, and earnings-per-share dilution of 1.1% and 1.0% in 1998 and 1999, respectively. Under the Cost Savings Model, the Merger was projected to result in no earnings-per-share accretion or dilution in 1996, and earnings-per-share accretion of 11.9%, 12.6% and 11.4% in 1997, 1998 and 1999, respectively.

    Northern Illinois' stated book value per share is virtually equivalent to its tangible book value per share. The analysis showed the Merger resulting in dilution to stated book value per share for Northern Illinois stockholders, of 5.6% at year end in 1995 on a pro forma basis, and 5.2%, 3.5%, 1.7% and 0.6% at year end in 1996 through 1999, respectively, under the Cost Savings Model. Greater dilution was evident for tangible book value per share for Northern Illinois stockholders. The analysis showed the Merger resulting in dilution to tangible book value per share for Northern Illinois stockholders, of 18.9% at year end in 1995 on a pro forma basis, and 16.7%, 12.9%, 10.0% and 7.5% at year end in 1996 through 1999, respectively, under the Cost Savings Model. As noted above, the difference between stated and tangible book value narrows over the years as goodwill is amortized as a charge against earnings.

    Present Value Analysis. On the basis of the Northern Illinois and Premier projections under the Cost Savings Model, Prairie Capital calculated a range of present values for Northern Illinois Common Stock on a stand-alone basis and for the Northern Illinois shareholder interest in GPF. Projected cash dividends for the years 1996 through 1999 were discounted back to present value at 10%, 12% and 14% rates. Terminal values were calculated by multiplying the projected 1999 net income of Northern Illinois on a stand-alone basis and the projected 1999 net income of GPF under the Cost Savings Model by price/earnings ratios of 9x, 10x, 11x, 12x and 13x. These price/earnings ratios represent the range within which, in Prairie Capital's opinion, Northern Illinois Common Stock on a stand-alone basis and GPF Common Stock might trade at the end of 1999. The terminal values are also discounted back to present value at 10%, 12% and 14% rates, which represent a range of rate of return expectations by investors.

    The range of present values for Northern Illinois Common Stock on a stand-alone basis would be $27.19 to $43.38 per share and the range of values for Northern Illinois Common Stock under the Cost

  Savings Model following the Merger would be $30.10 to $48.16 per share. Assuming a discount rate of 12% and a terminal value price/earnings ratio of 11x, the projected value per Northern Illinois share on a stand-alone basis would be $34.80 and under the Cost Savings Model following the Merger, the projected value per Northern Illinois share would be $38.59.

    Comparison with Other Merger-of-Equals Transactions. Prairie Capital reviewed merger-of-equals transactions in the United States and selected 11 transactions that were effected during the period from October, 1992 through January, 1996. The transactions reviewed and included in the analysis were Home Interstate/CU Bancorp (CA); National Commerce/Alabama National; Carnegie Bancorp (NJ)/Regent Bancshares (PA); New England Community Bancorp/Equity Bank (CT); Bank Illinois Financial/Central Illinois Financial; Commercial Bancorp/West Coast Bancorp (OR); BB&T Financial/Southern National (NC); Community Bancorp/Fishkill National (NY); Mobile National/South Alabama; Union Bancorp/Northern Neck Bankshares (VA) and United New Mexico/Ford Bank Group (NM,TX). Prairie Capital compared, with respect to the smaller merger partner in the selected transactions, the ratio of price (i.e., market price prior to the announcement of the merger) to earnings for the last twelve months preceding the merger, the price to stated book value ratio and the price to tangible book value ratio for these transactions, with the same ratios for Premier. Based on 1995 earnings and year end 1995 book values, the ratios for Premier were, price (market price of $8.50 before the Merger was announced)/earnings--11.3X; price/stated book value--111.3% and price/tangible book value--174.8%. The median ratios for the selected transactions were, price/earnings--10.2X; price/stated book value and price/tangible book value--132.1%.

    For the selected transactions, Prairie Capital also calculated the ratios of the percentage ownership to the percent of stockholders' equity and to the percent of the latest twelve months net income contributed to the combined entity by the larger partner (in terms of market value) in the mergers-of-equals. For the selected transactions, the ratio of ownership to stockholders' equity ranged from .921 to 1.172 and the ratio of ownership to net income ranged from .961 to 1.180. The comparable ratios for Northern Illinois under the No Cost Savings Model were .980 for stockholders' equity (.839 based on tangible equity) and .984 based on 1995 net income and 1.005 based on projected 1996 net income.

    Comparative Market Values. Prairie Capital did not compare the market values of Northern Illinois, Premier and other public entities since Northern Illinois does not have an active market for its common stock.

    Cash Dividend Analysis. As discussed above, under the Cost Savings Model the earnings of GPF on an equivalent basis per share of Northern Illinois Common Stock are projected to be higher than the projected earnings of Northern Illinois on a stand alone basis. Accordingly, assuming dividend payout ratios for GPF are the same as the historical dividend payout ratios for Northern Illinois, it is reasonable to project that the stockholders of Northern Illinois will receive higher dividends (on an equivalent per share basis) if the Merger is consummated than if Northern Illinois continues on a stand-alone basis. Notwithstanding the projections in this analysis, the declaration and payment of dividends on GPF Common Stock will be determined solely at the discretion of the board of directors of GPF and will depend upon actual earnings, capital requirements, financial condition, dividends for the Northern Illinois subsidiaries and the Premier subsidiaries and other factors that the board of directors deems relevant. No assurances can be given as to the amount of dividends that may be declared on the GPF Common Stock.

  Prairie Capital, as part of its investment banking business, is engaged in the valuation of businesses, including banks and thrifts, and securities in connection with mergers and acquisitions, public and private financings, thrift stock conversions and valuations for estate, corporate and other purposes. Northern Illinois selected Prairie Capital on the basis of the reputations of its principals and their experience in evaluating financial institutions such as Northern Illinois, Premier and GPF and in evaluating transactions such as the Merger.

  For its services to Northern Illinois in connection with the Merger, Prairie Capital will receive an aggregate cash fee of $35,000, of which $10,000 was paid upon execution of the engagement letter with Northern Illinois, $10,000 was paid at the time Prairie Capital informed Northern Illinois that it was prepared to render the fairness opinion and $15,000 will be paid at the time the fairness opinion is first published, quoted or publicly referred to in any proxy statement or other public document relating to the Merger. Northern Illinois has agreed to reimburse Prairie Capital for reasonable out-of-pocket expenses relating to the Merger. In addition, Northern Illinois has agreed to indemnify Prairie Capital against certain liabilities, including liabilities which may arise under the securities laws.

  The Chicago Corporation. Pursuant to an engagement letter dated January 2, 1996 between Premier and The Chicago Corporation ("TCC"), Premier retained TCC to act as Premier's financial advisor in connection with the Merger. As part of its engagement, TCC agreed, if requested by Premier, to render an opinion to the board of directors of Premier as to the fairness, from a financial point of view, of the consideration to be paid to the stockholders of Premier with respect to the Merger.

  At the January 16, 1996 meeting of the Premier Board, TCC delivered its oral opinion that the consideration to be received by Premier in the Merger was fair to Premier stockholders from a financial point of view. TCC subsequently delivered to the Premier Board a written opinion dated as of the date of this Joint Proxy Statement Prospectus confirming its oral opinion. TCC provided the Premier board with a range of ratios that it deemed fair from a financial point of view to Premier's stockholders. The actual exchange ratio was within that range and agreed upon through negotiations between Premier and Northern Illinois. No limitations were imposed by Premier on TCC with respect to the investigations made or procedures followed in rendering its opinion.

  THE FULL TEXT OF TCC'S WRITTEN OPINION TO THE PREMIER BOARD OF DIRECTORS, DATED THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY TCC, IS ATTACHED HERETO AS EXHIBIT E AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF TCC'S WRITTEN OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH WRITTEN OPINION. TCC'S OPINION IS ADDRESSED TO THE PREMIER BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF PREMIER OR NORTHERN ILLINOIS AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER.

  In connection with its opinions, TCC has, among other things, (i) reviewed the Merger Agreement, (ii) reviewed the audited financial statements of Premier and Northern Illinois for the years ended December 31, 1992 through December 31, 1994, the unaudited financial statements as of and for the nine months ended September 30, 1995 and September 30, 1994 and, as to the oral opinion, for the year ended December 31, 1995, and, as to the written opinion, the audited financial statements for the year ended December 31, 1995 and the unaudited financial statements for the quarterly period ended March 31, 1996;
(iii) reviewed other internally generated Premier and Northern Illinois reports relating to, among other things, asset/liability management and asset quality as provided to TCC by Premier and Northern Illinois, (iv) reviewed and analyzed other material bearing upon the financial and operating condition of Premier and Northern Illinois and material prepared in connection with the proposed transaction; (v) reviewed financial data with respect to certain other financial institutions deemed relevant to the contemplated transaction;
(vi) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that TCC considered relevant; (vii) reviewed historical and current market data for Premier Common Stock; (viii) conducted meetings with members of the senior managements of Premier and Northern Illinois for the purpose of reviewing the future prospects of Premier and Northern Illinois; (ix) reviewed certain information including forecasts pertaining to prospective cost savings relative to the proposed transactions; and (x) evaluated the pro forma ownership of GPF Common Stock by Premier stockholders, relative to the pro forma contribution of Premier's assets, liabilities, equity and earnings to GPF.

  In connection with its review, TCC did not assume any obligation to independently verify any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Premier and Northern Illinois provided to TCC by their respective managements and the estimate of potential cost savings and synergy benefits prepared at the request of the managements of Premier and Northern Illinois and provided to TCC by Premier, TCC assumed for purposes of its opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of Northern Illinois and Premier at the time of preparation as to the future financial performance of Premier, Northern Illinois and GPF and that they provided a reasonable basis upon which TCC could form its opinion. Neither Premier nor Northern Illinois publicly discloses internal management forecasts of the type provided to TCC in connection with TCC's review of the Merger. Such forecasts were not prepared with a view towards public disclosure. In addition, such forecasts were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors relating to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts.

  TCC also assumed that there were no material changes in Premier's or Northern Illinois' assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to TCC. In addition, TCC is not an expert in the valuation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with Premier's consent, that such allowances for each of Premier and Northern Illinois are in the aggregate adequate to cover such losses. In addition, TCC did not assume responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical inspection of the assets or individual properties of Premier or Northern Illinois, nor was TCC furnished with any such appraisals. Further, TCC's opinions were based on economic, monetary and market and other conditions as in effect on, and the information made available to TCC as of the respective dates of its opinions.

  TCC further assumed, with Premier's consent, that the Merger will be consummated in accordance with the terms and provisions of the Merger Agreement without any waiver by Premier or Northern Illinois of any of the material conditions to their respective obligations. Moreover, in each analysis that involved per share data for Premier or GPF, TCC adjusted the data to reflect full dilution, i.e., the exercise of all outstanding options and the conversion of all convertible preferred stock.

  The analyses performed by TCC in rendering its opinions are described below.

    Comparable Company Analysis: TCC reviewed and compared actual stock market data and actual and estimated selected financial information for Premier with corresponding information for 22 publicly-traded Midwestern banking organizations with assets between $500 million and $1 billion (collectively, the "Selected Peer Group Banks") based on publicly available information. The Selected Peer Group Banks were Irwin Financial Corporation, Columbus, Indiana; F&M Bancorporation, Inc., Kaukauna, Wisconsin; National City Bancshares, Inc., Evansville, Indiana; Farmers Capital Bank Corporation, Frankfort, Kentucky; CBT Corporation, Paducah, Kentucky; Second Bancorp, Incorporated, Warren, Ohio; Pinnacle Banc Group, Inc., Oak Brook, Illinois; National City Bancorporation, Minneapolis, Minnesota; Michigan Financial Corporation, Marquette, Michigan; Old Second Bancorp, Inc., Aurora, Illinois; Citizens Bancshares, Inc., Salineville, Ohio; First Merchants Corporation, Muncie, Indiana; Ambanc Corp., Vincennes, Indiana; First Oak Brook Bancshares, Inc., Oak Brook, Illinois; Shoreline Financial Corporation, Benton Harbor, Michigan; Cardinal Bancshares, Inc., Lexington, Kentucky; Independent Bank Corporation, Ionia, Michigan; Peoples Bancorp Inc., Marietta, Ohio; CoBancorp, Inc., Elyria, Ohio; Merchants Bancorp, Inc., Aurora, Illinois; Today's Bancorp, Inc., Freeport, Illinois; and Southside Bancshares Corp., St. Louis, Missouri.

    This analysis indicated, among other things, that, based on market prices as of January 12, 1996 and financial data as of September 30, 1995, (i) the average multiple of price to 1995 earnings (which, in the case of the January 16 opinion, were estimated) was 13.0 for the Selected Peer Group Banks as compared to a corresponding multiple of 11.3 for Premier, (ii) the average multiple of price to estimated 1996 earnings multiple was 11.7 (based on a published consensus market estimate) for the Selected Peer Group Banks as compared to 10.0 (also based on a published consensus market estimate) for Premier, (iii) the average ratio of price to book value per share was 166.4% for the Selected Peer Group Banks versus 121.8% for Premier, (iv) the average ratio of price to tangible book value per share was 177.7% as compared to 230.4% for Premier, (v) the average ratio of tangible equity as a percentage of tangible assets was 9.20% for the Selected Peer Group Banks versus 6.12% for Premier, (vi) the average return on average equity was 13.4% for the Selected Peer Group Banks as compared to 13.5% for Premier, (vii) the average return on average assets for the Selected Peer Group Banks was 1.27% as compared to 1.23% for Premier, (viii) the average ratio of nonperforming assets as a percentage of total assets was 0.41% for the Selected Peer Group Banks versus 0.68% for Premier, and (ix) the average ratio of loan loss reserves as a percentage of nonperforming loans was 261.1% for the Selected Peer Group Banks as compared to 127.9% for Premier.

    Accretion/Dilution Analysis: On the basis of projections prepared by the respective managements of Premier and Northern Illinois, for the calendar years 1996, 1997, 1998 and 1999, and the projected net cost savings and synergy benefits provided to TCC, TCC analyzed pro forma net income, book value and tangible book value for GPF as compared to the stand-alone projections for Premier. This analysis assumed synergistic after-tax cost savings for the calendar years 1996, 1997, 1998 and 1999, and transaction expenses, which are assumed to be incurred in 1996, in accordance with the projections provided to TCC.

    The accretion/dilution analysis showed, among other things, that the Merger would result in a projected earnings dilution of 0.9% in 1996 for Premier stockholders, and earnings accretion of 10.4%, 15.5% and 15.7% in 1997, 1998 and 1999, respectively. The analysis also showed that the Merger would result in accretion to book value ranging from 1.7% to 2.5%, and accretion to tangible book value ranging from 16.5% to 29.6% during the period analyzed.

    Discounted Cash Flow: TCC performed discounted cash flow analyses with respect to Premier on a stand-alone basis and with respect to GPF, using the earnings and cost savings projections provided by Northern Illinois and Premier. TCC utilized a discount rate of 15% and terminal multiples applied to 1999 projected earnings of 15.7 and 17.0 on a stand-alone and pro forma basis, respectively. The discount rate was selected by TCC as a reasonable estimate of the cost of capital to Premier and of GPF. The terminal rates reflect the average price-to-earnings multiple paid in acquisitions of depository institutions considered comparable to Premier and GPF, respectively. The analyses resulted in present values of $10.94 per share and $13.68 per share on a stand-alone and pro forma combined basis, respectively.

    Contribution Analysis: TCC analyzed the contribution of each of Premier and Northern Illinois to, among other things, the pro forma assets, common equity, and tangible common equity of GPF as at September 30, 1995 and pro forma common equity and tangible common equity as at December 31, 1995. This analysis showed, among other things, that Premier would have contributed 41.1%, 39.5% and 28.8% of the pro forma assets, common equity, and tangible common equity, respectively, of GPF as at September 30, 1995 and 39.4% and 29.2% of pro forma common equity and tangible common equity, respectively, of GPF as at December 31, 1995. Similarly, TCC analyzed the contribution to pro forma net income for the three quarters ended September 30, 1995 and for the year ended December 31, 1995, and projected net income for the years ended December 31, 1996 and 1997, which showed that Premier would have contributed, for such periods, 36.2%, 38.3%, 40.3% and 40.4%, respectively, to GPF net income. TCC also analyzed the net present value (assuming a transaction date of January 1, 1996) of projected pro forma cash flows for fiscal years 1996 through 1999, which showed that Premier would contribute 39.9% of the total. TCC also analyzed Premier's contribution to pro forma projected market value, as of January 1, 1996. This analysis relied upon an assumed market value for Northern Illinois Common Stock, derived by multiplying projected Northern Illinois earnings by the average projected price-earnings ratios for companies deemed comparable to Northern Illinois. On this basis, TCC calculated that 33.0% of the combined market value would be contributed by Premier. Based upon the proposed exchange ratios in the Merger, the holders of Premier Common Stock will own approximately 40.0% of the outstanding common stock of GPF upon completion of the Merger.

  No other company used as a comparison in the above analyses is identical to Premier, Northern Illinois, or GPF, and no other transaction is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Premier, Northern Illinois and GPF are being compared.

  The description of TCC's analyses set forth above summarizes the material aspects of the analyses performed but does not purport to be a complete description of the analyses or data presented by TCC. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. TCC believes that the summary set forth above and its analyzes must be considered as a whole and that selecting portions thereof, without considering all the analyses, could create an incomplete view of the processes underlying its analyses and opinion. TCC based its analyses on assumptions that it deemed reasonable, including assumptions about general business and economic conditions and industry-specific factors. The other principal assumptions upon which TCC based its analyses are set forth above. TCC's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, TCC's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

  TCC was selected as a recognized specialist in the financial services industry in general and in Midwestern banks and thrifts in particular. TCC is regularly engaged in evaluations of similar businesses and in advising institutions with respect to mergers and acquisitions as well as raising debt and equity capital for such institutions. In addition, TCC introduced Northern Illinois and Premier to one another as possible merger partners. See "-- Background of the Merger."

  For its financial advisory services to Premier, and also in consideration of its role in bringing together Northern Illinois and Premier, upon closing of the Merger TCC will be paid a fee of $200,000, less $75,000 already received. In addition, Premier has agreed to reimburse TCC for reasonable out-of-pocket expenses incurred by it on Premiers's behalf, as well as to indemnify TCC against certain liabilities, including any which may arise under the federal securities laws.

  TCC is a member of all principal securities exchanges in the United States, and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Premier or Northern Illinois. As a market maker, TCC has also purchased and sold the securities of Premier and Northern Illinois for TCC's own account and for the accounts of customers. Two affiliates of TCC manage limited partnerships which invest in publicly traded securities of banking institutions, and TCC manages two group trusts which invest in publicly traded securities of banking institutions. Together, these investment pools, known as The Banc Funds, have reported ownership of 133,528 shares of Premier Common Stock.

TERMS OF THE MERGER

  Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL and the IBCA, the Merger will become effective at the Effective Time. See "--Closing." GPF will be the surviving corporation in the Merger and will continue its corporate existence under the DGCL. At the Effective Time, the separate corporate existence of each of Northern Illinois and Premier will terminate.

  The current certificate of incorporation and bylaws of GPF have been adopted for initial formation purposes only. Immediately prior to the Effective Time, the certificate of incorporation and bylaws of GPF will be amended and restated in their entirety, pursuant to the Merger Agreement, and such amended and restated certificate of incorporation and bylaws of GPF will be the certificate of incorporation and bylaws, respectively, of GPF at and after the Effective Time. A copy of the GPF Certificate is attached as Appendix F. See "DESCRIPTION OF GPF CAPITAL STOCK," "POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BY-LAWS AND THE RIGHTS AGREEMENT.

  Currently GPF has 1,000 shares of its Common Stock issued and outstanding, of which 500 are held by Northern Illinois and 500 are held by Premier. Those shares will be canceled automatically at the Effective Time, and new shares of GPF Common Stock will be issued in exchange for shares of Northern Illinois Common Stock and Premier Common Stock to the holders thereof. See "-- Conversion of Shares."

CONVERSION OF SHARES

  At the Effective Time, each issued and outstanding share of Northern Illinois Common Stock, other than shares with respect to which the holders have validly asserted dissenters' rights (see "DISSENTERS'

RIGHTS"), will be converted into the right to receive 4.250 shares of GPF Common Stock, and each share of Premier Common Stock will be converted into the right to receive 1.116 shares of GPF Common Stock. Holders of Northern Illinois Common Stock and Premier Common Stock will receive cash in lieu of any fraction of a share resulting from such calculation.

  Further, at the Effective Time, (i) each share of Premier Series B Preferred Stock, par value $1.00 per share, with a stated value of $1,000 per share, noncumulative as to dividends, and convertible into shares of Premier Common Stock at $9.50 per share, other than dissenting shares, will be converted into the right to receive one share of GPF Series B Preferred Stock, par value $0.01 per share, with a stated value of $1,000 per share, cumulative as to dividends, and convertible into shares of GPF Common Stock at $8.51255 per share, with terms otherwise substantially identical to the terms of the Premier Series B Preferred Stock so converted, together with any accrued, unpaid dividends through the Effective Time, and (ii) each share of Premier Series D Preferred Stock, par value $1.00 per share, with a stated value of $1,000 per share and noncumulative as to dividends, other than dissenting shares, will be converted into the right to receive one share of GPF Series C Preferred Stock, par value $0.01 per share, with a stated value of $1,000 per share and cumulative as to dividends, with terms otherwise substantially identical to the terms of the Premier Series D Preferred Stock so converted, together with any accrued, unpaid dividends through the Effective Time.

  Under the terms of the Certificate of Designations for the Premier Series A Preferred Stock, Premier has the right to redeem all of the outstanding shares of Premier Series A Preferred Stock at their stated value of $1,000 per share at any time after July 16, 1996. Premier has given written notice to the holders of the Premier Series A Preferred Stock that all of the outstanding shares of Premier Series A Preferred Stock will be redeemed on July 17, 1996.

  Pursuant to a letter agreement, dated July 16, 1993, entered into between Premier and the holders of the Premier Series B Preferred Stock and Premier Series D Preferred Stock, Premier agreed to revise the terms of such stock to provide for the payment of cumulative, rather than noncumulative, dividends at such time as all of the Premier Series B Preferred Stock and the Premier Series D Preferred Stock, if cumulative, would qualify as Tier 1 Capital under the regulations of the Federal Reserve Board. For a discussion of the Federal Reserve Board's risk-based capital requirements, see "SUPERVISION AND REGULATION--Capital Requirements of Banks and Bank Holding Companies." The GPF Series B Preferred Stock and the GPF Series C Preferred Stock to be issued upon the exchange of the Premier Series B Preferred Stock and the Premier Series D Preferred Stock, respectively, will be cumulative, rather than noncumulative, with respect to the payment of dividends since, upon consummation of the Merger, all of such cumulative GPF Series B Preferred Stock and cumulative GPF Series D Preferred Stock will qualify as Tier 1 Capital of GPF.

  Holders of shares of Northern Illinois Common Stock have dissenters' rights with respect to such shares under the IBCA, and holders of the shares of Premier Preferred Stock have dissenters' rights with respect to such shares under the DGCL. Holders of Premier Common Stock do not have dissenters' rights with respect to such shares because Premier Common Stock is listed and traded on the Nasdaq National Market. See "DISSENTERS' RIGHTS."

CONVERSION OF OPTIONS

  At the Effective Time, each option to purchase shares of Premier Common Stock that is outstanding at the Effective Time will be converted into an option to purchase shares of GPF Common Stock. The number of shares of GPF Common Stock covered by each option shall be adjusted by multiplying the number of shares of Premier Common Stock covered by the option before the Merger by 1.116, the exchange ratio applicable to the Premier Common Stock. See "THE MERGER--Conversion Of Shares." The exercise price of the outstanding options will be adjusted by dividing the exercise price applicable to each Premier option by 1.116.

  Currently, there are no outstanding options to purchase shares of Northern Illinois Common Stock.

CLOSING OF THE MERGER

  Northern Illinois and Premier must use reasonable efforts to cause the Effective Time to occur on a closing date to be agreed upon by the parties (the "Closing Date"), which must be no later than the last business day in the calendar month in which all of the following conditions have occurred (unless the date is extended by mutual agreement of the parties):

  .the Merger Agreement has been approved by the stockholders of Northern
     Illinois and Premier;

  . the shares of GPF Common Stock to be issued in the Merger have been authorized for listing on the Nasdaq National Market;

  . all required regulatory approvals have been obtained on terms and conditions reasonably satisfactory to Northern Illinois and Premier, and all related waiting periods have expired; and

  . there are no orders, injunctions, decrees, laws, regulations or other legal impediments prohibiting, materially restricting or making illegal the consummation of the Merger.

  If the Merger is not consummated on or before January 22, 1997, the Merger Agreement may be terminated by either Northern Illinois or Premier, unless the failure to consummate the Merger by such date is due to a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement. See "-- Conditions to the Consummation of the Merger; Termination of the Merger Agreement; Regulatory Approvals."

EXCHANGE OF STOCK CERTIFICATES; FRACTIONAL SHARES

  At or prior to the Effective Time, GPF will deposit with a bank, trust company, or other entity reasonably acceptable to Northern Illinois and Premier (an "Exchange Agent") certificates representing the shares of common stock and preferred stock of GPF and the cash in lieu of any fractional shares to be issued in the Merger in exchange for the outstanding shares of Northern Illinois Common Stock, Premier Common Stock and Premier Preferred Stock. The parties currently anticipate that GPF will appoint Premier Trust Services, Inc., a subsidiary of one of the Premier Banks, as Exchange Agent.

  As soon as practicable after the Effective Time and no later than 10 business days thereafter, the Exchange Agent will mail a form of transmittal letter to the holders of Northern Illinois Common Stock, Premier Common Stock and Premier Preferred Stock. The form of transmittal letter will contain instructions with respect to the surrender of certificates representing Northern Illinois Common Stock, Premier Common Stock and Premier Preferred Stock in exchange for certificates representing shares of GPF Common Stock and GPF Preferred Stock, as applicable.

  STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM OF TRANSMITTAL LETTER AND INSTRUCTIONS.

  No dividend or other distributions declared on GPF Common Stock or GPF Preferred Stock after the Effective Time will be paid to the holder of any unsurrendered certificate for shares of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock until such holder surrenders his or her certificate(s).

  When the Exchange Agent receives a surrendered certificate or certificates from a stockholder, together with the properly signed transmittal form, it will promptly issue and mail to such holder (i) a certificate or certificates representing the number of whole shares of GPF Common Stock and/or GPF Preferred Stock to which such holder is entitled, and (ii) a check for the amount of cash payable in lieu of any fractional share of GPF Common Stock (computed by multiplying $9.75 by such fraction), plus the amount, without interest, of dividends or other distributions, if any, which have previously become payable with respect to the shares of GPF Common Stock or GPF Preferred Stock so issued, and, in the case of surrendered Premier Preferred Stock, any accrued but unpaid dividends thereon.

  A certificate for GPF Common Stock or GPF Preferred Stock may be issued in a name other than the name in which the surrendered certificate is registered if
(i) the certificate surrendered is properly endorsed and accompanied by all documents required to evidence and effect the transfer to the new holder, and
(ii) the person requesting the issuance of the GPF certificate either pays to the Exchange Agent in advance any transfer or other taxes due or establishes to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

  The Exchange Agent will issue stock certificates evidencing GPF Common Stock or GPF Preferred Stock in exchange for lost, stolen, or destroyed certificates for Northern Illinois Common Stock, Premier Common Stock, or Premier Preferred Stock upon the receipt of a lost certificate affidavit and, if reasonably required by GPF, a bond indemnifying GPF for any claim that may be made against GPF arising out of the lost, stolen, or destroyed certificate(s).

  After the Effective Time, no transfers will be permitted on the stock transfer books of Northern Illinois or Premier. If, after the Effective Time, certificates representing shares of Northern Illinois Common Stock, Premier Common Stock, or Premier Preferred Stock are presented for transfer to the Exchange Agent, they will be canceled and exchanged for certificates representing GPF Common Stock, GPF Preferred Stock, and/or cash in lieu of fractional shares as provided in the Merger Agreement.

  None of GPF, Northern Illinois, Premier, the Exchange Agent or any other person will be liable to any former holder of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains representations and warranties of Northern Illinois and Premier as to, among other things (i) the corporate organization and existence of each party and its subsidiaries, (ii) the capitalization of each party and its subsidiaries, (iii) the 10% shareholders of each party,
(iv) the corporate power and authority of each party to enter into the Merger Agreement and consummate the Merger, and the compliance of the Merger Agreement with each party's charter and bylaws, applicable law, and certain material agreements, (v) the governmental and third party approvals necessary to consummate the Merger, (vi) the timely filing of required regulatory reports and the absence of any proceedings or investigations (other than normal examinations conducted in the regular course of business), or any unresolved written violations, initiated by any regulatory agency, (vii) each party's financial statements and the compliance thereof with generally accepted accounting principles, (viii) each party's filings with the Commission and the material accuracy and completeness thereof, (ix) brokers' fees owed by each party, (x) the absence of certain changes in each party's business for periods following the periods covered by the audited and unaudited financial statements of each party, (xi) the absence of legal proceedings against each party, (xii) the filing and accuracy of each party's tax returns and compliance with applicable law, (xiii) each party's employee benefit plans and the compliance thereof with applicable law, (xiv) each party's compliance with laws applicable to the conduct of its businesses, (xv) the existence of specified types of contracts and the absence of material defaults thereunder, (xvi) the absence of orders issued by, or consent agreements or memoranda of understanding or similar undertakings with, any regulatory agency, (xvii) the compliance of the regulated activities of each party and its subsidiaries with applicable regulations, (xviii) the status of each party's title to investment securities held by it, (xix) the absence of undisclosed liabilities, (xx) the absence of environmental liabilities, (xxi) the insurance policies of the parties, (xxii) the material adequacy of each party's subsidiaries' loan loss reserves, (xxiii) each party's lack of knowledge of any reason why any of the regulatory approvals necessary for the consummation of the Merger should be denied or unduly delayed, and (xxiv) "pooling-of-interests" accounting.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  The Merger will occur only if the Merger Agreement is approved by the requisite vote of the holders of Northern Illinois Common Stock and the requisite vote of the holders of Premier Common Stock. The obligations of the parties to consummate the Merger are also subject to the satisfaction (or waiver, to the extent permitted under applicable law) of the following conditions:

    (i) the shares of GPF Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance;

    (ii) the regulatory approvals necessary to consummate the Merger shall have been obtained on terms and conditions reasonably satisfactory to Northern Illinois and Premier, and all related waiting periods shall have expired;

    (iii) the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part and the registration of the GPF Common Stock under the Exchange Act shall have become effective, and no stop order suspending the effectiveness of either shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission;

    (iv) no order, injunction or decree issued by any court or agency or other legal restraint preventing consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect, and no statute, rule, regulation or other law shall have been enacted that prohibits the consummation of the Merger;

    (v) Northern Illinois and Premier shall have received an opinion from KPMG substantially to the effect that the Merger will be treated as a tax free reorganization under the Code (see "--Certain Federal Income Tax Consequences");

    (vi) Northern Illinois and Premier shall each have received a letter from their respective independent accountants to the effect that the Merger will qualify for "pooling-of-interests" accounting treatment (see "--Accounting Treatment");

    (vii) no event shall have occurred which has had a material adverse effect on the business, results of operations, financial condition, or reasonable prospects of Northern Illinois and its subsidiaries or Premier and its subsidiaries, respectively, in each case taken as a whole, and no condition (other than general economic or competitive conditions) shall have occurred that may reasonably be expected to have such a material adverse effect;

    (viii) no 10% shareholder of either party shall have acquired any additional stock in either party; and

    (ix) each party shall have received an opinion from its financial advisor that the consideration to be received in the Merger by such party's stockholders is fair, from a financial point of view, to such stockholders.

  The obligation of each of the parties to consummate the Merger is also subject to the satisfaction of certain other conditions customary in such agreements, including the absence of any material breach by the other party in the performance of its obligations under the Merger Agreement and the continued accuracy in all material respects of the representations and warranties of the other party included in the Merger Agreement.

  As of the date of this Joint Proxy Statement-Prospectus, (i) the GPF Common Stock has been approved for listing on the Nasdaq National Market, (ii) all approvals of the Federal Reserve Board necessary to consummate the Merger have been received, [(iii) the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part has become effective], (iv) Northern Illinois and Premier have received a tax opinion from KPMG substantially to the effect that the Merger will be treated as a tax-free organization under the Code, and (v) Northern Illinois and Premier have received opinions from Prairie Capital and TCC, respectively, that the consideration to be received in the Merger by their respective stockholders is fair, from a financial point of view, to such stockholders.

  No assurance can be given as to when or if all of the conditions precedent to the Merger can or will be satisfied, or waived by the party permitted to waive such conditions. If the Merger is not effected on or before January 22, 1997, the Merger Agreement may be terminated by either party, unless the failure to consummate the Merger by such date is due to a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement. See "-- Termination of the Merger Agreement."

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

  Under the Merger Agreement, prior to the Effective Time Northern Illinois and Premier have each agreed to, and to cause their respective subsidiaries to, (i) conduct their businesses in the usual, regular and ordinary course consistent with past practices, (ii) use reasonable efforts to maintain and preserve intact their business organizations, employees and advantageous business relationships, and retain key officers and employees, and (iii) take no action which would adversely affect or delay the ability of the parties to obtain necessary regulatory approvals required for the consummation of the Merger or to perform their covenants and agreements under the Merger Agreement or the Stock Option Agreements.

  Further, during the period from the date of the Merger Agreement to the Effective Time, unless otherwise permitted by the Merger Agreement or the other party consents in writing, Northern Illinois and Premier may not, and may not permit any of their subsidiaries to:

    (i) incur any indebtedness for borrowed money, assume any obligations or make any loans or advances, other than in the ordinary course of business consistent with past practices;

    (ii) make any adjustments or reclassifications to its capital stock, make, declare or pay any dividend or other distribution on or redeem or otherwise acquire any shares of its capital stock (except that (A) Northern Illinois may pay regular quarterly cash dividends on Northern Illinois Common Stock at a rate not in excess of $0.17 per share for the first three calendar quarters, and $0.29 per share for the fourth calendar quarter, (B) Premier may pay regular quarterly cash dividends on Premier Common Stock at a rate not in excess of $0.06 per share, (C) Premier may pay regular quarterly cash dividends on Premier Preferred Stock at the rates set forth in the applicable certificate of designations for such stock, (D) the subsidiaries of each of Northern Illinois and Premier may pay dividends to Northern Illinois and Premier, respectively, and (E) Premier may, after July 16, 1996, redeem all of the Premier Series A Preferred Stock in accordance with the terms and conditions of the certificate of designations for such stock), grant any stock appreciation rights or any rights to acquire shares of its capital stock (except for ordinary-course-of-business grants under Premier employee benefit plans), or issue any additional shares of capital stock except pursuant to existing options, warrants, or convertible securities;

    (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (except to a subsidiary), or cancel, release or assign any indebtedness to any person or any claims held by any such person, except in the ordinary course of business consistent with past practices or pursuant to contracts or agreements in force on the date of the Merger Agreement;

    (iv) make any material investments, except for transactions in the ordinary course of business consistent with past practices or pursuant to contracts or agreements in force on the date of the Merger Agreement;

    (v) enter into or terminate or make any change in any material contract, other than renewals of contracts without material adverse changes of terms.

    (vi) increase the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or employment agreement, other than in the ordinary course of business consistent with past practices.

    (vii) accelerate the vesting of any stock options or other stock-based compensation, except in accordance with the terms of an existing benefit plan and in a manner consistent with past practices;

    (viii) settle any claim, action or proceeding involving money damages except in the ordinary course of business consistent with past practices;

    (ix) take any action that would prevent or impede the Merger from qualifying for "pooling-of-interests" accounting treatment or as a tax-free reorganization under the Code;

    (x) amend its certificate of incorporation or articles of incorporation, as the case may be, or its bylaws;

    (xi) other than in prior consultation with the other party, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

    (xii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties contained in the Merger Agreement becoming materially untrue, or in any of the conditions to the Merger not being satisfied, or in a violation of any provision of the Merger Agreement (except as may be required by applicable law).

NASDAQ NATIONAL MARKET LISTING

  The Merger Agreement requires GPF to file an application for approval to list the shares of GPF Common Stock on the Nasdaq National Market. An application to list the shares of GPF Common Stock on the Nasdaq National Market, as a successor to the Premier Common Stock, was filed on May 24, 1996, and approval to list the shares was received on July 3, 1996. The Nasdaq Stock Market has reserved the right to reconsider its approval in the event that there is a material adverse change in Premier or Northern Illinois prior to the Effective Time or a material change in the Merger from that disclosed in this Joint Proxy Statement-Prospectus.

DIVIDENDS

  The Merger Agreement requires Northern Illinois and Premier to coordinate the declaration and payment of dividends on Northern Illinois Common Stock and Premier Common Stock so that stockholders of Northern Illinois and Premier receive a single dividend, whether from Northern Illinois and Premier before the Effective Time or from GPF thereafter, in the quarter in which the Effective Time occurs. After the Effective Time, the board of directors of GPF will evaluate the appropriateness of the payment and amount of quarterly dividends, taking into account the earnings, capital requirements, and financial condition of GPF and other factors that the board of directors deems relevant. The board of directors of GPF currently anticipates that a quarterly dividend will be paid on the GPF Common Stock. See also "SUPERVISION AND REGULATION--Bank Regulation --Restrictions on Dividends" and "--Capital Requirements of Banks and Bank Holding Companies."

COMMITMENTS WITH RESPECT TO OTHER OFFERS

  Under the Merger Agreement, Northern Illinois and Premier have agreed not to solicit, encourage or authorize any person to solicit from a third-party any inquiries or proposals relating to the disposition of its business or assets, or the acquisition of its capital stock, or the merger of it or any of its subsidiaries with any third party, or to negotiate with or entertain any proposals from any third party for any such transaction, unless (i) such conduct is pursuant to a written direction from a regulatory authority or (ii) the board of directors of either Northern Illinois or Premier receives an unsolicited offer from a third-party and reasonably believes, upon the advice of counsel, that its fiduciary duties require it to enter into discussions with such third-party. For a discussion of possible consequences of either party's taking action with respect to third-party transactions, see "CERTAIN RELATED TRANSACTIONS--Reciprocal Stock Option Agreements."

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated prior to the Effective Time, whether or not the stockholders of Northern Illinois and/or Premier have approved the Merger Agreement, in the following circumstances:

    (i) by written agreement between Northern Illinois and Premier if the board of directors of each determines to do so;

    (ii) by either the board of directors of Northern Illinois or the board of directors of Premier if regulatory approval of the Merger is not obtained, or is obtained on terms that are not reasonably acceptable to the parties, or if a final order is issued permanently enjoining the Merger;

    (iii) by either the board of directors of Northern Illinois or the board of directors of Premier if the Merger is not consummated on or before January 22, 1997, unless the failure of the Merger to be consummated by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations under the Merger Agreement;

    (iv) by either the board of directors of Northern Illinois or the board of directors of Premier (provided that the terminating party is not in material breach of the Merger Agreement) if the other party is in material breach of the Merger Agreement and does not cure such breach within 45 days following written notice thereof, or if such breach, by its nature or timing, cannot be cured prior to the Closing Date; or

    (v) by either the board of directors of Northern Illinois or the board of directors of Premier if its stockholders vote on and do not approve the Merger Agreement.

  If the Merger Agreement is terminated, it will become void and have no effect, except that each party's covenant to keep confidential information received from the other party and the agreement of the parties to share certain expenses equally will survive the termination of the Merger Agreement, and each party will remain liable to the other for any liabilities or damages arising out of the willful breach of any provision of the Merger Agreement. See "--Expenses."

WAIVER AND AMENDMENT

  Subject to applicable law, each party may waive the obligations of the other under the Merger Agreement to the extent legally permitted, provided that after approval of the Merger Agreement by the stockholders of Northern Illinois or Premier, no waiver may reduce the amount or change the form of the consideration to be delivered to the stockholders. Subject to applicable law, the parties to the Merger Agreement may amend the Merger Agreement at any time before or after approval of the Merger Agreement by the stockholders of Northern Illinois or Premier, provided that any such amendment after stockholder approval may not change the amount or the form of the consideration to be delivered to the stockholders, alter any term of the GPF Certificate, or otherwise alter any term of the Merger Agreement if such alteration would adversely affect any stockholders of Northern Illinois or Premier. All waivers and amendments must be in writing and properly signed by the parties.

EXPENSES

  The parties have agreed in the Merger Agreement that the following expenses incurred in connection with the Merger Agreement will constitute the expenses of GPF and shall be borne equally by Northern Illinois and Premier in the event that the Merger Agreement is terminated prior to the Effective Time:

    (i) all attorneys' fees incurred by the parties in connection with the preparation and negotiation of the Merger Agreement and the consummation of the Merger and the other transactions contemplated in the Merger Agreement (including attorneys' fees incurred in connection with the preparation and filing of this Joint Proxy Statement-Prospectus and other filings with the Commission, the Federal Reserve Board, and other agencies or entities);

    (ii) the costs and expenses of printing and mailing this Joint Proxy Statement-Prospectus;

    (iii) all filing and other fees paid to the Commission, the Federal Reserve Board, or any other agency in connection with the Merger and the transactions contemplated in the Merger Agreement; and

    (iv) all filing and other fees relating to the listing of the GPF Common Stock on the Nasdaq National Market.

  All other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be borne by the party incurring the expense.

REGULATORY APPROVALS

  The Merger is subject to prior approval by the Federal Reserve Board under Sections 3 and 4 of the BHCA. GPF's acquisition of control of First Bank North, an Illinois state bank, First Bank South, an Illinois state bank, and First Security Bank of Cary Grove, an Illinois state bank (the "Premier State Banks"), and Premier Trust Services, Inc., an Illinois trust company ("Premier Trust"), is also subject to the prior approval of the Illinois Commissioner of Banks and Trust Companies under Section 18 of the Illinois Banking Act and
Section 3-2 of the Illinois Corporate Fiduciary Act.

  On March 29, 1996 GPF filed with the Federal Reserve Bank of Chicago an application pursuant to Section 3(a)(1) and 3(a)(3) of the BHCA for approval to consummate the Merger and a notification pursuant to Section 4(c)(8) of the BHCA of its intent to engage in certain nonbanking activities following the Merger. As of that same date, two shareholders of Northern Illinois, Keeco, Inc., an Illinois corporation ("Keeco"), and Northland Insurance Agency, Inc., an Illinois corporation ("Northland Insurance"), both of which are affiliates of Howard A. McKee, and will be deemed to own, upon consummation of the Merger, over 5% of the outstanding voting stock of GPF, also filed applications with the Federal Reserve Bank of Chicago under Section 3(a)(3) of the BHCA for prior approval to acquire more than 5% of the outstanding voting stock of GPF upon consummation of the Merger and notifications pursuant to Section 4(c)(8) of the BHCA of their intent to engage indirectly in certain nonbanking activities through GPF and its subsidiaries. On April 1, 1996, GPF also filed with the Illinois Commissioner an application for prior approval of a change of control of the Premier State Banks and of Premier Trust.

  Federal Reserve Board Approval. By letter dated May 24, 1996, the Federal Reserve Board approved the applications filed by GPF, Keeco and Northland Insurance pursuant to Section 3(a)(1) and 3(a)(3) of the BHCA and the notifications filed by GPF, Keeco and Northland Insurance pursuant to Section 4(c)(8) of the BHCA. Under the terms of the Federal Reserve Board's letter, the Merger may be consummated any time after June 8, 1996 and must be consummated on or before August 24, 1996 (unless such period is extended by the Federal Reserve Board).

  Premier's and Northern Illinois' rights to exercise the option granted under the Northern Illinois Stock Option and the Premier Stock Option, respectively, are also subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of such options would result in Premier or Northern Illinois, as the case may be, owning more than 5% of the outstanding shares of Northern Illinois Common Stock or Premier Common Stock, respectively. See "CERTAIN RELATED TRANSACTIONS--Reciprocal Stock Options" for a description of the circumstances under which such options may become exercisable. In deciding whether or not to approve Premier's or Northern Illinois' exercise of its option, the Federal Reserve Board would generally apply the same statutory criteria that it was required to apply to its consideration of the Merger. Under Section 3 of the BHCA, the Federal Reserve Board would be required to withhold approval of an acquisition of 5% or more of the stock of Premier by Northern Illinois, or of Northern Illinois by Premier, through the exercise of the option granted to Northern Illinois or Premier, as applicable, if the Federal Reserve Board found that the acquisition of such stock would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve could not approve such an acquisition of stock through the exercise of either of the options if it found that the anti-competitive effects of such an acquisition were clearly outweighed in the public interest by the probable effect of the acquisition in meeting the convenience and needs of the communities to be served. In addition, the Federal Reserve Board would take into consideration the financial and managerial resources and future prospects of the party that sought to exercise the option and its subsidiary banks and the convenience and needs of the communities to be served.

  Commissioner Approval. In order to approve GPF's application for prior approval of a change of control of the Premier State Banks and Premier Trust, the Illinois Commissioner must be of the opinion and find that (i) the general character of the proposed management of GPF, the Premier State Banks and Premier Trust following the Merger is such as to assure reasonable promise of successful safe and sound operation, (ii) the future earnings prospects of GPF, the Premier State Banks and Premier Trust are favorable, and (iii) any prior involvement with any other financial institution, whether as stockholder, director, officer or customer, by the persons proposing to obtain control of GPF, the Premier State Banks and Premier Trust through the Merger was conducted in a safe and sound manner.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  Northern Illinois and Premier have received a favorable opinion of KPMG to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The opinion has been filed as an exhibit to the Registration Statement of which this Joint Proxy Statement-Prospectus is a part. Following is a summary of such opinion and the anticipated material federal income tax consequences of the Merger to Northern Illinois, Premier and GPF, and the stockholders of Northern Illinois and Premier. The discussion is based on current provisions of the Code, the regulations thereunder, and applicable judicial and administrative interpretations on the date hereof, any of which is subject to change at any time. It is based upon the parties' understanding of the federal income tax laws as currently interpreted and does not address issues of state or local taxation.

  Tax consequences to Northern Illinois, Premier and GPF. No gain or loss will be recognized by Northern Illinois, Premier, or GPF upon consummation of the Merger. The tax basis of Northern Illinois and Premier assets received by GPF in the Merger will be the same as the tax basis of such assets in the hands of Northern Illinois and Premier, respectively, prior to the Merger. The holding period of the Northern Illinois and Premier assets in the hands of GPF will include the period during which such assets were held by Northern Illinois and Premier, respectively. GPF will succeed to and take into account, as of the Effective Time, the items of Northern Illinois and Premier described in section 381(c) of the Code, subject to the conditions and limitations of sections 381, 382, 383 and 384 of the Code and the regulations thereunder. None of the GPF Preferred Stock to be issued in the Merger will be "Section 306 Stock" as defined in section 306(c) of the Code.

  Tax consequences to Stockholders of Northern Illinois and Premier. The summary of the anticipated material tax consequences of the Merger to the stockholders of Northern Illinois and Premier which follows is limited to those persons who hold shares of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Code. The tax consequences to any particular stockholder may be affected by matters not discussed below. For example, certain taxpayers, such as life insurance companies, tax-exempt organizations and foreign taxpayers may be subject to special rules not addressed herein.

  Receipt of GPF Common Stock or GPF Preferred Stock in Exchange for Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock. A Northern Illinois stockholder or a Premier stockholder who receives shares of GPF Common Stock in exchange for shares of Northern Illinois Common Stock or Premier Common Stock or who receives shares of GPF Preferred Stock in exchange for shares of Premier Preferred Stock will not recognize federal gain or loss upon receipt of such shares of GPF Common Stock or GPF Preferred Stock. The stockholder's tax basis in the stock received will be same as the stockholder's tax basis in the shares exchanged in the Merger and the holding period of the GPF Common Stock or GPF Preferred Stock received will include the holding period of the Northern Illinois Common Stock, the Premier Common Stock or the Premier Preferred Stock exchanged.

  Receipt of Cash in Lieu of Fractional Shares. The payment to a holder of Northern Illinois Common Stock or Premier Common Stock of cash in lieu of fractional shares of GPF Common Stock will be treated as if the fractional shares had been distributed to the stockholder as part of the exchange and then repurchased by GPF. However, because the payment of cash in lieu of fractional share interests is undertaken solely for the purposes of saving GPF the expense and inconvenience of issuing and transferring fractional shares and is not separately bargained-for consideration, these payments will be treated as having been received as distributions in full payment in exchange for the fractional shares redeemed, subject to the provisions and limitations of Section 302(a) of the Code.

  Information Reporting and Backup Withholding. Payments of cash in respect of Northern Illinois Common Stock, Premier Common Stock, and Premier Preferred Stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a payment to a Northern Illinois or Premier stockholder or other payee if such stockholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter furnished by the Exchange Agent or otherwise proves to GPF and the Exchange Agent that it is exempt from backup withholding.

NORTHERN ILLINOIS STOCKHOLDERS AND PREMIER STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND OF OWNERSHIP OF GPF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME TAX AND OTHER TAX LAWS.

RESALES OF GPF COMMON STOCK ISSUED IN THE MERGER

  The GPF Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any Northern Illinois or Premier stockholder who may be deemed to be an "affiliate" of Northern Illinois or Premier for purposes of Rule 145 under the Securities Act or of GPF for purposes of Rule 144 under the Securities Act. The definition of "affiliate" is complex and fact-specific, but generally encompasses directors, senior officers, 10% stockholders, or any other person with the power to direct the management and policies of the issuer in question.

  Stockholders who are affiliates of Northern Illinois, Premier, or GPF may not sell shares of GPF Common Stock received in the Merger except pursuant to
(i) an effective registration statement under the Securities Act, (ii) in compliance with an exemption from the registration requirements of the Securities Act, or (iii) in compliance with Rule 144 and Rule 145 promulgated under the Securities Act. Generally, those rules permit resales of stock received in a registered offering by an affiliate of Northern Illinois, Premier or GPF as long as GPF has complied with certain reporting requirements, and the selling stockholder complies with certain volume and manner of sale restrictions set forth in Rule 144 and Rule 145.

                   BOARD OF DIRECTORS AND MANAGEMENT OF GPF
                             FOLLOWING THE MERGER

BOARD OF DIRECTORS

  As of the Effective Time, the board of directors of GPF will consist of 16 persons, divided into three classes of directors serving staggered terms of three years, so that only one class is elected in any one year. The Merger Agreement provides that the board of directors of GPF will initially consist of eight Northern Illinois Representatives, including Robert W. Hinman, and eight Premier Representatives, including Richard L. Geach and David L. Murray. Such persons are to be divided as equally as possible among the three classes of directors of GPF and are to serve in such capacities until such time as their successors have been duly elected or qualified. The GPF Certificate precludes the board of directors of GPF from increasing or decreasing the number of directors prior to the annual meeting of stockholders to be held in 2003, except by amendment to the GPF Certificate.

  Under the terms of both the Merger Agreement and the GPF Certificate, prior to the annual meeting of stockholders of GPF to be held in 2003, the Northern Illinois Representatives and the Premier Representatives, respectively, will each have the right to designate (i) the persons or person to fill vacancies occurring on the board of directors of GPF as a result of the death, resignation or removal of any of the Northern Illinois Representatives or the Premier Representatives, respectively, or (ii) the person or persons to be nominated in place of each of the Northern Illinois Representatives or Premier Representatives, respectively, whose terms of office expire at each of the first three annual meetings of the stockholders of GPF. For purposes of these provisions, the terms "Northern Illinois Representatives" and "Premier Representatives" include any person or persons subsequently appointed or elected a director of GPF following their designation as nominees for director by persons then constituting Northern Illinois Representatives or Premier Representatives, respectively.

  Richard L. Geach and Robert W. Hinman currently serve as the sole directors of GPF. The Boards of Directors of Northern Illinois and Premier have designated the following persons to serve as the directors of GPF immediately upon consummation of the Merger:

NAME AND AGE             PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
- ------------             --------------------------------------------

                     DIRECTORS WHOSE TERMS EXPIRE IN 1997
                       NORTHERN ILLINOIS REPRESENTATIVES

Harry J. Bystricky (76)  President, BIWAX Corporation, a chemical manufacturer, since
                         1960. Mr. Bystricky was a director of Grand National Bank-Niles from 1995 to February, 1996 and became a director of Northern
                         Illinois in February, 1996.
Brenton J. Emerick (71)  Chairman of the board of Northern Illinois since 1988 and a director of Grand National Bank since February, 1996. Mr. Emerick was chairman of the board and a director of Grand National Bank-
                         Waukegan from 1967 to February, 1996, chairman of the
                         administration committee of Grand National Bank-Niles from 1993 to February, 1996 and a director of Grand National Bank-Niles from 1971 to February, 1996. Mr. Emerick has been a director of
                         Northern Illinois since 1971.
Robert W. Hinman (50)    President and chief executive officer of Northern Illinois since
                         1988 and president, chief executive officer and a director of
                         Grand National Bank since February, 1996. He was also a director of Grand National Bank-Crystal Lake from 1974 to February, 1996, a director of Grand National Bank-Niles from 1984 to February,
                         1996, chairman of the board of Grand National Bank-Niles from
                         1988 to 1995, a director of Grand National Bank-Crete from 1992 to February, 1996 and adirector of Grand National Bank-Waukegan from 1994 to 1996. He has been a director of Northern Illinois since 1985.

NAME AND AGE              PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
- ------------              --------------------------------------------

                            PREMIER REPRESENTATIVES

Donald E. Bitz (67)       Retired chairman of the board and chief executive
                          officer of Economy Fire and Casualty Company, an
                          insurance company. Mr. Bitz was chairman of the board
                          and chief executive officer of Economy Fire and
                          Casualty Company from 1953 until his retirement in
                          1993. He has been a director of Premier since 1979.
Edward G. Maris (60)      Private investor. Mr. Maris was a senior vice
                          president, chief financial officer, secretary and
                          treasurer of Northwestern Steel and Wire Company from
                          1986 to 1996. He has been a director of Premier since
                          1990.
Joseph C. Piland (63)     Educational consultant and retired president, Highland
                          Community College, a position which he held from 1980
                          until his retirement in 1991. Mr. Piland has been a
                          director of Premier since 1987.

                      DIRECTORS WHOSE TERMS EXPIRE IN 1998
                       NORTHERN ILLINOIS REPRESENTATIVES

Jean M. Barry (40)        Vice president of Northern Illinois since 1989 and a
                          director of Northern Illinois since 1991. She has been
                          a director of Grand National Bank since February,
                          1996. Ms. Barry was a director of Grand National Bank-
                          Niles from 1988 to February, 1996 and of Grand
                          National Bank-Crystal Lake from 1994 to February,
                          1996.
James Esposito (63)       Executive vice president and a director of Grand
                          National Bank since February, 1996. Mr. Esposito was
                          chief executive officer and director of Grand National
                          Bank-Crete from 1974 to February, 1996 and chairman of
                          the board of Grand National Bank-Crete from 1992 to
                          February, 1996. He has been a director of Northern
                          Illinois since 1987.

                            PREMIER REPRESENTATIVES

R. Gerald Fox (60)        President and chief executive officer of F.I.A.
                          Publishing Company, a publisher of financial books and
                          periodicals, since 1990. He has been a director of
                          Premier since 1993.
David L. Murray (54)      Executive vice president and chief financial officer
                          of Premier, president of Premier Operating Systems,
                          Inc., and a director of all of the Premier
                          Subsidiaries since 1970. Mr. Murray has been a
                          director of Premier since 1981.
Stephen J. Schostok (59)  Attorney and partner, DiMonte Schostok & Lizak, attorneys at law since 1994, and attorney, Laser
                          Schostok Kolman and Frank, from 1964 to 1994.

                      DIRECTORS WHOSE TERMS EXPIRE IN 1999
                       NORTHERN ILLINOIS REPRESENTATIVES

Frank J. Callero (68)     Partner, Callero and Callero LLP, certified public
                          accountants, since 1961. Mr. Callero was a director of
                          Grand National Bank-Niles from 1967 to February, 1996
                          and became a director of Northern Illinois in
                          February, 1996.
Alan J. Emerick (51)      Executive vice president of Northern Illinois since
                          1994 and a director of Grand National Bank since
                          February, 1996. Mr. Emerick was chairman of the board
                          of Grand National Bank-Niles from 1995 to February,
                          1996, chief executive officer of Grand National Bank-
                          Niles from 1991 to February, 1996, president of Grand
                          National Bank-Waukegan from 1995 until February, 1996,
                          a director of Grand National Bank-Waukegan from 1994
                          to February, 1996, and a director of Grand National
                          Bank-Crystal Lake from 1995 to February, 1996. Mr.
                          Emerick has been a director of Northern Illinois since
                          1994.

NAME AND AGE            PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS
- ------------            --------------------------------------------
Howard A. McKee (80)    Chairman of the executive committee of Northern Illinois since
                        1988 and a director of Grand National Bank since February, 1996, and chairman of the board since April, 1996. Mr. McKee was chairman of the board of Grand National Bank-Crystal Lake from
                        1974 to 1993, chairman of the executive committee of Grand
                        National Bank-Crystal Lake from 1993 to February, 1996, and a director of Grand National Bank-Crystal Lake from 1974 to
                        February, 1996. He was chairman of the board of Grand National
                        Bank-Crete from 1960 to 1992, chairman of the executive committee of Grand National Bank-Crete from 1992 to February, 1996 and a director of Grand National Bank-Crete from 1960 to February,
                        1996. He was chairman of the executive committee and a director of Grand National Bank-Niles from 1971 to February, 1996, and chairman of the executive committee and a director of Grand
                        National Bank-Waukegan from 1963 to February, 1996. Mr. McKee is also an attorney. He has been a director of Northern Illinois since 1971.

                                          PREMIER REPRESENTATIVES

Richard L. Geach (55)   Chairman of the board, president and chief executive officer of
                        Premier since 1982. He is also chairman of the board of all of the Premier Banks. He has been a director of Premier since 1978.
H. Barry Musgrove (61)  Chairman of the Board, Frantz Manufacturing Company, a
                        manufacturer of anti-friction products, since 1995 and chairman of the board and chief executive officer of Frantz Manufacturing
                        Company for more than five years prior to that date. Mr. Musgrove has been a director of Premier since 1987.

  Directors chosen from among the Northern Illinois Representatives and the Premier Representatives will be equally represented on the executive committee of the board of directors of GPF. The executive committee, to the extent provided in the resolutions of the board of directors, has the power of the board of directors with respect to the management of the business affairs of GPF, with exceptions for certain key actions (e.g., declaration of dividends, approval of a merger agreement, recommendation of the sale of substantially all of GPF's assets, and amendment of GPF's bylaws). Northern Illinois and Premier currently anticipate that Messrs. McKee, Hinman, Geach and Murray will constitute the initial members of the executive committee.

  The GPF Certificate also provides that, prior to the annual meeting of the stockholders of GPF to be held in 2003, certain actions by the GPF Board of Directors may be taken only with the affirmative vote of 66 2/3% of all of the directors of GPF at a time when there are no vacancies existing on the Board of Directors. Those actions include (i) the authorization of any amendment to the GPF Certificate or the GPF By-laws, (ii) the adoption of an agreement of merger or consolidation, the recommendation to the stockholders of the sale, lease or exchange of all or substantially all of GPF's assets, or the recommendation to the stockholders of a dissolution or liquidation of GPF, and
(iii) the original issuance of any shares of capital stock of GPF, except for the issuance of such stock pursuant to the exercise of options granted under any employee benefit plan and outstanding as of the Effective Time, the conversion of the Series B Preferred Stock or the exercise of Purchase Rights under the Rights Agreement. In the absence of such provisions in the GPF Certificate, such actions could have been taken by a simple majority vote of the Board of Directors. These provisions are intended to ensure that, for a period of approximately seven years following the Merger, significant actions affecting all of the GPF stockholders are taken only with the support of a substantial number of directors designated by both the Northern Illinois Representatives and Premier Representatives.

MANAGEMENT

  At the Effective Time, Richard L. Geach will be the chief executive officer of GPF, Robert W. Hinman will be the president and chief operating officer of GPF, and David L. Murray will be the senior executive vice president and the chief financial officer of GPF. Mr. Hinman, or such other person nominated for the office of chief executive officer by the Northern Illinois Representatives, shall immediately and without further action of the board of directors become chief executive officer of GPF on the date upon which Mr. Geach ceases to be chief executive officer of GPF, which date shall in no event be later than December 31, 1999.

  In addition, the parties have determined that Alan J. Emerick will serve as executive vice president and chief administrative officer and that William T. Theobald will serve as executive vice president and chief credit officer of GPF. Mr. Theobald, who is 46 years old, has been the chief credit officer of Northern Illinois and Grand National Bank since February 1996 and was president, Grand National Bank-Crete, from 1992 through February, 1996, when the Northern Illinois' subsidiary banks were merged. From 1990 to 1992 he served as executive vice president of American National Bank.

  It has not yet been determined which other members of Northern Illinois or Premier senior management also will become executive officers of GPF following the Merger or what such persons' responsibilities will be. From time to time prior to consummation of the Merger, further decisions may be made with respect to the management and operations of the combined company following the Merger, including the selection of executive officers of GPF.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Northern Illinois' and Premier's management and boards of directors may be deemed to have certain interests in the Merger in addition to their interests generally as stockholders of Northern Illinois or Premier, as the case may be. The boards of directors of Northern Illinois and Premier were each aware of these interests of their respective directors and officers and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Appointments as Executive Officers. Richard L. Geach, who is currently the president and chief executive officer of Premier, and David L. Murray, who is currently an executive vice president and chief financial officer of Premier, will become the chief executive officer of GPF and a senior executive vice president and chief financial officer of GPF, respectively, following the Merger. Robert W. Hinman, who is currently the president and chief executive officer of Northern Illinois, Alan J. Emerick, who is currently an executive vice president of Northern Illinois, and William T. Theobald, who is currently an executive vice president and chief credit officer of Northern Illinois will become the president and chief operating officer, an executive vice president, and an executive vice president and chief credit officer, respectively, of GPF following the Merger. GPF has not yet determined the amount of the compensation to be paid to any of its officers following the Merger. For information concerning the compensation paid in the last three years to Mr. Geach and Mr. Murray by Premier and to Mr. Hinman, Mr. Emerick and Mr. Theobald by Northern Illinois, see "CERTAIN INFORMATION CONCERNING PREMIER-- Executive Compensation" and "CERTAIN INFORMATION CONCERNING NORTHERN ILLINOIS--Executive Compensation."

  Directorships. Mr. Geach, Mr. Murray, Donald E. Bitz, R. Gerald Fox, Edward
G. Maris, H. Barry Musgrove, and Joseph C. Piland, who are currently members of the board of directors of Premier, and Mr. Hinman, Mr. Alan Emerick, Jean
M. Barry, Henry J. Bystricky, Frank J. Callero, Brenton J. Emerick, James Esposito, Robert W. Hinman, and Howard A. McKee, who are currently members of the board of directors of Northern Illinois, will become directors of GPF upon consummation of the Merger. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors." GPF has not yet fixed the amount of the compensation to be paid to members of its board of directors or officers upon consummation of the Merger. The parties anticipate, however, that non-employee directors of GPF will be compensated for their services to GPF following the Merger in an amount comparable to the amounts currently paid to non-employee directors of Premier. Non-employee directors of Premier currently receive an annual retainer fee of $10,800 and $400 per committee meeting attended. See "BUSINESS OF GPF--Compensation of Directors and Officers of GPF." Mr. Bitz, Mr. Fox, Mr. Maris, Mr. Musgrove, Mr. Piland, Mr. Bystricky and Mr. Callero will be non-employee directors of GPF.

  Indemnification and Insurance. The Merger Agreement provides that, after the Effective Time, GPF shall indemnify and hold harmless to the fullest extent permitted by law each director, officer or employee of Northern Illinois, Premier, or any of their subsidiaries against any liabilities or expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim) arising out of such person's status as a director, officer, or employee, or arising out of the Merger Agreement and the transactions contemplated therein (including the Stock Option Agreements). The Merger Agreement also provides that Northern Illinois and Premier shall use reasonable efforts to obtain directors' and officers' liability insurance coverage for the officers and directors of GPF (to the extent economically practicable), and to provide post-merger directors' and officers' liability insurance coverage for three years after the Effective Time (or the period of an applicable statute of limitations, if longer) for individuals serving as directors and officers of Northern Illinois, Premier or their subsidiaries immediately prior to the Effective Time. Based on estimates received to date, GPF anticipates that the cost of providing such coverage for the directors and officers of GPF and for the former directors and officers of Northern Illinois, Premier and their subsidiaries, will be approximately $44,000 per year. Of that amount, approximately $14,000 is attributable to the cost of providing post-Merger coverage for individuals who served as directors and officers of Northern Illinois, Premier or their subsidiaries prior to the Merger.

  Employee Benefit Plans and Agreements. The Merger Agreement provides that, unless otherwise mutually agreed, all employee benefit plans of Northern Illinois and Premier will remain in effect after the Effective Time until such time as GPF shall adopt new plans with respect to the employees of GPF and its subsidiaries. Northern Illinois and Premier have agreed to cooperate with one another in reviewing, analyzing and evaluating the employee benefit plans in effect with a view towards developing appropriate new benefit plans for GPF and have agreed, to date, to adopt a stock option plan similar to the executive stock option plan previously adopted by Premier. All of the persons who are currently executive officers or directors of Premier or Northern Illinois participate in one or more such benefit plans (other than Harry J. Bystricky and Frank J. Callero) and will be eligible to continue to participate in such plans following the Merger.

  To date, GPF has approved the adoption of a stock option plan for the benefit of its key employees that is substantially the same as the 1995 Stock Option Plan adopted by Premier. The stock option plan will become effective upon the effective date of the Merger. Mr. Geach, Mr. Murray, Mr. Hinman, Mr. Emerick, and Mr. Theobald and all management directors of GPF will be eligible to participate in the stock option plan adopted by GPF. For additional information concerning the GPF Stock Option Plan, see "BUSINESS OF GPF-- Compensation of Directors and Officers of GPF."

  Change of Control and Termination Agreements. Premier has entered into Change in Control and Termination Agreements with six of its executive officers of Premier--Mr. Geach, Mr. Murray, Steve E. Flahaven, Kenneth A. Urban, Scott Dixon and Lan Pinney--under which each such officer will be entitled to lump sum severance payment and certain other benefits in the event that such officer's employment is terminated under certain circumstances during a twelve-month period following a "change in control" as defined in the Change in Control and Termination Agreements. The Merger does not constitute a "change in control" for purposes of the Change in Control and Termination Agreements. The officers who are parties to such agreements will therefore not be entitled to severance benefits under such agreements as a result of the Merger. Following consummation of the Merger, such Change of Control and Termination Agreements will remain in effect (and GPF will assume the obligations of Premier under such agreements) until such time, if any, as they are amended or terminated by GPF. The officers who are parties to such agreements may therefore be entitled to severance payments if their employment is terminated under certain circumstances following an event, subsequent to the Merger, that constitutes a "change of control" for purposes of the agreements. For a description of the terms, conditions and amounts payable under such agreements, see "CERTAIN INFORMATION CONCERNING PREMIER--Change in Control and Termination Agreements."

  Consulting Agreement. Howard A. McKee, who is currently a director of Northern Illinois and who will become a director of GPF, has entered into a consulting agreement with Grand National Bank under which he is entitled to consulting fees of $80,000 per year. The consulting agreement will expire on February 17, 2000, unless terminated earlier upon the mutual agreement of the parties.

                         CERTAIN RELATED TRANSACTIONS

RECIPROCAL STOCK OPTION AGREEMENTS

  General. Concurrently with the execution of the Merger Agreement, Northern Illinois executed and delivered to Premier the Northern Illinois Stock Option Agreement, by which Northern Illinois granted to Premier the option to purchase up to 19.9% of the outstanding shares of Northern Illinois Common Stock upon the occurrence of certain triggering events--generally, actions or proposals involving a third-party merger with, or acquisition of the stock or assets of, Northern Illinois. At the same time, Premier executed and delivered to Northern Illinois the Premier Stock Option Agreement, by which Premier granted to Northern Illinois the option to purchase up to 19.9% of the outstanding shares of Premier Common Stock upon the occurrence of certain triggering events--generally, actions or proposals involving a third-party merger with, or acquisition of the stock or assets of, Premier. The Stock Option Agreements have substantially identical terms, except as described herein.

  The option price for Northern Illinois Common Stock under the Northern Illinois Stock Option Agreement is $30 per share. The option price for Premier Common Stock under the Premier Stock Option Agreement is $9 per share. The option prices were fixed by Premier and Northern Illinois, in consultation with TCC and Prairie Capital, at prices intended to reflect the market prices for Premier Common Stock and Northern Illinois Common Stock at the time that the Stock Option Agreements were executed. The average of the high and low sale prices for Premier Common Stock during the month of December, 1995, was $9.00, and the last sales price for Premier Common Stock on January 12, 1996, the last date on which Premier Common Stock traded prior to the date on which Premier's board of directors approved the Stock Option Agreements, was $8.50. The last sale of Northern Illinois Common Stock of which Northern Illinois' management was aware prior to the Northern Illinois board of directors' approval of the Stock Option Agreements occurred on September 12, 1995, when 207 shares of Northern Illinois Common Stock were sold at $27.625 per share.

  The reason for the Stock Option Agreements is to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreements may have the effect of discouraging third parties who might be interested in acquiring a significant interest in Northern Illinois or Premier from considering or proposing such an action.

  Triggering Events. The option granted under each Stock Option Agreement is exercisable by the grantee of the option (i.e., by Premier under the Northern Illinois Stock Option Agreement, and by Northern Illinois under the Premier Stock Option Agreement) (the "Option Grantee") if both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur before the option terminates. The Option Grantee must exercise the option within 90 days after receiving notice of a Subsequent Triggering Event.

  "Initial Triggering Event" is defined as the occurrence of any of the following events:

    (i) The issuer of the option (i.e., Northern Illinois under the Northern Illinois Option Agreement, and Premier under the Premier Option Agreement) (the "Option Issuer"), without the consent of the Option Grantee, shall have entered into an agreement with a third party to engage in an "Acquisition Transaction," or the board of directors of the Option Issuer shall have recommended to its stockholders that they approve such an Acquisition Transaction.

    . ""Acquisition Transaction" means a merger or sale of a substantial portion of the Option Issuer's assets, or the acquisition of the Option Issuer's securities representing 15% or more of the voting power of the Option Issuer.

    (ii) The Option Issuer, without the consent of the Option Grantee, shall have authorized, recommended or proposed, or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with a third party, or the board of directors of the Option Issuer shall have publicly withdrawn or modified its recommendation that its stockholders approve the Merger Agreement (or publicly announced its intention to do so).

    (iii) Any person other than an "Excluded Person" or an "Existing 15% Shareholder" shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the Option Issuer's outstanding common stock; or any Existing 15% Shareholder shall have acquired beneficial ownership or the right to acquire beneficial ownership of any shares of the Option Issuer's common stock in addition to those such Existing 15% Shareholder beneficially owned on January 22, 1996, subject to the following exception that applies only to the Northern Illinois Stock Option Agreement: if an Existing 15% Shareholder of Northern Illinois inadvertently acquires additional shares of Northern Illinois Common Stock and promptly upon notice by Premier divests itself of such shares, such inadvertent acquisition does not constitute an Initial Triggering Event. For purposes of determining whether an Initial Triggering Event described in this clause (iii) has occurred, acquisitions of shares by a person's affiliates and associates are aggregated with such person's acquisitions of shares.

    . ""Excluded Person" means GPF, the Option Grantee, any subsidiary of the Option Grantee, any employee benefit plan of the Option Issuer in place on January 22, 1996, any subsidiary of the Option Issuer acting in a fiduciary capacity in the ordinary course of business, and--only with respect to the Premier Stock Option Agreement--the trustee and beneficiaries of any blind voting trust under which certain shares of Premier Common Stock, and Premier Preferred Stock convertible into Premier Common Stock, are held.

    . ""Existing 15% Shareholder" means any person, other than an Excluded
      Person, who beneficially owned 15% or more of the Option Issuer's outstanding common stock on January 22, 1996.

    (iv) Any third party shall have made a bona fide proposal to the Option Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction or commence a tender or exchange offer, the consummation of which would result in such person acquiring beneficial ownership of securities representing 15% or more of the Option Issuer's voting power.

    (v) After an overture is made by a third party (other than an Excluded Person) to the Option Issuer or its stockholders to engage in an Acquisition Transaction, the Option Issuer shall have breached any covenant or obligation contained in the Merger Agreement, and such breach (x) would entitle the Option Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the date upon which the Option Grantee sends the Option Issuer written notice exercising the option.

    (vi) Any third party shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction, except in connection with transactions to which the Option Grantee has given its prior written consent.

  "Subsequent Triggering Event" is defined as the occurrence of any of the following events: (1) the acquisition by any person other than an Excluded Person or an Existing 15% Shareholder of beneficial ownership of 20% or more of the Option Issuer's outstanding common stock; or the acquisition by any Existing 15% Shareholder of any shares of the Option Issuer's common stock in addition to those shares owned by such Existing 15% Shareholder on January 22, 1996 (with the exception, under the Northern Illinois Stock Option Agreement, for inadvertent acquisitions described in clause (iii) in the definition of "Initial Triggering Event" above); or (2) the occurrence of an Initial Triggering Event described in clause (i) in the definition of "Initial Triggering Event" above, except that the percentage of voting power of the Option Issuer referred to in the definition of "Acquisition Transaction" shall for this purpose be 20%.

  Termination of the Option. The option under each Stock Purchase Agreement terminates upon the first to occur of the following events:

    (i) the Effective Time of the Merger;

    (ii) termination of the Merger Agreement prior to an Initial Triggering Event, other than a termination of the Merger Agreement by the Option Grantee due to a material breach of the Merger Agreement by the Option Issuer; or

    (iii) the passage of 12 months after termination of the Merger Agreement if such termination of the Merger Agreement follows an Initial Triggering Event or is a termination by the Option Grantee due to a material breach of the Merger Agreement by the Option Issuer; provided that if one or more additional Initial Triggering Events occur after the termination of the Merger Agreement, the option will not terminate under this clause (iii) until 12 months after the last occurring Initial Triggering Event, but in any event no later than 18 months after termination of the Merger Agreement.

  Registration Rights. Each Option Grantee under the Stock Option Agreements has the right, after the occurrence of a Subsequent Triggering Event that occurs prior to the termination of the option, to demand registration of the option and the underlying stock under the Securities Act. Such a demand must be made within 90 days after the Subsequent Triggering Event. Each Option Grantee is entitled to two such registrations.

  Repurchase Rights. Also, each Option Grantee has the right to demand that the Option Issuer repurchase the option and/or the underlying stock upon the consummation by the Option Issuer of certain third-party transactions, for a price derived from the per share value of the third-party transaction. The Option Issuer who has received such a demand must repurchase the option and underlying stock if, after a Subsequent Triggering Event that occurs prior to the termination of the option, the Option Issuer consummates a merger or sale of assets constituting an Acquisition Transaction with a third party, or if a third party acquires beneficial ownership of 50% or more of the outstanding shares of the Option Issuer's common stock. The price of the repurchase is derived from the per share value of the third-party transaction, or the highest known sale price of the Option Issuer's common stock for the six months preceding the demand for repurchase, whichever is higher.

  Substitute Option. The Option Grantee may elect, in the event that the Option Issuer engages in certain mergers or other fundamental transactions with a third party, to exchange the option for a substitute option to purchase shares of either (1) the surviving corporation in such a merger or other transaction, or (2) the person or entity that controls such surviving corporation. The substitute option must have substantially the same terms as those provided in the Stock Option Agreement.

  The Option Grantee may demand that the issuer of the substitute option repurchase the substitute option and/or the stock underlying the substitute option. The repurchase price shall be a price derived from the highest closing price for the shares of stock underlying the substitute option for the six-month period preceding the date of such demand, plus the Option Grantee's reasonable out-of-pocket expenses.

  Assignment of the Stock Option Agreements. The Stock Option Agreements are generally not transferrable by either the Option Issuer or the Option Grantee without the consent of the other. However, the Option Grantee may assign its interest in the Stock Option Agreement within 90 days following a Subsequent Triggering Event that occurs prior to the termination of the option, subject to restrictions on the plan of distribution of such interest specified in the Stock Option Agreements.

  Regulatory Approvals. The exercise of the rights and performance of the obligations of the Option Grantee and the Option Issuer under the Stock Option Agreements are subject to receipt of any required regulatory approvals (and the various 90-day deadlines will be extended, if necessary, to obtain such approvals), and both parties are bound under the Stock Option Agreements to use their best efforts to obtain such approvals.

                              DISSENTERS' RIGHTS

NORTHERN ILLINOIS STOCKHOLDERS

  Holders of Northern Illinois Common Stock who do not vote in favor of the Merger Agreement and who follow certain procedures, described below, will have the right to dissent from the Merger and to demand and obtain payment of the "fair value" of their shares in cash in the event that the Merger is consummated. The proceedings resulting from such a demand may result in a determination of "fair value" equal to, less than or greater than the consideration to be received under the Merger Agreement.

  The following is a summary of Section 11.65 and Section 11.70 of the IBCA, which specify the procedures that must be followed by any Northern Illinois stockholder who wishes to demand payment for the "fair value" of his or her shares in the event that the Merger is consummated. Such provisions of the IBCA are set forth in their entirety in Appendix B attached to this Joint Proxy Statement-Prospectus, and this summary is qualified by reference to the exact provisions set forth in Appendix B and to any amendments to Section
11.65 and Section 11.70 as may be adopted after the date of this joint Proxy Statement-Prospectus. The provisions for demanding payment are complex and must be complied with precisely. Any Northern Illinois stockholder intending to dissent from the proposed Merger should review carefully the text of
Section 11.65 and Section 11.70 and is advised to consult legal counsel.

  A Northern Illinois stockholder may assert his or her dissenters' rights only if (i) the Northern Illinois stockholder delivers to Northern Illinois, before the vote is taken to approve the Merger, a written demand for payment for his or her shares in the event the Merger is consummated, and (ii) the Northern Illinois stockholder does not vote in favor of the Merger Agreement. If a Northern Illinois stockholder votes in favor of the Merger Agreement, he or she will not be entitled to dissent and demand payment for his or her shares. If a Northern Illinois stockholder votes against the Merger Agreement or abstains from voting on the Merger Agreement, such stockholder will not have waived his or her dissenters' rights. However, if a Northern Illinois stockholder returns a signed proxy but does not mark the proxy to indicate a vote against, or an abstention from voting for, the adoption of the Merger Agreement, and such proxy is not properly revoked, the proxy will be voted for the adoption of the Merger Agreement. Such action or an affirmative vote for the adoption of the Merger Agreement will have the effect of waiving such holder's dissenters' rights and will nullify any written demand for payment submitted by such holder. Merely voting against the Merger Agreement will not satisfy the requirement that a written demand for payment be delivered before the vote is taken.

  A written demand for payment by a Northern Illinois stockholder should be sent to NORTHERN ILLINOIS FINANCIAL CORPORATION, 486 WEST LIBERTY STREET, WAUCONDA, ILLINOIS 60084-2489, ATTENTION: DAVID E. ALBRIGHT, SECRETARY.

  Within the later of (i) 10 days after the Effective Time or (ii) 30 days after a stockholder delivers his or her written demand for payment, GPF, as the surviving corporation in the Merger, will send to each Northern Illinois stockholder who has delivered such a written demand (a "dissenting stockholder") a statement setting forth its opinion as to the estimated fair value of the dissenting stockholder's shares (a "statement of value"), together with its balance sheet and income statement as of its most recent fiscal year end and its latest interim financial statements. The statement of value will contain a commitment to pay for the shares of the dissenting stockholder at the estimated fair value upon transmittal to the corporation of stock certificate(s) or other evidence of such stockholder's ownership of such shares.

  Upon consummation of the Merger, GPF will pay to each dissenting stockholder who transmits certificate(s) or other evidence of ownership of the shares the amount GPF, as the surviving corporation, estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

  If the dissenting stockholder does not agree with GPF's opinion as to the estimated fair value of the shares or the amount of interest due, the dissenting stockholder must, within 30 days from GPF's delivery of the statement of value to the dissenting stockholder, notify GPF in writing of the dissenting stockholder's estimated fair value and amount of interest due (a "notification of value") and demand payment for the difference between (i) the dissenting stockholder's estimated fair value and interest due and (ii) the amount of the payment made by GPF, as reflected in its statement of value.

  If GPF and the dissenting stockholder are unable to agree in writing on the value of the shares and interest due within 60 days from delivery to GPF of the stockholder's notification of value, GPF shall either pay the difference in value and interest demanded by the dissenting stockholder or file a petition in the appropriate circuit court requesting the court to determine the fair value of the shares and interest due. In the latter event, the court shall determine the fair value of the shares. GPF shall make all dissenting stockholders whose demands remain unsettled, whether or not residents of Illinois, parties to the proceeding as an action against their shares and shall serve all parties with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law. Failure of GPF to commence an action pursuant to this paragraph shall not limit or affect the right of dissenting stockholders to otherwise commence an action as permitted by law.

  Each dissenting stockholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest from the Effective Time, exceeds the amount paid by GPF.

  The court, in such an appraisal proceeding, shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers, if any, appointed by the court, but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which GPF estimated to be the fair value of the shares, or if no estimate was made by GPF, then all or any part of the costs may be assessed against GPF. If the amount which any dissenting stockholder estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenting stockholder. The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable, as follows:

    (1) against GPF and in favor of any or all dissenting stockholders if the court finds that GPF, as the surviving corporation, did not substantially comply with the requirements set forth above; and

    (2) against either GPF or a dissenting stockholder and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided hereby.

  If the court finds that the services of counsel for any dissenting stockholder were of substantial benefit to other dissenting stockholders similarly situated and that the fees for those services should not be assessed against GPF, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenting stockholders who are benefitted.

  A record owner of Northern Illinois Common Stock may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies Northern Illinois in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which the dissent is made and the other shares were recorded in the names of different stockholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to Northern Illinois the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

  As used in the preceding paragraphs, "fair value," with respect to dissenting stockholder's shares, means the value of the shares immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the proposed Merger, unless exclusion would be inequitable, and "interest" means interest from the Effective Time until the date of payment, at the average rate currently paid by Northern Illinois on its principal bank loans, or, if none, at a rate that is fair and equitable under all the circumstances.

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

HOLDERS OF PREMIER PREFERRED STOCK

  Under Section 262 of the DGCL ("Section 262"), if the Merger is consummated, holders of record of shares of Premier Preferred Stock with respect to which appraisal rights have been perfected and not withdrawn or lost will be entitled, by complying with the provisions of Section 262, to have the "fair value" of their shares of Premier Preferred Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them. HOLDERS OF PREMIER COMMON STOCK DO NOT HAVE DISSENTERS' RIGHTS UNDER APPLICABLE LAW.

  The following summary of Section 262 sets forth the procedures by which a holder of Premier Preferred Stock may dissent from the Merger and demand statutory appraisal rights. The following summary does not purport to be a complete statement of the provisions of Section 262 and is qualified in its entirety by reference to Section 262, a copy of which is attached hereto as Appendix C, and to any amendments to Section 262 as may be adopted after the date of this Joint Proxy Statement-Prospectus. The provisions for demanding appraisal are complex and must be complied with precisely. Any holder of Premier Preferred Stock intending to dissent from the proposed Merger should review carefully the text of Section 262 and is also advised to consult legal counsel.

  Holders of record of Premier Preferred Stock who desire to exercise their appraisal rights must satisfy all of the following conditions. Such holders of record must hold such shares of record on the date the written demand for appraisal is made, must continue to hold such shares until the Effective Time, and must otherwise comply with the provisions of Section 262. A written demand for appraisal of shares of Premier Preferred Stock must be delivered to the secretary of Premier before the vote is taken to approve the Merger Agreement.

  A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificate representing such stockholder's shares of Premier Preferred Stock. If such shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Premier Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all owners. An authorized agent, including an agent for two or more joint or common owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner or owners.

  A record owner who holds Premier Preferred Stock as a nominee for others may exercise his or her right of appraisal with respect to such shares held for all or less than all beneficial owners of shares as to which he or she is the record owner. In such case, the written demand must set forth the number of shares of Premier Preferred Stock covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Premier Preferred Stock outstanding in the name of such record owner. Holders of Premier Preferred Stock who hold shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  A holder of Premier Preferred Stock who elects to exercise appraisal rights should mail or deliver his or her written demand to SCOTT DIXON, SECRETARY, PREMIER FINANCIAL SERVICES, INC., 27 WEST MAIN STREET, SUITE 101, FREEPORT ILLINOIS, 61032. The written demand for appraisal should specify the stockholder's name and mailing address and the number of shares of Premier Preferred Stock covered by the demand and should state that the stockholder is thereby demanding appraisal of such shares.

  Within 10 days after the Effective Time, GPF, as the surviving corporation, must provide notice of the date that the Merger has become effective to all holders of Premier Preferred Stock who timely have complied with Section 262.

  Within 120 days after the Effective Time GPF, as the surviving corporation, or any holder of shares of Premier Preferred Stock who has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery (the "Chancery Court") demanding a determination of the fair value of the shares

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

of Premier Preferred Stock held by all stockholders entitled to appraisal. Inasmuch as GPF has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of GPF), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration provided in the Merger Agreement.

  If a petition for appraisal is duly filed by a holder of Premier Preferred Stock and a copy thereof is delivered to GPF, GPF will then be obligated within 20 days to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders, the Chancery Court is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Chancery Court may require the stockholders who demanded payment for their shares to submit their stock certificates to the office of the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

  If a petition for appraisal is timely filed, after determining which stockholders are entitled to appraisal rights, the Chancery Court will appraise the shares of Premier Preferred Stock, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the value is so determined, the Chancery Court will direct the payment by GPF of such value, together with a fair rate of interest thereon if the Chancery Court so determines, to the stockholders entitled to receive the same. Stockholders considering seeking appraisal should be aware that the fair value of their shares of Premier Preferred Stock as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the terms of the Merger Agreement if they did not seek appraisal of their shares.

  In determining fair value, the Chancery Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making such determination of fair value, the court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which cast light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

  The cost of the appraisal proceeding may be determined by the Chancery Court and taxed against the parties as the court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Premier Preferred Stock entitled to appraisal.

  Any holder of Premier Preferred Stock who has duly demanded appraisal in compliance with Section 262 and has not subsequently withdrawn such demand will not, after the Effective Time, be entitled to vote for any purpose the shares of Premier Preferred Stock subject to such demand or to receive payment of dividends or other distributions on such shares.

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

                       DESCRIPTION OF GPF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of GPF consists of 1,000 shares of common stock, all of which are issued and outstanding, and of which 500 are currently owned by Northern Illinois and 500 are owned by Premier. Prior to the Effective Time, the certificate of incorporation of GPF will be amended and restated by the board of directors of GPF and by Northern Illinois and Premier, as the sole stockholders of GPF so that, as of the Effective Time, it will be substantially in the form of Appendix F (the "GPF Certificate"). The GPF Certificate provides that the authorized capital stock of GPF will consist of 2,000,000 shares of GPF Preferred Stock and 30,000,000 shares of GPF Common Stock.

  Based on the number of shares of Northern Illinois Common Stock and Premier Common Stock outstanding as of the Record Date, approximately 19,923,653 shares of GPF Common Stock will be issued in the Merger, of which 12,566,332 shares will be issued to the stockholders of Northern Illinois and 7,357,321 will be issued to the stockholders of Premier. (In addition, options to purchase an additional 379,221 shares of GPF Common Stock will be issued in the Merger in exchange for options to purchase Premier Common Stock, and shares of GPF Series B Preferred Stock convertible into 851,683 shares of GPF Common Stock will be issued in the Merger in exchange for shares of Premier Series B Preferred Stock.) Based on the number of shareholders of record of Northern Illinois and Premier as of the Record Date, GPF is expected to have approximately 1,276 holders of record of GPF Common Stock upon consummation of the Merger. A total of 9,250 shares of GPF Preferred Stock will be issued in the Merger, consisting of 7,250 shares of GPF Series B Preferred Stock and 2,000 shares of GPF Series C Preferred Stock.

GPF COMMON STOCK

  Dividend Rights. The holders of GPF Common Stock are entitled to receive, to the extent permitted by law and subject to the preferential rights of any outstanding GPF Preferred Stock, such dividends as may be declared from time to time by the board of directors of GPF. As of the Effective Time, the GPF Series B Preferred Stock and the GPF Series C Preferred Stock each will have dividend rights superior to those of the GPF Common Stock, and no dividends may be paid on the GPF Common Stock until full cumulative dividends with respect to the GPF Series B Preferred Stock and the GPF Series C Preferred Stock have been paid, or declared and funds sufficient for the payment thereof have been set aside. For a description of certain regulatory restrictions affecting the ability of GPF to pay dividends, see "SUPERVISION AND REGULATION--Bank Regulation--Restrictions on Dividends."

  Liquidation Rights. Upon the liquidation of GPF, after distribution in full of the preferential amounts to be distributed to the holders of shares of GPF Preferred Stock, if any, outstanding as of the liquidation date and satisfaction of GPF's liabilities (or adequate provision therefor), holders of GPF Common Stock are entitled to receive all the remaining assets of the corporation ratably in proportion to the number of shares of GPF Common Stock held by them. Distributions to the holders of GPF Common Stock upon liquidation may be in kind or in cash or in stock or obligations of any other corporation, trust or other entity, or in any combination thereof.

  Voting Rights. Each holder of record of GPF Common Stock is entitled to one vote for each share of GPF Common Stock held by such holder on all matters properly voted upon by stockholders. The GPF Certificate does not provide for cumulative voting for the election of directors and, as a result, in the election of directors, as in all other matters, each holder of GPF Common Stock has one vote for each share of stock held of record by such holder.

  Classified Board of Directors. The GPF Certificate provides that the board of directors of GPF is to be divided into three classes with staggered terms so that the initial terms of the directors of GPF will expire at either the 1997, 1998 or 1999 annual meeting of stockholders of the Company. Starting with the 1997 annual meeting, one class of directors will be elected at each annual meeting to serve a three-year term. For a description of certain transitional provisions in effect with respect to the nomination of directors through 1999, see "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors."

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

  No Preemptive Rights. Holders of GPF Common Stock do not have the right to subscribe to any additional securities which may be issued by GPF.

  Preferred Stock Purchase Rights. Each share of GPF Common Stock issued in the Merger will be accompanied by a Purchase Right, as more fully described below. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Rights Agreement."

GPF PREFERRED STOCK

  The GPF Certificate establishes three series of GPF Preferred Stock consisting of 7,250 shares of GPF Series B Preferred Stock, 2,000 shares of GPF Series C Preferred Stock, and 300,000 shares, subject to increase or decrease as hereinafter described, of Series I Junior Participating Preferred Stock (the "GPF Junior Preferred Stock"). The GPF Certificate also authorizes the board of directors of GPF to issue, from time to time, up to 1,690,750 additional shares of GPF Preferred Stock in one or more series having such designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions as may be fixed in resolutions adopted by the board of directors providing for the issuance of such series.

  GPF Series B Preferred Stock. At the Effective Time, each share of the Premier Series B Preferred Stock (of which 7,250 shares are outstanding) will be converted into the right to receive one share of GPF Series B Preferred Stock having substantially identical terms. Unlike the Premier Series B Preferred Stock, however, the GPF Series B Preferred Stock will be cumulative rather than noncumulative as to dividends pursuant to the terms and conditions of an agreement entered into with the holders of the Premier Series B Preferred Stock at the time of its issuance. See "THE MERGER--Conversion of Shares." The terms of the GPF Series B Preferred Stock are as follows:

  . Stated Value. GPF Series B Preferred Stock has a stated value of $1,000 per share.

  . Dividend Rate. Dividends are payable quarterly at the annual rate of eight percent (8%), based on the stated value of GPF Series B Preferred Stock.

  . Cumulative Dividends. The obligation to pay dividends on the GPF Series B
    Preferred Stock will be cumulative from the Effective Time.

  . Ranking as to Dividends. GPF Series B Preferred Stock is senior as to dividends to the GPF Series C Preferred Stock, GPF Junior Preferred Stock and GPF Common Stock. With certain exceptions, no dividends may be paid or declared on stock ranking junior as to dividends to the GPF Series B Preferred Stock, nor may GPF redeem or otherwise acquire any stock ranking junior to or an a parity with, as to dividends, the GPF Series B Preferred Stock, unless GPF has paid, or declared and set apart for payment, all dividends theretofore owing on the GPF Series B Preferred Stock; and no dividends may be paid on any stock ranking on a parity as to dividends with the GPF Series B Preferred Stock unless a like proportion of dividends, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid, or declared and set apart for payment on the GPF Series B Preferred Stock.

  . Not Redeemable. The GPF Series B Preferred Stock is not redeemable, at the option of either GPF or the holder.

  . Conversion Rights. The GPF Series B Preferred Stock is convertible, at the option of the holder thereof, into shares of GPF Common Stock as follows. Each share of the GPF Series B Preferred Stock will be credited at its stated value and will be convertible into GPF Common Stock at a price of $8.51255 per share of GPF Common Stock, subject to anti-dilution adjustments applicable in the case of

    --the payment of a dividend in shares of GPF Common Stock or a split or combination of the GPF Common Stock,

    --the issuance of rights or warrants to purchase GPF Common Stock at a price per share less than the then-current market price per share (except that the distribution of separate certificates representing rights to purchase GPF Common Stock (such as the Purchase Rights) subsequent to the initial distribution of such rights shall be deemed to be the distribution of such rights for purposes of the anti-dilution adjustment),

    --the distribution to any holder of GPF's securities of evidences of indebtedness or assets (including securities, but excluding dividends paid in shares of GPF Common Stock, the rights or warrants referred to above, and any dividend or distribution paid in cash out of the surplus of GPF), or

    --a reclassification of the GPF Common Stock into securities other than GPF Common Stock.

  In the event that GPF engages in a merger, consolidation or share exchange with another corporation (other than a merger, consolidation or share exchange in which GPF is the surviving corporation and each share of GPF Common Stock outstanding immediately prior to such transaction is to remain outstanding immediately after such transaction) or sells all or substantially all of its assets to any other corporation, lawful provision must be made as part of the terms of such transaction whereby the holders of GPF Series B Preferred Stock shall receive upon conversion thereof, in lieu of each share of GPF Common Stock which would have been issuable upon conversion of such stock if converted immediately prior to the consummation of such transaction, the same kind and amount of stock or other consideration as may be issuable or distributable in connection with such transaction with respect to each share of GPF Common Stock outstanding at the effective time of such transaction, subject to subsequent anti-dilution adjustments.

  Any shares of the GPF Series B Preferred Stock that are converted into shares of GPF Common Stock, or that GPF otherwise acquires, will be retired and shall revert to authorized but unissued shares of GPF Preferred Stock. The GPF Series B Preferred Stock will not be convertible into GPF Common Stock without the prior approval of the Federal Reserve Board.

  . Rights upon Liquidation. The GPF Series B Preferred Stock ranks on a parity with the GPF Series C Preferred Stock and senior to the GPF Junior Preferred Stock and the GPF Common Stock as to rights upon liquidation. In the event of a liquidation of GPF, the holders of the GPF Series B Preferred Stock will be entitled to receive, after payment in full of all amounts owing to holders of all stock ranking senior upon liquidation to the GPF Series B Preferred Stock, an amount equal to the stated value of the GPF Series B Preferred Stock, plus all accrued and unpaid dividends. Until this amount is paid, or set apart for payment, to the holders of the GPF Series B Preferred Stock, no liquidating distribution shall be made to the holders of shares ranking junior to, or on a parity with, the GPF Series B Preferred Stock as to rights upon liquidation. If upon liquidation the assets of GPF are insufficient to make payment in full of the above-described amount to the holders of the GPF Series B Preferred Stock and the holders of all stock which ranks on a parity with the GPF Series B Preferred Stock as to rights upon liquidation, payment of liquidating distributions shall be made ratably to the holders of the GPF Series B Preferred Stock and such other stock in accordance with the respective liquidation values of the stock held by such holders.

  . Business Combinations. GPF may not effect a merger, consolidation, share exchange or similar transaction unless, following such transaction, either the GPF Series B Preferred Stock will remain outstanding, or provision shall have been made for the issuance to the holders of the Series B Preferred Stock of another series of preferred stock with powers, preferences and special rights substantially identical to those of the Series B Preferred Stock.

  . Voting Rights. The holders of GPF Series B Preferred Stock do not have voting rights, except as provided under the DGCL. GPF also may not issue any securities ranking, as to dividends or rights upon liquidation, senior to or on a parity with the GPF Series B Preferred Stock without the prior approval of the holders of a majority of the shares of GPF Series B Preferred Stock.

  GPF Series C Preferred Stock. At the Effective Time, each share of Premier Series D Preferred Stock (of which 2,000 shares are outstanding) will be converted into the right to receive a share of GPF Series C Preferred

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

Stock having substantially identical terms. Unlike the Premier Series C Preferred Stock, however, the GPF Series C Preferred Stock will be cumulative rather than noncumulative as to dividends pursuant to the terms and conditions of an agreement entered into with the holders of the Premier Series D Preferred Stock at the time of its issuance. See "THE MERGER--Conversion of Shares." The terms of the GPF Series C Preferred Stock are as follows:

  .Stated Value. GPF Series C Preferred Stock has a stated value of $1,000 per share.

  . Dividend Rate. Dividends are payable quarterly at the annual rate of eight percent (8%), based on the stated value of GPF Series C Preferred Stock.

  . Cumulative Dividends. The dividends on the GPF Series C Preferred Stock will be cumulative from the Effective Time.

  . Ranking as to Dividends. GPF Series C Preferred Stock is junior as to dividends to the GPF Series B Preferred Stock and senior as to dividends to the GPF Junior Preferred Stock and GPF Common Stock. With certain exceptions, no dividends may be paid or declared on stock ranking junior as to dividends to the GPF Series C Preferred Stock, nor may GPF redeem or otherwise acquire any stock ranking junior to or on a parity with, as to dividends, the GPF Series C Preferred Stock, unless GPF has paid, or declared and set apart for payment, all dividends theretofore owing on the GPF Series C Preferred Stock; and no dividends may be paid on any stock ranking on a parity as to dividends with the GPF Series C Preferred Stock unless a like proportion of dividends, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid, or declared and set apart for payment on the GPF Series C Preferred Stock.

  . Not Redeemable. The GPF Series C Preferred Stock is not redeemable, at the option of either GPF or the holder.

  . Rights upon Liquidation. The GPF Series C Preferred Stock ranks on a parity with the GPF Series B Preferred Stock and senior to the GPF Junior Preferred Stock and the GPF Common Stock as to rights upon liquidation. In the event of a liquidation of GPF, the holders of the GPF Series C Preferred Stock will be entitled to receive, after payment in full of all amounts owing to holders of all stock ranking senior upon liquidation to the GPF Series C Preferred Stock, an amount equal to the stated value of the GPF Series C Preferred Stock, plus all accrued and unpaid dividends. Until this amount is paid, or set apart for payment, to the holders of the GPF Series C Preferred Stock, no liquidating distribution shall be made to the holders of shares ranking junior to, or on a parity with, the GPF Series C Preferred Stock as to rights upon liquidation. If upon liquidation the assets of GPF are insufficient to make payment in full of the above-described amount to the holders of the GPF Series C Preferred Stock and the holders of all stock which ranks on a parity with the GPF Series C Preferred Stock as to rights upon liquidation, payment of liquidating distributions shall be made ratably to the holders of GPF Series C Preferred Stock and such other stock in accordance with the respective liquidation values of the stock held by such holders.

  . Change of Control. In the event of a change of control of GPF that is not approved by the holders of a majority of the outstanding shares of the GPF Series C Preferred Stock, and upon the approval of the holders of a majority of the outstanding shares of GPF Series C Preferred Stock, the GPF Series C Preferred Stock will be converted into the right to receive a cash payment equal to the value of the consideration paid in connection with the change of control for such whole number of shares of GPF Common Stock into which the shares of GPF Series C Preferred Stock would be convertible if they had the conversion rights of the GPF Series B Preferred Stock, plus any cash in lieu of fractional shares payable upon such a conversion. A "change of control" is defined as any merger, consolidation, share exchange or similar transaction with, or a tender offer by, another party after which such other party or its affiliates would hold more than 50% of the voting power of the stock of GPF entitled to vote in the election of directors.

   Any of the shares of the GPF Series C Preferred Stock that are converted into cash upon a change of control, or that GPF otherwise acquires, will be retired and shall revert to authorized but unissued shares of GPF Preferred Stock.

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

  . Business Combinations. GPF may not effect a merger, consolidation, share exchange or similar transaction unless, following such transaction, (i) the GPF Series C Preferred Stock will remain outstanding, (ii) provision shall have been made for the issuance to the holders of the Series C Preferred Stock of another series of preferred stock with powers, preferences and special rights substantially identical to those of the Series C Preferred Stock, or (iii) the holders of a majority of the outstanding shares of the GPF Series C Preferred Stock shall have approved the conversion of the outstanding shares of the GPF Series C Preferred Stock into the right to receive a cash payment in the event of a change of control.

  . Voting Rights. The holders of GPF Series C Preferred Stock do not have voting rights, except as provided under the DGCL and as described above relating to a change of control. GPF also may not issue any securities ranking, as to dividends or rights upon liquidation, senior to or on a parity with the GPF Series C Preferred Stock without the prior approval of the holders of a majority of the shares of GPF Series C Preferred Stock.

  GPF Junior Preferred Stock. Shares of the GPF Junior Preferred Stock will be issued only upon the exercise of the Purchase Rights issued under the Rights Agreement. Such Purchase Rights are exercisable only upon the occurrence of triggering events relating to the acquisition by a stockholder or group (with certain exceptions) of 15% or more of the voting stock of GPF. For a description of such stock, see "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Rights Agreement."

  Undesignated Preferred Stock. Except for those of the GPF Series B Preferred Stock, the GPF Series C Preferred Stock and the GPF Junior Preferred Stock, the designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of GPF Preferred Stock are not stated in the GPF Certificate, but will be fixed by the board of directors in resolutions providing for the issuance of GPF Preferred Stock in the future (when and if any shares thereof are issued). Thus, for example, the board of directors of GPF may provide for the issuance of GPF Preferred Stock with dividend or liquidation rights superior to those of the GPF Common Stock, and such issuance need not be approved by holders of the GPF Common Stock. Prior to the annual meeting of stockholders to be held in 2003, however, any original issuance of shares of any class of the capital stock of GPF, other than shares of GPF Junior Preferred Stock issued upon exercise of the Purchase Rights, will require the approval of not less than 66 2/3% of all the directors of GPF at a time when there are no vacancies existing on the board of directors.

TRANSFER AGENT

  GPF intends to appoint Premier Trust Services, Inc., an Illinois trust company and a wholly-owned subsidiary of First Bank North, to act as registrar, transfer agent and dividend paying agent for the GPF Common Stock and the GPF Preferred Stock and as conversion agent for the GPF Series B Preferred Stock.

            POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT

GENERAL

  The GPF Certificate and the GPF Bylaws contain several provisions that may render more difficult the acquisition of control of GPF by means of a tender offer, an open market purchase, a proxy fight or otherwise. The Rights Agreement could also have such an antitakeover effect. These provisions and the Rights Agreement are designed to ensure that GPF's board of directors will have a sufficient opportunity to review any unsolicited offer to acquire GPF, to explore appropriate alternatives and to act in what it believes is the best interests of GPF's stockholders. The GPF Certificate and GPF Bylaws also contain provisions designed to prevent substantial holders of GPF Common Stock from using their voting power to make changes in the board of directors or corporate structure or for any other purposes, without extensive and broad-based support among other holders of the GPF Common Stock.

  These provisions and the Rights Agreement, individually and collectively, are also likely to have a significant deterrent effect on acquisitions or changes of control not approved by the board of directors of GPF. Such provisions and the Rights Agreement will make more difficult, and as a result may discourage, a merger or tender offer not approved by GPF's board of directors or a proxy fight, even if individual stockholders believe that such a transaction or occurrence is in their best interests. They may also delay or frustrate the assumption of control by a holder of a large block of the GPF Common Stock and the removal of incumbent management, even if individual stockholders believe such removal would be beneficial to stockholders. By discouraging takeover attempts, these provisions and the Rights Agreement may have the incidental effect of inhibiting certain changes in management (some or all of the members of which might be replaced in the course of a change of control) and also the temporary fluctuations in the market price of stock which often result from actual or rumored takeover attempts.

  The following is a description of such provisions in the GPF Certificate and the GPF Bylaws and of the Rights Agreement. The description is intended only as a summary and is qualified in its entirety by reference to the form of the GPF Certificate, included as Appendix F to this Joint Proxy Statement-Prospectus, and by reference to the GPF Bylaws and the Rights Agreement, the form of each of which has been filed as an exhibit to the Registration Statement.

CLASSIFIED BOARD OF DIRECTORS

  Under the GPF Certificate, the directors of GPF are divided into three classes serving staggered terms. The initial term of office of the Class I directors (numbering five directors) will expire at the 1997 annual meeting of stockholders, the initial term of the Class II directors (numbering five directors) will expire at the 1998 annual meeting of stockholders, and the initial term of the Class III directors (numbering six directors) will expire at the annual meeting of stockholders to be held in 1999. Beginning with the 1997 annual meeting of stockholders, one class of directors will be elected each year for a three-year term. Newly created directorships will be allocated among the classes of directors so that each class of directors shall consist, as nearly as possible, of one third of the total number of directors. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors" for information concerning the composition of the initial board of directors of GPF and for a description of certain provisions of the GPF Certificate governing the designation of nominees to the board of directors prior to 1999.

  GPF, Northern Illinois and Premier believe that the classification of the board of directors should promote continuity and stability of the board of directors of GPF and of GPF's business strategies and policies because generally a majority of the directors at any given time will have had prior experience as directors of GPF. Such classification will have the effect, however, of making it more difficult for stockholders to change the composition of the board of directors of GPF in a relatively short time period, since at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the board of directors.

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

NUMBER OF DIRECTORS; REMOVAL; FILLING OF VACANCIES

  The GPF Certificate provides that, until the 1999 annual meeting of stockholders of GPF, the number of directors will be fixed at 16 and may be changed only by amendment to the GPF Certificate. Thereafter, the number of directors is to be not less than 10 nor more than 20, with the exact number to be fixed from time by resolution adopted by the affirmative vote of more than 50% of the directors that GPF would have at the time if there were no vacancies existing on its board of directors. The term of any incumbent director cannot be shortened by decreasing the number of directors on the board of directors.

  Prior to the 1999 annual meeting of stockholders of GPF, the Northern Illinois Representatives and the Premier Representatives, respectively, will each have the right to designate (i) the persons or person to fill vacancies occurring on the board of directors of GPF as a result of the death, resignation or removal of any of the Northern Illinois Representatives or the Premier Representatives, respectively, or (ii) the person or persons to be nominated in place of each of the Northern Illinois Representatives or Premier Representatives, respectively, whose terms of office expire at each of the first three annual meetings of the stockholders of GPF. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--The Board of Directors." Thereafter, newly created directorships and vacancies are to be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director.

  Moreover, the GPF Certificate provides that a director, or the entire board of directors, may be removed from office only for cause and by the affirmative vote of 80% of the outstanding shares of all classes of stock of GPF generally entitled to vote in the election of directors, voting together as one class. This provision, when coupled with the provision authorizing only the board of directors to fill vacancies, will preclude stockholders from removing incumbent directors without cause and filling the vacancies created by such removal with their own nominees.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

  The GPF Certificate prohibits stockholder action by written consent and requires that stockholder action be taken only at a duly called meeting of stockholders. Under the GPF Certificate, special meetings of the stockholders may be called only by a majority of the board of directors, upon not less than 10 nor more than 60 days' written notice. Moreover, the business to be conducted at a special meeting is limited to the business specified in GPF's notice of meeting. Such provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting is called by a majority of the board of directors to consider the proposal. Such provisions would also prevent holders of a majority of the voting power from using the written consent procedure to take stockholder action without giving all stockholders an opportunity to participate in such action at a meeting of stockholders.

RIGHT TO CONSIDER EFFECT OF CERTAIN TRANSACTIONS ON NON-STOCKHOLDER
CONSTITUENCIES

  The GPF Certificate provides that the board of directors of GPF, the committees thereof, individual directors and individual officers, in discharging their duties and in considering the best long-term and short-term interests of GPF, are permitted to consider the effects of any action or potential action involving the sale, takeover or change of control upon employees, supplier and customers of GPF and its subsidiaries, communities in which offices or other establishments of GPF or its subsidiaries are located and all other pertinent factors. Such a provision may strengthen the board of directors' ability, under applicable Delaware law, to consider the interests of constituencies other than stockholders in determining whether such a transaction is in the best interests of GPF.

ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS AND PROPOSALS OF OTHER BUSINESS

  The GPF Certificate establishes an advance notice requirement with regard to the nomination, other than by or at the direction of the board of directors of GPF, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders. In general, to comply with the advance notice requirement, a stockholder must deliver notice of the nomination or other business in writing to the secretary of GPF not less than 40 nor more than 70 days in advance of the first anniversary of the preceding year's annual meeting. In addition, the stockholder must disclose certain information with respect to any proposed nominee for director, including the information that would be required to be disclosed in a proxy statement under Regulation 14A of the Exchange Act and Rule 14a-11 in connection with the solicitation of proxies for the election of directors (e.g., information about the nominee's involvement in legal proceedings, business background, relationships with GPF and the nominee's written consent to being named as a nominee and serving as a director) and, as to any other business such stockholder proposes to bring before an annual meeting, a brief description of the business to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest of the stockholder in such business.

  Likewise, if GPF calls a special meeting of stockholders for the purpose of electing one or more directors, a stockholder must comply with advance notice and disclosure requirements in order to nominate a person for election to such position. In general, advance notice is sufficient if given to the secretary of GPF no later than 14 days after the earlier of (i) the date on which public disclosure of the date of the special meeting and the nominees proposed by the board of directors is first made, or (ii) the date on which notice of the special meeting is mailed to stockholders. The notice must contain the same kind of information with respect to the nominee contained in such a notice given with respect to a nominee for director at an annual meeting.

  Such advance notice requirements are intended to ensure that stockholder proposals and nominations are brought before a stockholder meeting in an orderly manner and that the board of directors has a meaningful opportunity to consider the qualifications of proposed nominees and any proposed business and to inform the stockholders of such qualifications or proposed business, as it deems appropriate, prior to the meeting. Such provisions may, however, have antitakeover effects in certain circumstances since they will preclude the introduction of stockholder proposals or nominations if a stockholder has failed to comply with the procedures described above.

SPECIAL VOTE REQUIREMENTS

  Amendment of Certificate of Incorporation. Under Delaware law, amendments to the GPF Certificate generally must be approved by both the board of directors and stockholders of a corporation. The GPF Certificate provides that, until the annual meeting in 2003, any amendment to the GPF Certificate must be approved by 66 2/3% of all the directors at a time when there are no vacancies existing in the GPF board of directors. Thereafter, only the approval of a majority of the directors at a meeting at which a quorum was present will be required, in accordance with Delaware law. The GPF Certificate also requires the affirmative vote of the holders of at least 80% of all of the shares of GPF Common Stock entitled to vote in the election of directors in order to approve any amendment regarding (i) the number, classification, term, election, replacement, removal and nomination of directors, (ii) the creation of new directorships and the filling of vacancies on the board of directors,
(iii) the procedure for advance notice of stockholder nominations of directors and other stockholder proposals, (iv) the vote required of directors to approve certain transactions, (v) the provision prohibiting stockholder action by written consent and specifying the persons or entities entitled to call special meetings of stockholders, (vi) the procedure for amending bylaws,
(vii) the provisions requiring the indemnification of directors and officers and the limitation of the liability of directors, (viii) the provisions restricting business transactions between GPF and an "Interested Party," and
(ix) the provisions permitting directors and officers to consider the effects of a sale, takeover or change of control upon persons and entities other than the stockholders.

  Notwithstanding any of the voting requirements described above, any amendment to the GPF Certificate that is approved by 66 2/3% of the Continuing Directors will be effective if approved by a majority of the outstanding shares entitled to vote. Under the GPF Certificate, "Continuing Director" means any person (i) who is a director of GPF immediately after the Merger,
(ii) who becomes a director through his or her selection to fill a vacancy on the board of directors by a majority of the Continuing Directors (or, prior to the 1999 annual meeting of stockholders, his or her selection by a majority of the Premier Representatives or a majority of Northern Illinois Representatives, as provided in the GPF Certificate), or (iii) who is nominated by the

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

Continuing Directors (or, prior to the 1999 annual meeting, designated for nomination by a majority of Premier Representatives to replace a Premier Representative or by a majority of Northern Illinois Representatives to replace a Northern Illinois Representative) and is thereafter elected by GPF's stockholders.

  Amendment of Bylaws. The GPF Certificate provides that the GPF Bylaws may be amended by the affirmative vote of the holders of 80% of the outstanding stock of GPF generally entitled to vote in the election of directors, voting together as one class (the "GPF Voting Stock"), or, prior to 2003, by an affirmative vote of 66 2/3% of the directors at a time when there are no vacancies existing in the GPF board of directors and, thereafter, by a majority vote of the directors.

RESTRICTIONS ON BUSINESS TRANSACTIONS WITH INTERESTED PARTIES

  Subject to the exceptions set forth therein, the GPF Certificate requires the affirmative vote of 80% of the outstanding shares of the GPF Voting Stock to approve a "Business Transaction" between GPF or its subsidiaries and any "Interested Party," not including any shares of GPF Voting Stock beneficially owned by such Interested Party. An "Interested Party" is defined as any person or entity that beneficially owns, together with his or her associates, 10% or more of the GPF Voting Stock. A "Business Transaction" is defined to include
(i) any merger or consolidation between GPF or any subsidiary of GPF and the Interested Party, (ii) any sale or disposition to the Interested Party of 10% or more of GPF's consolidated assets, (iii) any issuance, sale, exchange, transfer or other disposition (in one or more transactions) of any securities of GPF or any of its subsidiaries to an Interested Party (other than pursuant to an employee benefit plan of GPF), (iv) any spin off, split up, reclassification, recapitalization of securities, reorganization of GPF or any of its subsidiaries or any merger or consolidation of GPF or any of its subsidiaries which has the effect, directly or indirectly, of increasing the proportionate interest of any Interested Party in the equity securities of GPF, (v) any liquidation or dissolution of GPF or its subsidiaries, (vi) any other transaction involving GPF or its subsidiaries which has the effect, directly or indirectly, of increasing the proportionate interest of an Interested Party in the assets or equity securities of GPF or any of its subsidiaries, or (vii) the adoption of any plan or proposal for any of the preceding transactions.

  The special 80% stockholder approval provision described above will not apply to a Business Transaction if any one of the following requirements are satisfied:

    (a) Prior to the acquisition of 10% of the GPF Voting Shares by the Interested Party, the Business Transaction has been approved by a majority of the board of directors of GPF (or such greater vote as is otherwise required under the GPF Certificate);

    (b) Following the acquisition of beneficial ownership of 10% of the GPF Voting Stock by the Interested Party, the Business Transaction is approved by a resolution adopted by 66 2/3% of those members of the board of directors of GPF who are not "Interested Directors," as defined therein; or

    (c) All of the following conditions, which are designed to insure that the terms of the Business Transaction are fair to all of the stockholders of GPF, are met:

      (1) the consideration to be received for each share of GPF Common Stock in the Business Transaction is not less than the highest of (i) the highest per share price (including any brokerage commissions, transfer taxes, soliciting dealer's fees, dealer-management compensation or similar expenses) paid by the Interested Party to acquire beneficial ownership of any shares of GPF Common Stock during the five-year period immediately prior to the record date for the determination of stockholders entitled to vote on the proposed Business Transaction, (ii) the per share book value of GPF Common Stock at the end of the fiscal quarter of GPF immediately preceding such record date, and (iii) the highest market price per share of GPF Common Stock during the two-year period ending immediately prior to the first public announcement of the proposed Business Transaction;

      (2) the consideration to be received in the Business Transaction by holders of GPF Common Stock shall be either in cash or in the same form used by the Interested Party to acquire the largest number of shares of GPF Common Stock acquired by the Interested Party;

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

      (3) there is at least one director of GPF who is not an "Interested Director" with respect to the Business Transaction as of the record date established for the stockholder vote on such Business Transaction, and

      (4) a proxy or information statement describing the Business Transaction and complying with the Exchange Act shall have been mailed to the GPF stockholders entitled to vote on the Business Transaction at least 30 days prior to the consummation of the Business Transaction, containing (i) the recommendations of those directors who are not Interested Directors of GPF with respect to the Business Transaction and (ii) an opinion of an investment banking firm as to both the fair market value of any consideration other than cash to be received by the holders of GPF Common Stock and the fairness (or not) of the terms of the Business Transaction, from a financial point of view, to the holders of GPF Common Stock other than Interested Parties.

  For purposes of determining whether a transaction is a Business Transaction, a transaction with an "Associate" of an Interested Party is treated as a transaction with an Interested Party. An "Associate" of an Interested Party is defined as (a) a person that, directly or indirectly, (i) controls, or is controlled by, or is under common control with, the Interested Party, (ii) is the beneficial owner of 10% or more of equity securities of the Interested Party, or (iii) has 10% or more of any class of its equity securities owned by the Interested Party; (b) any person (other than GPF or its subsidiaries) of which the Interested Party is an officer, director, general partner or other official and any officer, director, general partner or other official of the Interested Party; (c) any trust or estate for which the Interested Party serves as trustee or in a similar fiduciary capacity, or any trustee or a similar fiduciary of the Interested Party; or (d) any relative or spouse of the Interested Party, or any relative of such spouse, who has the same home as the Interested Party or who is an officer or director of any person (other than GPF or any of its subsidiaries), directly or indirectly controlling, controlled by or under common control with the Interested Party. An "Interested Director" is defined to include any director of GPF who is an Interested Party, an Associate of the Interested Party, or an officer, director, nominee for officer or director or an employee of an Interested Party, or who has been nominated or proposed to be elected as a director of GPF by an Interested Party or an Associate of an Interested Party.

THE RIGHTS AGREEMENT

  Following the Effective Time, under the Rights Agreement each share of GPF Common Stock will be accompanied by a Purchase Right which, when exercisable, will entitle the holder to purchase one one-hundredth of a share of GPF Junior Preferred Stock at a price of $27.25 per share, subject to adjustment (the "Purchase Price"). Such Purchase Right will become exercisable only upon the occurrence of certain events described below, generally relating to the concentration of ownership of GPF Common Stock or other voting securities of GPF into the hands of a person or group, or to the commencement of certain tender offers for GPF Common Stock. The Purchase Rights will expire on June 30, 2006.

  The Purchase Rights will become exercisable as of a "Distribution Date," defined as the earlier to occur of (i) the 20th day after the date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the voting power of all securities of GPF then outstanding generally entitled to vote for the election of directors (the "Voting Power") (such acquiring person or group, an "Acquiring Person" and the date of such public announcement the "Stock Acquisition Date"), or (ii) the 20th day (or such later date as the GPF board of directors may determine) after the commencement or public announcement of a tender offer or exchange offer if, upon consummation thereof, any person or group would be the beneficial owner of 30% or more of the GPF Voting Power.

  If any person becomes an Acquiring Person, each holder of a Purchase Right, other than the Purchase Rights beneficially owned by an Acquiring Person on or after the Distribution Date (which will thereafter become void) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price, such number of shares of GPF Common Stock as have a market value of two times the Purchase Price, unless the event causing such person to be an Acquiring Person is an acquisition of GPF stock pursuant to a "Qualified Offer."

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

A Qualified Offer is a tender offer or exchange offer that (i) is for all outstanding shares of GPF Common Stock, and (ii) is at a price and on terms determined by a majority of the members of the GPF board of directors who are not officers of GPF and who are Continuing Directors (as hereinafter defined), after receiving advice from one or more investment banking firms, to be fair to the GPF stockholders and otherwise in the best interests of GPF and its stockholders. "Continuing Directors" is defined for purposes of the Rights Agreement to mean those directors who were directors of GPF at the Effective Time or whose initial elections or nominations were approved by a majority of the Continuing Directors then on the board of directors of GPF or by such lesser portion of the Continuing Directors as are then authorized by the GPF Certificate, and who are not Acquiring Persons and who do not have certain relationships with an Acquiring Person.

  In the event that GPF is the surviving corporation in a merger involving the Acquiring Person and GPF Common Stock is not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, each holder of a Purchase Right (other than Purchase Rights held by the Acquiring Person or its transferees) will thereafter have the right to receive upon exercise such number of shares of GPF Common Stock as have a market value of two times the Purchase Price. In the event that, on or after the Stock Acquisition Date, GPF is acquired in a merger or other business combination in which GPF is not the survivor or in which GPF is the survivor but the GPF Common Stock is changed into or exchanged for securities of another entity, cash or other property, or 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Purchase Right, other than Purchase Rights beneficially owned by an Acquiring Person on or after the Distribution Date (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which, at the time of the transaction, would have a market value of two times the Purchase Price. Notwithstanding the provisions of the preceding sentence, the Purchase Rights will not become exercisable in the event of any merger or other business combination in which the Acquiring Person acquired its shares pursuant to a Qualified Offer, provided that the price per share of GPF Common Stock offered in the merger or other business combination is not less than the price paid in the Qualified Offer and the form of consideration offered in the merger or other business combination is the same as that paid in the Qualified Offer.

  At any time after the Purchase Rights become exercisable for GPF Common Stock (or common stock of the acquiring company) the board of directors may exchange, in whole or in part, the Purchase Rights outstanding (other than Purchase Rights owned by an Acquiring Person) for shares of GPF Common Stock or GPF Junior Preferred Stock (or shares having the same rights, privileges and preferences as the GPF Junior Preferred Stock) at an exchange ratio of one share of GPF Common Stock, or one one-hundredth of a share of GPF Junior Preferred Stock (or of a share of other GPF Preferred Stock equivalent to the GPF Junior Preferred Stock) per Purchase Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction. Under certain circumstances, authorization of any such exchange must be by a majority vote of the Continuing Directors then in office.

  For purposes of determining who is an Acquiring Person, certain holdings of shares of GPF Common Stock or other securities of GPF specified in the Rights Agreement will not be included. More specifically, under the terms of the Rights Agreement, Howard A. McKee, a majority stockholder of Northern Illinois, his daughter, Jean M. Barry, and his son-in-law, Robert W. Hinman, all of whom will be directors of GPF following the Merger, shall not be deemed to constitute Acquiring Persons so long as (i) all of the shares of GPF Common Stock and/or other securities of GPF beneficially owned by Mr. McKee, any associates and affiliates of Mr. McKee (including Keeco and Northland but excluding, among others, Ms. Barry and Mr. Hinman) and "Related Entities" (as defined therein) of Mr. McKee or his descendants shall constitute less than 32.81% of the GPF Voting Power, and (ii) until the fifth anniversary of the date of the Rights Agreement, all of the shares of GPF Common Stock and/or other securities beneficially owned by Ms. Barry and Mr. Hinman, any associates or affiliates of Ms. Barry or Mr. Hinman (excluding Mr. McKee his associates and affiliates (as defined in clause (i)) and Related Entities of Mr. McKee) and Related Entities of Ms. Barry and Mr. Hinman shall constitute, in the aggregate, less than 4.98% of the Voting Power. A "Related Entity" of a person is defined to include, among others, the estate of, certain charitable organizations established by, or certain trusts, corporations, partnerships established for the benefit of, such person or his or her descendants.


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

  The Rights Agreement further provides that no descendant of Mr. McKee shall be deemed to constitute an Acquiring Person solely as the result of his or her acquisition of beneficial ownership of shares of GPF Common Stock and/or other securities that were beneficially owned by Mr. McKee (including certain associates, affiliates and Related Entities of Mr. McKee) or his descendants immediately prior to such acquisition. In the event that such descendant subsequently acquires additional shares of GPF Common Stock and/or other securities of GPF, any shares acquired from Mr. McKee or his descendants will nonetheless be counted in determining whether, following such acquisition, such descendant is the beneficial owner of 15% or more of the Voting Power. In the event that, following such acquisition, such descendant is the beneficial owner of 15% or more of the Voting Power, such descendant shall be deemed to constitute an Acquiring Person.

  Shares of GPF Common Stock and/or other GPF securities issued pursuant to stock options granted, or the terms of any employee benefit plan established or sponsored, by GPF or its subsidiaries or any predecessor to GPF will also not be counted in determining whether the holder of such stock constitutes an Acquiring Person.

  The board of directors of GPF has the option to redeem all, but not less than all, of the Purchase Rights at a price of $0.01 per Purchase Right (the "Redemption Price") at any time prior to the 20th day following the Stock Acquisition Date. However, under certain circumstances, such redemption must be approved by a majority of Continuing Directors. Prior to the date on which the Purchase Rights become non-redeemable, GPF, with the concurrence of a majority of the Continuing Directors, may extend the time during which the Purchase Rights may be redeemed. Under certain circumstances, the Purchase Rights may not be exercised until the period during which GPF may redeem the Purchase Rights has expired.

  The Purchase Price payable, and the number of shares of GPF Junior Preferred Stock or other securities or property issuable, upon exercise of the Purchase Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, reclassification or recapitalization of, the GPF Junior Preferred Stock, (ii) upon the grant to holders of GPF Junior Preferred Stock of certain rights, options or warrants to subscribe for shares of GPF Junior Preferred Stock or convertible securities at less than the current market price of the GPF Junior Preferred Stock, or (iii) upon the distribution to holders of GPF Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends and certain other dividends, out of earnings or retained earnings or payable in the form of GPF Junior Preferred Stock) or of subscription rights, options or warrants (other than those referred to above).

  The number of outstanding Purchase Rights and the number of one one-hundredths of a share of GPF Junior Preferred Stock issuable upon exercise of each Purchase Right are also subject to adjustment to prevent dilution in the event of a stock dividend on, or a subdivision, combination or recapitalization of, the GPF Common Stock occurring prior to the Distribution Date.

  Prior to the Distribution Date, the Purchase Rights will be evidenced only by certificates of GPF Common Stock, which will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date, any transfer of GPF Common Stock will also constitute the transfer of the associated Purchase Rights, and the Purchase Rights may not be alienated from the GPF Common Stock. After the Distribution Date, however, separate certificates evidencing the Purchase Rights ("Right Certificates") will be mailed to those who are holders of record of GPF Common Stock as of the close of business on the Distribution Date; thereafter, such separate Right Certificates alone will evidence the Purchase Rights.

  Prior to the Distribution Date, the board of directors of GPF may amend the Rights Agreement, except as provided below. After the Distribution Date, however, the board of directors of GPF may amend the Rights Agreement only to cure any ambiguity, to cure any defective or inconsistent provisions, to make changes which do not adversely affect the interest of the holders of the Purchase Rights (other than an Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, including the period within which the Purchase Rights may be redeemed; provided that no amendment to adjust the time period governing redemption may be made at any time when the Purchase Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number of one one-hundredths of a share of GPF Junior Preferred Stock for which a Purchase Right is exercisable, unless at the time of such supplement or amendment certain events have not occurred and such supplement or amendment does not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person).

  The Purchase Rights have certain anti-takeover effects. The Purchase Rights will cause a substantial dilution to a person or group that attempts to acquire GPF unless such acquisition is pursuant to a Qualified Offer. The Purchase Rights, however, should not affect any prospective offeror willing to make a Qualified Offer. Neither should the Purchase Rights affect any prospective offeror willing to negotiate with the board of directors, nor should they interfere with any merger or other business combination approved by the GPF board of directors, because the GPF board of directors may, at its option, redeem the then-outstanding Purchase Rights at the Redemption Price in order to permit an offer to proceed.

  GPF Junior Preferred Stock. Generally, each share of GPF Junior Preferred Stock is entitled to (i) cumulative quarterly dividends equal to the greater of $10 per share, or 100 times any dividend declared in the preceding quarter with respect to each share of GPF Common Stock, (ii) 100 votes on all matters submitted to the stockholders of GPF, voting as a single class with the GPF Common Stock, (iii) a liquidating distribution equal to the greater of $2,725 per share, plus all accrued and unpaid dividends, or 100 times the amount paid upon liquidation with respect to each share of GPF Common Stock, and (iv) 100 times the consideration received in respect of each share of GPF Common Stock in the event GPF enters into any consolidation, merger, combination or other transaction in which the GPF Common Stock is exchanged for or changed into other securities or cash. Such rights are protected by customary antidilution provisions. As long as there is any arrearage in dividends on the GPF Junior Preferred Stock, GPF may not pay dividends or redeem or otherwise acquire any GPF Common Stock, or any other stock ranking junior as to dividends or upon liquidation to the GPF Junior Preferred Stock. The board of directors of GPF may increase or decrease the number of shares designated as GPF Junior Preferred Stock (but may not reduce the number of shares of GPF Junior Preferred Stock to a number less than the number of shares outstanding plus the number of shares reserved for issuance upon the exercise of outstanding rights to purchase such shares).

             COMPARISON OF RIGHTS OF HOLDERS OF NORTHERN ILLINOIS
                       COMMON STOCK AND GPF COMMON STOCK

  The rights of stockholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the governing instruments of the corporation itself--that is, its articles (or certificate) of incorporation and by-laws. Northern Illinois is incorporated under the laws of the State of Illinois, and the rights of the holders of Northern Illinois Common Stock are therefore governed by the IBCA, the Northern Illinois Articles and the Northern Illinois Bylaws. GPF is incorporated under the laws of the State of Delaware. Upon consummation of the Merger, Northern Illinois stockholders will become GPF stockholders, and, as a result, their rights will be governed by the DGCL, the GPF Certificate and the GPF Bylaws. The following is a summary of certain material differences between the IBCA and the DGCL, as well as differences between the Northern Illinois Certificate and Northern Illinois Bylaws and the GPF Certificate and the GPF Bylaws.

CAPITAL STRUCTURE

  Northern Illinois. The Northern Illinois Certificate authorizes the issuance of 10,000,000 shares of Northern Illinois Common Stock, of which 2,956,748 shares were outstanding as of the Record Date. No shares of preferred stock are authorized, and therefore there is no class of stock of Northern Illinois which has rights superior to the Northern Illinois Common Stock with respect to the payment of dividends or rights upon the liquidation, dissolution or winding up of Northern Illinois.

  GPF. The GPF Certificate authorizes the issuance of 30,000,000 shares of GPF Common Stock and 2,000,000 shares of GPF Preferred Stock, of which approximately 19,923,653 shares of GPF Common Stock and 9,250 shares of GPF Preferred Stock will be issued in the Merger. See "DESCRIPTION OF GPF CAPITAL STOCK--Authorized Capital Stock." The GPF Preferred Stock issued in the Merger will be senior to the GPF Common Stock with respect to dividends and rights upon the dissolution, liquidation or winding up of GPF. See "DESCRIPTION OF GPF CAPITAL STOCK--GPF Preferred Stock." Moreover, under the GPF Certificate, the Board of Directors of GPF will have the right to authorize the issuance and to fix the rights, powers and preferences of authorized but unissued shares of GPF Preferred Stock, without further action or approval of the stockholders. Prior to the annual meeting of stockholders to be held in 2003, however, any original issuance of shares of any class of the capital stock of GPF, other than shares of GPF Junior Preferred Stock issued upon the exercise of the Purchase Rights, will require the approval of not less than 66 2/3% of all of the directors of GPF at a time when there are no vacancies existing on the board of directors. See "GPF CAPITAL STOCK--GPF Preferred Stock-- Undesignated Preferred Stock."

NUMBER OF DIRECTORS

  Northern Illinois. The Northern Illinois Bylaws provide that the number of directors shall be not less than four nor more than 12. Northern Illinois' board of directors has currently fixed the number of directors at eight.

  GPF. Under the GPF Certificate, the number of directors of GPF is to remain fixed at 16, with such directorships to be equally divided between the Premier and Northern Illinois Representatives, until the 1999 annual meeting of stockholders. See "BOARD OF DIRECTORS, MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER--Board of Directors." Thereafter, the number of directors of GPF will not be less than 10 nor more than 20, with the exact number to be fixed from time to time by a resolution adopted by the affirmative vote of more than 50% of the directors that GPF would have at the time if there were no vacancies on the board.

STRUCTURE OF BOARD

  Northern Illinois. The Northern Illinois Bylaws provide that each director shall hold office until the next annual meeting of stockholders. The entire board of directors is therefor elected each year.

  GPF. Under the GPF Certificate and GPF Bylaws, the directors are to be divided into three classes, with each class serving a staggered term of three years. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Classified Board of Directors."

FILLING OF VACANCIES AND NEWLY CREATED DIRECTORSHIPS

  Northern Illinois. Under the Northern Illinois Bylaws, any vacancy in the board of directors or any newly created directorship resulting from an increase in the authorized number of directors may be filled by election at an annual meeting or special meeting of stockholders called for that purpose or by the board of directors.

  GPF. Under the GPF Certificate, prior to the 1999 annual meeting of stockholders, the Premier Representatives will have the right to fill any vacancies resulting from the death, resignation or removal of a Premier Representative, and the Northern Illinois Representatives will have the right to fill any vacancies arising from the death, resignation or removal of a Northern Illinois Representative. Thereafter, vacancies and newly created GPF directorships will be filled by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director. See "BOARD OF DIRECTORS, MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER--Board of Directors"; "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Number of Directors; Removal; Filling of Vacancies."

REMOVAL OF DIRECTORS

  Northern Illinois. Under the IBCA, a Northern Illinois director may be removed, with or without cause, at a meeting of stockholders by an affirmative vote of a majority of the outstanding shares of all classes of stock entitled to vote generally in the election of directors ("the Northern Illinois Voting Stock"), provided that notice of such vote naming the director or directors to be removed is included in the notice of meeting.

  GPF. The GPF Certificate provides that directors may be removed from office only for cause and upon the affirmative vote of 80% of the GPF Voting Stock. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Number of Directors; Removal; Filling of Vacancies."

STOCKHOLDER MEETINGS

  Northern Illinois. Under the Northern Illinois Bylaws, the president, executive vice president, board of directors or the holders of not less than one-fifth of all outstanding shares of capital stock of Northern Illinois may call a special meeting for the purpose or purposes stated in the call of the meeting.

  GPF. Under the GPF Certificate and GPF Bylaws, stockholders are not authorized to call special meetings under any circumstances, with that power being given instead to a majority of the GPF board of directors. Moreover, the business to be conducted at a special meeting is limited to the business specified in the notice of the GPF board of directors. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--No Shareholder Action by Written Consent; Special Meetings."

ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS FOR DIRECTORS AND PROPOSALS OF OTHER BUSINESS

  Northern Illinois. The Northern Illinois Articles do not require advance notice of stockholder nominations of directors or of other business to be considered at an annual or special meeting of stockholders.

  GPF. Under the GPF Certificate, a stockholder may nominate individuals for election as directors at an annual or special meeting or introduce business at an annual meeting only if the stockholder provides advance written notice of the nomination or proposed business in accordance with procedures established in the GPF Certificate. For a more detailed description of the notice requirements in the GPF Certificate, see "POTENTIAL

ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Advance Notice of Stockholder Nomination and Proposals of Other Business." The business to be conducted at a special meeting is limited to the business specified in the notice of the GPF board of directors. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--No Shareholder Action by Written Consent; Special Meetings."

WRITTEN CONSENT

  Northern Illinois. The IBCA permits any action that could be taken at a meeting of the stockholders to be taken without a meeting if a consent in writing is signed by (i) the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action or (ii) by all stockholders entitled to vote on the matter. If the consent is less than unanimous, certain notice requirements also apply.

  GPF. The GPF Certificate prohibits action by written consent and requires that any stockholder action be taken at a duly called meeting of stockholders. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--No Shareholder Action by Written Consent; Special Meetings."

AMENDMENT OF CERTIFICATE (OR ARTICLES) OF INCORPORATION

  Northern Illinois. Under the IBCA, an amendment to the Northern Illinois Articles must generally be approved by the affirmative vote of the holders of 66 2/3% of the Northern Illinois Common Stock.

  GPF. Under the GPF Certificate, prior to the annual meeting of stockholders in 2003 and in addition to any other voting required under the GPF Certificate and applicable Delaware law, any amendment to the GPF Certificate must be approved by 66 2/3% of all the directors at a time when there are no vacancies existing in the GPF board of directors. Moreover, the GPF Certificate requires the affirmative vote of 80% of the outstanding GPF Voting Stock to amend certain provisions of the GPF Certificate. The GPF Certificate provides, however, that an amendment to such provisions need be approved by only a majority of the outstanding GPF Common Stock in the event that 66 2/3% of the "Continuing Directors" of GPF have approved the amendment. For a more detailed description of such provisions governing the amendment of the GPF Certificate, including a definition of "Continuing Directors," see "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Special Vote Requirements--Amendment of Certificate of Incorporation."

AMENDMENT OF BYLAWS

  Northern Illinois. Under the IBCA, the by-laws of a corporation may be amended by a majority vote of either the stockholders or the board of directors.

  GPF. The GPF Bylaws may be amended by (i) the affirmative vote of a majority of the members of the board of directors then in office, or, prior to the annual meeting of stockholders in 2003, the approval of 66 2/3% of all the directors at a time when there are no vacancies on the GPF board of directors, or (ii) by the affirmative vote of the holders of at least 80% of the GPF Voting Stock. The vote required to approve an amendment to the GPF Bylaws may be amended only by an amendment to the GPF Certificate. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Special Vote Requirements--Amendment of Bylaws."

REQUIRED VOTE FOR CERTAIN BUSINESS COMBINATIONS

  Northern Illinois. Pursuant to Section 7.85 of the IBCA, Northern Illinois may not enter into a "Business Combination" with an "Interested Shareholder" unless the transaction has been approved by the holders of at least 80% of the outstanding shares of Northern Illinois Common Stock and the holders of a majority of the shares of Northern Illinois Common Stock not held by the "Interested Shareholder" and his or her affiliates or associates.

  A "Business Combination" is defined as (i) any merger, consolidation, or share exchange of the corporation or a subsidiary with an Interested Shareholder or any corporation which would become an affiliate or associate of the Interested Shareholder following such merger, consolidation or share exchange; (ii) any type of encumbrance or disposition of the corporation's or a subsidiary's assets that involves an Interested Shareholder and represents 10% or more of the consolidated net worth of the corporation; (iii) any issuance or transfer of securities of the corporation or its subsidiary to an Interested Shareholder; (iv) the adoption of any plan of dissolution or liquidation proposed by an Interested Shareholder or in which an Interested Shareholder will receive anything other than cash; and (v) any reclassification of securities, reorganization or recapitalization of the corporation or any merger, consolidation or share exchange of the corporation with or involving any of its subsidiaries which has the effect of increasing the proportionate share of any outstanding class of securities of the corporation directly or indirectly owned by an Interested Shareholder. A "Business Combination" also includes any such transaction between the corporation and an associate or affiliate of an Interested Shareholder. An "Interested Shareholder" is defined as any individual, firm, corporation, partnership, trust or other entity which (i) is the beneficial owner of 10% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within the two-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

  The heightened stockholder voting requirement of Section 7.85 does not apply if (i) the Business Combination has been approved by 66 2/3% of the "Disinterested Directors," or (ii) certain procedural requirements and requirements relating to the consideration to be paid are met. A "Disinterested Director" is defined as a member of the board of directors who
(i) is neither the Interested Shareholder nor an associate or affiliate of the Interested Shareholder, (ii) was a member of the board of directors prior to the time that the Interested Shareholder became an Interested Shareholder, or was recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then in office, and (iii) was not nominated for election as a director by the Interested Party or any associate or affiliate of the Interested Shareholder.

  GPF. The GPF Certificate also contains a provision governing "Business Transactions" with "Interested Parties," although the specific terms of the two provisions differ in a number of respects. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISION OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Restrictions on Business Transactions with Interested Parties."

  In addition, in the event that GPF Common Stock is quoted on the Nasdaq National Market, as currently anticipated, GPF will also be subject to Section 203 of the DGCL following the Merger. Section 203 of the DGCL restricts certain forms of "Business Combinations" between a corporation and an "Interested Stockholder" for a period of three years from the date that such a person became an Interested Stockholder unless (i) prior to such date, the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder's becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder's becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding from the number of outstanding shares any shares held by management directors and under certain types of employee stock plans), or (iii) on or subsequent to such date, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock, other than stock owned by the Interested Stockholder.

  An "Interested Stockholder" is defined as any individual, corporation, partnership, unincorporated association or other entity which (i) owns 15% or more of the outstanding voting stock of the corporation, (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder, and (iii) the affiliates or associates of such a person. A "Business Combination" is defined as (i) a merger or consolidation of the corporation or any of its majority-owned subsidiaries with the Interested Stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or disposition of assets of the corporation to the Interested Stockholder with an aggregate market value equal to

10% of the market value of the corporation's consolidated assets or of its outstanding stock, (iii) subject to certain limited exceptions, any transaction which results in the issuance or transfer of the stock of the corporation to the Interested Stockholder, (iv) any transaction involving the corporation or its subsidiaries which has the effect of increasing the Interested Stockholder's proportionate share of the stock of the corporation or (v) any receipt by the Interested Stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or its subsidiaries.

ADDITIONAL PROVISIONS NOT FOUND IN THE NORTHERN ILLINOIS ARTICLES

  The GPF Certificate contains certain provisions intended to facilitate the combination of Premier and Northern Illinois into a single entity. For a description of those provisions, see "BOARD OF DIRECTORS, MANAGEMENT AND OPERATIONS OF GPF FOLLOWING THE MERGER--Board of Directors."

                  COMPARISON OF RIGHTS OF HOLDERS OF PREMIER
                       COMMON STOCK AND GPF COMMON STOCK

  Both Premier and GPF are incorporated under the laws of the State of Delaware. The rights of holders of Premier Common Stock and GPF Common Stock are therefore governed by the DGCL and the respective certificates of incorporation and bylaws of Premier and GPF. Upon consummation of the Merger, Premier stockholders will become GPF stockholders and, as a result, their rights will be governed by the GPF Certificate and the GPF Bylaws. The following is a summary of certain material differences between the GPF Certificate and the GPF Bylaws and the Premier Certificate and the Premier Bylaws.

NUMBER OF DIRECTORS; CLASSIFIED BOARD

  Premier. The Premier Certificate and Premier Bylaws provide that the number of directors shall be not less than five nor more than twenty, with the precise number fixed from time to time by a resolution adopted by at least a majority of Premier's board of directors. The number of Premier directors is currently fixed at eight. The Premier Certificate and Premier Bylaws also provide that the directors are to be divided into three classes serving staggered terms.

  GPF. Under the GPF Certificate, the number of directors of GPF is to remain fixed at 16, with such directorships to be equally divided between the Premier and Northern Illinois Representatives, until the 1999 annual meeting of stockholders of GPF. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors." Thereafter, the number of directors of GPF will be not less than 10 nor more than 20, with the exact number to be fixed from time to time by a resolution adopted by the affirmative vote of more than 50% of the directors that GPF would have at the time if there were no vacancies on the board. The GPF Certificate also provides that the directors are to be divided into three classes serving staggered terms. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Classified Board of Directors."

FILLING OF VACANCIES AND NEWLY CREATED DIRECTORSHIPS

  Premier. Under the Premier Certificate and Premier Bylaws, any vacancy in the board of directors or any newly created directorship resulting from an increase in the authorized number of directors is to be filled by a majority vote of the remaining directors of all classes then in office, although less than a quorum, or by the sole remaining director.

  GPF. Under the GPF Certificate, prior to the 1999 annual meeting of stockholders, the Premier Representatives will have the right to fill any vacancies resulting from the death, resignation or removal of a Premier Representative, and the Northern Illinois Representatives will have the right to fill any vacancies arising from the death, resignation or removal of a Northern Illinois Representative. Thereafter, vacancies and newly created GPF directorships will be filled in the same manner as under the Premier Certificate and Premier Bylaws. See "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors"; "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Number of Directors; Removal; Filling of Vacancies."

REMOVAL OF DIRECTORS

  Premier. The Premier Certificate provides that directors may be removed from office only for cause and upon the affirmative vote of 70% of the outstanding shares of all classes of stock entitled to vote generally in the election of directors (the "Premier Voting Stock").

  GPF. The GPF Certificate similarly provides that directors may be removed from office only for cause, but it requires the affirmative vote of 80%, rather than 70%, of the GPF Voting Stock. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Number of Directors; Removal; Filling of Vacancies."

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

STOCKHOLDER MEETINGS

  Premier. Under the Premier Certificate and the Premier Bylaws, holders of at least 51% of the Premier Voting Stock may call a special meeting, but only for the purpose of removing a director or directors. All other special meetings may be called only by the board of directors.

  GPF. Under the GPF Certificate and GPF Bylaws, stockholders are not authorized to call special meetings under any circumstances, with that power being given instead to a majority of the GPF board of directors. Moreover, the business to be conducted at a special meeting is limited to the business specified in the notice of the GPF board of directors. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--No Shareholder Action by Written Consent; Special Meetings."

ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS FOR DIRECTORS AND PROPOSALS OF OTHER BUSINESS

  Premier. Under the Premier Certificate, a stockholder may nominate individuals for election as directors only if the stockholder provides written notice of the nomination to the secretary of Premier, generally not fewer than 14 days nor more than 60 days prior to any meeting of the stockholders called for the election of directors. The notice of nomination must include (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee and (iii) the number of shares of Premier stock beneficially owned by each such nominee and by the nominating stockholder. The Premier Certificate does not require stockholders to provide advance notice of any other stockholder business to be introduced at either an annual or special meeting of stockholders.

  GPF. The GPF Certificate also requires stockholders to provide advance notice of stockholder nominations for director, but it requires that such notice be given further in advance of the meeting and that it include more detailed information than that required by the Premier Certificate. In addition, the GPF Certificate also requires advance notice to be given in the event that a stockholder proposes to introduce a proposal at an annual meeting of stockholders. For a more detailed description of the notice requirements in the GPF Certificate, see "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Advance Notice of Stockholder Nominations and Proposals of Other Business."

AMENDMENT OF CERTIFICATE OF INCORPORATION

  Premier. The Premier Certificate requires holders of at least 70% of the outstanding Premier Voting Stock to approve amendments to certain provisions of the Premier Certificate, governing, among other things, the number of authorized shares, stockholder action by written consent, the right to call special meetings, the number, classification, removal and procedures for the nomination, of directors, the indemnification of directors and officers, the limitation of liability of directors, the vote required for certain business combinations, and the vote required for amendment of these provisions of the Premier Certificate. The Premier Certificate provides, however, that this 70% voting requirement does not apply if the board of directors of Premier has approved such an amendment by at least an 80% vote, in which case the amendment need only be approved by a majority vote of the Premier Voting Stock.

  GPF. The GPF Certificate requires that, prior to the annual meeting in 2003 and in addition to any other vote required under the GPF Certificate and applicable Delaware law, any amendment to the GPF Certificate must be approved by 66 2/3% of all the directors at a time when there are no vacancies existing in the GPF board of directors. Moreover, the GPF Certificate requires the affirmative vote of 80% of the outstanding GPF Voting Stock to amend certain provisions of the GPF Certificate. The GPF Certificate provides, however, that an amendment to such provisions need be approved by only a majority of the outstanding GPF Common Stock in the event that 66 2/3% of the "Continuing Directors" of GPF have approved the amendment. For a more detailed description of such provisions governing the amendment of the GPF Certificate, including a definition of "Continuing Directors," see "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Special Vote Requirements--Amendment of Certificate of Incorporation."

AMENDMENT OF THE BYLAWS

  Premier. The Premier Bylaws may be amended by the affirmative vote of either
(i) a majority of all of the members of the board of directors, or (ii) by at least 70% of the outstanding Premier Voting Stock. Moreover, the vote required to approve an amendment of the Premier Bylaws could also be amended in accordance with the requirements described in the preceding sentence.

  GPF. The GPF Bylaws may be amended by (i) the affirmative vote of a majority of the members of the board of directors then in office, or, prior to the annual meeting of stockholders in 2003, the approval of 66 2/3% of all the directors at a time when there are no vacancies on the GPF board of directors, or (ii) the affirmative vote of the holders of at least 80% of the GPF Voting Stock. The vote required to approve an amendment to the GPF Bylaws may be amended, however, only by an amendment to the GPF Certificate. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Special Vote Requirements--Amendment of Bylaws."

REQUIRED VOTE FOR CERTAIN BUSINESS COMBINATIONS

  Premier. The Premier Certificate contains a provision requiring the affirmative vote of 70% of the Premier Voting Stock to approve certain "Business Combinations" with an "Interested Stockholder." An "Interested Stockholder" generally includes (i) any beneficial owner of 10% or more of the Premier Voting Stock; (ii) any affiliate of Premier who has beneficially owned 10% or more of the Premier Voting Stock at any time within the previous two years; and (iii) certain successors to the shares of an Interested Stockholder. A "Business Combination" generally includes (i) any merger or consolidation of Premier or any of its subsidiaries with an Interested Stockholder or any other corporation which is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder; (ii) any sale or other disposition to or with an Interested Stockholder or its affiliates of assets of Premier or any of its subsidiaries having an aggregate fair market value of $5 million or more; (iii) the issuance or transfer by Premier or any of its subsidiaries of any securities of Premier or such subsidiary to any Interested Stockholder or its affiliates in exchange for cash or other property having an aggregate fair market value of $5 million or more; (iv) the adoption of a plan of liquidation proposed by or on behalf of an Interested Stockholder or its affiliates; or (v) any reclassification of securities (including a reverse stock split), or recapitalization of Premier, or any merger or consolidation of Premier with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate share of the Premier Voting Stock held by the Interested Stockholder.

  The 70% approval requirement does not apply if the Business Combination is approved by a majority of the disinterested directors of Premier, or if certain fair price provisions are satisfied.

  GPF. The GPF Certificate contains a provision, similar to the provision in the Premier Certificate, governing "Business Transactions" with "Interested Parties," although the specific terms of the two provisions differ in a number of respects. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Restrictions on Business Transactions with Interested Parties."

ADDITIONAL PROVISIONS NOT FOUND IN THE PREMIER CERTIFICATE

  The GPF Certificate specifically authorizes the directors and officers of GPF to consider the impact of a sale, takeover or change of control of GPF on constituencies other than the stockholders. See "POTENTIAL ANTITAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE GPF CERTIFICATE, GPF BYLAWS AND THE RIGHTS AGREEMENT--Right to Consider Effect of Certain Transactions on Other Constituencies." No such provision is included in the Premier Certificate.

  The GPF Certificate also contains certain provisions intended to facilitate the combination of Premier and Northern Illinois into a single entity. For a description of those provisions, see "BOARD OF DIRECTORS AND MANAGEMENT OF GPF FOLLOWING THE MERGER--Board of Directors."

                                BUSINESS OF GPF

  GPF is a recently formed Delaware corporation. Upon consummation of the Merger, it will be a registered bank holding company under the BHCA, owning all of the issued and outstanding stock of the Northern Illinois Subsidiaries and the Premier Subsidiaries. GPF does not currently own any significant assets and has not yet engaged in any business activity, other than applying for necessary regulatory approvals and other matters of a procedural nature relating to the Merger. Upon consummation of the Merger, GPF's principal activity will consist of owning and supervising the Northern Illinois Subsidiaries and the Premier Subsidiaries. Accordingly, on a consolidated basis, GPF will be engaged in essentially the same businesses in which Northern Illinois and Premier are currently engaged.

PROPERTIES

  Upon consummation of the Merger, GPF will have its principal executive offices at 486 West Liberty Street, Wauconda, Illinois 60084-2489, in the space which is currently the main office of Northern Illinois and leased by Northern Illinois from Grand National Bank. GPF believes that these facilities are adequate to serve its present and near future needs. These offices consist of 5,000 square feet of space in a building owned by Grand National Bank (containing 24,000 square feet in total). Grand National Bank currently occupies the remainder of the building and is expected to continue to do so after the Effective Time.

GOVERNMENTAL MONETARY POLICIES

  The business of GPF may be affected by the fiscal and monetary policies of the Federal Reserve Board, which regulates the nation's money supply in order to mitigate recessionary and inflationary pressures. The techniques used by the Federal Reserve Board include setting the reserve requirements of member banks, establishing the discount rate on member bank borrowings and regulating the interest rates payable on certain time and savings deposits of member banks. The Federal Reserve Board also conducts open market operations in United States government securities.

  The policies of the Federal Reserve Board have a direct effect on the amount of bank loans and deposits and the interest rates charged and paid thereon. While the impact of the policies of the Federal Reserve Board and other regulatory authorities upon the future business and earning of GPF cannot be accurately predicted, such policies may materially affect the revenues and income of commercial banks.

MARKET FOR AND DIVIDENDS ON GPF COMMON STOCK

 The GPF Common Stock to be issued in the Merger will be quoted on the Nasdaq National Market. There is, however, currently no public market for the GPF Common Stock, and there can be no assurance that a liquid public market will develop upon consummation of the Merger. See "RISK FACTORS--Limited Liquidity." Both Premier and Northern Illinois currently pay quarterly dividends on their outstanding common stock. The board of directors of GPF will continue to evaluate the appropriateness of the payment and amount of quarterly dividend, taking into account the earnings, capital requirements, and financial condition of GPF and other factors that the board of directors deems relevant. The board of directors of GPF currently anticipates that a quarterly dividend will be paid on the GPF Common Stock. See also "SUPERVISION AND REGULATION--Bank Regulation--Restrictions on Dividends and--Capital Requirements of Banks and Bank Holding Companies."

EMPLOYEES

  GPF does not currently have any employees. Upon the consummation of the Merger, the operations of Northern Illinois and Premier at the holding company level will be combined and, accordingly, it is expected that GPF will have roughly the same number of employees as the aggregate number currently employed by Northern Illinois and Premier.

COMPENSATION OF DIRECTORS AND OFFICERS OF GPF

  GPF was originally formed for purposes of consummating the Merger and to date has not paid compensation to its officers or directors. It is expected that non-employee directors of GPF will be compensated for their attendance at board meetings and committee meetings of GPF after the Merger in an amount comparable to amounts currently paid to directors of Premier. The compensation of executive officers has not yet been fixed.

  In addition, under the Merger Agreement, Northern Illinois and Premier have agreed to cooperate in reviewing, analyzing and evaluating the employee benefit plans of Northern Illinois and Premier with a view towards developing appropriate employee benefit plans for GPF to be in effect subsequent to the Merger. It is the intention of Northern Illinois and Premier that such new employee benefit plans will treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, and will not discriminate between employees who were covered under the Northern Illinois employee benefit plans on the one hand and those covered by the Premier employee benefit plans on the other hand, prior to the Effective Time.

  GPF expects to adopt a stock option plan basically identical to the 1995 Non-Qualified Stock Option Plan of Premier, which currently has six participants who are officers of Premier, to cover certain officers of GPF after the Effective Time. No other decisions have yet been made with respect to employee benefit plans for GPF. Until a mutual determination can be reached as to additional new employee benefit plans for GPF, the existing Northern Illinois employee benefit plans and Premier employee benefit plans will remain in effect with respect to employees covered by such plans at the Effective Time.

                        PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma combined condensed balance sheet gives effect to the Merger as if the Merger had been consummated on March 31, 1996 and Premier had redeemed the Premier Series A Preferred Stock prior to consummation of the Merger. The following unaudited pro forma combined condensed statements of income set forth the operations of Northern Illinois combined with Premier for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993 as if the Merger had occurred at beginning of the periods presented. The unaudited pro forma financial statements assume that the Merger will be accounted for under the pooling-of-interests method of accounting.

                  PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                                (IN THOUSANDS)

                                               PRO FORMA    PRO FORMA              PRO FORMA
                                              ADJUSTMENTS    PREMIER                COMBINED
                                                  FOR       FOLLOWING               ASSUMING
                                              REDEMPTION    REDEMPTION             REDEMPTION
                                              OF PREMIER    OF PREMIER             OF PREMIER
                                               SERIES A      SERIES A               SERIES A
                          NORTHERN             PREFERRED    PREFERRED   PRO FORMA  PREFERRED
MARCH 31, 1996            ILLINOIS  PREMIER      STOCK        STOCK    ADJUSTMENTS   STOCK
- --------------            --------  --------  -----------   ---------- ----------- ----------
Cash and due from banks.  $ 22,198  $ 27,430                 $ 27,430                 $49,628
Interest bearing depos-
 its....................     1,520       283                      283                   1,803
Federal funds sold......     4,450       --                       --                    4,450
Securities available for
 sale...................   319,874   278,936                  278,936                 598,810
Loans...................   561,728   323,427                  323,427                 885,155
Allowance for Loan Loss-
 es.....................    (5,779)   (3,839)                  (3,839)                 (9,618)
Premises and equipment..    22,694    13,799                   13,799                  36,493
Excess cost over fair
 value of assets
 acquired...............       --     19,610                   19,610                  19,610
Accrued interest receiv-
 able...................     7,766     7,540                    7,540                  15,306
Other assets............    10,106     3,925                    3,925                  14,031
                          --------  --------    ------       --------    -------   ----------
                          $944,557  $671,111       --        $671,111        --    $1,615,668
                          ========  ========    ======       ========    =======   ==========
Deposits................  $800,912  $546,662                 $546,662              $1,347,574
Borrowed Funds..........    36,879    58,502     5,000 (1)     63,502                 100,381
Other liabilities.......    11,404     5,231                    5,231                  16,635
                          --------  --------    ------       --------    -------   ----------
  Total liabilities.....   849,195   610,395     5,000 (1)    615,395        --     1,464,590
                          --------  --------    ------       --------    -------   ----------
Preferred Stock
  Premier Series A per-
   petual...............       --      5,000    (5,000)(1)        --                      --
  Premier Series B con-
   vertible.............       --      7,250                    7,250     (7,250)         --
  Premier Series D per-
   petual...............       --      2,000                    2,000     (2,000)         --
  GPF Series B convert-
   ible.................       --        --                       --       7,250        7,250
  GPF Series C perpetu-
   al...................       --        --                       --       2,000        2,000
Common stock............    16,697    32,751                   32,751    (49,249)         199
Additional paid in capi-
 tal....................       --        --                       --      49,249       49,249
Retained earnings.......    69,929    14,700                   14,700                  84,629
Unrealized gain (loss)
 on securities available
 for sale...............     8,736      (985)                    (985)                  7,751
                          --------  --------    ------       --------    -------   ----------
  Total stockholders'
   equity...............    95,362    60,716    (5,000)(1)     55,716        --       151,078
                          --------  --------    ------       --------    -------   ----------
                          $944,557  $671,111       --        $671,111        --    $1,615,668
                          ========  ========    ======       ========    =======   ==========

- --------
(1) Assumes redemption of 5,000 shares of Premier Series A Preferred Stock at stated value through the use of borrowed funds.

                  See Notes to Pro Forma Financial Statements

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         NORTHERN          PRO FORMA  PRO FORMA
THREE MONTHS ENDED MARCH 31, 1996        ILLINOIS PREMIER ADJUSTMENTS COMBINED
- ---------------------------------        -------- ------- ----------- ---------
Interest income
  Loans................................. $12,126  $7,090    $          $19,216
  Federal funds sold....................      84     --                     84
  Securities--taxable...................   3,271   3,490                 6,761
  Securities--nontaxable................   1,449     423                 1,872
  Other.................................      28      86                   114
                                         -------  ------    ------     -------
Total interest income...................  16,958  11,089       --       28,047
                                         -------  ------    ------     -------
Interest expense
  Deposits..............................   7,657   5,072                12,729
  Borrowings............................     626     538                 1,164
                                         -------  ------    ------     -------
Total interest expense..................   8,283   5,610       --       13,893
                                         -------  ------    ------     -------
Net interest expense....................   8,675   5,479       --       14,154
Provision for loan losses...............     306     100       --          406
                                         -------  ------    ------     -------
Net interest income after provision for
 loan losses............................   8,369   5,379       --       13,748
                                         -------  ------    ------     -------
Other income
  Fees and service charges..............     929     487                 1,416
  Trust fees............................     125     663                   788
  Securities gains......................      12      69                    81
  Gain on sale of loans.................              96                    96
  Other operating income................     434     600                 1,034
                                         -------  ------    ------     -------
Total other income......................   1,500   1,915       --        3,415
                                         -------  ------    ------     -------
Other expenses
  Salaries and benefits.................   4,134   2,338                 6,472
  Occupancy.............................     531     564                 1,095
  Furniture and equipment...............     573     236                   809
  Amortization of excess cost over fair
   value of assets acquired.............     --      398                   398
  Other.................................   2,051   1,414                 3,465
                                         -------  ------    ------     -------
Total other expense.....................   7,289   4,950       --       12,239
                                         -------  ------    ------     -------
Income before income taxes..............   2,580   2,344       --        4,924
Income taxes............................     539     854       --        1,393
                                         -------  ------    ------     -------
Net Income.............................. $ 2,041  $1,490       --      $ 3,531
                                         =======  ======    ======     =======
Earnings per share (common and common
 equivalent)............................ $  0.69  $ 0.18               $  0.16
                                         =======  ======               =======
Weighted average common and common
 equivalent shares outstanding..........   2,957   6,746                20,096
                                         =======  ======               =======

                  See Notes to Pro Forma Financial Statements.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         NORTHERN          PRO FORMA  PRO FORMA
THREE MONTHS ENDED MARCH 31, 1995        ILLINOIS PREMIER ADJUSTMENTS COMBINED
- ---------------------------------        -------- ------- ----------- ---------
Interest income
  Loans................................. $10,616  $ 6,443              $17,059
  Federal funds sold....................     122      --                   122
  Securities--taxable...................   3,308    3,334                6,642
  Securities--nontaxable................   1,145      554                1,699
  Other.................................       7      103                  110
                                         -------  -------   ------     -------
Total interest income...................  15,198   10,434      --       25,632
                                         -------  -------   ------     -------
Interest expense
  Deposits..............................   6,295    4,535               10,830
  Borrowings............................     693      564                1,257
                                         -------  -------   ------     -------
Total interest expense..................   6,988    5,099      --       12,087
                                         -------  -------   ------     -------
Net interest income.....................   8,210    5,335      --       13,545
Provision for loan losses...............      64       51                  115
                                         -------  -------   ------     -------
Net interest income after provision for
 loan losses............................   8,146    5,284      --       13,430
                                         -------  -------   ------     -------
Other income
  Fees and service charges..............     825      500                1,325
  Trust fees............................     109      649                  758
  Securities gains......................     293       22                  315
  Gain on sale of loans.................     --        16                   16
  Other operating income................     508      420                  928
                                         -------  -------   ------     -------
Total other income......................   1,735    1,607      --        3,342
                                         -------  -------   ------     -------
Other expenses
  Salaries and benefits.................   3,733    2,328                6,061
  Occupancy.............................     482      538                1,020
  Furniture and equipment...............     540      296                  836
  Amortization of excess cost over fair
   value of assets acquired.............     --       398                  398
  Other.................................   2,324    1,493                3,817
                                         -------  -------   ------     -------
Total other expense.....................   7,079    5,053      --       12,132
                                         -------  -------   ------     -------
Income before income taxes..............   2,802    1,838      --        4,640
Income taxes............................     634      539                1,173
                                         -------  -------   ------     -------
Net Income.............................. $ 2,168  $ 1,299      --      $ 3,467
                                         =======  =======   ======     =======
Earnings per share (common and common
 equivalent)............................ $  0.72  $  0.15              $  0.16
                                         =======  =======              =======
Weighted average common and common
 equivalent shares outstanding..........   3,001    6,676               20,205
                                         =======  =======              =======

                  See Notes to Pro Forma Financial Statements.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           NORTHERN          PRO FORMA  PRO FORMA
YEAR ENDED DECEMBER 31, 1995               ILLINOIS PREMIER ADJUSTMENTS COMBINED
- ----------------------------               -------- ------- ----------- ---------
Interest income
  Loans................................... $45,379  $27,729             $ 73,108
  Federal funds sold......................     809      --                   809
  Securities--taxable.....................  13,604   14,076               27,680
  Securities--nontaxable..................   4,588    2,292                6,880
  Other...................................      22      283                  305
                                           -------  -------    ----     --------
Total interest income.....................  64,402   44,380              108,782
                                           -------  -------    ----     --------
Interest expense
  Deposits................................  28,397   19,851               48,248
  Borrowings..............................   2,984    2,309                5,293
                                           -------  -------    ----     --------
Total interest expense....................  31,381   22,160     --        53,541
                                           -------  -------    ----     --------
Net interest income.......................  33,021   22,220     --        55,241
Provision for loan losses.................     799      636     --         1,435
                                           -------  -------    ----     --------
Net interest income after provision for
 loan losses..............................  32,222   21,584     --        53,806
                                           -------  -------    ----     --------
Other income
  Fees and service charges................   3,361    1,961                5,322
  Trust fees..............................     469    2,459                2,928
  Securities gains........................   3,637      409                4,046
  Gain on sale of loans...................     --       222                  222
  Other operating income..................   2,478    2,179                4,657
                                           -------  -------    ----     --------
Total other income........................   9,945    7,230     --        17,175
                                           -------  -------    ----     --------
Other expenses
  Salaries and benefits...................  14,604    9,494               24,098
  Occupancy...............................   2,384    2,160                4,544
  Furniture and equipment.................   1,705    1,068                2,773
  Amortization of excess cost over fair
   value of assets acquired...............     --     1,592                1,592
  Other...................................   9,232    5,557               14,789
                                           -------  -------    ----     --------
Total other expense.......................  27,925   19,871     --        47,796
                                           -------  -------    ----     --------
Income before income taxes................  14,242    8,943     --        23,185
Income taxes..............................   3,475    2,681     --         6,156
                                           -------  -------    ----     --------
Net Income................................ $10,767  $ 6,262     --      $ 17,029
                                           =======  =======    ====     ========
Earnings per share (common and common
 equivalent).............................. $  3.62  $  0.77             $   0.79
                                           =======  =======             ========
Weighted average common and common
 equivalent shares outstanding............   2,971    6,694               20,097
                                           =======  =======             ========

                  See Notes to Pro Forma Financial Statements.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           NORTHERN          PRO FORMA  PRO FORMA
YEAR ENDED DECEMBER 31, 1994               ILLINOIS PREMIER ADJUSTMENTS COMBINED
- ----------------------------               -------- ------- ----------- ---------
Interest income
  Loans................................... $38,094  $23,625              $61,719
  Federal funds sold......................     515                           515
  Securities--taxable.....................  11,968    9,929               21,897
  Securities--nontaxable..................   4,920    2,310                7,230
  Other...................................     142      663                  805
                                           -------  -------    ----      -------
Total interest income.....................  55,639   36,527     --        92,166
                                           -------  -------    ----      -------
Interest expense
  Deposits................................  21,689   13,510               35,199
  Borrowings..............................   2,110    1,619                3,729
                                           -------  -------    ----      -------
Total interest expense....................  23,799   15,129     --        38,928
                                           -------  -------    ----      -------
Net interest income.......................  31,840   21,398     --        53,238
Provision for loan losses.................     355      200     --           555
                                           -------  -------    ----      -------
Net interest income after provision for
 loan losses..............................  31,485   21,198     --        52,683
                                           -------  -------    ----      -------
Other income
  Fees and service charges................   3,097    1,907                5,004
  Trust fees..............................     374    2,367                2,741
  Securities gains........................   1,330       35                1,365
  Gain on sale of loans...................     --       257                  257
  Other operating income..................   1,656    2,120                3,776
                                           -------  -------    ----      -------
Total other income........................   6,457    6,686     --        13,143
                                           -------  -------    ----      -------
Other expenses
  Salaries and benefits...................  14,333    8,881               23,214
  Occupancy...............................   2,025    1,982                4,007
  Furniture and equipment.................   1,862    1,088                2,950
  Amortization of excess cost over fair
   value of assets acquired...............     --     1,592                1,592
  Other...................................   9,949    6,221               16,170
                                           -------  -------    ----      -------
Total other expense.......................  28,169   19,764     --        47,933
                                           -------  -------    ----      -------
Income before income taxes................   9,773    8,120     --        17,893
Income taxes..............................   2,139    2,410     --         4,549
                                           -------  -------    ----      -------
Net Income................................ $ 7,634  $ 5,710     --       $13,344
                                           =======  =======    ====      =======
Earnings per share........................ $  2.53  $  0.68              $  0.60
                                           =======  =======              =======
Weighted average common and common
 equivalent shares outstanding............   3,015    6,649               20,234
                                           =======  =======              =======

                  See Notes to Pro Forma Financial Statements.

          PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            NORTHERN          PRO FORMA  PRO FORMA
YEAR ENDED DECEMBER 31, 1993                ILLINOIS PREMIER ADJUSTMENTS COMBINED
- ----------------------------                -------- ------- ----------- ---------
Interest income
  Loans...................................  $36,282  $22,236              $58,518
  Federal funds sold......................      356                           356
  Securities--taxable.....................   11,884    6,077               17,961
  Securities--nontaxable..................    5,649    1,892                7,541
  Other...................................      188      236                  424
                                            -------  -------    ----      -------
Total interest income.....................   54,359   30,441     --        84,800
                                            -------  -------    ----      -------
Interest expense
  Deposits................................   23,151   11,461               34,612
  Borrowings..............................    1,157    1,289                2,446
                                            -------  -------    ----      -------
Total interest expense....................   24,308   12,750     --        37,058
                                            -------  -------    ----      -------
Net interest income.......................   30,051   17,691     --        47,742
Provision for loan losses.................    1,362    1,620                2,982
                                            -------  -------    ----      -------
Net interest income after provision for
 loan losses..............................   28,689   16,071     --        44,760
                                            -------  -------    ----      -------
Other income
  Fees and service charges................    3,248    1,466                4,714
  Trust fees..............................      379    2,162                2,541
  Securities gains........................    1,050      136                1,186
  Gain on sale of loans...................      --       886                  886
  Other operating income..................    2,251    1,343                3,594
                                            -------  -------    ----      -------
Total other income........................    6,928    5,993     --        12,921
                                            -------  -------    ----      -------
Other expenses
  Salaries and benefits...................   13,129    7,639               20,768
  Occupancy...............................    2,318    1,524                3,842
  Furniture and equipment.................    1,737    1,064                2,801
  Amortization of excess cost over fair
   value of assets acquired...............      --       834                  834
  Other...................................   10,162    5,412               15,574
                                            -------  -------    ----      -------
Total other expense.......................   27,346   16,473     --        43,819
                                            -------  -------    ----      -------
Income before income taxes and cumulative
 effect of change in accounting...........    8,271    5,591     --        13,862
Income taxes..............................      884    1,580     --         2,464
                                            -------  -------    ----      -------
Income before cumulative effect of change
 in accounting............................    7,387    4,011     --        11,398
Cumulative effect of change in accounting.      898      --                   898
                                            -------  -------    ----      -------
Net Income................................  $ 8,285  $ 4,011     --       $12,296
                                            =======  =======    ====      =======
Earnings per share
  Income before cumulative effect of
   change in accounting...................     2.43     0.55                 0.54
  Cumulative effect of change in account-
   ing....................................     0.30      --                  0.05
                                            -------  -------              -------
Net earnings..............................  $  2.73  $  0.55              $  0.59
                                            =======  =======              =======
Weighted average common and common
 equivalent shares outstanding............    3,036    6,245               19,872
                                            =======  =======              =======

                  See Notes to Pro Forma Financial Statements.

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) The merger of Northern Illinois and Premier with and into GPF will be accounted for as a pooling of interests. Each share of Northern Illinois and Premier common stock will be converted into 4.250 shares and 1.116 shares of GPF common stock respectively. Based upon the shares of common stock of Northern Illinois and Premier outstanding as of March 31, 1996, 12,566,332 and 7,309,926 shares of GPF Common Stock will be issued to the respective holders of Northern Illinois Common Stock and Premier Common Stock.

(2) Each of the 7,250 shares of Premier Series B Preferred Stock will be exchanged for one share of GPF Series B Preferred Stock, and each of the 2,000 shares of Premier Series D Preferred Stock will be exchanged for one share of GPF Series C Preferred Stock.
(3) Premier intends to redeem all of the 5,000 outstanding shares of Series A Preferred Stock at stated value prior to the Effective Time using borrowed funds. This redemption is assumed to have occurred on March 31, 1996.

(4) Earnings per share for the three months ended March 31, 1996 and 1995 and the fiscal years ended December 31, 1995, 1994 and 1993 were computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares and stock options outstanding during such period. The aggregate amount of preferred stock dividends paid for the three months ended March 31, 1996 and 1995 and the fiscal years ended December 31, 1995, 1994 and 1993, were $276,563, $276,563, $1,106,250,
    $1,204,558 and $592,282, respectively.

               CERTAIN INFORMATION CONCERNING NORTHERN ILLINOIS

CERTAIN BENEFICIAL OWNERS OF NORTHERN ILLINOIS COMMON STOCK

  The following table sets forth information regarding the shares of Northern Illinois Common Stock beneficially owned, as well as of GPF Common Stock beneficially owned on a pro forma basis, by holders known by Northern Illinois to have beneficially owned more than 5% of the voting securities of Northern Illinois as of June 17, 1996.

                         NORTHERN ILLINOIS COMMON          GPF COMMON STOCK TO
                         STOCK BENEFICIALLY OWNED         BE BENEFICIALLY OWNED
                           AS OF JUNE 17, 1996             AFTER THE MERGER(2)
                         ------------------------------   ------------------------
                           NUMBER           PERCENT OF      NUMBER     PERCENT OF
NAME AND ADDRESS          OF SHARES          CLASS(1)     OF SHARES       CLASS
- ----------------         --------------    ------------   ------------ -----------
Brenton J. Emerick......        287,499(3)         9.72%     1,221,870       6.13%
350 Glendenning Place
Waukegan, IL 60085
Keeco, Inc. ............        249,489(5)         8.44%     1,060,328       5.32%
20 S. Clark Street
Suite 2310
Chicago, IL 60603
Howard A. McKee.........      1,533,848(4)        51.88%     6,518,854      32.72%
26990 Countryside Lake
Drive
Mundelein, IL 60060
Northland Insurance
Agency, Inc. ...........        258,054(5)         8.73%     1,096,729       5.50%
20 S. Clark Street
Suite 2310
Chicago, IL 60603

- --------
(1) Based upon 2,956,784 shares outstanding.

(2) Pro Forma percentages represent beneficial ownership of issued and outstanding GPF Common Stock after consummation of the Merger based upon each holder's beneficial ownership of Northern Illinois Common Stock as of June 17, 1996, and are based upon 19,923,653 shares of GPF Common Stock outstanding.
(3) Excludes 34,190 shares held by Mr. Emerick's spouse, as to all of which Mr. Emerick disclaims beneficial interest. Includes 113,437 shares held by Municipal Insurance Company in which Mr. Emerick shares investment power.
(4) Excludes 36,913 shares held by Mr. McKee's spouse, as to all of which Mr. McKee disclaims beneficial interest. Includes 249,489 shares held by Keeco and 258,054 shares held by Northland Insurance, as to which Mr. McKee shares investment power (see note 5 below). Excludes 118,745 shares held by corporations that Mr. McKee's family members and/or business interests control, as to all of which Mr. McKee disclaims beneficial interest.
(5) Mr. McKee personally owns 34.00% of the outstanding stock of Northland Insurance, and with his family and associates he controls 100%. He also personally owns 49.90% of the outstanding stock of Keeco and with his family and associates he controls 100%. The shares held by these companies are also included in the shares controlled by Mr. McKee.

  The following table sets forth information regarding the shares of Northern Illinois Common Stock beneficially owned, as well as of GPF Common Stock beneficially owned on a pro forma basis, by each director of Northern Illinois and all of Northern Illinois' directors and executive officers as a group as of June 17, 1996.

                         NORTHERN ILLINOIS COMMON             GPF COMMON STOCK TO
                         STOCK BENEFICIALLY OWNED            BE BENEFICIALLY OWNED
                            AS OF JUNE 17, 1996               AFTER THE MERGER(2)
                         --------------------------------    ------------------------
                            NUMBER            PERCENT OF       NUMBER     PERCENT OF
NAME                     OF SHARES(1)          CLASS(2)      OF SHARES       CLASS
- ----                     --------------       -----------    ------------ -----------
DIRECTORS:
Jean M. Barry...........         138,293(4)           4.68%       587,745       2.95%
Harold J. Bystricky.....           1,001                 *          4,254          *
Frank J. Callero........          27,619(5)              *        117,380          *
Alan J. Emerick.........          12,381(6)              *         52,619          *
Brenton J. Emerick......         287,499(7)           9.72%     1,221,870       6.13%
James Esposito..........           7,019(8)              *         29,830          *
Robert W. Hinman........         130,893(9)           4.43%       556,295       2.79%
Howard A. McKee.........       1,533,848(10)         51.88%     6,518,854      32.72%
All Directors, Nominees
 and Executive Officers
 as a group (11 persons,
 including all those
 listed above)..........       1,917,434             64.85%     8,149,094      40.90%

- --------
 *  Less than one percent (1%).
 (1) The information contained in this column is based upon information furnished to Northern Illinois by the individuals named in the table. Except as set forth in the following notes, each individual has sole voting and investment power with respect to the shares owned by him or her.
 (2) Based upon 2,956,784 shares outstanding.

 (3) Pro Forma percentages represent beneficial ownership of issued and outstanding GPF Common Stock after consummation of the Merger based upon each holder's beneficial ownership of Northern Illinois Common Stock as of June 17, 1996, and are based upon 19,923,653 shares of GPF Common Stock outstanding.
 (4) Includes 1,441 shares held by Ms. Barry as custodian for minor children. Includes 113,437 shares held by Municipal Insurance Company and 5,308 shares held by Public Service Investment & Management Corporation in which Ms. Barry shares investment power. Ms. Barry is Mr. McKee's daughter.
 (5) Includes 2,560 shares held by Mr. Callero's spouse.
 (6) Excludes 3,387 shares held by Mr. Emerick's spouse, as to all of which Mr. Emerick disclaims beneficial interest. Alan J. Emerick is Brenton J. Emerick's son.
 (7) Excludes 34,190 shares held by Mr. Emerick's spouse, as to all of which Mr. Emerick disclaims beneficial interest. Includes 113,437 shares held by Municipal Insurance Company in which Mr. Emerick shares investment power, the shares of which are also included in the beneficial interest ascribed to Ms. Barry and Mr. Hinman.
 (8) Includes 6,662 shares held jointly with Mr. Esposito's spouse. Excludes 4,299 shares held by Mr. Esposito's spouse, as to all of which Mr. Esposito disclaims beneficial interest.
 (9) Excludes 17,644 shares held by Mr. Hinman's spouse, as to all of which Mr. Hinman disclaims beneficial interest. Includes 113,437 shares held by Municipal Insurance Company in which Mr. Hinman shares investment power, the shares of which are included in the beneficial interest ascribed to Ms. Barry and Mr. Brenton Emerick. Mr. Hinman is Mr. McKee's son-in-law.
(10) Excludes 36,913 shares held by Mr. McKee's spouse, as to all of which Mr. McKee disclaims beneficial interest. Includes 249,489 shares held by Keeco, Inc, and 258,054 shares held by Northland Insurance Agency, Inc., as to which Mr. McKee shares investment power. Excludes 118,745 shares held by corporations that Mr. McKee's family members and/or business interests control, as to all of which Mr. McKee disclaims beneficial interest.

  William T. Theobald, who is expected to serve as an executive officer of GPF following the Merger, currently beneficially owns 50 shares of Northern Illinois Common Stock, amounting to less than one percent (1%) of such stock.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid by Northern Illinois or its subsidiaries in the last three fiscal years to those executive officers of Northern Illinois who are currently expected to be executive officers of GPF after the Effective Time.

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                                     -------------------------
                                                               LONG TERM(2) ALL OTHER(3)
NAME AND PRINCIPAL POSITION(S)  YEAR  SALARY   BONUS  OTHER(1) COMPENSATION COMPENSATION
- ------------------------------  ---- -------- ------- -------- ------------ ------------
Robert W. Hinman........        1995 $219,000 $ 1,095 $ 9,750                  24,000
President and Chief Ex-
 ecutive                        1994  210,000  31,203  11,650                  30,972
Officer of Northern Il-
 linois                         1993  188,093  10,000  10,200                  24,868
Alan J. Emerick.........        1995 $136,000 $35,782 $ 6,500                  24,781
Executive Vice President
 of                             1994  130,000  32,500   5,000                  28,608
Northern Illinois,
 Chairman and                   1993  120,000  34,500   5,200                  17,600
CEO of Grand National
 Bank-
Niles, President of
 Grand
National Bank-Waukegan
William T. Theobald.....        1995 $105,000 $23,037 $ 2,600                  17,293
Chief Credit Officer,
 Grand                          1994  100,000  18,750   2,100                  20,940
National Bank; Presi-
 dent, Grand                    1993   80,000  20,000   3,000                  12,546
National Bank-Crete

- --------
(1) Represents committee and director fees paid by the subsidiary banks.
(2)Northern Illinois does not provide long-term compensation as defined by the Commission.
(3) All other compensation consists, mainly, of Northern Illinois' contributions to the profit sharing plan and Northern Illinois' non-qualified deferred compensation plan.

PENSION PLANS

  American National Bank & Trust Company of Waukegan, Illinois, a predecessor by merger to Grand National Bank, had a defined benefit retirement plan which was fully funded as of December 31, 1988. This Plan was terminated as of March 31, 1989. On December 13, 1991, all assets under this terminated plan were distributed to the participants. Brenton J. Emerick received a lump sum payment of $383,869 and Howard A. McKee is receiving benefits of $4,230.12 per year.

COMPENSATION OF DIRECTORS

  Directors of Northern Illinois are currently paid a fee of $400 per meeting for each meeting of the board of directors attended by the director. In addition, those directors of Northern Illinois who are also directors of Grand National Bank are paid an annual retainer of $2,400, plus $200 for each meeting of the board of directors of Grand National Bank attended by the director.

  During 1995 no directors' fees were paid to the directors of Northern Illinois for their service on the board or for membership on any committees of Northern Illinois. Directors of Northern Illinois' subsidiary banks (which were subsequently merged into Grand National Bank) were paid between $200 and $400 for each board meeting attended, and all of the nominee directors received directors' fees from Northern Illinois' subsidiaries for service on the boards of directors of which they were a member during the 1995 fiscal year. In addition, some of the subsidiary banks' committees paid committee members a fee of various amounts from $25 to $200 for each committee meeting of the subsidiary bank attended.

OTHER TRANSACTIONS WITH MANAGEMENT

  Northern Illinois has no employment agreements with any of its employees. Howard A. McKee is retained by Grand National Bank pursuant to a consulting agreement which expires February 17, 2000 or earlier upon the mutual agreement of the parties. Mr. McKee receives a consulting fee for his services of $80,000 per year. In addition, Mr. McKee, who is a lawyer, received legal fees for his services from the Northern Illinois' subsidiary banks of $73,627, $65,855 and $84,188 for the years 1995, 1994 and 1993, respectively.

  Some of the directors of Northern Illinois and companies with which they are associated were customers of, and had banking transactions with, subsidiaries of Northern Illinois in the ordinary course of business during the 1995 fiscal year. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management of Northern Illinois, did not involve more than a normal risk of collectibility or present other unfavorable features. As of the date of this Joint Proxy Statement--Prospectus, no such loans were in default or the subject of any reserve for possible losses. As of June 17, 1996, loans aggregating approximately $22,988,000 were outstanding to directors, executive officers and certain associates of such directors and executive officers.

                  ADDITIONAL FINANCIAL INFORMATION CONCERNING
                               NORTHERN ILLINOIS

AVERAGE BALANCES, INTEREST AND AVERAGE RATES EARNED AND PAID

  The following table presents the average balances of major categories of interest earning assets and interest bearing liabilities of Northern Illinois, the interest earned or paid on such categories, and the average yield on such categories of interest earning assets and the average rates paid on such categories of interest bearing liabilities during each of the reported periods, in thousands of dollars:

                                                         YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------------------------
                                      1995                          1994                          1993
                          ----------------------------- ----------------------------- -----------------------------
                          AVERAGE             AVERAGE   AVERAGE             AVERAGE   AVERAGE             AVERAGE
ASSETS                    BALANCE   INTEREST YIELD/RATE BALANCE   INTEREST YIELD/RATE BALANCE   INTEREST YIELD/RATE
- ------                    --------  -------- ---------- --------  -------- ---------- --------  -------- ----------
Interest earning assets
 Interest bearing
  deposits in other
  banks.................  $    361  $    22     6.09%   $  3,173  $   142     4.51%   $  5,560  $   188     3.38%
 Investment securities
  (1)
 Taxable................   239,278   13,604     5.69     249,976   11,968     4.79     236,377   11,884     5.03
 Tax exempt (2).........    74,827    4,588     6.13      81,114    4,920     6.07      88,076    5,649     6.41
Federal funds sold......    14,000      809     5.78       9,977      515     5.16      10,312      356     3.45
Loans (3)...............   508,422   45,379     8.93     450,327   38,094     8.46     419,752   36,282     8.64
                          --------  -------             --------  -------             --------  -------
Total interest earning
 assets/interest income.   836,888   64,402     7.70     794,567   55,639     7.00     760,077   54,359     7.15
Cash and due from banks.    25,732                        27,440                        33,767
Premises and equipment..    22,459                        22,393                        20,579
Other assets............    16,394                        16,902                        21,013
Securities valuation-
 available for
 sale (1)...............     2,301                           518
Allowance for loan loss-
 es.....................    (5,771)                       (6,314)                       (6,349)
                          --------                      --------                      --------
Total...................  $898,003                      $855,506                      $829,087
                          ========                      ========                      ========
LIABILITIES AND SHARE-
 HOLDERS' EQUITY
- ----------------------
Interest bearing liabil-
 ities
 Demand deposits........  $168,715    5,326     3.16    $151,076    3,477     2.30    $152,460    3,957     2.60
 Savings deposits.......   157,536    4,396     2.79     174,456    4,280     2.45     173,388    4,993     2.88
 Other time deposits....   325,066   18,675     5.74     296,250   13,932     4.70     285,229   14,201     4.98
 Short-term borrowings..    42,079    2,536     6.03      46,276    1,974     4.27      36,288    1,153     3.18
 Long-term borrowings...     6,555      448     6.83       2,148      136     6.33          55        4     7.27
                          --------  -------             --------  -------             --------  -------
Total interest bearing
 liabilities/interest
 expense................   699,951   31,381     4.48     670,206   23,799     3.55     647,420   24,308     3.75
                                    -------                       -------                       -------
Noninterest bearing de-
 posits.................   105,857                       103,365                       102,363
Other liabilities.......     9,534                         6,519                         8,257
Shareholders' equity....    82,661                        75,416                        71,047
                          --------                      --------                      --------
Total...................  $898,003                      $855,506                      $829,087
                          ========                      ========                      ========
Net interest income.....            $33,021     3.22%             $31,840     3.45%             $30,051     3.40%
                                    =======     ====              =======     ====              =======     ====
Net yield on interest
 earning assets.........                        3.95%                         4.01%                         3.95%
                                                ====                          ====                          ====

- --------
(1) Investments are at amortized cost. The valuation from amortized cost to market for available for sale securities is shown separately.
(2) Yields are not on a tax-equivalent basis.
(3) Average volume includes nonaccrual loans.

RATE/VOLUME ANALYSIS

  The following table shows the dollar amount of changes in Northern Illinois' interest income and expense for the year 1995 and 1994 attributable to changes in (a) volume, (b) rate, and (c) both volume and rate, in thousands of dollars:

                          1995 COMPARED TO 1994*        1994 COMPARED TO 1993*
                         ----------------------------  ----------------------------
                         TOTAL                         TOTAL
                         CHANGE  VOLUME   RATE   BOTH  CHANGE  VOLUME   RATE   BOTH
                         ------  ------  ------  ----  ------  ------  ------  ----
Increase (decrease) in
 Interest income
  Interest bearing
   deposits in other
   banks................  (120)   (126)      51   (46)   (45)    (81)      63   (27)
  Investment securities
    Taxable............. 1,636    (512)   2,244   (96)    83     684     (568)  (33)
    Tax exempt..........  (322)   (381)      53    (4)  (729)   (447)    (307)   24
  Federal funds sold....   294     208       62    25    159     (12)     176    (6)
  Loans................. 7,285   4,914    2,100   271  1,812   2,643     (774)  (56)
                         -----   -----   ------  ----  -----   -----   ------  ----
      Total interest
       income........... 8,763   4,103    4,510   150  1,280   2,788   (1,410)  (97)
                         -----   -----   ------  ----  -----   -----   ------  ----
 Interest expense
  Deposits
    Demand.............. 1,849     406    1,292   151   (480)    (36)    (448)    4
    Savings.............   116    (415)     588   (57)  (713)     31     (739)   (5)
    Time................ 4,743   1,355    3,088   300   (269)    549     (787)  (30)
  Short-term borrowings.   562    (179)     815   (74)   821     317      395   109
  Long-term borrowings..   312     279       11    22    132     152       (1)  (20)
                         -----   -----   ------  ----  -----   -----   ------  ----
      Total interest
       expense.......... 7,582   1,446    5,794   342   (509)  1,013   (1,580)  (58)
                         -----   -----   ------  ----  -----   -----   ------  ----
Net interest income..... 1,181   2,657   (1,284) (192) 1,789   1,775      170  (155)
                         =====   =====   ======  ====  =====   =====   ======  ====

- --------
* Total change may not cross foot due to rounding.

SECURITIES PORTFOLIO

  The carrying values of Northern Illinois' securities held for investment on the dates indicated were as follows, in thousands of dollars:

                                                               DECEMBER 31,
                                                           --------------------
                                                           1995  1994    1993
                                                           ---- ------- -------
   Obligations of states and political subdivisions....... $-0- $73,661 $87,797
   Equity securities......................................                2,077
                                                           ---- ------- -------
     Total................................................ $-0- $73,661 $89,874
                                                           ==== ======= =======

  The carrying values of Northern Illinois' securities available for sale on the dates indicated were as follows, in thousands of dollars:

                                                             DECEMBER 31,
                                                      --------------------------
                                                        1995     1994     1993
                                                      -------- -------- --------
   U. S. Treasury securities........................  $ 53,930 $ 88,674 $ 98,030
   U. S. Government agencies........................    32,024   57,893   48,242
   Obligations of states and political subdivisions.    96,712
   Corporate and foreign debt securities............    39,629   43,592   55,491
   Mortgage-backed securities.......................    79,987   42,482   42,942
   Equity securities................................    30,962   16,555   18,083
                                                      -------- -------- --------
     Total..........................................  $333,244 $249,196 $262,788
                                                      ======== ======== ========

  Maturities of Northern Illinois' securities available for sale and the weighted average yield as of December 31, 1995 are as follows, in thousands of dollars. Yields are not on a tax-equivalent basis.

                                        DUE AFTER DUE AFTER
                               DUE IN    1 YEAR    5 YEARS
                               1 YEAR    THROUGH   THROUGH  DUE AFTER
                              OR LESS    5 YEARS  10 YEARS  10 YEARS   TOTAL
                              --------  --------- --------- --------- --------
U. S. Treasury securities.... $ 46,337   $ 7,593                      $ 53,930
                                  5.15%     4.58%                         5.07%
U. S. Government agencies.... $ 32,024                                $ 32,024
                                  5.43%                                   5.43%
Obligations of states and
 political subdivisions...... $  7,409   $26,150   $28,655   $34,498  $ 96,712
                                  6.00%     6.30%     6.24%     5.77%     6.09%
Corporate and foreign debt
 securities.................. $ 15,038   $18,981   $ 2,002   $ 3,608  $ 39,629
                                  6.29%     6.09%     9.21%     6.34%     6.35%
Mortgage-backed securities...                                         $ 79,987
                                                                          6.75%
                              --------   -------   -------   -------  --------
  Total debt securities...... $100,808   $52,724   $30,657   $38,106  $302,282
                                  5.47%     5.98%     6.43%     5.82%     6.05%
Equity securities............                                         $ 30,962
                                                                      --------
  Total securities...........                                         $333,244
                                                                      ========

  The purpose of the security portfolio is to provide earnings, a source of liquidity and quality return on investment. The composition of the portfolio seeks to balance credit risk, liquidity considerations, maximization of yield and total return. As of December 31, 1995, approximately 29% of the total carrying value of securities available for sale consisted of obligations of states and political subdivisions, 25.8% consisted of U.S. Treasury and U.S. government securities, 24% consisted of mortgage-backed securities, 11.9% consisted of corporate and foreign debt securities, and 9.3% consisted of equity securities.

  Investments in U. S. Treasury and U. S. Government Agency obligations are generally considered to have a low credit risk and low liquidity risk and are utilized as collateral for borrowing and public deposits. Northern Illinois generally limits its investments in obligations of states and political subdivisions to securities that are rated investment grade by a recognized national rating organization if the issuer of the securities is located outside of Northern Illinois' market area. Northern Illinois does not require that a security be rated investment grade if the issuer is a state or political subdivision within its market area. Investments in state and political subdivisions are used as collateral for public deposits and are considered higher in credit and liquidity risk than U. S. Treasury and U. S. Government Agency obligations.

  Northern Illinois' investments in corporate and foreign securities consist primarily of securities rated investment grade by recognized national rating organizations. Such securities also include approximately $2.2 million in non-rated privately placed debt of other financial institutions. Foreign securities are limited to dollar- denominated obligations and comprise less than 1% of the carrying value of the securities portfolio. Generally, the yields for corporate and foreign securities are greater than those for U. S. Treasury and Government Agency obligations, but such securities are subject to greater credit and liquidity risks.

  Mortgage-backed securities consist, almost exclusively, of collateralized mortgage obligations ("CMO's"), all of which are collateralized by FNMA, FHLMC and GNMA mortgage-backed securities. The CMO's held by Northern Illinois are well-structured, with highly defined prepayment windows. Mortgage-backed securities are also used to collateralize borrowing and certain public deposits.

  Mortgage-backed securities involve a higher level of risk than U. S. Treasury and U. S. Government Agency obligations due in part to prepayment uncertainties. Prepayments of the underlying mortgages may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accreted over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security. The actual prepayments of the underlying mortgages depend on many factors, including the types of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates.

  If the coupon rate of the underlying mortgages significantly exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates prepayment of the underlying mortgages, causing an investor's principal to be returned sooner than expected. Under such circumstances, principal may have to be reinvested at a lower rate of interest. Conversely, rising market interest rates may slow anticipated prepayment speeds, causing principal to be committed longer than expected. Under such circumstances, opportunities to earn a higher rate of interest on alternative investments may be lost. Prepayment experience is more difficult to estimate for adjustable rate mortgage-backed securities.

  Through its investment in equity securities, Northern Illinois seeks to achieve a high long-term total return and diversification in the capital markets. Of the $30,962,000 carrying value of Northern Illinois' equity securities at December 31, 1995, $11,049,000, or 36%, consisted of unrealized gains. At December 31, 1995, common stock of the Student Loan Marketing Association accounted for 45% of the amortized costs and 74% of the unrealized gains on equity securities, respectively. Equity securities carry the highest overall risk within the securities portfolio and are not considered a primary liquidity source.

  At December 31, 1995, the carrying value of common stock of the Student Loan Marketing Association held by Northern Illinois exceeded 10% of stockholders' equity as of that date. At December 31, 1995, the aggregate book value of such stock was $8,928,000, and the aggregate market value was $17,127,000.

LOAN PORTFOLIO

  The following table shows the classification of Northern Illinois' loans on the dates indicated, in thousands of dollars:

                                                   DECEMBER 31,
                                   --------------------------------------------
                                     1995     1994     1993     1992     1991
                                   -------- -------- -------- -------- --------
   Commercial and industrial...... $104,085 $ 82,039 $ 86,193 $ 72,042 $ 65,373
   Real estate-construction.......   41,413   39,296   34,659   36,999   37,860
   Real estate-mortgage...........  353,916  312,520  281,058  265,671  244,673
   Installment loans to
    individuals...................   49,944   46,397   35,957   29,341   32,928
   Bankers acceptances............                                        4,167
                                   -------- -------- -------- -------- --------
     Total........................ $549,358 $480,252 $437,867 $404,053 $385,001
                                   ======== ======== ======== ======== ========

  An active credit risk management process is used for the loan portfolio to ensure that sound and consistent credit decisions are made. Commercial and industrial loans consist mainly of lines of credit and installment loans. They are subject to risks associated with the economic climate and with the borrower's ability to successfully manage its business and financial operations. Commercial and industrial loans are underwritten to internal standards governed by established policies and procedures in order to control credit risk. Borrower relationships are reviewed on an on-going basis. For commercial and industrial loans, collateral is generally required with loan to value ratios ranging from 40% to 100% depending upon the type of collateral. Unsecured commercial and industrial loans are made when creditworthy borrowers are well known to Grand National Bank or the other subsidiary banks of Northern Illinois prior to the consolidation of the charters of the Northern Illinois in February, 1996 (collectively, the "Northern Illinois Banks").

  Real estate-construction loans are carefully reviewed by the Northern Illinois Banks for feasibility and economic viability of the projects. An independent appraisal of the property is required, and the loans are generally subject to maximum loan to value ratios of 70% or up to 100% when takeout commitments are procured. Land acquisition and development loans are subject to loan to value ratios of 60% for unimproved land and 70% for improved land.

  Real estate construction lending generally offers higher returns, but also carries higher risks, than certain other types of loans. At the time that the loan is made, the value of the collateral securing the loan must be estimated on the basis of a projected selling price for the completed building or residence, which is typically not completed until some time later, and correlated with the estimated building and other costs (including interest costs). Changes in the demand for new housing in the area and higher-than-anticipated building costs may cause actual results to vary significantly from those estimated. Additionally, the working out of a problem construction loan is complicated by the fact that in-process buildings are difficult to sell and typically must be completed in order to be successfully sold. This may require Northern Illinois' subsidiary bank to advance additional funds and contract with another builder to complete the project.

  The real estate-mortgage category of loans includes residential real estate mortgage loans which consist primarily of conventional home mortgages and home equity loans. Conventional home mortgages are generally underwritten to meet the requirements of institutional investors in the secondary market. Residential real estate loans generally contain a limit for the maximum loan to collateral value of 80% or up to 90% if private mortgage insurance is obtained.

  Also included in the real estate-mortgage category are loans secured by non-residential properties. Loans of this type are mainly business, industrial or multi-family properties. These mortgage loans are generally subject to a 75% loan to collateral value limitation. Business, industrial or multi-family real estate loans generally involve higher returns, but also carry a higher degree of credit risk, than one- to four-family residential mortgage loans. The principal amount of such loans is typically higher, and the repayment of such loans generally depends on the property producing income sufficient to cover operating expenses and service the debt. Due to circumstances beyond the borrower's control, such as general economic conditions, income from the property may be reduced, thus impairing the borrower's ability to repay the loan.

  Installment loans to individuals are made based on, among other things, the financial stability, repayment ability, and credit history of the borrowers. Individuals are generally required to provide collateral with maximum loan-to-value ratios generally ranging from 80% to 90%. Unsecured loans for personal use are available to customers who are considered financially stable and have an excellent credit history, solid net worth and good liquidity.

  Commercial, real estate and installment loans are granted to customers primarily located in the Illinois counties of Cook, Lake, McHenry and Will. As part of the credit risk management process, the Northern Illinois Banks analyze the loan portfolio as a whole for concentrations of loans by collateral type, loan purpose, and industrial classifications of the borrowers. As of December 31, 1995, the real estate-mortgage category included $146.3 million of loans secured by 1-4 family residential properties of which $93.8 million are first mortgages and $52.5 million are junior mortgages. The real estate-mortgage category also includes $176.3 million of loans secured by non-farm non-residential properties. As of December 31, 1995, the Northern Illinois Banks were not aware of any loan concentrations not otherwise disclosed above that would exceed 10% of total loans to borrowers engaged in similar activities.

  The following is a summary of maturities of Northern Illinois' loans by certain categories at December 31, 1995, in thousands of dollars:

                                                   DUE AFTER
                                                    1 YEAR
                                        DUE IN      THROUGH  DUE AFTER
                                    1 YEAR OR LESS  5 YEARS   5 YEARS   TOTAL
                                    -------------- --------- --------- --------
   Commercial and industrial
    (including bankers acceptances
    and commercial paper)..........    $41,925      $57,481   $4,679   $104,085
   Real estate construction loans..     24,606       15,517    1,290     41,413
   Interest rate sensitivity of
    loans due after
    one year with:
     Fixed rates of interest.......                                      53,830
     Adjustable interest rates.....                                      25,137

  Northern Illinois' nonaccrual loans at the dates indicated were as follows, in thousands of dollars:

                                                       DECEMBER 31,
                                  MARCH 31, ----------------------------------
                                    1996     1995   1994   1993   1992   1991
                                  --------- ------ ------ ------ ------ ------
   Commercial, financial and
    agricultural.................  $  609   $  143 $  245 $  914 $2,098 $1,914
   Real estate construction......     378      800    900    900  1,414    358
   Real estate mortgage..........   3,223    2,675  2,620  2,636  5,340  5,082
   Installment loans to
    individuals..................     143      155    267    102    156     83
                                   ------   ------ ------ ------ ------ ------
                                   $4,353   $3,773 $4,032 $4,552 $9,008 $7,437
                                   ======   ====== ====== ====== ====== ======

  Other impaired loans under Statement of Financial Accounting Standards ("SFAS") No. 114 not included in Northern Illinois' nonaccrual loans above as of December 31, 1995 were as follows, in thousands of dollars:

             Real estate construction.......... $1,257
             Real estate mortgage..............    383

  Northern Illinois' restructured loans at dates indicated were as follows, in thousands of dollars:

                                                        DECEMBER 31,
                                    MARCH 31, --------------------------------
                                      1996    1995  1994   1993   1992   1991
                                    --------- ---- ------ ------ ------ ------
   Commercial, financial and
    agricultural...................   $       $ 22 $1,860 $2,063 $  225 $1,608
   Installment loans to
    individuals....................              8                   33
   Real estate-mortgage............    471     475  1,274  2,111  4,034  2,281
                                      ----    ---- ------ ------ ------ ------
                                      $471    $505 $3,134 $4,174 $4,292 $3,889
                                      ====    ==== ====== ====== ====== ======

  The following table shows interest income that would have been recorded in the year ended December 31, 1995 if the loans had been current in accordance with their original terms, in thousands of dollars:

                                                            IMPAIRED UNDER
                                                               SFAS 114    OTHER
                                                            -------------- -----
     Loans accounted for on a nonaccrual basis
       Commercial, financial and agricultural..............       18          4
       Real estate-construction............................      239
       Real estate-mortgage................................      112         98
       Installment loans to individuals....................                   9
     Troubled debt restructuring
       Commercial, financial and agricultural..............                   4
       Real estate-mortgage................................                  38
       Installment loans to individuals....................                   1

  The following table shows interest income that was received in the year ended December 31, 1995 on loans included above, in thousands of dollars:

                                                            IMPAIRED UNDER
                                                               SFAS 114    OTHER
                                                            -------------- -----
     Loans accounted for on a nonaccrual basis
       Real estate-construction............................      181
       Real estate-mortgage................................       35          4
       Installment loans to individuals....................                   2
     Troubled debt restructuring
       Commercial, financial and agricultural..............                   1
       Real estate-mortgage................................                  38
       Installment loans to individuals....................                   1

  The following table shows interest income that would have been recorded in the quarter ended March 31, 1996 if the loans had been current in accordance with their original terms, in thousands of dollars:

     Loans accounted for on a nonaccrual basis
       Commercial, financial and agricultural...............................  16
       Real estate-construction.............................................  10
       Real estate-mortgage.................................................  87
       Installment loans to individuals.....................................   7
     Troubled debt restructuring
       Real estate-mortgage.................................................   9

  The following table shows interest income that was received in the quarter ended March 31, 1996 on loans included above, in thousands of dollars:

     Loans accounted for on a nonaccrual basis
       Real estate-mortgage.................................................  29
     Troubled debt restructuring
       Real estate-mortgage.................................................   9

  The following is a discussion of Northern Illinois management's policy for placing loans on a nonaccrual status.

  A loan is placed in nonaccrual status when, in the best judgment of the management of the Northern Illinois Banks, its collectibility is doubtful. Generally, loans are placed in nonaccrual status when principal or interest is contractually past due 90 days, unless a loan is both adequately secured and in the process of collection.

  Accruing loans past due 90 days or more as to principal or interest (not included above) at the dates indicated were as follows, in thousands of dollars:

                                                             DECEMBER 31,
                                             MARCH 31, ------------------------
                                               1996    1995 1994 1993 1992 1991
                                             --------- ---- ---- ---- ---- ----
   Commercial, financial and agricultural...   $ 99    $ 30 $25  $12  $291 $110
   Real estate mortgage.....................    198     188  98   69   330  699
   Installment loans to individuals.........     27     163  61   41   149   65

  As of the end of each reported period, there were no loans outstanding, the terms of which had been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration of the financial position of the borrower (exclusive of items included in nonperforming loans listed above).

  At December 31, 1995, there were no loans not disclosed above as to which there were serious doubts about the ability of the borrower to comply with present repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

  An analysis of Northern Illinois' loan loss experience for each reported period, in thousands of dollars, is summarized as follows:

                            MARCH 31,          YEAR ENDED DECEMBER 31,
                          --------------  --------------------------------------
                           1996    1995    1995    1994    1993    1992    1991
                          ------  ------  ------  ------  ------  ------  ------
Balance at beginning of
 period.................  $5,585  $6,050  $6,050  $6,226  $5,447  $4,723  $4,239
                          ------  ------  ------  ------  ------  ------  ------
Charge-offs:
  Commercial, financial
   and agricultural.....      22     133     594     356     522   2,970   1,155
  Real estate
   construction.........                              55
  Real estate mortgage..                     159      67     329     423      47
  Installment loans to
   individuals..........     196     138     696     336     238     219     162
                          ------  ------  ------  ------  ------  ------  ------
                             218     271   1,449     814   1,089   3,612   1,364
                          ------  ------  ------  ------  ------  ------  ------
Recoveries:
  Commercial, financial
   and agricultural.....      32      26      83     164     422     110     125
  Real estate mortgage..                                                      46
  Installment loans to
   individuals..........      74      33     102     119      84      52      62
                          ------  ------  ------  ------  ------  ------  ------
                             106      59     185     283     506     162     233
                          ------  ------  ------  ------  ------  ------  ------
Net charge-offs.........     112     212   1,264     531     583   3,450   1,131
                          ------  ------  ------  ------  ------  ------  ------
Additions charged to
 expense................     306      64     799     355   1,362   4,174   1,615
                          ------  ------  ------  ------  ------  ------  ------
Balance at end of
 period.................  $5,779  $5,902  $5,585  $6,050  $6,226  $5,447  $4,723
                          ======  ======  ======  ======  ======  ======  ======
Ratio of net charge-offs
 during the period to
 average loans..........    0.08%   0.17%   0.25%   0.12%   0.14%   0.89%   0.30%
Ratio of nonaccrual and
 other impaired loans to
 total loans............    0.77%   0.73%   0.98%   0.84%   1.03%   2.23%   1.93%
Ratio of allowance for
 loan losses to
 nonaccrual and other
 impaired loans.........     132%    165%    103%    150%    137%     60%     64%

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                           (IN THOUSANDS OF DOLLARS)

                        QUARTER ENDED
                          MARCH 31,                                YEAR ENDED DECEMBER 31,
                       --------------- -------------------------------------------------------------------------------
                            1996            1995            1994            1993            1992            1991
                       --------------- --------------- --------------- --------------- --------------- ---------------
                                % OF            % OF            % OF            % OF            % OF            % OF
                               LOANS           LOANS           LOANS           LOANS           LOANS           LOANS
                              IN EACH         IN EACH         IN EACH         IN EACH         IN EACH         IN EACH
                              CATEGORY        CATEGORY        CATEGORY        CATEGORY        CATEGORY        CATEGORY
                              TO TOTAL        TO TOTAL        TO TOTAL        TO TOTAL        TO TOTAL        TO TOTAL
                       AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS
                       ------ -------- ------ -------- ------ -------- ------ -------- ------ -------- ------ --------
Commercial, financial
 and agricultural....  $1,069   17.9%  $1,032   19.0%  $1,826   17.1%  $3,355   19.7%  $2,191   17.8%  $1,877   18.0%
Real estate--
 construction........     433    6.7%     445    7.5      186    8.2       69    7.9      628    9.2      550    9.8
Real estate--
 mortgage............   3,786   67.1%   3,620   64.4    3,275   65.1    2,639   64.2    2,392   65.7    2,013   63.6
Installment loans to
 individuals.........     491    8.3%     488    9.1      763    9.6      163    8.2      236    7.3      283    8.6
                       ------  -----   ------  -----   ------  -----   ------  -----   ------  -----   ------  -----
                       $5,779  100.0%  $5,585  100.0%  $6,050  100.0%  $6,226  100.0%  $5,447  100.0%  $4,723  100.0%
                       ======  =====   ======  =====   ======  =====   ======  =====   ======  =====   ======  =====

  The amount of the additions to the allowance for possible loan losses charged to expense for the periods indicated were based on a variety of factors, including actual charge-offs during the year, historical loss experience, character of portfolio, specific loan allocations, industry guidelines and an evaluation of current and prospective economic conditions in the market areas of the Northern Illinois Banks. Additions to the allowance for loan losses for 1991 and 1992 were, largely, due to adverse economic conditions which contributed to credit deterioration especially in the commercial loan portfolios. The significant net charge offs and additions to the allowance in 1992 were primarily the result of the credit deterioration of several large commercial relationships. The ratio of nonaccrual and other impaired loans to total loans and the ratio of the allowance for loan losses to nonaccrual and other impaired loans were 2.23% and 60%, respectively.

  The economic environment improved in 1993 and greatly contributed to an improvement in credit quality. Net charge offs to average loans were 0.14% in 1993 and 0.89% in 1992. Non-performing loans declined 49% between period end 1992 and 1993. Similarly, the ratio of the allowance for loan losses to nonaccrual and other impaired loans went from 60% in 1992 to 137% in 1993. This contributed to a 67% decline in additions charged to expense from $4,174,000 in 1992 to $1,362,000 in 1993.

  A stable economy in 1994 assisted in the continued improvement in loan quality. Net charge offs to average loans declined to 0.12% in 1994, and the ratio of the allowance for loan losses to nonaccrual and other impaired loans increased to 150%. The overall improvement in loan quality was the major contributor in the decline in the amount of the addition charged to expense, from $1,362,000 in 1993 to $355,000 in 1994.

  In 1995, there was a reversal of the 1993 and 1994 positive trends in the ratio of net charge-offs to average loans and the ratio of the allowance for loan losses to nonaccrual and other impaired loans. The ratios of net charge offs to average loans and of the allowance for loan losses to nonaccrual and other impaired loans were 0.25% and 103%, respectively. The $1,264,000 in net charge offs was largely due to credit deterioration in a portfolio of retail installment sale contracts purchased from automobile dealers and in two commercial relationships. The net charge offs related to this credit deterioration contributed to the 125% increase in the additions charged to expense in 1995 when compared to 1994.

  The $306,000 addition to the allowance for loan losses charged to expense in the first quarter of 1996 was primarily due to loan growth during that period. Loans net of unearned income increased $13.7 million, from $548 million at December 31, 1995 to $561.7 million at March 31, 1996.

DEPOSITS

  The following table sets forth the classification of Northern Illinois' average deposits for the indicated periods, in thousands of dollars:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1994     1993
                                                     -------- -------- --------
     Noninterest bearing demand deposits............ $105,857 $103,365 $102,363
     Interest bearing demand deposits...............  168,715  151,076  152,460
     Savings deposits...............................  157,536  174,456  173,388
     Time deposits..................................  325,066  296,250  285,229

  The following table sets forth the average rates paid on Northern Illinois' deposits for the indicated periods:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1995     1994     1993
                                                      -------  -------  -------
     Interest bearing demand deposits................    3.16%    2.30%    2.60%
     Savings deposits................................    2.79     2.45     2.88
     Time deposits...................................    5.74     4.70     4.98

  The following table sets forth the maturities of Northern Illinois' time deposits of $100,000 or more, in thousands of dollars, for the period indicated:

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------
     Three months or less.....................................      $34,651
     Over three months to six months..........................       13,087
     Over six months to twelve months.........................       20,690
     Over twelve months.......................................       25,607
                                                                    -------
       Total..................................................      $94,034
                                                                    =======

RETURN ON EQUITY AND ASSETS

  The following table presents certain ratios relating to Northern Illinois' equity and assets:

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
     Return on average equity.......................   13.03%   10.12%   11.66%
     Return on average assets.......................    1.20      .89     1.00
     Dividend payout ratio..........................   22.04    31.56    27.50
     Average total shareholders' equity to average
      total assets..................................    9.20     8.82     8.57

SHORT-TERM BORROWINGS

  The following table presents selected information relating to Northern Illinois' short-term borrowings:

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
   Federal funds purchased and securities sold un-
    der agreements to repurchase...................  $32,372  $37,552  $43,210
   Average interest rate on amount outstanding at
    year end.......................................     5.64%    5.39%    2.82%
   Maximum month-end amount outstanding during the
    year...........................................  $44,419  $51,650  $44,288
   Average amount outstanding during the year......  $40,165  $43,925  $35,368
   Average interest rate on amount outstanding dur-
    ing the year...................................     5.62%    4.01%    3.03%

                      NORTHERN ILLINOIS AND SUBSIDIARIES

                                   GAP TABLE

                               DECEMBER 31, 1995
                                (IN THOUSANDS)

                                    YEAR 1   YEAR 2   YEAR 3 YEAR 4  YEAR 5   YEAR >5  TOTAL
                                    -------  -------  ------ ------- -------  ------- -------
Interest bearing
 deposits in other
 banks..................  Maturity    4,848        0       0       0       0        0   4,848
                          Rate        5.01%    0.00%   0.00%   0.00%   0.00%    0.00%   5.01%
                          Repricing   4,848        0       0       0       0        0   4,848
                          Rate        5.01%    0.00%   0.00%   0.00%   0.00%    0.00%   5.01%
Securities..............  Maturity  121,528   43,681  34,092  26,453     710  106,780 333,244
                          Rate        5.64%    6.37%   6.68%   6.28%   6.59%    5.26%   5.77%
                          Repricing 144,030   43,158  33,534  25,857      73   86,592 333,244
                          Rate        5.43%    6.37%   6.68%   6.27%   6.96%    5.54%   5.77%
Fed funds sold..........  Maturity    6,500        0       0       0       0        0   6,500
                          Rate        5.85%    0.00%   0.00%   0.00%   0.00%    0.00%   5.85%
                          Repricing   6,500        0       0       0       0        0   6,500
                          Rate        5.85%    0.00%   0.00%   0.00%   0.00%    0.00%   5.85%
Loans net of unearned
 income.................  Maturity  147,011   94,690  74,932  84,106  12,303  135,013 548,055
                          Rate        9.20%    8.90%   8.72%   8.67%   8.93%    8.34%   8.78%
                          Repricing 236,250   64,198  63,685  67,395  11,552  104,975 548,055
                          Rate        9.06%    8.87%   8.71%   8.62%   8.89%    8.23%   8.78%
Interest bearing
 deposits...............  Maturity  262,117  140,022  60,990  38,812  13,664  170,720 686,325
                          Rate        5.22%    5.08%   4.58%   4.59%   2.73%    3.10%   4.52%
                          Repricing 338,744  117,034  50,261  34,521  11,734  134,031 686,325
                          Rate        4.91%    5.32%   4.74%   4.68%   2.57%    2.89%   4.52%
Short-term borrowings...  Maturity   36,872        0       0       0       0        0  36,872
                          Rate        6.04%    0.00%   0.00%   0.00%   0.00%    0.00%   6.04%
                          Repricing  36,872        0       0       0       0        0  36,872
                          Rate        6.04%    0.00%   0.00%   0.00%   0.00%    0.00%   6.04%
Long-term borrowings....  Maturity    4,588    2,000       0   5,000       0        0  11,588
                          Rate        6.50%    6.50%   0.00%   5.85%   0.00%    0.00%   6.22%
                          Repricing   4,588    2,000       0   5,000       0        0  11,588
                          Rate        6.50%    6.50%   0.00%   5.85%   0.00%    0.00%   6.22%
Maturing gap............            (23,690)  (3,651) 48,034  66,747    (651)  71,073 157,862
Repricing gap...........             11,424  (11,678) 46,958  53,731    (109)  57,536 157,862
Cumulative maturing gap.            (23,690) (27,341) 20,693  87,440  86,789  157,862
Cumulative repricing
 gap....................             11,424     (254) 46,704 100,435 100,326  157,862

  ASSUMPTIONS: Principal payments of amortized loans and securities are based on the contractual schedule or assumed average life. Maturing and repricing of interest bearing liability balances that have no stated maturity (N.O.W., Money Market and Savings) are treated as 10-20% payable in the first year, 15-30% payable in the second year, 10-20% payable in the third year, 10% payable in the fourth year, 5-10% payable in the fifth year, and 15-45% payable in greater than 5 years. Maturity and repricing of interest earning assets with no stated maturity are treated as due in the greater than 5 year category. Quoted rates are average weighted rates. Subtotals may not foot due to rounding.

                 NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND
                ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
              CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 1996

  The following is Northern Illinois management's discussion and analysis of the financial condition of Northern Illinois and subsidiaries at March 31, 1996 (unaudited) when compared with December 31, 1995, and the results of operations for the three months ended March 31, 1996 compared to the three months ended March 31, 1995 (unaudited). This discussion and analysis should be read in conjunction with the Northern Illinois' consolidated financial statements and notes thereto appearing elsewhere in this Joint Proxy Statement-Prospectus.

  In February of 1996, all of the subsidiary banks of Northern Illinois were merged with and into a single bank charter under the title of Grand National Bank.

FINANCIAL CONDITION AT MARCH 31, 1996 COMPARED TO DECEMBER 31, 1995

  Total assets of the Northern Illinois decreased $9.9 million to $944.6 million from December 31, 1995 to March 31, 1996.

  Total securities declined $13.4 million for the comparative periods. Excluding the effect of accounting to market for investments available for sale, the amortized cost of total securities decreased $13.3 million. The reduction reflects the decrease in funding liabilities and loan growth.

  Loans net of unearned income increased $13.7 million from the year ended 1995. Increase in the commercial mortgage portfolio was the major contributor to this growth.

  Allowance for loan losses was 1.02% and 1.03% of loans net of unearned income on December 31, 1995 and March 31, 1996, respectively. Nonaccrual loans and loans past due 90 days or more and still accruing were .88% and .89% of loans net of unearned income as of December 31, 1995 and March 31, 1996, respectively.

  Other real estate owned increased approximately $0.5 million from $1.6 million on December 31, 1995 to $2.1 million on March 31, 1996. In April, 1996 Grand National Bank completed the sale of the largest component of other real estate owned which as of April 30, 1996 decreased the reported balance by $1.2 million.

  Historically, the first quarter reflects a net outflow of certain transaction based accounts including NOW and money market deposits. NOW and money market deposits decreased $9.9 million between December 31, 1995 and March 31, 1996. Northern Illinois does not expect this trend to continue for the remainder of 1996.

  Total borrowing decreased $11.6 million with $9.7 million of that decrease attributed to declines in customer contracts for securities sold with agreements to repurchase. Northern Illinois' management chose to discourage renewal or sale of these contracts and encourage the purchase of interest bearing time deposits.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

  Net Income. Net income decreased from $2,168,000 for the three months ended March 31, 1995 to $2,041,000 for the three months ended March 31, 1996.

  Net Interest Income. For the comparable periods both interest income and interest expense increased. The $1,760,000 increase in interest income was largely due to increases in loan volume. The $1,295,000 increase in interest expense was, primarily, due to rate and volume increases in the time deposit category. The average earning asset yield increased 26 basis points while average rates paid on interest earning liabilities increased 40 basis points resulting in a reduction in the net yield on average earning assets from 4.04% on March 31, 1995 to 3.97% on March 31, 1996.

  Provision for Loan Losses. Provision for loan losses was $64,000 and $306,000 for the three months ended 1995 and 1996, respectively. The increase was primarily reflective of the growth in loans net of unearned income. Loan charge offs net of recoveries to average loans net of unearned income were
 .04% on March 31, 1995 and .02% on March 31, 1996.

  Noninterest Income. Total noninterest income decreased from $1,735,000 on March 31, 1995 to $1,500,000 on March 31, 1996. The $281,000 comparative decrease in security gains was the major contributing factor.

  Fees for customer deposit services increased $104,000 from $825,000 in 1995 to $929,000 in 1996. The increase was primarily due to a restructuring and standardization of service charges to facilitate the February, 1996 merger of the four subsidiary banks of Northern Illinois.

  Other fees and operating income decreased $74,000 due, largely, to a one time litigation recovery recorded in the first quarter of 1995. Excluding this litigation recovery, the comparative periods would have shown an increase of approximately $75,000 of which the major contributor was fees associated with secondary market mortgage operations.

  Security gains decreased $281,000 from $293,000 for the three months ended March 31, 1995 to $12,000 for the three months ended March 31, 1996.

  Noninterest Expense. For the three months ended 1995 and 1996, noninterest expense rose $210,000 from $7,079,000 to $7,289,000.

  Salaries and benefits rose $401,000 from $3,733,000 for the three months ended March 31, 1995 to $4,134,000 for the three months ended March 31, 1996. Of the $401,000 increase 88% was attributed to compensation increases for merit and promotion plus an increase in full time equivalent employees from 399 in March of 1995 to 419 in March of 1996. As a result of the February, 1996 merger of the subsidiary banks, Northern Illinois' management anticipates that in the second quarter of 1996 one time salary payments of approximately $300,000 will be made pursuant to a reduction in force policy.

  Occupancy and equipment expense increased $82,000 from $1,022,000 in the first quarter of 1995 to $1,104,000 in the first quarter of 1996. The increase is, largely, attributed to the addition of three bank facilities that commenced operation between September, 1995 and February, 1996.

  Other expenses declined $269,000 from $2,029,000 to $1,760,000 for the periods ended March 31, 1995 and 1996, respectively. In late 1995, the Federal Deposit Insurance Corporation reduced the deposit premium rates to reflect that the Bank Insurance Fund had neared fully funded status. Deposit premiums declined $412,000 between the comparative periods and were offset, primarily, by material increases in postage, printing and legal costs related to the February, 1996 merger of the subsidiary banks. Northern Illinois' management anticipates merger expenses to be incurred through the remainder of 1996, related to the proposed merger with Premier.

  Income Taxes. Income taxes were $634,000 and $539,000 representing effective tax rates of 23% and 21% for the periods ended March 31, 1995 and 1996 respectively. The decline in the tax rate reflects the increased dollar volume associated with income exempt from federal income taxes.

SHAREHOLDER EQUITY

  Total shareholder equity includes net unrealized gains (losses) on securities available for sale net of tax. Removing the effect of the net unrealized gains (losses) of securities net of tax, shareholder equity would have been $79,516,000 on March 31, 1995 and $86,626,000 on March 31, 1996 or a
8.94% increase. Average shareholder equity to average assets was 8.73% and 10.02% on March 31, 1995 and March 31, 1996, respectively. On March 31, 1996, Northern Illinois' total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio were 13.78%, 12.92%, and 9.16%, respectively, and Grand National Bank met the definition of "well capitalized" for each of these ratios. See "NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995--Shareholders' Equity" for further information concerning regulatory capital requirements.

                 NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND
                ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
             CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

  The following is Northern Illinois management's discussion and analysis of the financial condition of Northern Illinois and its subsidiaries at December 31, 1995 when compared with December 31, 1994 and December 31, 1993 and the results of operations for the twelve month periods ended December 31, 1995, December 31, 1994 and December 31, 1993. This discussion and analysis should be read in conjunction with Northern Illinois' consolidated financial statements and notes thereto appearing elsewhere in this Joint Proxy Statement-Prospectus.

FINANCIAL CONDITION AT DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994 AND DECEMBER 31, 1993

  Total assets of Northern Illinois increased $12,833,000 to $872,563,000 from December 31, 1993 to December 31, 1994 and $81,891,000 to $954,454,000 from
December 31, 1994 to December 31, 1995. Average assets grew to $855,506,000 in 1994 and $898,003,000 in 1995 representing growth rates of 3.2% and 5.1%, respectively.

  Loans net of unearned income increased $42,226,000 from $436,029,000 on December 31, 1993 to $478,255,000 on December 31, 1994 and increased $69,800,000 to $548,055,000 on December 31, 1995. This represents growth of 9.7% and 14.6% for 1994 and 1995, respectively. Loan categories consist of commercial-industrial, real estate-construction, real estate-mortgage and installment loans to individuals. Between 1993 and 1995 these categories have all increased with the largest volume increases in commercial-industrial and real estate-mortgage. The 1994 and 1995 growth in loans was a result of a stable local economy and an increased focus on quality lending relationships. The total dollar amount of nonaccrual, restructured, 90 days past due and still accruing and other impaired loans has declined each year since 1993 from $8,848,000 in 1993 to $7,350,000 in 1994 and $6,299,000 in 1995. These totals represent 1.0%, .8% and .7% of total assets for the years ended 1993, 1994 and 1995, respectively.

  Total securities decreased $29,805,000 in 1994 and increased $10,387,000 in 1995. Of the decrease in 1994 and increase in 1995, $12,284,000 and $19,941,000 respectively are attributed to compliance with SFAS No. 115 which requires Northern Illinois to mark to market the securities that have been designated as available for sale. Growth rates based strictly on comparisons of amortized cost reflect decreases of 5.1% in 1994 and 2.9% in 1995. These decreases are largely attributed to funding requirements generated by Northern Illinois' loan growth. In November, 1995 the Financial Standards Accounting Board provided an opportunity for financial institutions to reclassify current securities without violating the provisions of SFAS No. 115. Northern Illinois availed itself of this opportunity by reclassifying all held to maturity securities to available for sale. Securities classified held to maturity generally could not be sold. This reclassification impacts the amount of Northern Illinois' current and future capital since unrealized gains (losses), net of tax on securities held for sale must be recorded in capital. However, since bank regulations do not recognize unrealized gains and losses for capital adequacy purposes, this reclassification now permits Northern Illinois to utilize all investment securities in managing interest rate risk and liquidity.

  Premises and equipment rose $740,000 in 1994 and an additional $225,000 in 1995. The 1994 increase was primarily due to land acquisition to facilitate parking expansion at a subsidiary bank, certain subsidiary bank interior renovations and computer equipment upgrades. The 1995 increase included fixed asset outlays associated with Northern Illinois' decision to transfer the function of item processing from a third party vendor to Northern Illinois' centralized operation division. The 1995 addition of two banking locations also contributed to the increase.

  Other real estate owned for the years ended 1993, 1994 and 1995 was $4,400,000, $1,575,000 and $1,610,000, respectively.

  Total deposits increased $12,463,000 to $741,701,000 from December 31, 1993 to December 31, 1994 and increased $58,463,000 to $800,164,000 as of December 31, 1995. Comparison of average balances for the components of deposit liabilities is more meaningful than comparison of period end volumes due to the balance swings associated with transaction type accounts. From 1993 through 1995 average balances for noninterest bearing transaction accounts showed modest growth. Average interest bearing deposits grew 1.8% in 1994 and 4.8% in 1995.

  Short-term borrowing was $45,335,000, $40,577,000 and $36,872,000 as of
December 31, 1993, 1994 and 1995, respectively. Short-term borrowing consists mainly of institutional sales of securities sold under agreement to repurchase and is used primarily as a substitute for collateralized deposits. Long-term borrowing increased from $300,000 in 1993 to $5,650,000 on December 31, 1994 and $11,588,000 for year end 1995. The increase was mainly attributed to a subsidiary bank borrowing from the Federal Home Loan Bank of Chicago to fund real estate-mortgage loans.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1993, DECEMBER 31, 1994 AND DECEMBER 31, 1995

  Net Income. Net income before applicable income taxes for the years ended 1993, 1994 and 1995 was $8,271,000, $9,773,000 and $14,242,000, respectively.

  Net Interest Income. Net interest income prior to provision for loan losses increased 5.9% in 1994 as compared to 1993 and increased 3.7% in 1995 as compared to 1994.

  For 1994 as compared to 1993, interest income increased $1,280,000, mainly due to increased loan volumes, while interest expense declined $509,000 due to rate reductions in interest-bearing deposits partially offset by volume increases in the time deposit and borrowing categories. The result was a 15 basis point decline in the yield on average earning assets from 7.15% in 1993 to 7.00% in 1994 and a 20 basis point reduction on average rate paid on interest-bearing liabilities from 3.75% in 1993 to 3.55% in 1994.

  For the comparative periods of 1995 and 1994 interest income increased $8,763,000 primarily due to volume increases in loans and rate increases in loans and taxable securities. Interest expense increased $7,582,000 due largely to volume increases in time deposits and rate changes in all interest bearing deposit categories. The 1994 monetary policy implemented by the Federal Reserve Board of Governors that repeatedly raised interest rates in order to slow economic activity and inflationary trends was a major cause in the reduction of the 1995 net interest margin. The yield on average earning assets increased 70 basis points from 7.00% in 1994 to 7.70% in 1995; however, the average rate paid on interest bearing liabilities rose 93 basis points from 3.55% in 1994 to 4.48% in 1995. The net interest margin, which is not on a taxable equivalent basis, was 3.95%, 4.01% and 3.95% for the years 1993, 1994 and 1995, respectively.

  Provision for Loan Losses. The provision for loan losses is based on quarterly analysis by the Northern Illinois Banks which includes analysis of the current and prospective economic conditions, credit quality by loan classification, specific allocations and historic trends. Provisions were $1,362,000 in 1993, $355,000 in 1994 and $799,000 in 1995. Non accrual, impaired, restructured and loans past due 90 days and still accruing declined 16.9% to $7,350,000 in 1994 and 14.3% to $6,299,000 for 1995. Ratio of net
charge-offs to average loans was .14%, .12% and .25% for 1993, 1994 and 1995 respectively.

  The $444,000, or 125%, increase in the provision for loan losses in 1995, as compared to 1994, was primarily due to a $733,000 increase in net charge-offs in 1995, as compared to 1994. The increase in charge-offs, in turn, was primarily due to credit deterioration of a portfolio of retail installment sale contracts purchased from automobile dealers and of two commercial relationships. The provision for loan losses in 1994 declined by $1,007,000, as compared to 1993, primarily as a result of an overall improvement in loan quality between the two periods. Net charge-offs declined by $52,000 from $583,000 in 1993 to $531,000 in 1994, and nonaccrual loans and restructured loans also both declined from $4,552,000 and $4,174,000, respectively, at December 31,

1993 to $4,032,000 and $3,134,000, respectively, at December 31, 1994. See
"ADDITIONAL FINANCIAL INFORMATION CONCERNING NORTHERN ILLINOIS--Summary of Loan Loss Experience."

  Noninterest Income. Total other income varied from $6,928,000 in 1993, $6,457,000 in 1994 and $9,945,000 in 1995. The $2,307,000 increase in the 1995 investment security gains was the major contributing factor for the rise in noninterest income.

  Fees for customer services experienced a 4.6% reduction in 1994 and an 8.5% increase in 1995. The 1994 reduction was due to a data processing conversion which entailed waiving customer fees at subsidiary banks during the conversion months and to unanticipated reductions in fee based transaction volumes. The increase in 1995 when compared to 1994 was largely due to the adverse revenue impact of the 1994 conversion and 1995 increases in fees for customer overdrafts.

  Northern Illinois experienced a $595,000 reduction in other operating income in 1994 as compared to 1993. Due to the significant rise in interest rates during 1994, the revenues associated with residential mortgage origination and refinancing, and subsequent sale in the secondary market, declined by over $600,000 compared to 1993. In 1995, 77.5% of the $822,000 increase as compared to 1994 was due to increased revenues associated with mortgage origination, a one time litigation award and the gain on the sale of a portfolio of mortgage servicing rights held by a subsidiary bank.

  Trust department fees were virtually unchanged between 1993 and 1994. The 25.4% increase in 1995 compared to 1994 was the result of Northern Illinois' focus on increasing service fees for this line of business.

  Investment security gains were $1,050,000, $1,330,000 and $3,637,000 for 1993, 1994 and 1995 respectively. The $2,307,000 increase in 1995 as compared to 1994 is indicative of the strong bond and equity markets. Securities available for sale are utilized in managing interest rate risk and liquidity.

  Noninterest Expense. Total year end other expenses were $27,346,000 in 1993, $28,169,000 in 1994 and $27,925,000 in 1995.

  Salary and employee benefits rose 9.2% in 1994 compared to 1993. Average full-time equivalent employees increased from 377 in 1993 to 390 in 1994. The majority of the employee additions were in job positions that were in the higher end of the compensation range. This increase, along with incentive based compensation and normal annual merit adjustments, accounted for the vast majority of the 8.9% increase in the salary portion of the category. Similarly, the benefit portion of the category rose 9.8% in 1994.

  In 1995 salary and benefits rose 1.9% compared with 1994. The salary portion of this category rose less than 1.0% due largely to reduced payments under an incentive based compensation program. The impact of a full year of a structured salary administration program which enhanced the relationship between job value and compensation was also a contributor. In 1995 the benefits portion of this category grew 6.5% primarily due to increased costs in the health and welfare program and expenses associated with the implementation of a company wide career apparel benefit.

  Occupancy and equipment expense decreased 4.1% between 1993 and 1994 and rose 5.2% between 1994 and 1995. The reduction experienced in 1994 was due to a subsidiary bank, in late 1993, leasing portions of unused facility space and overall reductions in certain utility costs. The increase in 1995 was, primarily, attributed to depreciation expense for fixed asset outlays associated with Northern Illinois' decision to transfer the item processing function from a third-party vendor to Northern Illinois' centralized operation division. The 1995 addition of two banking locations also contributed to the increase.

  Data processing expenses were $1,987,000, $1,627,000 and $1,085,000 for the years ended 1993, 1994 and 1995. Such expenses were lower in 1994 as compared to 1993 due to one-time conversion costs that were recorded in 1993 when Northern Illinois converted the major portion of its application data processing function to a new third-party provider. The 33.3% reduction recorded in 1995 compared to 1994 was primarily the result of Northern Illinois' decision to transfer the function of item processing from a third-party vendor to Northern Illinois' centralized operation division.

  Other expenses were $8,175,000 in 1993, $8,322,000 in 1994 and $8,147,000 in
1995 The 1.80% increase in 1994, as compared to 1993, was largely due to an increase in professional fees that was offset by reductions in expenses to carry and maintain other real estate owned. In 1995, the Federal Deposit Insurance Corporation reduced the deposit premium rate to reflect that the Bank Insurance Fund had neared fully funded status. Financial institutions deposit premium rates are based on capital adequacy. The Northern Illinois Banks are classified "well capitalized" and pay the lowest premium rate. The premium reduction and reduced costs to carry and maintain other real estate owned offset by material increases in inter-bank courier and employee training expenses accounted for the decrease. The increase in inter-bank courier expenses were the result of the 1995 transfer of the item processing function from a third-party vendor to Northern Illinois' centralized operation division. The increase in employee training expenses reflects Northern Illinois' focus on formal and comprehensive sales, service, and system education.

  Income Taxes. Income taxes were $884,000, $2,139,000 and $3,475,000, representing effective tax rates of 10.7%, 21.9% and 24.4% for the years ended 1993, 1994, and 1995, respectively. The increase in effective tax rates reflects the reduced dollar volume of interest income exempt from federal income taxes, coupled with the increased pre-tax income for each succeeding year.

  Liquidity and Interest Rate Sensitivity. Northern Illinois and the Northern Illinois Banks oversee the liquidity position of the Northern Illinois Banks to insure that sufficient funds are available for asset growth and to meet customers' needs for borrowing and deposit withdrawals. The major sources of liquidity are cash from operating activities, customer liabilities, securities available for sale, credit accommodations from other banks, and payments on loans. Analysis of liquidity position and risk is performed on a consolidated basis as well as at the subsidiary bank level. The "gap table" presented earlier in this Joint Proxy Statement--Prospectus reconciles principal payments and maturing interest-earning assets and interest bearing liabilities. Northern Illinois' liquidity ratios are within industry peer group norms.

  Interest-rate sensitivity has a major impact on the earnings of Northern Illinois in changing rate environments. The interest-rate risk management of Northern Illinois and the Northern Illinois Banks operates under a written policy administered through asset and liability management committees of Northern Illinois and the Northern Illinois Banks. The measurement and monitoring of short- and long-term interest-rate risk is necessary to insure stable earnings in different interest rate environments. Northern Illinois and each of the Northern Illinois Banks have measurement systems that provide information on exposures to both long- and short-term interest-rate risk. Proper management of this risk involves matching interest sensitive assets and liabilities in the short and long term (see the "gap table" presented earlier in this Joint Proxy Statement--Prospectus). The measurement system also provides the projected effect on the net interest income in a most likely scenario and four different falling and four different rising rate scenarios. Northern Illinois' consolidated measurements indicate manageable exposure to earnings fluctuations associated with swings in the interest rate environment.

  Shareholders' Equity. Northern Illinois' major source of capital is the retention of net income. Total shareholder equity was $77,560,000, $74,659,000 and $93,896,000 for the years ended 1993, 1994, and 1995. Total shareholders' equity includes net unrealized gains (losses) on securities available for sale, net of tax. Total shareholder equity less the adjustment for net unrealized gains (losses) on securities available for sale, net of tax, would have been $73,443,000, $78,068,000 and $85,088,000 for years ended 1993, 1994 and 1995 respectively. Growth in shareholder equity excluding the adjustment for unrealized gains and losses on investment securities available sale was 6.3% in 1994 and 9.0% in 1995. Average shareholder equity to total average assets for the years ended 1993, 1994, and 1995 was 8.6%, 8.8% and 9.2%. Regulatory capital ratios are categorized as "well capitalized," "adequately capitalized" and "undercapitalized." The table below illustrates regulatory capital ratios:

                                     TOTAL RISK BASED TIER I RISK BASED LEVERAGE
   CAPITAL CATEGORY                     CAPITAL %         CAPITAL %      RATIO
   ----------------                  ---------------- ----------------- --------
   Well Capitalized.................        10%                6%           5%
   Adequately Capitalized...........         8%                4%           4%
   Undercapitalized.................       < 8%              < 4%         < 4%

On December 31, 1995 Northern Illinois' total risk-based capital ratio, Tier I risk-based capital ratio and leverage capital ratio were 13.60%, 12.76% and 8.98%, respectively. As of December 31, 1995, the Northern Illinois Banks met the definition of "well capitalized" for each of the capital ratios.

  Inflation. The impact of inflation on a banking organization is difficult to assess. Unlike an industrial company, a banking organization's assets and liabilities are primarily monetary. Therefore, a banking organization does not necessarily gain or lose because of inflation. Moreover, interest rates, which are a major determinant of a banking organization's profitability, do not necessarily follow changes in the prices of goods and services. An analysis of a banking organization's asset and liability structure provides the best indication of how it is positioned to respond to changing interest rates and maintain profitability.

  Fair Value of Financial Instruments. Disclosures as to fair value of Northern Illinois' financial instruments appear in the notes to the consolidated financial statements. Changes in the methods and assumptions used to estimate the fair value of each class of financial instruments may have a material effect on those estimated values. It should be noted that assets and liabilities which are not considered financial instruments have not been valued in Northern Illinois' disclosure. Management of Northern Illinois is concerned that reasonable comparability between financial institutions may not be feasible due to the wide range of permitted valuation techniques, given the absence of active secondary markets for many of these financial instruments. The lack of uniform valuation methods also introduces a greater degree of subjectivity to these estimated fair values.

  Impact of New Accounting Standards. In May 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," effective for fiscal years beginning after December 31, 1995. SFAS No. 122 requires the recognition of a separate asset related to the rights to service loans for others no matter how acquired. Assessment of the capitalized mortgage servicing rights for impairment would be based on fair value. In December 1995, Northern Illinois sold all its servicing rights with a final transfer date of February, 1996. Northern Illinois does not intend to retain or acquire mortgage servicing in the future. Therefore implementation of this accounting standard will have no impact on Northern Illinois' earnings.

  Statement of Position 94-6 (SOP 94-6), "Disclosure of Certain Significant Risks and Uncertainties" is effective for fiscal years ending after December 15, 1995. This statement requires disclosures of risks and uncertainties that could significantly affect the amounts reported in the financial statements in the near term and stem from (a) the nature of an entity's operations, (b) the necessary use of estimates in preparation of the financial statements and (c) significant concentrations in aspects of an entity's operations. Disclosures relating to items in SOP 94-6 are referred to in the notes to consolidated financial statements item No. 1 and do not have an impact on amounts recorded in the financial statements.

                    CERTAIN INFORMATION CONCERNING PREMIER

CERTAIN BENEFICIAL OWNERS OF PREMIER COMMON STOCK

  The following table sets forth information regarding the shares of Premier Common Stock beneficially owned, as well as of GPF Common Stock beneficially owned on a pro forma basis, by holders known to Premier to have beneficially owned more than 5% of the voting securities of Premier as of June 17, 1996:

                            PREMIER COMMON STOCK            GPF COMMON STOCK TO BE
                          BENEFICIALLY OWNED AS OF         BENEFICIALLY OWNED AFTER
                               JUNE 17, 1996                      THE MERGER
                          ------------------------------   ---------------------------
                           NUMBER OF         PERCENT OF     NUMBER OF      PERCENT OF
    NAME AND ADDRESS        SHARES            CLASS(1)       SHARES         CLASS(2)
    ----------------      --------------    ------------   -------------- ------------
Premier Trust Services,
 Inc....................       1,161,389(3)        17.62%       1,296,110         6.51%
110 West Main Street
Freeport, IL 61032
Premier Financial Serv-
 ices, Inc..............         696,797(4)        10.57%         777,625         3.90%
Savings and Stock Plan
c/o Premier Trust Serv-
 ices, Inc.
110 W. Main Street
Freeport, IL 61032
NBD Bank N.A............         736,842(5)        10.05%         822,315         3.96%
Trustee of the Thomas D.
 Flanagan Blind
 Voting Trust dated
 7/15/93
P.O. Box 77975
Detroit, MI 48277
American Midwest Bank &
 Trust..................         569,621(6)         8.61%         635,697         3.19%
Trustee of Trust Number
 6486
u/t/a dated 7/15/93
1600 West Lake Street
Melrose Park, IL 60160
Richard L. Geach........         478,715(7)         7.18%         534,245         2.67%
1944 Mesa Drive
Freeport, IL 61032
Harold L. Fenton........         372,270(8)         5.65%         415,453         2.09%
16640 Bobcat Court
Fort Myers, FL 33908

- --------

(1) Based upon 6,592,582 shares outstanding plus, with respect to each beneficial owner, the shares such beneficial owner has the right to acquire within 60 days of June 17, 1996, pursuant to the exercise of stock options or the conversion of shares of Premier Series B Stock. In connection with the Merger, outstanding stock options to acquire Premier Common Stock will be converted into options to acquire GPF Common Stock on the basis of the applicable exchange ratio.

(2) Pro Forma percentages represent beneficial ownership of issued and outstanding GPF Common Stock after consummation of the Merger based upon each holder's beneficial ownership of Premier Common Stock as of June 17, 1996, and are based upon 19,923,653 shares of GPF Common Stock outstanding plus, with respect to each beneficial owner, the shares such beneficial owner would have the right to acquire within 60 days therefrom.
(3) The shares listed in the table are held in various capacities with Premier Trust and include 696,797 shares listed opposite the Premier Financial Services, Inc. Savings and Stock Plan (the "Savings and Stock Plan") for which Premier Trust serves as trustee. Of the 1,161,389 shares listed in the table, Premier Trust has sole investment power with respect to 459,120 shares, shared investment power with respect to 470,585 shares (including 455,570 shares held in individual participant accounts in the 401(k) and profit sharing portion of the Savings and Stock Plan), and no investment power over the remaining 231,684 shares. Premier Trust has sole voting power with respect to 331,773 shares, no voting power with respect to 132,819 shares, and no voting power with respect to the shares held in the Savings and Stock Plan (unless the failure to vote such shares would be inconsistent with the fiduciary obligations of Premier Trust Services, Inc., as described in Note 4, below).
(4) Includes 241,227 shares in the employee stock ownership portion of the Savings and Stock Plan (the "ESOP"), and 455,570 shares held in individual participant accounts in the 401(k) and profit-sharing portion of the Savings and Stock Plan for which Premier Trust serves as trustee. Participants are entitled to direct the trustee as to the voting of shares held in their accounts in either the ESOP or 401(k) portion of the Savings and Stock Plan. Shares held in individual participant accounts for which no directions are received will not be voted by the trustee, unless such failure to vote would be inconsistent with the trustee's fiduciary responsibilities. Participants have the right to direct the disposition of shares held in the 401(k) and profit-sharing portion of the Savings and Stock Plan, but no right to direct the disposition of shares held in the ESOP portion until such time as an individual participant has a right to the distribution of such shares under the terms of the ESOP. Premier Trust, as trustee, has the right to determine whether or not to tender any of the shares held in the Savings and Stock Plan.
(5) Represents shares of Premier Common Stock issuable within 60 days upon the conversion of $7,000,000 in stated value of the Premier Series B Preferred Stock, which is convertible into Premier Common Stock at $9.50 per share. Terms of the trust direct that shares of Premier Common Stock, if any, be voted in proportion to all other shares of Premier Common Stock with respect to any issue requiring a vote of the holders of the Premier Common Stock. Thomas D. Flanagan has full investment power over the shares of stock held in the trust.
(6) Includes 26,315 shares of Premier Common Stock issuable within 60 days upon conversion of $250,000 of the Premier Series B Preferred Stock, which is convertible into Premier Common Stock at $9.50 per share, and 543,306 shares of Premier Common Stock currently held in the trust. Terms of the trust direct that shares of Premier Common Stock be voted in proportion to all other shares of Premier Common Stock with respect to any issue requiring a vote of the holders of the Premier Common Stock. James M. Flanagan has full investment power over the shares of stock held in the trust.
(7) Includes 180,432 shares held by Janice (Mrs. Richard L.) Geach, 70,446 shares held in the Savings and Stock Plan, and 76,751 shares issuable pursuant to options which are exercisable within 60 days of June 17, 1996. Mr. Geach has sole voting power and shared investment power over all shares held in the Savings and Stock Plan. Mr. Geach disclaims beneficial ownership of the shares held by his wife. The shares listed do not include 43,856 shares held in the trust established pursuant to the Senior Leadership and Directors Deferred Compensation Plan (the "Deferred Compensation Plan") of Premier over which Premier shares investment power with the trustee. Mr. Geach, as a director and chief executive officer of Premier may be deemed to share Premier's investment power with the other members of Premier's board of directors with respect to those shares.
(8) Includes 77,055 shares held by Gwen (Mrs. Harold L.) Fenton. Mr. Fenton disclaims beneficial ownership of the shares held by his wife.

  The following table sets forth information regarding the shares of Premier Common Stock beneficially owned, as well as of GPF Common Stock beneficially owned on a pro forma basis, by each director of Premier, the named executive officers of Premier, and all of Premier's directors and officers as a group, as of June 17, 1996.

                            PREMIER COMMON STOCK                   GPF COMMON STOCK TO BE
                          BENEFICIALLY OWNED AS OF                BENEFICIALLY OWNED AFTER
                               JUNE 17, 1996                             THE MERGER
                          --------------------------------------- ---------------------------
                           NUMBER OF                  PERCENT OF   NUMBER OF      PERCENT OF
          NAME             SHARES(1)                   CLASS(2)     SHARES         CLASS(3)
          ----            -------------              ------------ -------------- ------------
Directors:
  Richard L. Geach......        478,715(4)(5)(6)(7)         7.18%        534,245        2.67%
  Edward G. Maris.......          2,316(4)                 *               2,584        *
  Donald E. Bitz........         47,841(4)                 *              53,390        *
  David L. Murray.......         67,028(4)(5)(6)(8)         1.01%         74,803        *
  Joseph C. Piland......          7,762(4)                 *               8,662        *
  R. Gerald Fox.........         36,032(4)                 *              40,211        *
  Charles M. Luecke.....         18,030(4)                 *              20,121        *
  H. Barry Musgrove.....         26,457(4)(10)             *              29,526        *
Certain executive offi-
 cers:
  Kenneth A. Urban......        110,196(4)(5)(6)            1.66%        122,978        *
  Steve E. Flahaven.....         49,941(5)(6)              *              55,734        *
Directors and executive
 officers as a group (12
 individuals, including
 all those listed
 above).................      1,015,469(1)(2)(3)(11)       14.78%      1,133,263        5.60%

- --------
 *Less than one percent (1%).
 (1) The information contained in this column is based upon information furnished to Premier by the individuals named in the table. Except as set forth in the following notes, each individual has sole voting and investment power with respect to the shares owned by him or her.

 (2) Based upon 6,592,582 shares outstanding plus, with respect to each beneficial owner, the shares such beneficial owner has the right to acquire within 60 days of June 17, 1996 pursuant to the exercise of stock options.

 (3) Pro Forma percentages represent beneficial ownership of issued and outstanding GPF Common Stock after consummation of the Merger based upon each holder's beneficial ownership of Premier Common Stock as of June 17, 1996, and the number of shares of Premier Common Stock that each beneficial owner would have the right to acquire within 60 days of June 17, 1996 pursuant to the exercise of stock options. The percentages are based upon 19,923,653 shares of GPF Common Stock outstanding, plus, with respect to each holder, the number of shares of GPF Common Stock such holder would have the right to acquire within 60 days of June 17, 1996 pursuant to the exercise of stock options. In connection with the Merger, outstanding stock options to acquire Premier Common Stock will be converted into options to acquire GPF Common Stock on the basis of the exchange ratio. See "THE MERGER--Conversion of Options."
 (4) The shares listed do not include 43,856 shares held in the trust established pursuant to the Deferred Compensation Plan over which Premier shares investment power with the trustee. Each of the directors of Premier, in his capacity as a director, may be deemed to share Premier's investment power with the other members of the board of directors with respect to those shares.

 (5) Includes shares held in the Savings and Stock Plan over which the individual executive officer has sole voting power and shared investment power as follows: Mr. Geach, 70,446 shares; Mr. Murray, 5,677 shares; Mr. Urban, 53,527 shares; Mr. Flahaven, 11,028 shares; all executive officers and directors as a group, 175,657 shares. See also note 4 to the beneficial ownership table on page 116.
 (6) Includes shares that could be acquired within 60 days of June 17, 1996, pursuant to the exercise of stock options as follows; Mr. Geach, 76,751 shares; Mr. Murray, 57,354 shares; Mr. Urban, 47,063 shares; Mr. Flahaven, 37,350 shares; all executive officers and directors as a group, 276,402 shares.

 (7) Includes 180,432 shares held by Mr. Geach's spouse as to which Mr. Geach disclaims beneficial ownership.
 (8) Includes 3,997 shares held by Mr. Murray's spouse as to which Mr. Murray disclaims beneficial ownership.
 (9) Includes 762 shares held by Mr. Piland's spouse as to which Mr. Piland disclaims beneficial ownership.
(10) Includes 3,000 shares held by Mr. Musgrove's spouse as to which Mr. Musgrove disclaims beneficial ownership.
(11) Includes 194,341 shares held by or for the benefit of spouses or children of directors or executive officers as to which such directors or executive officers disclaim beneficial ownership.

  Stephen J. Schostok has been chosen by Premier to be a Premier
Representative on the GPF board of directors following the Merger. Mr. Schostok currently does not beneficially own any shares of Premier Common Stock.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid by Premier in the last three fiscal years to those executive officers of Premier who are currently expected to be executive officers of GPF after the Effective Time.

                                         ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                  ---------------------------------  ----------------------
                                                                      AWARDS      PAYOUTS
                                                                    ---------- --------------
                                                       OTHER ANNUAL SECURITIES   LONG TERM     ALL OTHER
                                                       COMPENSATION  OPTIONS     INCENTIVE    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS ($)    ($)(1)       (#)     PAYOUTS ($)(2)     (3)
- ---------------------------  ---- ---------- --------- ------------ ---------- -------------- ------------
Richard L. Geach........     1995  176,292        0       4,800       15,000            0         8,296
 President & CEO of          1994  176,292        0       4,800            0       36,838         9,335
 Premier                     1993  173,250        0       4,800        4,500            0        10,240
David L. Murray.........     1995  130,008        0       4,800       11,100            0         8,296
 Executive Vice              1994  123,495        0       4,800            0       27,963         7,551
 President & Chief           1993  113,940        0       4,800        2,385            0         7,050
 Financial Officer of
 Premier

- --------
(1) Taxable allowance for use of automobiles owned by the executive officer for business purposes.
(2) Premier terminated its 1990 Performance Unit Plan in 1994. The amount shown for each named individual is the discounted present value, as determined by the board of directors, of outstanding grants as of December 31, 1994. No payouts were made prior to 1994, and subsequent to payment all outstanding grants were canceled.
(3) Amounts accrued for the benefit of the named individuals under the Savings and Stock Plan and Deferred Compensation Plan.

STOCK OPTIONS

  The following table sets forth information regarding stock options exercised by Mr. Geach and Mr. Murray during the year ended December 31, 1995, as well as the value of unexercised stock options outstanding at fiscal year end.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF UNEXERCISED
                                                          SECURITIES         TOTAL VALUE OF UNEXERCISED
                                                     UNDERLYING OPTIONS AT     IN-THE-MONEY OPTIONS AT
                                                      FISCAL YEAR END (#)      FISCAL YEAR END ($)(1)
                                                   ------------------------- ------------------------------
                            SHARES
                         ACQUIRED ON     VALUE
NAME                     EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE     UNEXERCISABLE
- ----                     ------------ ------------ ----------- ------------- -------------   --------------
Richard L. Geach........     --           --         73,751       26,101             392,636          53,217
David L. Murray.........     --           --         55,134       16,707             303,815          33,058

- --------
(1) Based on the fair market value (closing bid price) of the Premier Common Stock on December 31, 1995, as reported on the Nasdaq National Market.

  The following table sets forth awards made under Premier's 1995 Non-Qualified Stock Option Plan during the fiscal year ended December 31, 1995:

                 STOCK OPTIONS GRANTED IN LAST FISCAL YEAR(1)

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                                                                    ANNUAL RATES OF STOCK
                                                                                    PRICE APPRECIATION FOR
                                 INDIVIDUAL GRANTS                                      OPTION TERM(2)
- ----------------------------------------------------------------------------------- ----------------------
                             NUMBER OF        % OF TOTAL
                             SECURITIES     OPTIONS GRANTED EXERCISE OR
                         UNDERLYING OPTIONS TO EMPLOYEES IN  BASE PRICE  EXPIRATION
NAME                        GRANTED (#)       FISCAL YEAR   ($/SHARE)(2)    DATE      5% ($)     10% ($)
- ----                     ------------------ --------------- ------------ ---------- ---------- -----------
Richard L. Geach........       15,000            22.06          6.88      01/26/05      64,901     164,473
David L. Murray.........       11,100            16.32          6.88      01/26/05      48,027     121,710

- --------
(1) Premier's 1995 Non-Qualified Stock Plan provides that the board of directors may grant options to key employees to purchase shares of Premier Common Stock. Up to 200,000 shares of Premier Common Stock have been authorized for issuance pursuant to the plan. Options may be granted from time-to-time for any number of shares, and upon such terms and conditions that Premier's board of directors judges desirable, provided that no options may be granted after December 31, 2004. Each option granted under the plan is evidenced by an agreement subject to, among others, the following terms and conditions: 1) the option price may not be less than the fair market value of the shares on the date of grant, 2) exercised options must be paid for in full at the time of exercise in a form as specified in the plan, and 3) options granted will expire as specified in the agreement, but in no case later than 10 years from the date of grant.
(2) The fair market value of the Premier Common Stock (i.e., the average of the high and low sales prices per share of Premier Common Stock) as reported on the Nasdaq National Market on January 26, 1995, the date of grant.

PENSION PLAN

  Premier provides a defined benefit pension plan for its employees. Benefits are calculated under a formula based upon the 5 highest of the last 10 years of service. Effective July 1, 1994, benefits accumulating to plan participants were frozen. Accrued benefits as of that date were fully funded. The following table sets forth the annual benefits payable upon retirement at age 65 to Messrs. Geach and Murray:

                                                             AMOUNT PAYABLE
     NAME                                               ANNUALLY UPON RETIREMENT
     ----                                               ------------------------
     Richard L. Geach..................................         $26,342
     David L. Murray...................................          30,122

CHANGE IN CONTROL AND TERMINATION AGREEMENTS

  Premier has entered into Change in Control and Termination Agreements (the "Agreements") dated January 20, 1995 with six executive officers of Premier, consisting of Mr. Geach, Mr. Murray, Steve E. Flahaven, Kenneth A. Urban, Scott Dixon and Lan Pinney. Mr. Pinney has informed Premier of his intent to retire effective July 1, 1996, and his Agreement with Premier will terminate as of that date. Each Agreement has a term of 36 months, subject to automatic extension, unless either party gives the other party notice if its election to terminate such automatic extension. If such notice is given, the Agreement will terminate 36 months from the date such notice is given. The Agreements provide for certain benefits during a severance period (12 months) following either (i) a change of control and termination of employment for any reason other than good cause (as defined in the Agreements) at any time during the 24 months after a change of control occurs, or (ii) termination of employment by the executive officer for good reason (as defined in the Agreements) at any time during the 24 months following a change of control.

  Subsequent to such change of control and termination, the executive is entitled to receive the following benefits: (i) a lump sum payment equal to monthly base salary at the date of termination multiplied by 12,
(ii) continuation of coverage for the executive, his or her spouse and dependents (for 12 months) under all Premier welfare plans in which the executive participated prior to termination, except that substantially identical benefits will be provided for any welfare plan in which participation is no longer possible, (iii) a lump sum payment equal to the amount of a bonus that would have been paid under any incentive plan during the year of termination, pro rated for the number of months actually employed, plus an amount equal to the average bonus paid to the executive for the three years preceding termination, (iv) any benefits accrued under any retirement, welfare or incentive plan in which the executive participated at date of termination, (v) a lump sum payment equal to the amount which Premier would have contributed on behalf of such officer to any deferred compensation plan had termination not occurred, and (vi) immediate and full vesting of all options so that such options become exercisable on the date of termination or for 200 days thereafter, or, if such acceleration is not permissible under a plan, a payment equal to the excess, if any, of the aggregate fair market value of all stock of Premier subject to options held by the executive less the aggregate exercise price of such stock on the date of termination. If the executive officer dies during the severance period, his or her spouse or beneficiary will receive the remainder of all unpaid benefits provided under the Agreements.

  The Merger does not constitute a "change in control" for purposes of the Change in Control and Termination Agreements. The officers who are parties to such agreements will therefore not be entitled to severance benefits under such agreements as a result of the Merger.

  Following consummation of the Merger, GPF will, however, assume the obligations of Premier under such agreements, and the officers who are parties to such agreements may be entitled to severance payments if their employment is terminated other than for good cause (as defined in the agreement) or they resign for good reason (as defined in the agreement) following an event, subsequent to the Merger, that constitutes a "change of control" for purposes of the Change in Control and Termination Agreements. If Mr. Geach, Mr. Murray, Mr. Flahaven, Mr. Urban, and Mr. Dixon had become entitled to benefits under the Agreements during the 1995 fiscal year, Mr. Geach, Mr. Murray, Mr. Flahaven, Mr. Urban and Mr. Dixon would have been entitled to a lump sum cash severance payment equal to approximately $184,588, $138,304, $116,812, $116,695 and $104,976, respectively. Such amounts equal the aggregate amounts of the 12-month salary, bonuses and contributions made by Premier, on behalf of such officer, under deferred compensation plans in 1995.

COMPENSATION OF DIRECTORS

  As of December 31, 1995, directors who were not employees of Premier were paid an annual retainer fee of $10,800 and $400 per meeting attended for committee participation. Employees of Premier are not compensated separately for their services as directors.

  Under Premier's Deferred Compensation Plan, effective August 1, 1994, directors of Premier may elect to defer up to 100% of their directors' fees. Premier makes a matching contribution to the Deferred Compensation Plan equal to 25% of the amount deferred. A director will become fully vested in such matching contributions on the earliest of (i) the third anniversary of the last day of the year in which such matching contributions were made, (ii) the date on which the director ceases to be a member of Premier's board of directors as a result of death or disability, or (iii) his retirement date (at an age and/or following the number of years of service specified in the Deferred Compensation Plan). Matching contributions may be forfeited in the event that the director violates certain non-compete provisions of the Deferred Compensation Plan during a two-year period following the date that he ceases to be a member of Premier's board of directors. Under the terms of the Deferred Compensation Plan and a related trust, all such deferred compensation and matching contributions are invested in Premier Common Stock.

OTHER TRANSACTIONS WITH MANAGEMENT

  Directors and executive officers of Premier and their associates were customers of, and have had transactions with, Premier and in particular the Premier Banks from time to time in the ordinary course of business. Additional transactions may be expected to take place in the ordinary course of business in the future. All loans and loan commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectability or present other unfavorable features. As of June 17, 1996, loans aggregating approximately $729,000 were outstanding to executive officers, directors, principal holders of Premier's equity securities and to associates of such persons.

              ADDITIONAL FINANCIAL INFORMATION CONCERNING PREMIER

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

  The following table sets forth Premier's consolidated average daily condensed balance sheet for each of the last five years (dollar figures in thousands):

                                               YEAR ENDED DECEMBER 31
                                    --------------------------------------------
                                      1991     1992     1993     1994     1995
                                    -------- -------- -------- -------- --------
ASSETS:
  Cash & Non-interest bearing
   deposits.......................  $ 15,129 $ 17,162 $ 30,003 $ 27,316 $ 27,036
  Interest Bearing Deposits.......     1,114      880    1,677   12,027    3,606
  Taxable Investment Securities...   114,281   95,691  102,323  185,110  222,011
  Non-Taxable Investment
   Securities.....................    26,200   24,374   37,038   40,498   38,200
                                    -------- -------- -------- -------- --------
    Total Investment Securities...   140,481  120,065  139,361  225,608  260,211
  Trading Account Assets..........       773    2,017      --       --       333
  Federal Funds Sold..............     1,704      656    4,706    3,737      814
  Loans (Net).....................   182,975  219,684  273,951  287,825  298,508
  All Other Assets................    16,755   17,450   32,101   46,101   45,001
                                    -------- -------- -------- -------- --------
    TOTAL ASSETS..................  $358,931 $377,914 $481,799 $602,614 $635,509
                                    ======== ======== ======== ======== ========
LIABILITIES & STOCKHOLDERS EQUITY:
  Non-Interest Bearing Deposits...  $ 36,118 $ 38,402 $ 66,895 $ 88,594 $ 75,320
  Interest Bearing Deposits.......   244,253  259,271  335,510  420,530  459,645
                                    -------- -------- -------- -------- --------
    Total Deposits................   280,371  297,673  402,405  509,124  534,965
  Short Term Borrowings...........    49,544   47,556   24,014   33,033   37,761
  Long Term Debt..................       826      --       --       --       --
  All Other Liabilities &
   Reserves.......................     2,861    2,844   10,785    4,619    5,310
  Stockholders' Equity............    25,329   29,841   44,595   55,838   57,473
                                    -------- -------- -------- -------- --------
    TOTAL LIABILITIES & EQUITY....  $358,931 $377,914 $481,799 $602,614 $635,509
                                    ======== ======== ======== ======== ========

INTEREST RATES AND INTEREST DIFFERENTIAL

  The following table sets forth Premier's interest earned or paid, as well as the average yield or average rate paid on each of the major interest-earning assets and interest-bearing liabilities for each of the last five years (dollar figures are in thousands):

                                                YEAR ENDED DECEMBER 31
                                        ---------------------------------------
                                         1991    1992    1993    1994    1995
                                        ------- ------- ------- ------- -------
Interest Earned:
  Interest Bearing Deposits
    Interest Earned.................... $    94 $    68 $   104 $   514 $   213
    Average Yield......................   8.43%   7.73%   6.20%   4.27%   5.91%
  Taxable Investment Securities
    Interest Earned....................   9,387   6,691   6,077   9,929  14,076
    Average Yield......................   8.21%   6.99%   5.94%   5.36%   6.34%
  Non-Taxable Investment Securities
   (taxable equivalent)(1)
    Interest Earned....................   2,593   2,418   2,938   3,658   3,631
    Average Yield......................   9.89%   9.92%   7.93%   9.03%   9.50%
  Trading Account Assets
    Interest Earned....................      58     151     --      --       20
    Average Yield......................   7.50%   7.49%     --      --    6.01%
  Federal Funds Sold
    Interest Earned....................      88      25     133     150      50
    Average Yield......................   5.16%   3.81%   2.83%   4.01%   6.14%
  Loans (Excluding Unearned Discount &
   Non Accrual Loans) (taxable equiva-
   lent)(1)
    Interest & Fees Earned(2)..........  19,357  19,860  22,262  23,641  27,739
    Average Yield(3)...................  10.56%   9.06%   8.13%   8.21%   9.29%
Interest Paid:
  Interest Bearing Deposits
    Interest Paid......................  14,358  11,559  11,461  13,511  19,851
    Average Effective Rate Paid........   5.87%   4.46%   3.42%   3.21%   4.32%
  Borrowed Funds
    Interest Paid......................   2,921   1,800   1,289   1,619   2,309
    Average Effective Rate Paid........   5.89%   3.79%   5.37%   4.90%   6.11%
  Long Term Debt
    Interest Paid......................      88     --      --      --      --
    Average Effective Rate.............  10.65%     --      --      --      --
Margin Between Rates Earned and Rates
 Paid:
  All Interest Earnings Assets (taxable
   equivalent)
    Interest & Fees Earned.............  31,577  29,213  31,514  37,892  45,729
    Average Yield......................   9.65%   8.52%   7.44%   7.18%   8.11%
  All Interest Bearing Liabilities
    Interest Paid......................  17,367  13,359  12,750  15,130  22,160
    Average Effective Rate Paid........   5.89%   4.35%   3.55%   3.33%   4.46%
  Net Interest Earned..................  14,210  15,854  18,764  22,762  23,569
  Net Yield............................   4.34%   4.62%   4.43%   4.32%   4.18%

- --------
(1)Yields on tax exempt securities and loans are full tax equivalent yields at 34%.
(2)Includes fees of $548, $568, $718, $675 and $678 for 1991 through 1995 respectively.
(3)There were no material out-of-period adjustments or foreign activities for any reportable period.

CHANGES IN INTEREST MARGIN

  The following table sets forth Premier's dollar amount of change in interest earned on each of the major interest-earning assets and the dollar amount of change in interest paid on each of the major interest-bearing liabilities, as well as the portion of such changes attributable to changes in rate and changes in volume for each of the last two years (dollar figures in thousands):

                                                      INCREASE (DECREASE)
                                                 ---------------------------------
                                                 1994 OVER 1993   1995 OVER 1994
                                                 ---------------- ----------------
                                                  RATE   VOLUME    RATE   VOLUME
                                                 ------  -------- ------- --------
Changes in Interest Earned:
  Interest Bearing Deposits..................... $  (42) $   452  $   148 $  (449)
  Taxable Investment Securities.................   (644)   4,496    1,984   2,163
  Non-taxable Investment Securities (taxable
   equivalent)..................................    290      430      186    (213)
  Trading Account Assets........................    --       --       --       20
  Fed Funds Sold................................     48      (31)      55    (155)
  Loans (net)...................................    224    1,155    3,196     902
                                                 ------  -------  ------- -------
    Total.......................................   (124)   6,502    5,569   2,268
Changes in Interest Paid:
  Interest Bearing Deposits.....................   (735)   2,785    4,996   1,344
  Short Term Borrowings.........................   (121)     451      436     254
                                                 ------  -------  ------- -------
    Total.......................................   (856)   3,236    5,432   1,598
                                                 ------  -------  ------- -------
Changes in Interest Margin...................... $  732  $ 3,266  $   137 $   670
                                                 ======  =======  ======= =======

  Changes attributable to rate/volume, i.e., changes in the interest margin which occurred because of a combination rate/volume change and cannot be attributed solely to a rate change or a volume change, are apportioned between rate and volume as follows:

    1. Percentage rate increases (decreases) in rate and in volume were calculated for each major interest earning asset and interest bearing liability based upon their year-to-year change.

    2. The percentage rate changes in rate and in volume were then allocated proportionately in relationship to 100%.

    3. The proportionate allocations were applied to the total rate/volume change.

INVESTMENT PORTFOLIO

  The following table sets forth Premier's book values of investments in obligations of the United States treasury, United States government agencies and corporations, state and political subdivisions (U.S.), and other securities for each of the last five years (dollar figures in thousands):

                                     1991     1992     1993     1994     1995
                                   -------- -------- -------- -------- --------
U.S. Treasury and U.S. Agency Se-
 curities......................... $ 89,825 $ 77,897 $140,725 $203,956 $219,315
Obligations of States and Politi-
 cal Subdivisions.................   25,258   24,358   36,693   40,513   40,463
Other Securities..................   10,308    3,580    3,068    4,009    5,548
                                   -------- -------- -------- -------- --------
  Total........................... $125,391 $105,835 $180,486 $248,478 $265,326
                                   ======== ======== ======== ======== ========

  The following table sets forth Premier's book values of investments in obligations of the United States treasury, United States government agencies and corporations, state and political subdivisions (U.S.), and other securities as of December 31, 1995 by maturity and also sets forth the weighted average yield for each range of maturities:

                                             OBLIGATIONS OF
                              U.S. TREASURY    STATES AND              WEIGHTED
                             AND U.S. AGENCY   POLITICAL      OTHER    AVERAGE
   BOOK VALUE:                 SECURITIES     SUBDIVISIONS  SECURITIES  YIELD
   -----------               --------------- -------------- ---------- --------
   One Year or Less.........    $ 41,512        $ 8,350       $   86    6.56%
   After One Year to Five
    Years...................      53,248         18,230          256    7.33%
   After Five Years to Ten
    Years...................      52,256          7,986          --     7.84%
   Over Ten Years...........      72,299          5,897        5,206    7.00%
                                --------        -------       ------
     Total..................    $219,315        $40,463       $5,548    7.11%
                                ========        =======       ======

- --------
(1) Weighted average yields were calculated as follows:
  1. The weighted average yield for each category in the portfolio was calculated based upon the maturity distribution shown in the table above.
  2. The yields determined in step 1 were weighted in relation to the total investments in each maturity range shown in the table above.
(2)Yields on tax-exempt securities are full tax-equivalent yields at a 34% rate.
(3) At December 31, 1995 Premier did not own any obligation of a state or political subdivision or other security which was greater than 10% of its total equity capital.

LOAN PORTFOLIO

  The following table sets forth Premier's loan portfolio by major category for each of the last five years (dollar figures in thousands):

                                              YEAR ENDED DECEMBER 31
                                   --------------------------------------------
                                     1991     1992     1993     1994     1995
                                   -------- -------- -------- -------- --------
Commercial & Financial Loans...... $ 80,420 $ 82,800 $114,552 $ 86,181 $ 95,327
Agricultural Loans................   32,428   45,924   40,972   31,564   29,905
Real Estate--Construction Loans...    4,627    7,729   10,058    6,854    3,685
Real Estate--Residential Mortgage
 Loans............................   64,986   52,540  100,138   84,462   84,720
Real Estate--Other................   18,289   16,904   35,832   53,289   92,000
Loans to Individuals..............   13,364   13,268   29,728   22,056   21,066
Other Loans.......................      859      980      625      394      272
                                   -------- -------- -------- -------- --------
                                    214,973  220,145  331,905  284,800  326,975
Less:
  Unearned Discount...............      231      182      518      344      278
  Allowance for Possible Loan
   Losses.........................    3,202    2,713    4,369    3,688    3,850
                                   -------- -------- -------- -------- --------
Net Loans......................... $211,540 $217,250 $327,018 $280,768 $322,847
                                   ======== ======== ======== ======== ========

  The following tables set forth Premier's loan maturity distribution for certain major categories of loans as of December 31, 1995 (dollar figures in thousands):

                                                      AMOUNT DUE IN
                                          --------------------------------------
                                          1 YEAR OR LESS 1-5 YEARS AFTER 5 YEARS
                                          -------------- --------- -------------
   Commercial & Financial Loans..........    $ 72,291     $24,294     $ 1,182
   Agricultural Loans....................      18,841       8,386       2,678
   Real Estate--Other Loans..............      23,079      58,302      10,619
                                             --------     -------     -------
     Total...............................    $114,211     $90,982     $14,479
                                             ========     =======     =======

  As of December 31, 1995 loans totaling $105,146, which are due after one year, have predetermined interest rates, while $315 of loans due after one year have floating interest rates.

RISK ELEMENTS IN THE LOAN PORTFOLIO

  Premier's financial statements are prepared on the accrual basis of accounting, and substantially all of the loans currently accruing interest are accruing at the rate contractually agreed upon when the loan was negotiated. When in the judgment of Premier's management the timely receipt of interest payments on a loan is doubtful, it is Premier's policy to cease the accrual of interest thereon and to recognize income on a cash basis when payments are received, unless there is adequate collateral or other substantial basis for continued accrual of interest. An exception is made in the case of consumer installment and charge card loans; such loans are not placed on a cash basis and all interest accrued thereon is charged against income at the time a loan is charged off. At the time a loan is placed in non-accrual status all interest accrued in the current year but not yet collected is reversed against current interest income. Troubled debt restructurings (renegotiated loans) are loans on which interest is being accrued at less than the original contractual rate of interest because of the inability of the borrower to service the obligation under the original terms of the agreement. Income is accrued at the renegotiated rate so long as the borrower is current under the revised terms and conditions of the agreement. Other real estate is real estate, sales contracts, and other assets acquired because of the inability of the borrower to serve the obligation of a previous loan collateralized by such assets.

  The following table sets forth Premier's non-accrual, past due, and renegotiated loans, and other real estate for the three months ended March 31, 1996 and each of the last five years (dollar figures in thousands):

                                                                       QUARTER
                                                                        ENDED
                                        YEAR ENDED DECEMBER 31        MARCH 31,
                                  ----------------------------------- ---------
                                   1991   1992   1993    1994   1995    1996
                                  ------ ------ ------- ------ ------ ---------
Non-accrual Loans................ $3,683 $2,915 $ 5,791 $4,879 $2,345  $1,881
Loans Past Due 90 days or more
 and accruing....................    501    152   5,151    519    158     831
Renegotiated Loans...............    314    288     523    261     75     --
Other Real Estate................     48    153   1,749  1,403  1,453   1,245
                                  ------ ------ ------- ------ ------  ------
  Total.......................... $4,546 $3,508 $13,214 $7,062 $4,031  $3,957
                                  ====== ====== ======= ====== ======  ======

  Premier's adoption of SFAS 114, effective January 1, 1995, did not impact the comparability of the above table. See Note 1 to "Premier Financial Services, Inc. and Subsidiaries, Notes to Consolidated Financial Statements." Premier classified as impaired loans all non-accrual loans, loans past due over 90 days and renegotiated loans included in the table.

  The following table sets forth interest information for certain non-performing loans for the year ended December 31, 1995 (dollar figures in thousands):

                                           NON-ACCRUAL LOANS RENEGOTIATED LOANS
                                           ----------------- ------------------
Balance December 31, 1995................       $2,345              $75
Gross interest income that would have
 been recorded if the loans had been cur-
 rent in accordance with their original
 terms...................................          230                6
Amount of interest included in net earn-
 ings....................................           67                8

  Gross interest income that would have been recorded for the three-month period ended March 31, 1996 if non-accrual loans had been current in accordance with their original terms totaled approximately $42,000. No interest income on those loans was included in net income for the period.

SUMMARY OF LOAN LOSS EXPERIENCE

  Premier and the Premier Banks have historically evaluated the adequacy of their allowance for possible loan losses on an overall basis, and the resulting provision charged to expense has similarly been determined in relation to Premier management's evaluation of the entire loan portfolio. In determining the adequacy of its allowance for possible loan losses, Premier management considers such factors as the size, composition and quality of the loan portfolio, historical loss experience, current loan losses, current potential risks, economic conditions, and other risks inherent in the loan portfolio.

  Premier uses an independent internal loan review and risk grading system to measure the quality of its loan portfolio on an ongoing basis. All loans exceeding $150,000, as well as all non-accrual and other credits identified as carrying more than a normal degree of risk, are reviewed, discussed and evaluated by the Credit Committee of the Board of Directors at least quarterly on a loan-by-loan basis. Other loans are evaluated by category, using the categories shown in the following table. Based upon its evaluations, the Credit Committee makes recommendations to the Board of Directors regarding expense provisions to the Allowance for Possible Loan Losses.

  Non-performing loans (i.e., non-accrual loans, loans past due 90 days or more and still accruing, and renegotiated loans) increased minimally to $2.7 million as of March 31, 1996, as compared to $2.6 million at December 31, 1995. The first quarter provision of $100,000 offset net loan charge offs which totaled $111,000 in the first quarter of 1996.

  The 1995 provision of $636,000 was primarily related to overall growth in the loan portfolio. Loans outstanding grew by $42.2 million from year-end 1994 to year-end 1995, while non-accrual loans declined by $2.5 million.

  A minimal provision of $200,000 was expensed in 1994. Premier reduced its portfolio of non-accrual loans and loans past due 90 days and still accruing by $5.5 million from 1993 to 1994, while charging off $1,524,000 as losses. Loans charged off were slightly less than the 1993 provision, and were offset by $643,000 in recoveries on loans previously charged off.

  Non-Accrual loans and loans past due 90 days and still accruing increased by approximately $7.9 million from 1992 to 1993, primarily as a result of applying Premier's loan review and risk-grading system to loans added through Premier's acquisition of First Northbrook Bancorp, Inc. in July, 1993. Based upon a review of individual credits and the overall loan portfolio as described above, the 1993 expense provision totaled $1,620,000.

  In 1992, $325,000 was expensed, despite a decline of $768,000 in non-accrual loans from 1992 to 1991. The $325,000 increase to the allowance for loan losses was primarily a result of further deterioration in a large non-accrual loan.

  Premier did not expense a provision for possible loan losses in 1991. Recoveries of loans previously charged off exceeded losses charged off in 1991.

  Because Premier has historically evaluated its allowance for loan losses on an overall basis, the allowance has not been allocated by category. The allocation shown in the table below, encompassing the major segments of the loan portfolio judged most informative by Premier's management, represents only an estimate for each category of loans based upon historical loss experience and Premier's management's judgment of amounts deemed reasonable to provide for the possibility of losses being incurred within each category. Approximately 27% remains unallocated as a general valuation reserve for the entire portfolio to cover unexpected variations from historical experience in individual categories. The following table sets forth Premier's loan loss experience for the quarterly periods ended March 31, 1996 and 1995 and for each of the last five years (dollar figures in thousands):

                          COMMERCIAL &              LOANS TO
                          AGRICULTURAL REAL ESTATE INDIVIDUALS OTHER  UNALLOCATED  TOTAL
                          ------------ ----------- ----------- -----  ----------- --------
QUARTER ENDED 3/31/96:
- ----------------------
Loans-Quarter End
 (Gross)................    $127,010    $179,002     $17,479   $201     $  --     $323,692
Average Loans (Gross)...     122,132     178,484      18,101    227        --      318,944
Allowance for Loan
 Losses (Beginning of
 Quarter)...............         943       1,501         334     21      1,051       3,850
Loans Charged Off.......         214         --           17    --         --          231
Recoveries--Loans previ-
 ously Charged Off......         101         --           19    --         --          120
                            --------    --------     -------   ----     ------    --------
Net Loan Losses (Recov-
 eries).................         113         --           (2)   --         --          111
Operating Expense Provi-
 sion...................         100         --          --     --         --          100
                            --------    --------     -------   ----     ------    --------
Allowance for Loan
 Losses (Quarter End)...         930       1,501         336     21      1,051       3,839
Ratios:
  Loans in Category to
   Total Loans..........        39.2%       55.3%        5.4%   0.1%       0.0%        100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........        0.09%       0.00%      (0.01%) 0.00%      0.00%       0.13%

                          COMMERCIAL &              LOANS TO
                          AGRICULTURAL REAL ESTATE INDIVIDUALS OTHER  UNALLOCATED  TOTAL
                          ------------ ----------- ----------- -----  ----------- --------
QUARTER ENDED 3/31/95:
- ----------------------
Loans-Quarter End
 (Gross)................    $123,555    $141,001     $20,982   $323     $  --     $285,861
Average Loans (Gross)...     123,256     140,425      21,888    327                285,896
Allowance for Loan
 Losses (Beginning of
 Quarter)...............         638       1,549         429     21      1,051       3,688
Loans Charged Off.......         404          76          99    --         --          579
Recoveries--Loans previ-
 ously Charged Off......          77         --           21    --         --           98
                            --------    --------     -------   ----     ------    --------
Net Loan Losses (Recov-
 eries).................         327          76          78    --         --          481
Operating Expense Provi-
 sion...................          51         --          --     --         --           51
                            --------    --------     -------   ----     ------    --------
Allowance for Loan
 Losses (Quarter End)...         362       1,473         351     21      1,051       3,258
Ratios:
  Loans in Category to
   Total Loans..........        43.2%       49.3%        7.3%   0.1%       0.0%        100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........        0.27%       0.05%       0.36%  0.00%      0.00%       0.17%
                          COMMERCIAL &              LOANS TO
                          AGRICULTURAL REAL ESTATE INDIVIDUALS OTHER  UNALLOCATED  TOTAL
                          ------------ ----------- ----------- -----  ----------- --------
YEAR ENDED 12/31/95:
- --------------------
Loans-Year End (Gross)..    $127,672    $177,965     $21,066   $272     $  --     $326,975
Average Loans (Gross)...     127,829     154,155      20,089    337        --      302,410
Allowance for Loan
 Losses (Beginning of
 Year)..................         638       1,549         429     21      1,051       3,688
Loans Charged Off.......       1,113          76         216    --         --        1,405
Recoveries--Loans previ-
 ously Charged Off......         782          28         121    --         --          931
                            --------    --------     -------   ----     ------    --------
Net Loan Losses (Recov-
 eries).................         331          48          95    --         --          474
Operating Expense Provi-
 sion...................         636         --          --     --         --          636
                            --------    --------     -------   ----     ------    --------
Allowance for Loan
 Losses (Year End)......         943       1,501         334     21      1,051       3,850
Ratios:
  Loans in Category to
   Total Loans..........       39.05%      54.43%       6.44%   .08%       --          100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........         .26%        .03%        .47%   --         --          .16%
                          COMMERCIAL &              LOANS TO
                          AGRICULTURAL REAL ESTATE INDIVIDUALS OTHER  UNALLOCATED  TOTAL
                          ------------ ----------- ----------- -----  ----------- --------
YEAR ENDED 12/31/94:
- --------------------
Loans-Year End (Gross)..    $122,956    $139,394     $22,056   $394     $  --     $284,800
Average Loans (Gross)...     131,808     135,561      24,354    581        --      292,304
Allowance for Loan
 Losses (Beginning of
 Year)..................       1,105       1,607         585     21      1,051       4,369
Loans Charged Off.......       1,081          73         370    --         --        1,524
Recoveries--Loans previ-
 ously Charged Off......         414          15         214    --         --          643
                            --------    --------     -------   ----     ------    --------
Net Loan Losses (Recov-
 eries).................         667          58         156    --         --          881
Operating Expense Provi-
 sion...................         200         --          --     --         --          200
                            --------    --------     -------   ----     ------    --------
Allowance for Loan
 Losses (Year End)......         638       1,549         429     21      1,051       3,688
Ratios:
  Loans in Category to
   Total Loans..........       43.17%      48.95%       7.74%   .14%       --          100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........         .50%        .04%        .64%   --         --          .30%

YEAR ENDED 12/31/93:
- --------------------
Loans-Year End (Gross)..    $162,486    $139,066      $29,728   $  625    $  --     $331,905
Average Loans (Gross)...     148,376     107,254       21,498      800       --      277,928
Allowance for Loan
 Losses (Beginning of
 Year)..................       1,062         853           77       21       700       2,713
Allowance from Acquired
 Entities...............         750         750          500      --        351       2,351
Loans Charged Off.......       1,845         546          129      --        --        2,520
Recoveries--Loans
 previously Charged Off.         138         --            67      --        --          205
                            --------    --------      -------   ------    ------    --------
Net Loan Losses
 (Recoveries)...........       1,707         546           62      --        --        2,315
Operating Expense
 Provision..............       1,000         550           70      --        --        1,620
                            --------    --------      -------   ------    ------    --------
Allowance for Loan
 Losses (Year End)......       1,105       1,607          585       21     1,051       4,369
Ratios:
  Loans in Category to
   Total Loans..........       48.96%      41.90%        8.96%     .18%      --          100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........        1.15%        .51%         .29%     --        --          .83%
YEAR ENDED 12/31/92:
- --------------------
Loans-Year End (Gross)..    $134,265    $ 71,632      $13,268   $  980    $  --     $220,145
Average Loans (Gross)...     129,764      77,851       13,976    1,041       --      222,632
Allowance for Loan
 Losses (Beginning of
 Year)..................       1,553         832           97       21       700       3,203
Loans Charged Off.......         925           9          124      --        --        1,058
Recoveries--Loans
 previously Charged Off.         159          30           54      --        --          243
                            --------    --------      -------   ------    ------    --------
Net Loan Losses
 (Recoveries)...........         766         (21)          70      --        --          815
Operating Expense
 Provision..............         275         --            50      --        --          325
                            --------    --------      -------   ------    ------    --------
Allowance for Loan
 Losses (Year End)......       1,062         853           77       21       700       2,713
Ratios:
  Loans in Category to
   Total Loans..........       60.99%      32.54%        6.03%     .44       --          100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........         .59%       (.03%)        .50%     --        --          .37%
                          COMMERCIAL &               LOANS TO
                          AGRICULTURAL REAL ESTATE  INDIVIDUALS OTHER   UNALLOCATED  TOTAL
                          ------------ -----------  ----------- ------  ----------- --------
YEAR ENDED 12/31/91:
- --------------------
Loans-Year End (Gross)..    $116,205    $ 84,545      $13,364   $  859    $  --     $214,973
Average Loans (Gross)...     101,545      69,453       13,873    1,500       --      186,371
Allowance for Loan
 Losses (Beginning of
 Year)..................       1,394         837          208       21       700       3,160
Loans Charged Off.......         337          36          165      --        --          538
Recoveries--Loans
 previously Charged Off.         496          31           54      --        --          581
                            --------    --------      -------   ------    ------    --------
Net Loan Losses
 (Recoveries)...........        (159)          5          111      --        --          (43)
Operating Expense
 Provision..............         --          --           --       --        --          --
                            --------    --------      -------   ------    ------    --------
Allowance for Loan
 Losses (Year End)......       1,553         832           97       21       700       3,203
Ratios:
  Loans in Category to
   Total Loans..........       54.06%      39.32%        6.22%     .40       --          100%
  Net Loan Losses
   (Recoveries) to
   Average Loans........        (.16%)       .01%         .80%     --        --        (.02%)

DEPOSITS

  The following table sets forth Premier's average daily deposits for each of the last five years (dollar figures in thousands):

                                             YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                     1991     1992     1993     1994     1995
                                   -------- -------- -------- -------- --------
Demand Deposits (Non-Interest
 Bearing)......................... $ 36,119 $ 38,402 $ 66,895 $ 88,594 $ 75,320
Demand Deposits (Interest Bear-
 ing).............................   38,194   44,772   57,937   93,788  121,038
Savings Deposits..................   67,456   73,684   95,351  154,188  126,021
Time Deposits.....................  138,603  140,815  182,222  172,554  212,586
Deposits in Foreign Bank Offices..     None     None     None     None     None
                                   -------- -------- -------- -------- --------
  Total Deposits.................. $280,372 $297,673 $402,405 $509,124 $534,965
                                   ======== ======== ======== ======== ========

  The following table sets forth the average rate paid on interest bearing deposits by major category for each of the last five years (dollar figures in thousands):

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                   1991  1992  1993  1994  1995
                                                   ----- ----- ----- ----- -----
Demand Deposits (Interest Bearing)................ 4.83% 3.67% 2.41% 2.37% 3.11%
Savings Deposits.................................. 4.89% 3.52% 2.74% 2.99% 3.33%
Time Deposits..................................... 6.65% 5.20% 4.09% 4.30% 5.59%

TIME CERTIFICATES OF DEPOSIT/TIME DEPOSITS OF $100,000 OR MORE

  The following table sets forth Premier's maturity distribution for all time deposits of $100,000 or more as of December 31, 1995 (in thousands):

     MATURITY                                                 AMOUNT OUTSTANDING
     --------                                                 ------------------
     3 Months or less........................................      $23,866
     3 through 6 months......................................       11,928
     6 through 12 months.....................................        6,170
     Over 12 months..........................................        4,366
                                                                   -------
       Total.................................................      $46,330
                                                                   =======

RETURN ON EQUITY AND ASSETS

  The following table sets forth Premier's return on average assets, return on average common equity, return on average equity, dividend payout ratio, and average equity to average asset ratio for each of the last five years:

                                                   YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                               1991   1992   1993   1994   1995
                                              ------ ------ ------ ------ ------
Return on Average Assets.....................  1.01%  1.15%   .83%   .95%   .99%
Return on Average Common Equity.............. 14.29% 14.58% 10.80% 11.11% 11.93%
Return on Average Equity..................... 14.29% 14.58%  8.99% 10.23% 10.90%
Dividend Payout Ratio........................ 16.75% 19.73% 29.27% 26.47% 27.27%
Average Equity to Average Asset Ratio........  7.06%  7.90%  9.26%  9.27%  9.04%

SHORT-TERM BORROWINGS

  The following table sets forth a summary of Premier's short-term borrowings for each of the last five years (dollar figures in thousands):

                                               YEAR ENDED DECEMBER 31
                                       ---------------------------------------
                                        1991    1992    1993    1994    1995
                                       ------- ------- ------- ------- -------
Balance at End of Period:
  Federal Funds Purchased and FHLB
   Advances........................... $14,241 $ 4,272 $   --  $13,975 $23,975
  Securities Sold Under Repurchase
   Agreements.........................  43,688  14,854  20,571  16,086  18,635
  Notes Payable to Banks..............     260   1,880  12,410  12,210   8,750
  Other...............................     --      --      --      --      --
                                       ------- ------- ------- ------- -------
    Total............................. $58,189 $21,006 $32,981 $42,271 $51,360
                                       ======= ======= ======= ======= =======
Weighted Average Interest Rate at the
 End of Period:
  Federal Funds Purchased and FHLB
   Advances...........................   4.75%   3.53%     --    5.75%   5.75%
  Securities Sold Under Repurchase
   Agreements.........................   4.53%   3.79%   2.76%   4.47%   4.73%
  Notes Payable to Banks..............   6.50%   6.00%   6.00%   8.00%   7.43%
  Other...............................     --      --      --      --      --
Highest Amount Outstanding at Any
 Month-End:
  Federal Funds Purchased and FHLB
   Advances........................... $14,241 $16,614 $18,535 $13,975 $23,975
  Securities Sold Under Repurchase
   Agreements.........................  47,033  45,557  23,952  23,127  18,635
  Notes Payable to Banks..............   1,115   1,880  17,500  14,555  12,570
  Other...............................   2,000     --      --    1,000   3,000
Average Outstanding During the Year:
  Federal Funds Purchased and FHLB
   Advances........................... $ 6,305 $10,715 $ 8,534 $ 3,205 $10,137
  Securities Sold Under Repurchase
   Agreements.........................  42,320  36,073  15,480  16,872  17,183
  Notes Payable to Banks..............     760     768   7,362  12,755  10,334
  Other...............................     160     --      --      201     107
Weighted Average Interest Rate During
 the Year:
  Federal Funds Purchased and FHLB
   Advances...........................   5.78%   3.93%   3.30%   4.90%   6.55%
  Securities Sold Under Repurchase
   Agreements.........................   5.87%   3.74%   3.58%   3.26%   4.94%
  Notes Payable to Banks..............   8.63%   6.12%   6.14%   7.07%   8.00%
  Other...............................   6.40%     --      --    3.98%   6.25%

                      PREMIER MANAGEMENT'S DISCUSSION AND
                ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
              CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 1996

INTRODUCTION

  The discussion presented below provides an analysis of Premier's results of operations for the three months ended March 31, 1996 and 1995 (unaudited), and financial condition at March 31, 1996, compared with March 31, 1995 (unaudited). This discussion is intended to cover significant factors affecting Premier's overall performance during that time. It is designed to provide stockholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented elsewhere in this Joint Proxy Statement-Prospectus.

RESULTS OF OPERATIONS

  Premier earned $1.5 million for the first quarter of 1996 or $.18 per share. Net earnings for the first quarter of 1995 totaled $1.3 million, or $.15 per share. Return on average assets and common equity was .93% and 10.42%, respectively for the three months ended March 31, 1996, compared to .85% and 9.77% for the same period in 1995.

  Net Interest Income. Net interest income for the first quarter of 1996 was $5.5 million, as compared to $5.3 million in 1995. The increase was essentially attributable to growth in average earning assets. Average earning assets were $584.4 million for the quarter ended March 31, 1996, an increase of $39.0 million from the $545.4 million reported in 1995. An analysis of first quarter results reflects a 21 basis point decrease in the average yield on earning assets from 1995 to 1996, while the average cost of funds increased 6 basis points, resulting in a lower net interest margin (3.94% in 1996 as compared to 4.21% in 1995).

  Provision for Possible Loan Losses. Premier recorded a loan loss provision of $100,000 in the first quarter of 1996 as compared to $51,000 in the first quarter of 1995. The $49,000 increase in the provision in the first quarter of 1996, as compared to the first quarter of 1995, was primarily due to the increase in the size of the loan portfolio as of March 31, 1996, when compared to March 31, 1995.

  At March 31, 1996 the allowance for possible loan losses totaled $3.9 million, or 1.19% of gross loans, compared to $3.3 million, or 1.14% of gross loans at March 31, 1995. Nonperforming assets as a percentage of total assets decreased to .59% as of March 31, 1996 as compared to .76% at March 31, 1995 and .60% at December 31, 1995. Premier's management believes that the allowance for possible loan losses is adequate based upon the composition of the portfolio and credit quality as of March 31, 1996. Future provisions will continue to be determined in relation to overall asset quality and loan portfolio growth.

  Noninterest Income. Total noninterest income increased $308,000, or 19.14% for the three months ended March 31, 1996 as compared to the same period in 1995. Contributors to the increase were net gains on loans sold to the secondary market, gains on investment securities sold and other operating income. Income on real estate loan originations and sales to the secondary market enhanced earnings in 1996 by $95,000, an increase of $78,000 as compared to $17,000 recorded in 1995. Net gains from sales of investment securities totaled $69,000 in the first quarter of 1996, up $46,000 from $23,000 in 1995. The remaining increase was primarily from trust fees, sale of other real estate and premiums received from selling options on securities available for sale. Total noninterest expense decreased by approximately $103,000 in the first quarter of 1996 as compared to the same period in 1995. Non-tax-deductible expenses totaling approximately $151,000 relating to the Merger were more than offset by the $278,000 decrease in federal deposit insurance premiums. Premier expects to continue to incur expenses related to the Merger in the second and third quarters of 1996.

  Income Taxes. Income taxes for the first quarter of 1996 totaled $855,000 as compared to $539,000 in 1995. The increase in the tax provision is due to higher pretax earnings, a decrease in tax exempt income and an increase in non-tax-deductible expenses (i.e. merger related expenses and goodwill). Premier's effective tax rate for the period ended March 31, 1996 was 36.46% as compared to 29.34% for the same period in 1995.

FINANCIAL CONDITION

  Assets. Total assets increased from $670.2 million at December 31, 1995 to $671.1 million at March 31, 1996. Cash and cash equivalents declined by approximately $10.4 million from $38.1 million at December 31, 1995 to $27.7 million at March 31, 1996. The decline in cash and cash equivalents was primarily due to the use of such funds to purchase investment securities, resulting in lower cash balances at correspondent banks. Securities available for sale increased by $13.6 million to $278.9 million at March 31, 1996, as compared to $265.3 million at December 31, 1996.

  Liabilities; Deposits. Total liabilities increased modestly from $608.1 million at December 31, 1995 to $610.4 million at March 31, 1996. Total deposits declined by approximately $4.8 million, due to an $11.5 million decrease in non-interest-bearing deposits, partially offset by a $6.7 million increase in interest-bearing deposits. Premier has historically experienced a first-quarter decrease in the amount of non-interest-bearing deposits, following an increase in such deposits during the fourth quarter. Securities sold under agreements to repurchase, which are generally short-term sources of funds and managed in conjunction with all funding sources, increased by $7.4 million during the same December 31, 1995 to March 31, 1996 time-frame.

  Stockholders' Equity. At March 31, 1996, stockholders' equity totaled $60.7 million, down from $62.1 million at December 31, 1995. This decrease was due primarily to earnings net of common and preferred dividends being more than offset by a $2.2 million decrease in the after tax unrealized gain (loss) recorded on securities available for sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

  At March 31, 1996, Premier had a "Tier 1" capital ratio of 10.69%, a "Total Risk-Based Capital Ratio" of 11.69% and a "Leverage Ratio" of 6.32%. In addition, all of the Premier Banks met the definition of "well-capitalized" under the FDIC's risk related premium system at March 31, 1996. See "PREMIER MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995--Financial Condition-- Stockholders' Equity" for further information concerning regulatory capital requirements.

                      PREMIER MANAGEMENT'S DISCUSSION AND
                ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
             CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

INTRODUCTION

  The discussion presented below provides an analysis of Premier's financial condition and results of operations for the past three years, and is intended to cover significant factors affecting Premier's overall performance during that time. It is designed to provide stockholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented elsewhere in this Joint Proxy Statement-Prospectus.

RESULTS OF OPERATIONS

  Net earnings available to common stockholders for 1995 (i.e., net earnings less preferred dividends) totaled $5.2 million, or $.77 per common share, compared with $4.5 million, or $.68 per share, in 1994. In 1993, net earnings available to common stockholders were $3.4 million or $.55 per share. Premier's return on average common equity was 11.93% in 1995, 11.11% in 1994 and 10.80% in 1993. Return on average assets was .99%, .95%, and .83% in 1995, 1994 and 1993, respectively.

  NET INTEREST INCOME Tax equivalent net interest income for 1995 was $23.6 million, as compared to $22.8 million in 1994 and $18.8 million in 1993. The year-to-year increases were primarily a result of increased earning asset volume. The growth is directly related to Premier management's efforts to expand the loan portfolio, and funded with core deposits. Net interest income earned from the increased earning asset volume more than offset declines in net interest margin.

  Average earning assets totaled $563.7 million in 1995 versus $527.4 million and $423.4 million in 1994 and 1993, respectively. Average loans, the highest yielding component of earning assets, increased by $78.8 million over the three year period. The remainder of the increase is in investment securities.

  Premier's net interest margin was 4.18% in 1995 as compared to 4.32% in 1994 and 4.43% in 1993. The decrease in net interest margin from 1993 to 1995 was the result of a change in earning asset mix. Although loans increased significantly during the three year period, they comprised a declining percentage of average earning assets; 53.6% in 1995, 55.4% in 1994 and 64.7% in 1993. This change is reflected in the components of net interest margin. From 1994 to 1995, Premier experienced a 93 basis point increase in the average yield on earning assets while the average cost of funds increased 107 basis points. In 1994 the yield on average earning assets was 26 basis points less than in 1993, while cost of funds declined by 15 basis points.

  INTEREST RATE RISK MANAGEMENT Movements in general market interest rates are a key element in changes in net interest margin. The impact on earnings of changes in interest rates, known as interest rate risk, must be measured and managed to avoid unacceptable levels of risk. Premier uses simulation modeling to analyze the effect of predicted or assumed changes in interest rates on balances and subsequently net interest income, and to manage interest rate risk. Premier's model provides for simultaneously comparing four different interest rate scenarios and their impact on net interest income over a two-year horizon. The "most likely" rate scenario is predicated on an economic consensus of future movements in short-term interest rates. A "rising" rate scenario and "declining" rate scenario are used to identify the potential impact of rapid changes, up or down, from current rates. The fourth scenario, i.e., the "base" or "flat rate" simulation, (more traditionally known as "gap measurement") is used as a control to quantify the effect of changes in net interest income caused solely by repricing existing balances at current rates as they mature. Changes in balances reflecting repayment risk, likely changes in customer behavior under different interest rate environments and other "what if" assumptions are also simulated under each scenario. Premier's interest sensitivity, i.e., its exposure to change in net interest income is measured over a rolling 12-month period under each of the first three scenarios and compared to the base case forecast. Generally, Premier's policy is to maximize net interest income while limiting its negative interest sensitivity (i.e., a decline in net interest income) to no more than 10% of after tax earnings under any interest rate scenario. In January, 1996, the simulation model indicated rate sensitivity (i.e., a change in net interest income) of less than 1.00% in either a rising or declining rate environment.

  Premier's management uses earnings simulation under a variety of interest rate and balance assumptions to manage interest rate risk in a dynamic environment. The following table shows Premier's base or flat rate measurement (i.e., "gap position") as of December 31, 1995:

                                                VOLUMES SUBJECT TO REPRICING
                                             ----------------------------------
                                              WITHIN   WITHIN  WITHIN    OVER
                                             90 DAYS  180 DAYS 1 YEAR   1 YEAR
                                             -------- -------- ------- --------
                                                      ($ IN THOUSANDS)
   Loans (net of unearned income)........... $180,246 $15,075  $17,717 $113,659
   Investment securities....................   45,300  39,041   27,743  153,242
   Other earning assets.....................      676     --       --       --
     Total earning assets...................  226,222  54,116   45,460  266,901
   Interest-bearing deposits................  119,510  36,923   32,658  279,707
   Short-term borrowings....................   38,853  10,850    1,657      --
     Total interest-bearing liabilities.....  158,363  47,773   34,315  279,707
     Asset (liability) gap..................   67,859   6,343   11,145  (12,806)
     Cumulative asset gap...................   67,859  74,202   85,347   72,541

  PROVISION FOR POSSIBLE LOAN LOSSES The amount of the provision for possible loan losses is based on periodic (but no less than quarterly) evaluations by Premier's management. In these evaluations, Premier considers numerous factors including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, and an estimation of potential losses.

  Each loan in the portfolio is graded according to specific financial, risk and repayment criteria. The aggregate required reserve balance for the entire portfolio is maintained through earnings provisions as required. Premier's provision for loan losses in 1995 totaled $636,000 as compared to $200,000 and $1.6 million in 1994 and 1993, respectively. The $436,000 increase in the provision for loan losses in 1995, as compared to 1994, was primarily due to overall growth in the loan portfolio. Loans outstanding grew by $42.2 million from year-end 1994 to year-end 1995, while non-accrual loans declined by $2.5 million.

  The $1.4 million decrease in the provision for loan losses in 1994, as compared to 1993, was due to a number of factors. Premier reduced its portfolio of non-accrual loans and loans past due 90 days and still accruing by $5.9 million from 1993 to 1994, while charging off $1,524,000 as losses. Loans charged off were slightly less than the 1993 provision of $1.6 million and were offset by $643,000 in recoveries on loans previously charged off. The $1.6 million provision for loan losses in 1993, moreover, was substantially higher than the provision expensed by Premier in prior years and was primarily the result of Premier's application of its loan review and risk-grading system to loans added to its portfolio through its acquisition of First Northbrook Bancorp, Inc. in July, 1993. See "ADDITIONAL INFORMATION CONCERNING PREMIER-- Summary of Loan Loss Experience."

  At December 31, 1995 the allowance for possible loan losses totaled $3.9 million, or 1.17% of gross loans, compared to $3.7 million, or 1.29% of gross loans at December 31, 1994. At December 31, 1995 and 1994, the allowance for loan losses, as a percentage of non-performing loans, was 149.3% and 65.2%, respectively. Net charge-offs as a percentage of average loans were .16% in 1995, compared with .30% and .83% in 1994 and 1993, respectively. Although Premier's management believes that the present level of the Allowance for Possible Loan Losses is a conservative assessment of the risk inherent in Premier's loan portfolio, there can be no assurance that significant provisions for losses will not be required in the future based on factors such as deterioration of market conditions, major changes in borrowers' financial conditions, delinquencies and defaults. Future provisions will continue to be determined in relation to overall asset quality as well as other factors mentioned previously.

  NONINTEREST INCOME Total noninterest income increased $544,000, or 8.1%, in 1995 over 1994 following a $693,000, or 11.6%, increase in 1994 over 1993.
Trust fees and service charges on deposits continue to be the primary components of noninterest income. Revenue from other fee-based services and products also increased modestly.

  Trust fees, which represent Premier's largest fee-based source of income, totaled $2.5 million in 1995, a 3.9% increase over 1994. This increase followed revenue growth of 9.5% in 1994. The growth in both years was primarily due to an increasing customer base. Trust fees are based on providing fiduciary, investment management, custodial and related services to corporate and personal clients. As of December 31, 1995, the market value of total managed assets approximated $.6 billion. Premier anticipates continued growth in relationships and fees in 1996.

  Service charges on deposit accounts totaled $2.0 million and $1.9 million in 1995 and 1994, respectively. In 1993, service charges on deposit accounts increased $532,000, or 56.9%, to $1.5 million. Although total deposits grew approximately $27.8 million in 1995, modest growth in fees from service charges were experienced due to an increase in earnings credit on commercial transaction accounts, which essentially offset higher transaction volume. The increase in service charges on deposit accounts from 1993 to 1994 was due to an overall increase in transaction related fees.

  Another source of noninterest income over the past several years has been premiums recognized on sales of residential mortgage loans to the secondary market. Net gains from the sale of residential mortgage loans totalled $222,000, $257,000 and $886,000 for the years 1995, 1994 and 1993, respectively. Low interest rate environments such as those experienced from 1992 through the first quarter of 1994 and again in the fourth quarter of 1995 create an increase in loan refinancing. As market rates decrease, both refinancing and premiums recognized on loans sold to the secondary market generally increase.

  Net investment security gains were $409,000 in 1995 as compared to $35,000 in 1994 and $136,000 in 1993. As conditions change over time, the overall interest rate risk, liquidity demands and potential return on the investment security portfolio will change. Securities available for sale may be sold in order to manage interest rate risk, optimize overall investment returns, respond to changes in the credit risk of a particular security, or meet liquidity needs.

  Other operating income increased modestly, by $60,000, to $2.2 million in 1995, following an increase of $776,000 in 1994 from 1993. Contributing to the 1995 increase were fees from loan servicing, credit card processing and safe deposit box rental. In 1994, other operating income included non-recurring income of $396,000 on loans charged off in prior periods that were recovered in 1994, as well as income from operating the six new offices acquired in July, 1993 for a full year.

  NONINTEREST EXPENSE. Total noninterest expense increased modestly, by $108,000, to $19.9 million in 1995 as compared to $19.8 million in 1994. In 1993 noninterest expense totalled $16.5 million. Premier's efficiency ratio, which measures the level of operating expense (non-interest expense exclusive of taxes, loan loss provision and non-cash charges such as depreciation and amortization) to total tax equivalent net interest income plus recurring non-interest revenue, improved from 61.4% in 1993 to 59.2% and 56.5% in 1994 and 1995, respectively.

  Salaries and benefits, the largest component of non-interest expense, totaled $9.5 million in 1995 an increase of $614,000 or 6.9% over 1994 following an increase of approximately $1.2 million over 1993. The 1995 increase was primarily a result of higher incentive pay and increased employee benefits including medical insurance premiums, profit-sharing contributions and company-matched 401-k contributions. Employee benefits were 12.4% of compensation expense in 1995 compared with 12.5% in 1994 and 10.8% in 1993. The increase in 1994 over 1993 reflects increased employee benefits and staffing of the six new offices acquired in July, 1993 for a full year. At December 31, 1995, full-time equivalent employees totaled 296, as compared to 306 and 286 employees at December 31, 1994 and 1993, respectively.

  Combined net occupancy and furniture and fixture expense increased $158,000 and $483,000 in 1995 and 1994, respectively. The increase in 1995 over 1994 was primarily the result of higher real estate taxes and a new office location in DeKalb, Illinois. The increase in combined net occupancy and furniture and fixture expense in 1994 was largely the result of the six new office locations acquired in Northbrook, Riverwoods and Cary, Illinois in July 1993. Premier anticipates future increases in net occupancy and furniture and fixtures costs for existing offices will be modest.

  In 1995, the Premier Banks paid $586,000 for federal deposit insurance as compared to $1.2 million in 1994 and $918,000 in 1993. The decrease in 1995 was the result of the FDIC's restructuring of deposit insurance premiums to reflect the now fully-funded position of the insurance fund. Deposit insurance premium rates are based on an individual institution's adequacy of capital. The Premier Banks are currently categorized by the FDIC as "well capitalized" which allows them to take advantage of the lowest available premium rate. The increase in 1994 over 1993 was attributable to an increase in deposits.

  Amortization of intangible assets was $1.6 million in both 1995 and 1994 as compared to $834,000 in 1993. The increased amortization in 1994 relates to the additional amortization expense from the excess cost over fair value of net assets acquired in July, 1993.

  Other operating expenses decreased by $88,000, or 1.7%, in 1995, following a $566,000, or 12.6%, increase in 1994. The primary factor contributing to the 1995 improvement were lower expenses associated with temporary holding of other real estate for sale and collection costs on non-performing assets. Other real estate expense and collection costs totaled approximately $357,000, $401,000, and $382,000 in 1995, 1994 and 1993 respectively. The 1994 increase relates primarily to operating the six offices acquired in July 1993 for a full year and start-up costs for the DeKalb office purchased in December, 1994.

  INCOME TAXES Income taxes for 1995 totaled $2.7 million as compared to $2.4 million in 1994 and $1.6 million in 1993. The increase in the tax provision is due to higher pre-tax earnings and a decrease in tax-exempt income as a percentage of pre-tax income. Premier's effective tax rate was 29.97% for 1995 as compared to 29.68% and 28.26% in 1994 and 1993, respectively.

FINANCIAL CONDITION

  At December 31, 1995, Premier had total assets of $670.2 million, as compared to $620.5 million at December 31, 1994. Average total assets for 1995 increased $32.9 million, or 5.5%, over 1994. Loan growth and purchase of securities accounted for much of the increase in total assets. The increase in assets were funded primarily by interest bearing deposits and short-term borrowings.

  SECURITIES Securities available for sale are a part of Premier's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. At December 31, 1995, Premier had $265.3 million in securities available for sale, compared to $208 million at year-end 1994. The increase in securities available for sale was due to (i) reclassifying all held-to-maturity securities into available-for-sale in November 1995 and (ii) utilization of short-term borrowings for the purchase of adjustable rate mortgage backed securities. In November 1995, financial institutions were given a one-time opportunity from the FASB to reclassify, without violating the provisions of FAS No. 115, their investment securities. Bank regulatory authorities currently do not include unrealized gains and losses in evaluating capital adequacy. By carrying all securities in the available-for-sale category, Premier's management can more actively manage the investment portfolio. At December 31, 1994 investments held-to-maturity totaled $40.5 million.

  LOANS Premier's lending strategy continues to stress quality growth, diversified by product, geography and industry. Loans represent the largest component of Premier's earning assets. At December 31, 1995, total gross loans outstanding were $327 million, a $42.2 million, or 14.80% increase as compared to a year ago. This increase was the result of growth in both the commercial and real estate portfolios. Loan portfolio distribution at

December 31, 1995, was 58% commercial, 33% retail, and 9% agricultural. The portfolio mix and concentration have not changed significantly from year-end 1994. Preserving loan quality and diversifying the loan portfolio both geographically and by industry continue to be key objectives for Premier. Premier anticipates total loan growth to continue in 1996.

  ASSET QUALITY Over the past several years, aggressive collection actions combined with a healthy local and national economy have improved asset quality significantly. At year end, nonperforming assets declined to $4 million, or
 .60% of total assets, down from $7.1 million, or 1.14% of total assets at December 31, 1994. Non-performing assets consist of loans 90 days or more past due, loans not accruing interest, loans with renegotiated credit terms, and other real estate owned. Impaired loans at December 31, 1995 decreased $3.1 million, to $2.6 million, compared to $5.7 million a year earlier. Impaired loans as a percentage of loans were .78% and 1.99% at December 31, 1995 and 1994, respectively. Other real estate owned totaled $1.5 million and $1.4 million at December 31, 1995 and 1994, respectively.

  SOURCES OF FUNDS Premier considers core deposits, which include transaction accounts, savings deposit accounts, and consumer time deposits less than $100,000 as its most stable source of funding. These core deposits are supplemented by time deposits from governmental entities, time deposits greater than $100,000 and repurchase agreements. Short-term borrowings and stockholders' equity comprise the other portion of our total funding sources. Total deposits increased $27.8 million, or 5.3% to $551.5 million at December 31, 1995 compared with $523.7 million at December 31, 1994. Core deposits totaled $504.8 million at December 31, 1995 and $500.7 million at December 31, 1994. Non-interest bearing deposits were 15.0% and 16.4% of total deposits at December 31, 1995 and 1994, respectively. Total short-term borrowings, including repurchase agreements, were $51.4 million at December 31, 1995 compared with $42.3 million at December 31, 1994.

  LIQUIDITY Premier defines liquidity as having funds available to meet cash flow requirements. Effective management of balance sheet liquidity is necessary to fund growth in earning assets, to pay liabilities, to satisfy depositors' withdrawal requirements and to accommodate changes in balance sheet mix. Premier has three major sources of generating cash other than through operations: (i) primary and secondary market deposits, (ii) securities available for sale, and (iii) lines of credit from unaffiliated banks. An ongoing analysis of liquidity is performed at the subsidiary and holding company levels. Liquid assets are compared to the potential needs for funds to determine if Premier has sufficient coverage for future liquidity needs. Management maintains a primary and total liquidity position that provides 100% coverage relative to the anticipated likelihood of potential events taking place. At year end, Premier's liquidity coverage exceeded this position.

  STOCKHOLDERS' EQUITY Stockholders' equity increased by $9.6 million during 1995, from $52.5 million at December 31, 1994 to $62.1 million in 1995. The increase was due to retained net earnings of $4.0 million and recording an after tax unrealized gain on securities available for sale of approximately $1.2 million in accordance with SFAS No. 115 ("FAS 115") as compared to recording an after tax unrealized loss of $4.4 million in 1994.

  The Federal Reserve Board currently specifies three capital measurements under the risk-based capital guidelines: (i) "Tier 1 Capital" (i.e., common stockholders' equity less goodwill to risk-adjusted assets), (ii) "Total Risk Based Capital" (i.e., Tier 1 Capital plus the lesser of 1.25% of risk-adjusted assets or the allowance for possible loan losses to risk-adjusted assets), and
(iii) "Tier 1 Leverage Ratio" (i.e., common stockholders' equity less goodwill to total assets less goodwill). Bank holding companies are required to maintain minimum risk-based capital ratios of 4% for "Tier 1," 8% for "Total Risk-Based Capital," and a "Leverage Ratio" of 3% or greater. At December 31, 1995, Premier had a "Tier 1" ratio of 10.61%, well above the regulatory minimum. Its "Total Risk Based Capital Ratio" was 11.64%, and its "Leverage Ratio" was 6.14%, also considerably better than required. In addition, all of the Premier Banks met the definition of "well-capitalized" under the FDIC's risk related premium system at December 31, 1995.

  CURRENT ACCOUNTING DEVELOPMENTS In May, 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of SFAS No. 65." SFAS 122 requires the recognition as a separate asset the rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights. This statement is effective for fiscal years beginning after December 15, 1995. Premier adopted SFAS 122 January 1, 1996 and it did not have a material effect on the financial position or results of operation of Premier.

  On October 23, 1995, the FASB issued Statement 123, "Accounting for Stock-Based Compensation." The Statement permits a company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. The Statement requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. Premier plans to continue accounting for its stock-based compensation plans under APB Opinion 25.

                          SUPERVISION AND REGULATION

GENERAL

  Bank holding companies, banks and financial institutions generally are highly regulated, with numerous federal and state laws and regulations governing their activities. Premier and Northern Illinois are currently registered and GPF, upon consummation of the Merger, will be registered as a bank holding company under and subject to the provisions of the BHCA. As such, Premier and Northern Illinois are, and GPF will be, required to file with the Federal Reserve Board periodic reports and such additional information as the Federal Reserve Board may require. They are also subject to the supervision of, and examination by, the Federal Reserve Board. Premier and Northern Illinois are, and GPF will also be, subject to regulation under the Illinois Bank Holding Company Act of 1957, as amended (the "Illinois BHCA").

  Grand National Bank and First National Bank of Northbrook ("Northbrook") are national banks chartered under the laws of the United States and are subject to the supervision of, and examination by, the OCC, their primary regulator. The OCC regularly examines such areas as reserves, loans, investments, management practices and other aspects of Grand National Bank's and Northbrook's operations. Grand National Bank and Northbrook must also furnish to the OCC quarterly reports containing full and accurate statements of their affairs. All national banks are members of the Federal Reserve System and subject to the applicable provisions of the Federal Reserve Act and to regular examination by the Federal Reserve Bank of their district, in this case the Federal Reserve Bank of Chicago.

  First Bank North, First Bank South and First Security Bank of Cary Grove ("Cary Grove") are Illinois state banks chartered under the Illinois Banking Act and members of the Federal Reserve System. As such, they are subject to the supervision of, and examination by, the Illinois Commissioner and the Federal Reserve Board. The Illinois Commissioner and the Federal Reserve Board regularly examine such areas as reserves, loans, investments, management practices, and other aspects of the operations of First Bank North, First Bank South and Cary Grove. First Bank North, First Bank South and Cary Grove must also furnish to the Illinois Commissioner and the Federal Reserve Bank of Chicago quarterly reports containing full and accurate statements of their affairs. As an Illinois trust company, Premier Trust Services, Inc. is also subject to the supervision of and examination by the Illinois Commissioner.

  The deposits of Grand National Bank and all of the Premier Banks are insured by BIF of the FDIC. As a result, Grand National Bank and the Premier Banks are also subject to the provisions of the Federal Deposit Insurance Act and to examination by the FDIC. The examinations of the various regulatory agencies are designed for the protection of bank depositors and not for stockholders of the banks or their holding companies.

  The following references to material statutes and regulations affecting GPF, Premier, Northern Illinois, Grand National Bank and the Premier Banks are brief summaries thereof and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of GPF, Premier, Northern Illinois and their subsidiary banks.

BANK HOLDING COMPANY REGULATION

  The BHCA requires prior Federal Reserve Board approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than five percent (5%) of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve Board has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

  A bank holding company is a legal entity separate and distinct from its subsidiary bank or banks. Normally, the major source of a bank holding company's revenue is the dividends it receives from its subsidiary banks. The right of a bank holding company to participate as a stockholder in any distribution of assets of its subsidiary banks upon their liquidation or reorganization or otherwise is subject to the prior claims of creditors of such subsidiary banks. The subsidiary banks are subject to claims by creditors for long-term and short-term debt obligations, including substantial obligations for federal funds purchased and securities sold under repurchase agreements, as well as deposit liabilities. Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), in the event that the FDIC suffers a loss in connection with a banking subsidiary of a bank holding company (whether due to a default or the provision of assistance to the banking subsidiary by the FDIC), other banking subsidiaries of the same holding company may be held liable for such loss.

  Federal laws limit the transfer of funds by a subsidiary bank to its holding company and the non-bank subsidiaries of the holding company ("affiliates") in the form of loans or extensions of credit, investments in stock or other securities of the bank holding company or its other subsidiaries or advances to any borrower collateralized by such stock or other securities. Transfers of this kind are limited to 10 percent of a bank's capital and surplus with respect to each affiliate and to 20 percent with respect to all affiliates in the aggregate and are also subject to certain collateral requirements. These transactions, as well as other transactions between a subsidiary bank and its holding company and other affiliates, must also be on terms substantially the same as, or at least as favorable as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms or under circumstances, including credit standards, that would be offered to, or would apply to, non-affiliated companies.

  It is the policy of the Federal Reserve Board that a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of its subsidiary banks. The Federal Reserve Board takes the position that, in implementing this policy, it may require bank holding companies to provide such support when the holding company otherwise would not consider itself able to do so.

  The Illinois BHCA permits bank holding companies domiciled in Illinois to make acquisitions throughout the state. It also permits bank holding companies located in any state of the United States to acquire banks or bank holding companies within the State of Illinois, subject to certain conditions, including a regulatory determination that the laws of the state in which the acquiring bank holding company is located permit bank holding companies in Illinois to acquire banks or bank holding companies in the acquiror's state under qualifications and conditions that are not unduly restrictive when compared to those imposed by Illinois law. Subject to these regulatory determinations, GPF, Premier and Northern Illinois may acquire banks and bank holding companies in such states, and bank holding companies in those states may acquire banks and bank holding companies in Illinois. See also "--Other Regulations--The Riegle-Neal Act," below.

BANK REGULATION

  General. The federal and state laws and regulations generally applicable to banks regulate, among other things, the scope of a bank's business, allowable investments, required reserves against deposits, loans and collateral, establishment of branch offices and activities performed at such offices. These laws and regulations are generally designed for the protection of bank depositors and not the stockholders of the bank. For a discussion of the restrictions on certain types of transactions between bank holding companies and their bank subsidiaries and of capital adequacy requirement for banks, see "SUPERVISION AND REGULATION--Bank Holding Company Regulation;--Capital Requirements."

  Restrictions on Dividends. A national bank, such as Grand National Bank or Northbrook, may not pay a dividend in any calendar year in excess of its net profits for the current year plus its adjusted retained profits for the two prior years, unless it obtains OCC approval. Net profits from which dividends may be paid must be adjusted for losses and the amount of statutory bad debts in excess of the balance of the bank's allowance for possible credit losses. "Bad debts" are generally defined to include the principal amounts of loans which are in arrears with respect to interest by six months or more unless such loans are well secured and in the process of collection. As of December 31, 1995, Grand National Bank had approximately $7,053,000 and Northbrook had approximately $432,000 legally available to pay dividends under this test without prior approval of the OCC. The ability of Grand National Bank and Northbrook to pay dividends to Northern Illinois and Premier, respectively, and to GPF upon consummation of the Merger, may be further restricted as a result of capital adequacy requirements. See "SUPERVISION AND REGULATION-- Capital Requirements," below.

  Under the Illinois Banking Act, state banks, such as First Bank North, First Bank South, and Cary Grove may not declare dividends (i) except out of the bank's net profits and (ii) unless the bank has transferred to surplus at least one-tenth of its net profits since the date of the declaration of the last preceding dividend, until the amount of its surplus is at least equal to its capital. Net profits under the Illinois Banking Act must be adjusted for losses and bad debts (i.e., debts owing to the bank on which interest is past due and unpaid for a period of six months or more unless such debts are secured and in the process of collection). As of December 31, 1995, First Bank North, First Bank South and Cary Grove had a total of approximately $1.2 million available to pay dividends under this test. The ability of such banks to pay dividends to Premier, and to GPF upon consummation of the Merger, may also be further restricted as a result of capital adequacy requirements. See "SUPERVISION AND REGULATION--Capital Requirements," below.

  CRA. The Community Reinvestment Act (the "CRA") is intended to encourage banks and thrifts to help meet the credit needs of their entire communities, including low- and moderate-income neighborhoods, consistent with safe and sound lending practices. Under the CRA, the federal banking agencies take into account a financial institution's record of helping to meet the credit needs of its entire community when evaluating various types of applications, such as applications for branches, office relocations, mergers, consolidations, and purchase and assumption transactions, and may deny or condition approval of an application on the basis of an institution's record. All depository institutions, including Grand National Bank and the Premier Banks, are reviewed and rated by their primary federal bank regulator. In reviewing applications by bank holding companies, the Federal Reserve Board takes into account the record of compliance of a holding company's subsidiary banking institutions with the CRA. See "THE MERGER--Regulatory Approvals Required for the Merger."

CAPITAL REQUIREMENTS OF BANKS AND BANK HOLDING COMPANIES

  The various federal bank regulators, including the Federal Reserve Board and the OCC, have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. The capital standards (including the definitions of Tier 1 Capital and Tier 2 Capital) established by the OCC (for national banks such as Grand National Bank and Northbrook) and by the Federal Reserve Board (for state member banks such as First Bank North, First Bank South and Cary Grove) are substantially the same as those established by the Federal Reserve Board for bank holding companies. These standards significantly revise the definition of capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For bank holding companies, Tier 1 or "core" capital consists of common shareholders' equity, perpetual preferred stock (subject to certain limitations) and minority interests in the common equity accounts of consolidated subsidiaries and is reduced by goodwill and certain investments in other corporations ("Tier 1 Capital"). Tier 2 capital consists of (subject to certain conditions and limitations) the allowance for possible credit losses, perpetual preferred stock, "hybrid capital instruments," perpetual debt and mandatory convertible debt securities, and term subordinated debt and intermediate-term preferred stock ("Tier 2 Capital").

  Under the risk-adjusted capital standards, a minimum total capital to total risk-weighted assets ratio of eight percent (8%) is required, and Tier 1 Capital must be at least 50 percent of total capital. The Federal Reserve Board also has adopted a minimum leverage ratio of Tier 1 Capital to total assets of three percent (3%). The three percent Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and is used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations.

  The federal banking agencies have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated in the highest category under the regulatory rating systems for bank holding companies and banks. All other bank holding companies and banks are required to maintain a leverage ratio of 3 percent plus at least one to two percent (1% to 2%) of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve Board continues to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital, less all intangibles, to total assets, less all intangibles.

  For information concerning the capital ratios of Northern Illinois and Premier, respectively, see "NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 1996--Shareholders' Equity" and "NORTHERN ILLINOIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995--Shareholders' Equity" and "PREMIER MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 1996--Stockholders' Equity" and "PREMIER MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION--Stockholders' Equity."

OTHER REGULATIONS

  FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposed relatively detailed standards and mandated the development of additional regulations governing nearly every aspect of the operations, management and supervision of banks and bank holding companies. It also significantly enhanced the authority of bank regulators to intervene in the cases of deterioration of a bank's capital level. FDICIA requires that the banking regulators take prompt corrective action with respect to depository institutions that fall below certain capital levels and prohibits any depository institution from making any capital distribution that would cause it to be considered undercapitalized. Regulations adopted pursuant to FDICIA established five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Institutions that are not adequately capitalized may be subjected to a broad range of restrictions on their activities and will be required to submit a capital restoration plan which, to be accepted by the regulators, must be guaranteed in part by any company having control of the institution. Only well-capitalized institutions and adequately capitalized institutions receiving a waiver from the FDIC will be permitted to accept brokered deposits, and only those institutions eligible to accept brokered deposits may provide pass-through deposit insurance for participants in employee benefit plans.

  A range of other regulations adopted as a result of FDICIA have established interagency guidelines standards for safety and soundness for depository institutions and their holding companies; requirements relating to annual audits of depository institutions; requirements applicable to closure of branches; additional requirements for disclosures to depositors with respect to terms and interest rates applicable to deposit accounts; requirements for the banking agencies to adopt uniform regulations for extensions of credit secured by real estate; modification of accounting standards to conform to GAAP, including the reporting of off-balance sheet items and supplemental disclosure of estimated fair market value of assets and liabilities in financial statements filed with the banking regulators; increased penalties for failing to file assessment reports with the FDIC; greater restrictions on extensions of credit to directors, officers and principal shareholders; and increased reporting requirements on agricultural loans and loans to small businesses.

  As required by FDICIA, the FDIC has established a risk-based assessment system for deposit insurance provided to depositors at depository institutions whereby assessments to each institution are calculated upon the probability that the insurance fund will incur a loss with respect to the institution, the likely amount of such loss, and the revenue needs of the insurance fund. Under the system, deposit insurance premiums are based upon an institution's assignment to one of three capital categories and a further assignment to one of three supervisory subcategories within each capital category. The result is a nine category assessment system. The classification of an institution into a category depends, among other things, on the results of off-site surveillance systems, capital ratio, and its CAMEL rating (a supervisory rating of capital, asset quality, management, earnings and liquidity).

  The Riegle-Neal Act. On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") became law. Since September 29, 1995, the Riegle-Neal Act has permitted adequately capitalized and managed bank holding companies to acquire banks across state lines, without regard to whether the transaction is prohibited by state law, except that state law may establish the minimum age of the banks in such state that are subject to acquisition by out-of-state bank holding companies (not to exceed five years). The acquiring bank holding company must maintain the acquired bank as a separately chartered institution. Under the Riegle-Neal Act, the Federal Reserve Board generally may not approve an acquisition if, upon consummation, the applicant bank holding company would control more than 10% of the total deposits of U.S. insured depository institutions or 30% or more of the deposits in the state where the target bank is located. The Federal Reserve Board could approve an acquisition, notwithstanding the 30% limit, if the state waives the limit either by statute, regulation or order of the appropriate state official. Since September 29, 1995, the Riegle-Neal Act has also permitted any bank subsidiary of a bank holding company to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for a bank or thrift affiliate, whether such affiliate is located in a different state or in the same state.

  Beginning on June 1, 1997, banks may, with the approval of the appropriate Federal bank regulatory agency, merge with one another across state lines and thereby create a main bank with branches in separate states. After establishing branches in a state through an interstate merger transaction, the bank could establish and acquire additional branches at any location in the state where any bank involved in the merger could have established or acquired branches under applicable federal or state law. The responsible federal bank regulatory agency generally may not approve such a merger, however, if, after the merger, the resulting entity would control more than 10% of the total deposits of U.S. insured depository institutions or 30% or more of the deposits in the state where the target bank is located. The responsible federal bank regulatory agency may approve such a merger, notwithstanding the 30% limit, if the state waives the limit either by statute, regulation or order of the appropriate state official.

  Under the Riegle-Neal Act, states may adopt legislation permitting interstate mergers before June 1, 1997. Alternatively, states may adopt legislation before June 1, 1997, subject to certain conditions, opting-out of interstate branching. If a state opts out of interstate branching, no out-of-state bank may establish a branch in that state through an acquisition or de novo, and a bank whose home state opts-out may not participate in an interstate merger transaction. Illinois has adopted legislation permitting interstate mergers beginning June 1, 1997.

RECENT DEVELOPMENTS AFFECTING DEPOSIT INSURANCE PREMIUMS

  Subject to the limited exception described below, deposits of Grand National Bank and the Premier Banks are insured by the FDIC under the BIF. The FDIC also maintains another insurance fund, the Savings Association Insurance Fund (the "SAIF"), which primarily insures savings association deposits. Applicable law requires that the SAIF and BIF funds each achieve and maintain a ratio of insurance reserves to total insured deposits equal to 1.25%. The BIF recently reached this 1.25% reserve level, and the FDIC announced a reduction in BIF premiums for most banks. Based on this reduction, the highest rated institutions (approximately 92 percent of the nearly 11,000 BIF-insured banks) will pay the statutory annual minimum of $2,000 for FDIC insurance. Rates for all institutions were reduced by $0.04 per $100 of deposits, leaving a premium range of $0.00 (in which the statutory minimum applies) to $0.27 per $100 instead of the previous $0.04 to $0.31 per $100. Grand National Bank and the Premier Banks, for deposit insurance assessment purposes, are all classified in the highest category and should, subject to being reclassified, pay the statutory annual minimum of $2,000 for FDIC deposit insurance. First Bank North holds approximately $11,250,000 of deposits acquired in connection with the acquisition of a branch of a savings association. Those deposits are insured by SAIF and will continue to be subject to the higher premiums due on SAIF-insured deposits.

                        ADJOURNMENT OF SPECIAL MEETINGS

  Under certain circumstances, the management of Northern Illinois or Premier may determine at the time of the Northern Illinois Special Meeting or the Premier Special Meeting, respectively, that it is in the best interests of Northern Illinois or Premier, as the case may be, and its stockholders to adjourn such Special Meeting to a later date. For example, in the event that the number of shares present, in person or by proxy, at either Special Meeting is insufficient to constitute a quorum or to approve the Merger Agreement, Northern Illinois or Premier, as the case may be, might decide to adjourn such Special Meeting to permit further solicitation of proxies. Northern Illinois or Premier might also decide to adjourn its Special Meeting in the event that the parties determine that regulatory approval of the Merger will be unduly delayed or that events occurring subsequent to the date of this Joint Proxy Statement-Prospectus require Northern Illinois and Premier to furnish additional proxy soliciting information to the stockholders of both companies and to give the stockholders an opportunity to assimilate such information. If either Special Meeting is adjourned, no further notice of the time and place of the adjourned meeting is required to be given to the stockholders of the adjourned meeting other than an announcement of such time and place at such Special Meeting.

  The vote of a majority of the shares present at either Special Meeting, in person or by proxy, whether or not a quorum is present, is required to approve a proposal for adjournment at such Special Meeting. In order to allow the managements of Northern Illinois or Premier to vote proxies that have been received at the time of such Special Meeting in favor of such an adjournment, in the event that Northern Illinois or Premier determines, in its sole discretion, that an adjournment is in its best interests and the best interests of its shareholders, Northern Illinois and Premier has submitted the question of adjournment as a separate matter for consideration and vote of the stockholders. The boards of directors of Northern Illinois and Premier recommend that the stockholders vote FOR the proposal to adjourn the Northern Illinois Special Meeting and the Premier Special Meeting, respectively, so that such proxies may be voted in favor of such adjournment under such circumstances.

                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  The consolidated financial statements of Northern Illinois as of and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of Hutton Nelson & McDonald LLP, independent certified public accountants, whose report is included herein and upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Premier as of and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, whose report is included herein and upon the authority of such firm as experts in accounting and auditing.

                               CERTAIN OPINIONS

  The legality of the GPF Common Stock and associated Purchase Rights, the GPF Series A Preferred Stock and the GPF Series B Preferred Stock to be issued pursuant to the Merger will be passed upon for GPF by Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois 60606.

  KPMG has delivered an opinion to Northern Illinois and Premier, concerning certain federal income tax consequences of the Merger. See "THE MERGER-- Certain Federal Income Tax Consequences."

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES
 Interim Financial Statements (Unaudited)
  Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995..  F-2
  Consolidated Statements of Income for the three months ended March 31,
   1996 and 1995..........................................................  F-3
  Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 1996 and 1995...................................  F-4
  Consolidated Statements of Cash Flows for the three months ended March
   31, 1996 and 1995......................................................  F-5
  Note to Unaudited Consolidated Financial Statements.....................  F-7
 Annual Financial Statements
  Independent Auditor's Report............................................  F-8
  Consolidated Balance Sheets as of December 31, 1995 and 1994............  F-9
  Consolidated Statements of Income for the years ended December 31, 1995,
   1994 and 1993.......................................................... F-10
  Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1993, 1994 and 1995................................. F-12
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993.................................................... F-13
  Notes to Consolidated Financial Statements.............................. F-15
PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES
 Interim Financial Statements (Unaudited)
  Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995.. F-31
  Consolidated Statements of Earnings for the three months ended March 31,
   1996 and 1995.......................................................... F-32
  Consolidated Statements of Cash Flows for the three months ended March
   31, 1996 and 1995...................................................... F-33
  Notes to Unaudited Consolidated Financial Statements.................... F-34
 Annual Financial Statements
  Independent Auditors' Report............................................ F-35
  Consolidated Balance Sheets as of December 31, 1995 and 1994............ F-36
  Consolidated Statements of Earnings for the years ended December 31,
   1995, 1994 and 1993.................................................... F-37
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993.................................................... F-38
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1994 and 1993................................. F-39
  Notes to Consolidated Financial Statements.............................. F-40

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 1996 AND DECEMBER 31, 1995

                                     ASSETS

                                                        MARCH 31,  DECEMBER 31,
                                                          1996         1995
                                                       ----------- ------------
                                                       (UNAUDITED)  (AUDITED)
                                                            (000'S OMITTED
                                                          EXCEPT SHARE DATA)
Cash and due from banks...............................  $ 22,198     $ 27,888
Interest bearing deposits in other banks..............     1,520        4,848
Securities available for sale, at market..............   319,874      333,244
Federal funds sold....................................     4,450        6,500
Loans, net of unearned income.........................   561,728      548,055
Less allowance for loan losses........................    (5,779)      (5,585)
Premises and equipment................................    22,694       22,778
Accrued interest receivable...........................     7,766        7,183
Other real estate owned...............................     2,091        1,610
Other assets..........................................     8,015        7,933
                                                        --------     --------
                                                        $944,557     $954,454
                                                        ========     ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits
    Noninterest bearing...............................  $117,786     $113,839
    Interest bearing..................................   683,126      686,325
                                                        --------     --------
      Total deposits..................................   800,912      800,164
  Short-term borrowings...............................    28,224       36,872
  Long-term borrowings................................     8,655       11,588
  Other liabilities...................................    10,901       11,077
  Dividends payable...................................       503          857
                                                        --------     --------
      Total liabilities...............................   849,195      860,558
                                                        --------     --------
Shareholders' equity
  Common stock, no par value; authorized 10,000,000
   shares; issued and outstanding 2,956,784 and
   2,956,784 shares...................................    16,697       16,697
  Retained earnings...................................    69,929       68,391
  Net unrealized securities gains, net of tax.........     8,736        8,808
                                                        --------     --------
      Total shareholders' equity......................    95,362       93,896
                                                        --------     --------
                                                        $944,557     $954,454
                                                        ========     ========

    The accompanying note is an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                         -----------------------
                                                            1996        1995
                                                         ----------- -----------
                                                             (000'S OMITTED
                                                         EXCEPT PER SHARE DATA)
Interest income
  Interest and fees on loans............................ $    12,126 $    10,616
  Interest on federal funds sold........................          84         122
  Interest on securities
    Taxable.............................................       3,271       3,308
    Exempt from federal income tax......................       1,449       1,145
  Interest on deposits in other banks...................          28           7
                                                         ----------- -----------
      Total interest income.............................      16,958      15,198
                                                         ----------- -----------
Interest expense
  Interest on deposits..................................       7,657       6,295
  Interest on short-term borrowings.....................         496         614
  Interest on long-term debt............................         130          79
                                                         ----------- -----------
      Total interest expense............................       8,283       6,988
                                                         ----------- -----------
Net interest income.....................................       8,675       8,210
Provision for loan losses...............................         306          64
                                                         ----------- -----------
Net interest income after provision for loan losses.....       8,369       8,146
                                                         ----------- -----------
Other income
  Fees for customer deposit services....................         929         825
  Other fees and operating income.......................         434         508
  Trust department income...............................         125         109
  Securities gains......................................          12         293
                                                         ----------- -----------
      Total other income................................       1,500       1,735
                                                         ----------- -----------
Other expenses
  Salaries and employee benefits........................       4,134       3,733
  Occupancy and equipment expense.......................       1,104       1,022
  Data processing.......................................         291         295
  Other.................................................       1,760       2,029
                                                         ----------- -----------
      Total other expenses..............................       7,289       7,079
                                                         ----------- -----------
Income before income taxes..............................       2,580       2,802
Applicable income taxes.................................         539         634
                                                         ----------- -----------
Net income.............................................. $     2,041 $     2,168
                                                         =========== ===========
Average number of common shares outstanding.............       2,957       3,001
                                                         =========== ===========
Earnings per common share............................... $       .69 $       .72

    The accompanying note is an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                                  NET UNREALIZED
                                                                  GAINS (LOSSES)
                                      COMMON STOCK                 ON AVAILABLE
                                    ------------------  RETAINED     FOR SALE
                                     SHARES    AMOUNT   EARNINGS    SECURITIES
                                    ---------  -------  --------  --------------
                                        (000'S OMITTED EXCEPT SHARE DATA)
Balance January 1, 1995............ 3,006,477  $16,978  $61,090      $(3,409)
  Net Income.......................                       2,168
  Cash dividends $.17 per share....                        (510)
  Cost of shares acquired..........    (7,561)     (43)    (167)
  Change in unrealized gains on
   available for sale securities                                       2,678
                                    ---------  -------  -------      -------
Balance, March 31, 1995............ 2,998,916  $16,935  $62,581      $  (731)
                                    =========  =======  =======      =======
Balance, January 1, 1996........... 2,956,784  $16,697  $68,391      $ 8,808
  Net income.......................                       2,041
  Cash dividends $.17 per share....                        (503)
  Change in unrealized gains on
   available for sale securities                                         (72)
                                    ---------  -------  -------      -------
Balance, March 31, 1996............ 2,956,784  $16,697  $69,929      $ 8,736
                                    =========  =======  =======      =======




    The accompanying note is an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                           THREE MONTHS
                                                          ENDED MARCH 31,
                                                          ----------------
                                                           1996     1995
                                                          -------  -------
                                                            (000'S OMITTED)
Cash flows from operating activities:
  Interest and dividends received........................ $16,472  $14,873
  Fees and commissions received..........................   1,488    1,442
  Interest paid..........................................  (8,231)  (6,799)
  Cash paid to suppliers and employees...................  (6,029)  (8,272)
  Income taxes (paid) refunded...........................    (375)     519
                                                          -------  -------
      Net cash provided by operating activities..........   3,325    1,763
                                                          -------  -------
Cash flows from investing activities:
  Net decrease in interest bearing deposits in other
   banks.................................................   3,328      984
  Sales of securities available for sale.................   9,325    9,447
  Maturities of securities
    Held for investment..................................            1,594
    Available for sale...................................  44,105   23,336
  Purchase of securities available for sale.............. (41,437) (13,948)
  Net increase in loans.................................. (14,266) (12,689)
  Capital expenditures...................................    (460)    (374)
  Proceeds from the sale of property and equipment.......      30       12
  Proceeds from sale of other real estate owned..........              165
                                                          -------  -------
      Net cash provided by investing activities..........     625    8,527
                                                          -------  -------
Cash flows from financing activities
  Net increase (decrease) in deposits....................     748  (14,137)
  Net increase (decrease) in short term borrowings.......  (8,648)   4,986
  Net increase (decrease) in long term borrowings........  (2,933)     850
  Dividends paid.........................................    (857)    (872)
  Common stock acquired..................................             (210)
                                                          -------  -------
      Net cash used in financing activities.............. (11,690) ( 9,383)
                                                          -------  -------
Net increase (decrease) in cash and cash equivalents.....  (7,740)     907
Cash and cash equivalents at beginning of year...........  34,388   36,866
                                                          -------  -------
Cash and cash equivalents at end of period............... $26,648  $37,773
                                                          =======  =======


    The accompanying note is an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                           THREE MONTHS
                                                           ENDED MARCH
                                                               31,
                                                          ---------------
                                                           1996     1995
                                                          -------  ------
                                                           (000'S OMITTED)
Reconciliation of net income to net cash provided by
 operating activities:
Net income............................................... $ 2,041  $2,168
                                                          -------  ------
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Provision for premium amortization.....................     544     661
  Provision for discount accretion.......................    (446)   (378)
  Provision for depreciation.............................     515     503
  Provision for loan losses..............................     306      64
  Provision for deferred income taxes....................            (434)
  Gain on sale of securities.............................     (12)   (293)
  (Gain) Loss on sale of equipment.......................      (1)     12
  Changes in assets decrease (increase):
    Interest receivable..................................    (583)   (608)
    Prepaid expenses and other assets....................     348      13
  Changes in liabilities increase........................     613      55
                                                          -------  ------
      Total adjustments..................................   1,284    (405)
                                                          -------  ------
Net cash provided by operating activities................ $ 3,325  $1,763
                                                          =======  ======
Supplemental schedule of noncash investing and financing
 activities:
  Net change in unrealized gains on securities available
   for sale.............................................. $   117  $4,371
                                                          =======  ======
  Contributions and net earnings of Execuflex Plan....... $   417  $  100
                                                          =======  ======
  Securities with a 1994 trade date settled in 1995......          $ (936)
                                                                   ======
  Securities with a 1995 trade date settled in 1996...... $(1,353)
                                                          =======
  Securities purchased not settled....................... $   439  $2,018
                                                          =======  ======
  Securities sold not settled............................ $   260  $  232
                                                          =======  ======
  Loans transferred to OREO.............................. $   481
                                                          =======

     --- ---


    The accompanying note is an integral part of these financial statements.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the financial information of Northern Illinois and its subsidiary. All significant intercompany balances and transactions have been eliminated. In management's opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For a further description of significant accounting policies of the Northern Illinois, see the 1995 Form 10-K.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Northern Illinois Financial Corporation

  We have audited the accompanying consolidated balance sheets of Northern Illinois Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northern Illinois Financial Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investment securities and income taxes in 1993, and its method of accounting for impairment of loans in 1995, to conform to pronouncements of the Financial Accounting Standards Board.

                                          Hutton, Nelson & McDonald LLP

Oakbrook Terrace, Illinois
January 31, 1996

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,
                                                          --------------------
                                                            1995       1994
                                                          ---------  ---------
                                                            (IN THOUSANDS,
                                                          EXCEPT SHARE DATA)
Cash and due from banks (Note 2)......................... $  27,888  $  27,856
Interest bearing deposits in other banks.................     4,848      1,128
Federal funds sold.......................................     6,500      9,010
Securities (Notes 1, 3 and 4)
  Held to maturity, at amortized cost (market value
   $73,756 in 1994)......................................               73,661
  Available for sale, at market..........................   333,244    249,196
Loans, net of unearned income (Notes 4 and 5)............   548,055    478,255
Allowance for loan losses (Note 6).......................    (5,585)    (6,050)
Premises and equipment (Note 7)..........................    22,778     22,553
Accrued interest receivable..............................     7,183      6,862
Other real estate owned..................................     1,610      1,575
Other assets (Note 8)....................................     7,933      8,517
                                                          ---------  ---------
                                                          $ 954,454  $ 872,563
                                                          =========  =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits (Note 9)
    Noninterest bearing.................................. $ 113,839  $ 112,640
    Interest bearing.....................................   686,325    629,061
                                                          ---------  ---------
      Total deposits.....................................   800,164    741,701
  Short-term borrowings (Note 10)........................    36,872     40,577
  Long-term borrowings (Note 11).........................    11,588      5,650
  Other liabilities......................................    11,077      9,104
  Dividends payable......................................       857        872
                                                          ---------  ---------
      Total liabilities..................................   860,558    797,904
                                                          ---------  ---------
Shareholders' equity
  Common stock, no par value; authorized 10,000,000
   shares; issued and outstanding 2,956,784 and 3,006,477
   shares................................................    16,697     16,978
  Retained earnings (Note 17)............................    68,391     61,090
  Net unrealized gains (losses) on available for sale
   securities, net of tax of $5,570 in 1995 and $(2,156)
   in 1994...............................................     8,808     (3,409)
                                                          ---------  ---------
      Total shareholders' equity.........................    93,896     74,659
                                                          ---------  ---------
                                                          $ 954,454  $ 872,563
                                                          =========  =========

   The accompanying notes are an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1995    1994    1993
                                                         ------- ------- -------
                                                             (IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
Interest income
  Interest and fees on loans............................ $45,379 $38,094 $36,282
  Interest on federal funds sold........................     809     515     356
  Interest on securities................................
    Taxable.............................................  13,604  11,968  11,884
    Exempt from federal income tax......................   4,588   4,920   5,649
  Interest on deposits in other banks...................      22     142     188
                                                         ------- ------- -------
      Total interest income.............................  64,402  55,639  54,359
                                                         ------- ------- -------
Interest expense
  Interest on deposits..................................  28,397  21,689  23,151
  Interest on short-term borrowings.....................   2,536   1,974   1,153
  Interest on long-term borrowings......................     448     136       4
                                                         ------- ------- -------
      Total interest expense............................  31,381  23,799  24,308
                                                         ------- ------- -------
Net interest income.....................................  33,021  31,840  30,051
Provision for loan losses (Note 6)......................     799     355   1,362
                                                         ------- ------- -------
Net interest income after provision for loan losses.....  32,222  31,485  28,689
                                                         ------- ------- -------
Other income
  Fees for customer services............................   3,361   3,097   3,248
  Other operating income................................   2,478   1,656   2,251
  Trust department fees.................................     469     374     379
  Securities gains......................................   3,637   1,330   1,050
                                                         ------- ------- -------
      Total other income................................   9,945   6,457   6,928
                                                         ------- ------- -------
Other expenses
  Salaries and employee benefits........................  14,604  14,333  13,129
  Occupancy and equipment expense.......................   4,089   3,887   4,055
  Data processing.......................................   1,085   1,627   1,987
  Other.................................................   8,147   8,322   8,175
                                                         ------- ------- -------
      Total other expenses..............................  27,925  28,169  27,346
                                                         ------- ------- -------


   The accompanying notes are an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                         1995    1994    1993
                                                       -------- ------- -------
                                                            (IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
Income before income taxes and cumulative effect of
 change in accounting for income taxes................ $ 14,242 $ 9,773 $ 8,271
Applicable income taxes (Notes 1 and 13)..............    3,475   2,139     884
                                                       -------- ------- -------
Income before cumulative effect of change in
 accounting for income taxes..........................   10,767   7,634   7,387
Cumulative effect of change in accounting for income
 taxes (Note 1).......................................                      898
                                                       -------- ------- -------
Net income............................................ $ 10,767 $ 7,634 $ 8,285
                                                       ======== ======= =======
Average number of common shares outstanding...........    2,971   3,015   3,036
                                                       ======== ======= =======
Earnings per common share
  Income before cumulative effect of change in
   accounting......................................... $   3.62 $  2.53 $  2.43
  Cumulative effect of change in accounting...........                      .30
                                                       -------- ------- -------
  Net income.......................................... $   3.62 $  2.53 $  2.73
                                                       ======== ======= =======



   The accompanying notes are an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                  NET UNREALIZED
                                                                  GAINS (LOSSES)
                                      COMMON STOCK                 ON AVAILABLE
                                    ------------------  RETAINED     FOR SALE
                                     SHARES    AMOUNT   EARNINGS    SECURITIES
                                    ---------  -------  --------  --------------
                                        (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, January 1, 1993........... 3,050,801  $17,228  $50,713      $
  Net income.......................                       8,285
  Cash dividend $.75 per share.....                      (2,278)
  Cost of shares acquired..........   (21,026)    (119)    (386)
  Unrealized gains after tax of
   $2,604..........................                                    4,117
                                    ---------  -------  -------      -------
Balance, December 31, 1993......... 3,029,775   17,109   56,334        4,117
  Net income.......................                       7,634
  Cash dividend $.80 per share.....                      (2,409)
  Cost of shares acquired..........   (23,298)    (131)    (469)
  Unrealized (losses) after tax
   benefit of $4,760...............                                   (7,526)
                                    ---------  -------  -------      -------
Balance, December 31, 1994......... 3,006,477   16,978   61,090       (3,409)
  Net income.......................                      10,767
  Cash dividend $.80 per share.....                      (2,373)
  Cost of shares acquired..........   (49,693)    (281)  (1,093)
  Unrealized gains after tax of
   $7,724..........................                                   12,217
                                    ---------  -------  -------      -------
Balance, December 31, 1995......... 2,956,784  $16,697  $68,391      $ 8,808
                                    =========  =======  =======      =======



   The accompanying notes are an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1995       1994      1993
                                                 ---------  --------  ---------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Interest received............................  $  65,042  $ 59,597  $  58,448
  Fees and commissions received................      6,235     5,033      5,878
  Interest paid................................    (29,919)  (22,956)   (24,595)
  Cash paid to suppliers and employees.........    (28,329)  (25,318)   (25,914)
  Income taxes refunded (paid).................     (7,833)      112     (1,573)
                                                 ---------  --------  ---------
      Net cash provided by operating
       activities..............................      5,196    16,468     12,244
                                                 ---------  --------  ---------
Cash flows from investing activities:
  Net (increase) decrease in interest bearing
   deposits in other banks.....................     (3,720)    3,947      2,025
  Sale of securities
    Held to maturity...........................        182
    Available for sale.........................     39,128    18,767     46,828
  Maturities of securities
    Held to maturity...........................      5,432    17,484     15,169
    Available for sale.........................    107,701    76,025     90,951
  Purchase of securities
    Held to maturity...........................               (3,476)   (18,519)
    Available for sale.........................   (139,799)  (92,587)  (149,809)
  Net increase in loans........................    (71,502)  (42,708)   (36,458)
  Capital expenditures.........................     (2,351)   (2,638)    (3,118)
  Proceeds from sale of equipment..............        124        30          9
  Proceeds from sale of other real estate
   owned.......................................        440     2,774      4,350
  Premiums paid for life insurance.............       (156)     (152)       (85)
                                                 ---------  --------  ---------
      Net cash used in investing activities....    (64,521)  (22,534)   (48,657)
                                                 ---------  --------  ---------
Cash flows from financing activities:
  Net increase in deposits.....................     58,463    12,463     29,525
  Net increase (decrease) in short-term
   borrowings..................................     (3,705)   (4,758)    10,291
  Repayment of capital lease obligations.......                            (153)
  Dividends paid...............................     (2,387)   (2,266)    (2,072)
  Common stock acquired........................     (1,374)     (600)      (505)
  Proceeds from issuance of long-term notes....      6,000     5,500
  Repayment of long-term notes.................       (150)     (150)
                                                 ---------  --------  ---------
      Net cash provided by financing
       activities..............................     56,847    10,189     37,086
                                                 ---------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents...................................     (2,478)    4,123        673
Cash and cash equivalents at beginning of year.     36,866    32,743     32,070
                                                 ---------  --------  ---------
Cash and cash equivalents at end of year.......  $  34,388  $ 36,866  $  32,743
                                                 =========  ========  =========

   The accompanying notes are an integral part of these financial statements.

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1995     1994     1993
                                                    -------  -------  -------
                                                        (IN THOUSANDS)
Reconciliation of net income to net cash provided
 by operating activities:
Net income......................................... $10,767  $ 7,634  $ 8,285
                                                    -------  -------  -------
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Premium amortization net of discount accretion...     986    3,519    3,940
  Provision for depreciation.......................   2,106    1,828    1,732
  Provision for loan losses........................     799      355    1,362
  Provision for write-down of other real estate
   owned...........................................              170      481
  Provision for write-down of securities...........               85
  Cumulative effect of change in accounting for
   income taxes....................................                      (898)
  Provision for deferred income taxes..............  (5,567)   2,639      199
  Interest on long-term repurchase agreements......      88
  Gain on sale of securities.......................  (3,637)  (1,330)  (1,050)
  (Gain) loss on sale of equipment.................     (36)      (2)      92
  Gain on sale of other real estate owned..........     (37)    (167)    (113)
  Changes in assets and liabilities
    (Increase) decrease in other assets............  (1,439)     785   (1,134)
    Increase (decrease) in other liabilities.......   1,166      952     (652)
                                                    -------  -------  -------
      Total adjustments............................  (5,571)   8,834    3,959
                                                    -------  -------  -------
Net cash provided by operating activities.......... $ 5,196  $16,468  $12,244
                                                    =======  =======  =======
Supplemental schedule of noncash investing and
 financing activities:
  Net unrealized gains (losses) on securities
   available for sale.............................. $12,216  $(7,526) $ 4,117
                                                    =======  =======  =======
  Net software transferred to other assets.........          $    42  $    29
                                                             =======  =======
  Loans transferred to (from) other real estate
   owned........................................... $   438  $   (48) $ 1,563
                                                    =======  =======  =======
  Securities trades settled in a subsequent year... $   415  $   936  $    26
                                                    =======  =======  =======
  Contributions and net earnings of the Execuflex
   Plan............................................ $   392  $   646  $   486
                                                    =======  =======  =======
  Securities transferred from held to maturity to
   available for sale.............................. $68,047  $ 2,077
                                                    =======  =======


   The accompanying notes are an integral part of these financial statements.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reporting practices applicable to the banking industry.

  Principles of Consolidation--The consolidated financial statements of Northern Illinois Financial Corporation include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

  Nature of Operations--The Company is a bank holding company and through its banking subsidiaries offers a broad range of financial services to customers in the Illinois counties of Cook, Lake, Will and McHenry. The financial services offered are principally oriented toward individual consumers and small and medium sized businesses and are typical of those offered by a commercial bank.

  Estimates--The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from these estimates.

  Statement of Cash Flows--For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

  Securities--Prior to March 31, 1993, generally all securities were carried at cost, adjusted for amortization of premium and accretion of discount, generally computed using the interest method. On March 31, 1993, in response to changing industry practice resulting from recent actions by the Securities and Exchange Commission and Financial Accounting Standards Board, the Company revised its method of classifying securities. Securities were classified as follows:

  Securities held to maturity were securities that the Company had the intent and ability to hold to maturity and were carried at cost adjusted for amortization premium and accretion of discount, generally computed using the interest method.

  Securities available for sale are securities that are intended to be held for indefinite periods of time, but which may not be held to maturity. These securities may be used as a part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, deterioration of issuer's creditworthiness, or due to a desire to increase capital or liquidity. During 1993, securities available for sale were carried at the lower of aggregate cost, adjusted for amortization of premium and accretion of discount, generally computed using the interest method, or market. Effective December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities available for sale be reported at fair value with unrealized gains and losses reported net of applicable income taxes as a separate component of shareholders' equity.

  In the second quarter of 1994, due to regulatory reporting requirements, the Company's holdings of Federal Reserve Bank stock and Federal Home Loan Bank stock were transferred from the held to maturity category to securities available for sale.

  On December 1, 1995, the Company transferred securities amounting to $68,047,000 at amortized cost from the held to maturity category to securities available for sale. The net unrealized gains applicable to these

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES securities amounted to $2,155,000 at that date. This reclassification was made in accordance with "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board in November 1995.

  Realized securities gains and losses are determined on a specific identification basis and are reported in the consolidated statement of income as securities gains and losses.

  Loans--Loans are stated at the principal amount outstanding, net of any unearned income. Interest on commercial, real estate and other loans is included in interest income over the terms of the respective loans based upon principal balances outstanding. On installment loans, the unearned income is recognized in interest income using both the sum-of-the-months digits method and the constant yield method. The income recognized by using the sum-of-the-months digits method is not materially different from that obtained by using the constant yield method. Loan origination fees and costs are recognized as an adjustment of the yield on the related loan. Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

  Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognized and Disclosures." SFAS No. 114 covers the accounting for a loan when it is probable that all principal and interest amounts due will not be collected in accordance with its contractual terms. Certain loans, such as small-balance homogeneous loans (e.g., credit-card, installment credit and indirect dealer paper), are exempt from SFAS No. 114 provisions. Nonperforming loans which are internally rated as substandard or doubtful are generally identified as "impaired loans."

  On a quarterly basis, the Company identifies impaired loans, and impairment is recognized to the extent the recorded investment of an impaired loan exceeds the calculated present value. For non-collateral dependent loans, the calculated present value is measured using a discounted cash flow approach. Collateral-dependent loans, primarily real estate, are separately measured for impairment by determining the fair value of collateral less estimated costs to sell.

  The Company's charge-off policy for impaired loans is consistent with its policy for loan charge offs to the allowance for loan losses: impaired loans are charged off when an impaired loan, or a portion thereof, is considered uncollectible or is transferred to foreclosed properties.

  The allocated reserve for losses associated with impaired loans is considered in management's determination of the allowance for loan losses. The adoption of these statements did not have a material effect on the results of operations.

  SFAS 118 allows the Company to use its existing methods for recognizing interest income on an impaired loan. Consistent with the Company's method for nonaccrual loans, interest receipts on impaired loans are recognized as interest income or are applied to principal when the ultimate collectibility of principal is in doubt.

  Prior to January 1, 1995, impaired loans were included with other nonperforming loans and restructured debt.

  Allowance for Loan Losses--The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. However, the amount of change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

  Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation included in operating expenses is computed principally by the straight-line method for furniture and equipment and both the straight-line method and the declining-balance method for buildings based on the estimated useful lives of the assets. Leased equipment under capital leases was depreciated over the lease terms.

  Other Real Estate Owned--Other real estate owned represents properties acquired in satisfaction of customers' indebtedness. Such real estate is recorded at the carrying amount of the related indebtedness or its fair market value less estimated costs to sell at the date of acquisition, whichever is lower. Subsequent declines in market value, routine holding costs and losses or gains on disposition of other real estate are included in other operating income or expense.

  Trust Assets and Fees--Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets, since such items are not assets of the Company. Income from trust activities is reported on an accrual basis.

  Income Taxes--The Company files consolidated income tax returns with its subsidiaries. Each subsidiary provides for income taxes on a separate return basis and is charged or credited by the Company with the tax or tax benefit shown in a separate return. The provision for income taxes is based upon reported income and expense adjusted for differences that do not enter into the computation of taxes payable under applicable laws. Deferred taxes are provided for temporary differences in the recognition of income and expenses for tax and financial reporting purposes.

  Effective January 1, 1993, the Company prospectively adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Measurement of deferred tax assets and liabilities is based upon the provisions of enacted tax laws and the effects of future changes in tax laws or rates. The cumulative effect of this accounting change at January 1, 1993 amounted to $898,000.

  Earnings Per Common Share--Earnings per common share are based on the weighted average number of shares outstanding during the period.

2. CASH AND DUE FROM BANKS

  Included in cash and due from banks are amounts required to be deposited with the Federal Reserve Bank. These reserve balances vary depending on the level of customer deposits in the subsidiary banks. At December 31, 1995 and 1994 the reserve balance requirement was approximately $1,494,000 and $1,968,000, respectively.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

3. SECURITIES

  Securities have been classified in the balance sheets according to management's intent. The carrying amount of securities and their approximate fair values (in thousands) at December 31, 1995 and 1994 were as follows:

                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED  MARKET
                                        COST      GAINS      LOSSES     VALUE
                                      --------- ---------- ---------- ---------
Held to maturity securities:
  December 31, 1994
    Obligations of states and
     political subdivisions.......... $ 73,661   $ 1,154     $1,059   $ 73,756
                                      ========   =======     ======   ========
Available for sale securities:
  December 31, 1995
    U. S. Treasury securities........ $ 53,987   $   120     $  177   $ 53,930
    U. S. Government agencies........   32,034         9         19     32,024
    Obligation of states and
     political subdivisions..........   94,233     2,703        224     96,712
    Debt securities issued by foreign
     institutions....................    2,010                           2,010
    Corporate debt securities........   37,515       132         28     37,619
    Mortgage-backed securities.......   79,174     1,131        318     79,987
    Equity securities................   19,913    11,049                30,962
                                      --------   -------     ------   --------
                                      $318,866   $15,144     $  766   $333,244
                                      ========   =======     ======   ========
  December 31, 1994
    U. S. Treasury securities........ $ 91,388   $           $2,714   $ 88,674
    U. S. Government agencies........   58,794                  901     57,893
    Debt securities issued by foreign
     institutions....................    7,114                   54      7,060
    Corporate debt securities........   37,321                  789     36,532
    Mortgage-backed securities.......   44,529        18      2,065     42,482
    Equity securities................   15,613     2,030      1,088     16,555
                                      --------   -------     ------   --------
                                      $254,759   $ 2,048     $7,611   $249,196
                                      ========   =======     ======   ========

  In 1995 and 1994, realized gains (losses) on securities held to maturity which were called amounted to $(3,000) and $13,000.

  In 1995, proceeds from the sale of a security classified as held to maturity amounted to $182,000. The gross loss on this security amounted to $2,000. Management sold this security based on the determination that the issuer's creditworthiness would probably deteriorate below the minimum investment grade for a financial institution.

  The scheduled maturities of securities available for sale at December 31, 1995 (in thousands) were as follows:

                                                             AMORTIZED   FAIR
                                                               COST     VALUE
                                                             --------- --------
      Due in one year or less............................... $100,730  $100,808
      Due after one year through five years.................   51,875    52,724
      Due after five years through ten years................   29,414    30,657
      Due after ten years...................................   37,760    38,106
      Mortgage-backed securities............................   79,174    79,987
                                                             --------  --------
                                                             $298,953  $302,282
                                                             ========  ========

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  Proceeds from sales of securities available for sale during 1995 and 1994 were $39,128,000 and $18,767,000. Gross gains of $4,218,000 and $1,420,000 and gross losses of $576,000 and $103,000 were realized in 1995 and 1994.

4. PLEDGED ASSETS

  Securities and loans with carrying values of $156,124,000 and $139,269,000 on December 31, 1995 and 1994, respectively, were pledged to secure public and trust deposits, securities sold under agreements to repurchase, advances from the Federal Home Loan Bank, and for other purposes as required or permitted by law.

5. LOANS

  A summary of loans outstanding at December 31, 1995 and 1994 are summarized as follows (in thousands):

                                                                1995     1994
                                                              -------- --------
      Commercial and industrial.............................. $104,085 $ 82,039
      Real estate--construction..............................   41,413   39,296
      Real estate--mortgage..................................  353,916  312,520
      Installment............................................   49,944   46,397
                                                              -------- --------
                                                               549,358  480,252
      Unearned income........................................    1,303    1,997
                                                              -------- --------
                                                              $548,055 $478,255
                                                              ======== ========

  At December 31, 1995, collateral-dependent loans with carrying values of $3,190,000 which required the establishment of a related allowance for loan losses of $705,000 were recognized as impaired in conformity with the SFAS No. 114 (See Note 1). The average recorded investment in impaired loans was $3,608,000 for the year ended December 31, 1995. Interest income recognized as collected on these loans amounted to $216,000 in 1995.

  Other nonperforming loans and restructured debt amounted to $2,728,000 at December 31, 1995 and $7,163,000 at December 31, 1994. Interest income based on the original contract terms of the loans would have approximated $154,000 in 1995 and $591,000 in 1994 compared with amounts received of $46,000 in 1995 and $456,000 in 1994.

  Loans to directors of the Company were made in the ordinary course of business and were made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

  As of December 31, 1995 and 1994, loans aggregating approximately $21,603,000 and $14,149,000, respectively, were outstanding to directors, executive officers and certain associates. During 1995, new loans aggregating $14,583,000 and amounts collected of $7,129,000 were transacted with such parties.

  At December 31, 1995 and 1994, real estate mortgage loans in the amount of $5,290,000 and $1,297,000 respectively, have been sold with recourse for a period of six months from the date of sale.

  The Financial Accounting Standards Board has issued Statement 122, "Accounting for Mortgage Servicing Rights," which requires that the cost of the mortgage loans should be allocated to (1) the mortgage servicing rights, and (2) the loans themselves based on their relative fair values. The Company is required to adopt

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

Statement 122 beginning January 1, 1996. The Company estimates that the adoption of this statement will have no material effect on the results of operations.

  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $35,397,000 and $36,465,000 at December 31, 1995 and 1994, respectively.

  Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were approximately $973,000 and $1,024,000 at December 31, 1995 and 1994, respectively.

6. ALLOWANCE FOR LOAN LOSSES

  Changes in the allowance for loan losses were as follows (in thousands):

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1995   1994   1993
                                                           ------ ------ ------
      Balance, beginning of year.......................... $6,050 $6,226 $5,447
      Provision for loan losses...........................    799    355  1,362
      Loan recoveries.....................................    185    283    506
                                                           ------ ------ ------
                                                            7,034  6,864  7,315
      Loans charged off...................................  1,449    814  1,089
                                                           ------ ------ ------
      Balance, end of year................................ $5,585 $6,050 $6,226
                                                           ====== ====== ======

7. PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
      Land..................................................... $ 3,469 $ 3,484
      Buildings and improvements...............................  20,372  19,618
      Equipment................................................  11,222   9,818
      Leasehold improvements...................................     513     519
      Construction in progress.................................       8      10
                                                                ------- -------
                                                                 35,584  33,449
      Accumulated depreciation.................................  12,806  10,896
                                                                ------- -------
                                                                $22,778 $22,553
                                                                ======= =======

  The Company capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to construction in progress and is depreciated over the lives of the related assets. In 1994 and 1993, $4,000 and $8,000 of interest was capitalized.

  Depreciation charged to operations amounted to $2,106,000 in 1995, $1,828,000 in 1994 and $1,732,000 in 1993.

  Certain subsidiaries, as lessors, lease property not used in their operations under leases expiring on or before December 31, 1998. In addition to the minimum rental, the leases provide for the payment of additional rent based on real estate taxes paid in excess of a base amount. The subsidiaries received rental income from these properties of $85,000 in 1995, $86,000 in 1994 and $31,000 in 1993.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  The minimum annual rental income for future years under these leases follows (in thousands):

                                               MINIMUM
             YEAR ENDING                       RENTAL
             DECEMBER 31,                      INCOME
             ------------                      -------
              1996............................   $78
              1997............................    47
              1998............................    29

  The Company conducts a portion of its operations from leased facilities under leases which will expire over the next nine years. All of these leases are classified as operating leases.

  Some of the operating leases for bank facilities contain the option to renew or extend the lease terms for periods of five to ten years. In addition to the minimum rental, certain leases require the payment of taxes, insurance and maintenance costs.

  Minimum annual rentals for future years under operating leases having an original term of more than one year follows (in thousands):

                                               MINIMUM
                                               RENTAL
             YEAR ENDING DECEMBER 31,          EXPENSE
             ------------------------          -------
             1996............................. $  209
             1997.............................    198
             1998.............................    172
             1999.............................    181
             2000.............................    180
             Later years......................    509
                                               ------
             Total minimum payments........... $1,449
                                               ======

  Total rental expense for the operating leases follows (in thousands):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                  --------------
                                                                  1995 1994 1993
                                                                  ---- ---- ----
      Minimum rentals............................................ $233 $211 $189
      Additional rentals.........................................   25   29   30
                                                                  ---- ---- ----
      Total rental expense....................................... $258 $240 $219
                                                                  ==== ==== ====

  Total lease related expenses for capital leases for the year ended December 31, 1993 follows (in thousands):

             Depreciation expense................ $107
             Interest expense....................    4
                                                  ----
             Total related expenses.............. $111
                                                  ====

8. OTHER ASSETS

  Included in other assets at December 31, 1995 and 1994 are key-man life insurance policies, carried on the lives of a director and officers of the Company with a face amount of $3,070,000 and $3,020,000 and net cash surrender value of $629,000 and $473,000.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

9. DEPOSITS

  Time certificates of deposit of $100,000 and over included in interest bearing deposits at December 31, 1995 and 1994 amounted to $94,034,000 and $80,778,000.

10. SHORT-TERM BORROWINGS

  At December 31, 1995 and 1994 short-term borrowings consisted of the following (in thousands):

                                                                  1995    1994
                                                                 ------- -------
Short-term lines of credit with interest at prime rate or
 LIBOR.........................................................  $ 4,500 $ 3,025
Federal funds purchased, generally mature in one to five days..    1,250
Securities sold under agreements to repurchase, generally
 mature in one to one hundred eighty days from date of sale and
 bear interest at money market rates...........................   31,122  37,552
                                                                 ------- -------
                                                                 $36,872 $40,577
                                                                 ======= =======

  At December 31, 1995, the Company had unused short-term lines of credit of $1,000,000. The lines are unsecured and bear interest at the option of the Company of prime rate floating or fixed at one-month, two-month or three-month periods LIBOR plus 1 3/4%. The weighted average interest rates under the lines of credit were 7.7% and 7.5% at December 31, 1995 and 1994. The agreements contain restrictive covenants with respect to maintenance of capital, ratio of nonperforming loans to capital and ratio of the allowance for loan losses to loans. The Company was in compliance with these covenants at December 31, 1995.

  As of December 31, 1995, securities sold and the corresponding liabilities (both including accrued interest) under repurchase agreements to the following parties were as follows (in thousands):

                                                    WEIGHTED
                                                    AVERAGE   MARKET  REPURCHASE
                                                    MATURITY   VALUE  LIABILITY
                                                   ---------- ------- ----------
      Lake County Public Works and Public
       Building Commission........................ 149.5 days $29,845  $25,029

11. LONG-TERM BORROWINGS

  At December 31, 1995 and 1994 long-term borrowings consisted of the following (in thousands):

                                                                  1995    1994
                                                                 ------- ------
4% installment note payable in annual installments of $150,000
 each with a final payment due January 2, 1995.................. $       $  150
Securities sold under agreements to repurchase bearing interest
 at 6% to 7% with final maturity at June 19, 1997...............   3,588  2,500
Federal Home Loan Bank advances with interest at 6.92% payable in quarterly installments of $750,000 commencing January 11,
 1996...........................................................   3,000  3,000
Federal Home Loan Bank advances with interest at 5.85% payable
 monthly due December 20, 1999..................................   5,000
                                                                 ------- ------
                                                                 $11,588 $5,650
                                                                 ======= ======

  Scheduled payments under the various agreements for each of the next four years are as follows (in thousands):

             1996............................. $ 4,588
             1997.............................   2,000
             1999.............................   5,000
                                               -------
                                               $11,588
                                               =======

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  Advances from the Federal Home Loan Bank are secured by a blanket lien on residential real estate mortgages of a subsidiary bank (see Note 4).

12. EMPLOYEE BENEFIT PLANS

  The Company has a profit-sharing and 401(k) savings plan which covers all employees who have completed one year of service and 1,000 hours of service within a plan year. Employees may contribute to the plan no less than 1% nor more than 10% of their salary with a maximum of $9,240 in 1995. The Company will match 50% of employee contributions for an amount up to 6% of each employee's compensation. The Company may contribute additional matching contributions in amounts it shall determine. Contributions are invested at the direction of the employee in one or more funds. Company contributions generally vest over six years of service. The plan is administered by a committee appointed by the Board of Directors of the Company with the Grand National Bank acting as trustee. The plan may be terminated at the discretion of the Board of Directors of the Company.

  The contributions charged to expense for the years ended December 31, 1995, 1994 and 1993 were $539,000, $600,000 and $622,000, respectively.

  The Company has a nonqualified retirement plan ("Execuflex Plan") to permit certain directors and key officers to defer current compensation in order to provide retirement and other benefits for such employees.

  Plan participants may defer up to 50% of their annual base pay and 100% of their prior year bonus with a minimum deferral each year of $1,000. A participant's deferral is fully vested at all times. Company matching contributions determined under formulas set forth in the Plan are 100% vested after completion of six years of service with the Company. The Company in its discretion may make an incentive/profit sharing contribution for each contributing participant for a plan year in an amount determined by the Company. The incentive/profit sharing contribution is fully vested at all times. The Plan is administered by a committee appointed by the Board of Directors of the Company with LaSalle National Trust, N.A. acting as trustee.

  At December 31, 1995, there were nineteen participants in the plan. During 1995, 1994 and 1993, the Company contributed $148,000, $161,000 and $121,000 to the participants' accounts. At December 31, 1995 and 1994, plan assets and the liability to plan participants both amounting to $2,428,000 and $2,036,000 are included in other assets and other liabilities.

13. INCOME TAXES

  Income tax expense is comprised of the following (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1995       1994     1993
                                                    ---------  --------  -------
   Current income tax expense (benefit)
     Federal....................................... $   7,238  $   (317) $  683
     State.........................................     1,804      (183)      2
                                                    ---------  --------  ------
                                                        9,042      (500)    685
                                                    ---------  --------  ------
   Deferred income tax (benefit)
     Federal.......................................    (4,366)    2,191      74
     State.........................................    (1,201)      448     125
                                                    ---------  --------  ------
                                                       (5,567)    2,639     199
                                                    ---------  --------  ------
   Total income tax expense........................ $   3,475  $  2,139  $  884
                                                    =========  ========  ======

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  The preceding table excludes the tax expense (benefit) recorded directly in shareholders' equity of $7,724,000 in 1995, $(4,760,000) in 1994 and
$2,604,000 in 1993.

  The reasons for the differences between applicable income taxes and the amount computed at the applicable statutory federal tax rate of 34 percent were as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995     1994     1993
                                                     -------  -------  -------
   Federal income tax at statutory rate............. $ 4,842  $ 3,323  $ 2,812
                                                     -------  -------  -------
   Increase (decrease) due to
     Interest exempt from federal income taxes......  (1,465)  (1,603)  (1,858)
     State income taxes, net of federal income
      taxes.........................................     398      (88)       1
     Nondeductible expenses and other items.........     (62)      68      (71)
     Adjustment of prior year.......................    (238)     (96)
     Rate differential on loss carryback and other
      items.........................................              535
                                                     -------  -------  -------
                                                      (1,367)  (1,184)  (1,928)
                                                     -------  -------  -------
                                                     $ 3,475  $ 2,139  $   884
                                                     =======  =======  =======

  The deferred tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 31,
                                                           --------------------
                                                            1995   1994   1993
                                                           ------ ------ ------
Deferred tax assets
  SFAS 115 securities valuation........................... $      $2,156 $
  Securities Sections 475 and 481 adjustments.............  2,743
  Loan loss deduction.....................................  2,164  2,344  2,470
  Alternative minimum tax credit..........................         2,176  1,244
  Execuflex Plan..........................................    960    798    543
  Unrealized losses on write down of other real estate
   owned..................................................     32     32    159
  Deferred loan origination fees..........................     32     51    150
  Accrued vacation pay....................................    242    223    203
  Net operating loss......................................           176
  Security valuation adjustments..........................     62     62     29
  Other...................................................      2     60     20
                                                           ------ ------ ------
Net deferred tax assets before deferred tax liabilities...  6,237  8,078  4,818
                                                           ------ ------ ------
Deferred tax liabilities
  Depreciation............................................    134    142    153
  Accumulated accretion income............................    139     86     76
  Promotional premiums on certificates of deposit.........     20     29     41
  Federal Home Loan Bank stock dividend...................      6
  SFAS 115 securities valuation...........................  5,570         2,604
  Securities Sections 475 and 481 adjustments.............         5,294  1,538
                                                           ------ ------ ------
Gross deferred tax liabilities............................  5,869  5,551  4,412
                                                           ------ ------ ------
Net deferred tax assets................................... $  368 $2,527 $  406
                                                           ====== ====== ======

  The Company had an alternative minimum tax credit carryforward for tax purposes of $2,176,000 at December 31, 1994 which was fully utilized in 1995. The Company also had a state tax net operating loss carryforward of $3,635,000 at December 31, 1994 which was fully utilized in 1995.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  The Company provided tax expense of $1,409,000 in 1995, $515,000 in 1994 and $407,000 in 1993 on net realized securities gains.

14. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company's subsidiaries are defendants in various legal proceedings arising from normal business activities. With respect to each of these suits, it is the opinion of both management of the Company and the Company's legal counsel either that the suits are without merit or that even if the plaintiff prevails therein the disposition thereof will not have a material effect on the consolidated financial condition of the Company.

  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

  Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

  At December 31, 1995 and 1994, financial instruments whose contract amounts represent credit risk were (in thousands):

                                                                1995     1994
                                                              -------- --------
      Commitments to extend credit........................... $141,735 $108,809
      Standby letters of credit..............................   10,374    6,721

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property and equipment, income-producing commercial properties and real estate.

  Standby letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various types of collateral supporting those commitments. At December 31, 1995, those commitments were approximately 95 percent collateralized.

  At December 31, 1995, the Company had outstanding commitments for the purchase of vacant land amounting to $534,000.

15. RELATED PARTY TRANSACTIONS

  Pursuant to a consulting agreement which expires on February 17, 2000, a subsidiary bank paid the Company's major shareholder consulting fees amounting to $80,000 per year in 1995, 1994 and 1993. The subsidiary banks also paid the Company's major shareholder legal fees for services rendered amounting to $73,627 in 1995, $65,855 in 1994 and $84,188 in 1993.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

16. PARENT COMPANY STATEMENTS

  Presented below are the balance sheets, statements of operations and statements of cash flows for the parent company:

                                BALANCE SHEETS

                                    ASSETS

                                DECEMBER 31,
                              ----------------
                                1995    1994
                              -------- -------
                               (IN THOUSANDS)
Cash*.......................  $    309 $   313
Investment in subsidiaries*.    83,556  68,996
Securities available for
 sale.......................    10,423   5,118
Cost in excess of equity in
 assets underlying
 investments................       219     231
Equipment...................     1,091   1,185
Other.......................     6,766   5,113
                              -------- -------
    Total assets............  $102,364 $80,956
                              ======== =======

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Dividend payable............  $    857 $   871
Other liabilities...........     3,111   2,476
Short-term borrowing........     4,500   2,950
                              -------- -------
    Total liabilities.......     8,468   6,297
                              -------- -------
Shareholders' equity
  Common stock..............    16,697  16,978
  Retained earnings.........    68,391  61,090
  Unrealized gains (losses)
   on available for sale
   securities...............     8,808  (3,409)
                              -------- -------
                                93,896  74,659
                              -------- -------
    Total liabilities and
     shareholders' equity...  $102,364 $80,956
                              ======== =======

- --------
  *Eliminated in consolidation

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

16. PARENT COMPANY STATEMENTS (CONTINUED)

                            STATEMENTS OF OPERATIONS

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                         1995    1994    1993
                                                       -------- ------- -------
                                                            (IN THOUSANDS)
Operating income
  Dividends received from subsidiaries*............... $  8,025 $ 5,650 $ 5,950
  Interest income
    Subsidiaries*.....................................        8       4       4
    Other.............................................      206     107      64
  Management fees received from subsidiaries*.........    3,248   1,516   1,297
  Securities gains....................................    2,183   1,382     258
  Other income........................................       24       5       2
                                                       -------- ------- -------
      Total operating income..........................   13,694   8,664   7,575
                                                       -------- ------- -------
Operating expenses
  Interest expense....................................      276     197     139
  Salaries and employee benefits......................    3,019   2,466   2,176
  Occupancy and equipment expense.....................      705     608     441
  Other...............................................    2,875   1,672   1,170
                                                       -------- ------- -------
      Total operating expense.........................    6,875   4,943   3,926
                                                       -------- ------- -------
Income before equity in undistributed income of
 subsidiaries.........................................    6,819   3,721   3,649
Equity in undistributed income of subsidiaries*.......    3,417   3,386   3,558
                                                       -------- ------- -------
Income before income taxes and cumulative effect of
 change in accounting for income taxes................   10,236   7,107   7,207
Applicable income tax benefits........................      531     527   1,001
                                                       -------- ------- -------
Income before cumulative effect of change in
 accounting for income taxes..........................   10,767   7,634   8,208
Cumulative effect of change in accounting for income
 taxes................................................                       77
                                                       -------- ------- -------
Net income............................................ $ 10,767 $ 7,634 $ 8,285
                                                       ======== ======= =======

- --------
  *Eliminated in consolidation

            NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

16. PARENT COMPANY STATEMENTS (CONTINUED)

                            STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1995      1994     1993
                                                   --------  --------  -------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Interest received..............................  $    223  $    107  $    68
  Interest paid..................................      (291)     (172)    (161)
  Cash paid to suppliers and employees...........    (6,453)   (3,958)  (3,848)
  Net income tax payments from subsidiaries......       296     1,164     (301)
  Management fee income..........................     3,248     1,521    1,297
  Other income...................................        24                  2
  Dividends received.............................     6,975     3,900    6,950
                                                   --------  --------  -------
    Net cash provided by operating activities....     4,022     2,562    4,007
                                                   --------  --------  -------
Cash flows from investing activities:
  Sale of securities available for sale..........     5,432     2,317      348
  Maturity of security available for sale........       525
  Cash received in merger of subsidiary..........         7
  Purchase of investment, other..................                (135)
  Purchase of securities available for sale......    (7,349)   (2,643)    (597)
  Capital expenditures...........................      (214)     (695)    (404)
  Proceeds from sale of equipment................        12        25        7
  Premiums paid for life insurance...............      (153)     (150)     (83)
                                                   --------  --------  -------
    Net cash used in investing activities........    (1,740)   (1,281)    (729)
                                                   --------  --------  -------
Cash flows from financing activities:
  Net increase in short-term borrowings..........     1,475       825      150
  Dividends paid.................................    (2,387)   (2,266)  (2,071)
  Common stock acquired..........................    (1,374)     (600)    (505)
                                                   --------  --------  -------
    Net cash used in financing activities........    (2,286)   (2,041)  (2,426)
                                                   --------  --------  -------
Net (decrease) increase in cash..................        (4)     (760)     852
Cash at beginning of year........................       313     1,073      221
                                                   --------  --------  -------
Cash at end of year..............................  $    309  $    313  $ 1,073
                                                   ========  ========  =======
Reconciliation of net income to net cash provided
 by operating activities:
Net income.......................................  $ 10,767  $  7,634  $ 8,285
                                                   --------  --------  -------
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization..................       393       245      151
  Cumulative effect of change in accounting for
   income taxes..................................                          (77)
  Deferred income taxes..........................      (872)      316     (692)
  (Gain) loss on sale of equipment...............        32        (2)      (2)
  Gain on sale of securities.....................    (2,183)   (1,382)    (258)
  Excess of equity in earnings of subsidiaries
   over dividends received.......................    (3,417)   (3,386)  (3,558)
  Changes in assets and liabilities:
    (Increase) decrease in other assets..........      (932)     (948)     143
    Increase in other liabilities................       234        85       15
                                                   --------  --------  -------
      Total adjustments..........................    (6,745)   (5,072)  (4,278)
                                                   --------  --------  -------
Net cash provided by operating activities........  $  4,022  $  2,562  $ 4,007
                                                   ========  ========  =======
Supplemental schedule of noncash investing and
 financing activities:
  Contributions and net earnings of the Execuflex
   Plan..........................................  $    392  $    646  $   486
                                                   ========  ========  =======
  Net unrealized gains (losses) on available for
   sale securities...............................  $ 12,217   $(7,526) $ 4,117
                                                   ========  ========  =======
  Net assets acquired in merger of subsidiary....  $      8
                                                   ========

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

17. RESTRICTIONS ON DIVIDENDS

  The Company's retained earnings include undistributed retained earnings of its subsidiaries of $61,391,000 at December 31, 1995 and $57,974,000 at December 31, 1994.

  The approval of the Comptroller of the Currency is required if the total of all dividends declared by the bank subsidiaries in any calendar year will exceed the bank subsidiaries' net profit for the year, combined with its retained profits (as so defined), for the two preceding years. The amount of additional bank dividends permissible under this formula without approval will be net profits (as so defined), in 1996, plus approximately $7,053,000. However, the availability of dividends may be further limited because of the need to maintain capital ratios at individual subsidiaries satisfactory to applicable regulatory agencies.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

  Securities--For U. S. Treasury and U. S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  Loans--The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposit Liabilities--The fair value of demand deposits, savings accounts, NOW and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

  Short-Term and Long-Term Borrowings--The fair value of short-term and long-term borrowings is estimated by discounting the future cash flows using the current interest rates at which similar borrowings could be made for the same maturities.

  Commitments to Extend Credit and Standby Letters of Credit--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

           NORTHERN ILLINOIS FINANCIAL CORPORATION AND SUBSIDIARIES

  The estimated fair value of the Company's financial instruments at December 31, 1995 and 1994 are as follows:

                                                  1995              1994
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT    VALUE   AMOUNT    VALUE
                                            --------  ------- --------  -------
                                                     (IN THOUSANDS)
Financial assets
  Cash..................................... $27,888   $27,888 $27,856   $27,856
  Interest bearing deposits................   4,848     4,848   1,128     1,128
  Securities............................... 333,244   333,244 322,857   322,952
  Federal funds sold.......................   6,500     6,500   9,010     9,010
  Loans.................................... 548,055   543,118 478,255   465,916
  Less allowance for loan losses...........  (5,585)           (6,050)
Financial liabilities
  Deposits................................. 800,164   805,132 741,701   739,854
  Short-term borrowings....................  36,872    36,978  40,577    40,728
  Long-term debt...........................  11,588    11,611   5,650     5,390
Unrecognized financial instruments
  Commitments to extend credit............. 141,735   141,735 108,809   108,809
  Standby letters of credit................  10,374    10,374   6,721     6,721
  Loans sold with recourse.................   5,290     5,290   1,297     1,297

19. SUBSEQUENT EVENT

  On January 22, 1996, the Company signed a definitive agreement (the "Merger Agreement") to merge its assets and operations with Premier Financial Services, Inc. (Premier) located in Freeport, Illinois and form a new financial services organization to be named Grand Premier Financial, Inc. In the proposed merger, which is subject to shareholder and regulatory approval, Premier common shareholders will receive 1.116 shares of common stock of Grand Premier Financial, Inc. for each share of Premier common stock held. Premier preferred stockholders will receive shares of preferred stock of Grand Premier Financial, Inc. having terms and conditions substantially identical to the terms and conditions of the shares of Premier preferred stock held by such holders. The Company common shareholders will receive 4.25 shares of common stock of Grand Premier Financial, Inc. for each share of Company common stock held.

  Concurrently with the execution of the Merger Agreement, the Company and Premier also entered into reciprocal stock option agreements. Under such stock option agreements, the Company granted Premier an option to purchase up to 19.9% of the outstanding shares of Company common stock at an option price of $30.00 per share, and Premier granted the Company an option to purchase up to 19.9% of the outstanding shares of Premier common stock at an option price of $9.00 per share, in each case upon the occurrence of certain triggering events. Those events include actions or proposals by a third-party to merge with, or acquire stock or assets of, the Company (in the case of the Company stock option agreement) or Premier (in the case of the Premier stock option agreement).

  At December 31, 1995, Premier had total assets of approximately $670 million. It is expected that the merger will be accounted for as a pooling-of-interests and be consummated in the third quarter of 1996.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      MARCH 31, 1996 AND DECEMBER 31, 1995

                                                                        PRO FORMA
                                        MARCH 31,       PRO FORMA       MARCH 31,    DECEMBER 31,
                                           1996      ADJUSTMENTS (1)     1996 (1)        1995
                                       ------------  ---------------   ------------  ------------
                                       (UNAUDITED)                     (UNAUDITED)
ASSETS
Cash & non-interest bearing
 deposits.......................       $ 27,430,052                    $ 27,430,052  $ 37,390,597
Interest bearing deposits.......            282,552                         282,552       676,367
                                       ------------                    ------------  ------------
    Cash and cash equivalents...         27,712,604                      27,712,604    38,066,964
                                       ------------                    ------------  ------------
Securities available for sale...        278,935,759                     278,935,759   265,326,397
Loans...........................        323,691,555                     323,691,555   326,975,311
  Less: Unearned discount.......           (264,296)                       (264,296)     (278,242)
    Allowance for possible loan
     losses.....................         (3,839,436)                     (3,839,436)   (3,849,863)
                                       ------------                    ------------  ------------
    Net loans...................        319,587,823                     319,587,823   322,847,206
                                       ------------                    ------------  ------------
Bank premises & equipment.......         13,799,525                      13,799,525    13,898,077
Excess cost over fair value of
 net assets acquired............         19,610,042                      19,610,042    20,008,150
Accrued interest receivable.....          7,539,812                       7,539,812     6,514,630
Other assets....................          3,925,046                       3,925,046     3,557,959
                                       ------------    -----------     ------------  ------------
    Total assets................       $671,110,611    $       --      $671,110,611  $670,219,383
                                       ============    ===========     ============  ============
LIABILITIES & STOCKHOLDERS'
 EQUITY
Non-interest bearing deposits...       $ 71,189,774                    $ 71,189,774  $ 82,694,865
Interest bearing deposits.......        475,471,833                     475,471,833   468,797,581
                                       ------------                    ------------  ------------
    Deposits....................        546,661,607                     546,661,607   551,492,446
                                       ------------                    ------------  ------------
Short-term borrowings...........         32,450,000      5,000,000 (1)   37,450,000    32,725,000
Securities sold under agreements
 to repurchase..................         26,051,804                      26,051,804    18,635,335
Accrued taxes & other expenses..          4,925,684                       4,925,684     5,033,133
Other liabilities...............            305,232                         305,232       226,065
                                       ------------    -----------     ------------  ------------
    Total liabilities...........       $610,394,327    $ 5,000,000 (1) $615,394,327  $608,111,979
                                       ------------    -----------     ------------  ------------
Stockholders' equity
Preferred stock--$1 par value,
 1,000,000 shares authorized:
  Series A perpetual, $1,000
   stated value, 8.25%, 7,000
   shares authorized, 5,000
   shares issued and
   outstanding..................          5,000,000     (5,000,000)(1)          --      5,000,000
  Series B convertible, $1,000
   stated value, 7.50%, 7,250
   shares authorized, issued and
   outstanding..................          7,250,000                       7,250,000     7,250,000
  Series D perpetual, $1,000
   stated value, 7.50%, 3,300
   shares authorized, 2,000
   shares issued and
   outstanding..................          2,000,000                       2,000,000     2,000,000
Common stock--$5.00 par value
               March 31,   December 31,
No. of Shares    1996         1995
 Authorized    15,000,000  15,000,000
 Issued         6,550,113   6,544,347
 Outstanding    6,550,113   6,544,347    32,750,565                      32,750,565    32,721,735
Retained earnings...............         14,700,387                      14,700,387    13,893,248
Unrealized gain (loss) on secu-
 rities available for sale, net
 of tax.........................           (984,668)                       (984,668)    1,242,421
                                       ------------    -----------     ------------  ------------
    Stockholders' equity........       $ 60,716,284    $(5,000,000)(1) $ 55,716,284  $ 62,107,404
                                       ------------    -----------     ------------  ------------
    TOTAL LIABILITIES &
     STOCKHOLDERS' EQUITY.......       $671,110,611    $       --      $671,110,611  $670,219,383
                                       ============    ===========     ============  ============

- -------

(1) Assumes redemption of 5,000 shares of Premier Series A Preferred Stock at stated value through the use of borrowed funds.

           See notes to unaudited consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
INTEREST INCOME
Interest & fees on loans............................... $ 7,089,366 $ 6,443,026
Interest & dividends on investment securities:.........
  Taxable..............................................   3,490,074   3,333,761
  Exempt from federal income tax.......................     422,974     553,975
Other interest income..................................      86,314     102,981
                                                        ----------- -----------
    Interest income....................................  11,088,728  10,433,743
                                                        ----------- -----------
INTEREST EXPENSE
Interest on deposits...................................   5,071,831   4,535,318
Interest on short-term borrowings......................     537,714     563,787
                                                        ----------- -----------
    Interest expense...................................   5,609,545   5,099,105
                                                        ----------- -----------
NET INTEREST INCOME ...................................   5,479,183   5,334,638
Provision for possible loan losses.....................     100,000      51,000
                                                        ----------- -----------
Net interest income after provision for possible loan
 losses................................................   5,379,183   5,283,638
                                                        ----------- -----------
OTHER INCOME
Trust fees.............................................     663,196     648,939
Service charges on deposits............................     487,151     499,677
Net gains on loans sold to secondary market............      95,495      16,547
Investment securities gains, net.......................      68,919      22,518
Other operating income.................................     600,483     419,862
                                                        ----------- -----------
    Other income.......................................   1,915,244   1,607,543
                                                        ----------- -----------
OTHER EXPENSES
Salaries...............................................   1,984,716   2,007,503
Pension, profit sharing, & other employee benefits.....     353,246     320,017
Net occupancy of bank premises.........................     563,846     538,409
Furniture & equipment..................................     235,591     295,782
Federal deposit insurance premiums.....................       1,500     280,774
Amortization of excess cost over fair value of net
 assets acquired.......................................     398,108     398,108
Other..................................................   1,412,951   1,212,479
                                                        ----------- -----------
    Other expense......................................   4,949,958   5,053,072
                                                        ----------- -----------
Earnings before income taxes...........................   2,344,469   1,838,109
Applicable income taxes................................     854,730     539,306
                                                        ----------- -----------
NET EARNINGS........................................... $ 1,489,739 $ 1,298,803
                                                        =========== ===========
Earnings per share
  (On weighted average outstanding common shares of
   6,746,278 in 1996 and 6,676,422 in 1995)............        $.18        $.15
                                                        =========== ===========

           See notes to unaudited consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                                        1996          1995
                                                    ------------  ------------
                                                    (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..................................... $  1,489,739  $  1,298,803
  Adjustments to reconcile net earnings to net cash
   from operating activities:......................
  Amortization net, related to:
    Investment securities..........................      286,744       354,946
    Excess of cost over net assets acquired........      398,108       398,108
    Other..........................................       91,655        79,456
  Depreciation.....................................      236,114       278,242
  Provision for possible loan losses...............      100,000        51,000
  Gain on sale related to:
    Investment securities..........................      (68,919)      (22,518)
    Loans sold to secondary market.................      (95,495)      (16,547)
  Change in:
    Accrued interest receivable....................   (1,025,182)     (543,186)
    Other assets...................................     (367,087)     (691,812)
    Accrued taxes & other expenses.................     (107,449)    1,750,652
    Other liabilities..............................    1,226,455       (97,450)
                                                    ------------  ------------
Net cash from operating activities.................    2,164,683     2,839,694
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of investment securities held-to-
   maturity........................................          --       (910,701)
  Purchase of securities available for sale........  (81,100,144)  (29,281,919)
  Proceeds from:
    Maturities of investment securities held-to-
     maturity......................................          --      2,262,303
    Maturities of securities available for sale....   25,773,637     9,075,000
    Sales of securities available for sale.........   38,124,943    12,044,237
  Net (increase) decrease in loans.................    3,176,790    (1,618,275)
  Purchase of bank premises & equipment............     (151,129)     (136,685)
                                                    ------------  ------------
Net cash from investing activities.................  (14,175,903)   (8,566,040)
                                                    ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in:
    Deposits.......................................   (4,830,839)   (2,318,540)
    Securities sold under agreements to repurchase.    7,416,469     1,089,390
    Short term borrowings..........................     (275,000)   (4,385,000)
  Reissuance of treasury stock.....................          --        133,417
  Exercised stock options..........................       15,800           --
  Cash dividends paid..............................     (669,570)     (602,672)
                                                    ------------  ------------
Net cash from financing activities.................    1,656,860    (6,083,405)
                                                    ------------  ------------
Decrease in cash and cash equivalents..............  (10,354,360)  (11,809,751)
  Cash and cash equivalents, beginning of period...   38,066,964    45,870,359
                                                    ------------  ------------
CASH AND CASH EQUIVALENTS, AT END OF PERIOD........ $ 27,712,604  $ 34,060,608
                                                    ============  ============

           See notes to unaudited consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of Premier Financial Services, Inc. ("Premier") and its subsidiaries, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated. The consolidated financial statements as of March 31, 1996 and 1995 are unaudited. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of adjustments of a normal recurring nature) necessary for a fair presentation of Premier's financial position, results of operations and cash flows for the interim periods presented. The results for such interim periods are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements included in Premier's 1995 Annual Report to Stockholders.

2. PROPOSED MERGER

  On January 22, 1996, Premier signed a definitive agreement (the "Merger Agreement") to merge its assets and operations with Northern Illinois Financial Corporation ("NIFCO") located in Wauconda, Illinois and form a new financial services corporation to be named Grand Premier Financial Inc. In the proposed merger, which is subject to shareholder and regulatory approval, NIFCO common shareholders will receive 4.25 shares of common stock of Grand Premier Financial, Inc. for each share of NIFCO Common Stock held. Premier common shareholders will receive 1.116 shares of common stock of Grand Premier Financial, Inc. for each share of Premium Common Stock held. Holders of the Company's preferred stock will receive shares of preferred stock of Grand Premier Financial, Inc. having terms and conditions substantially identical to the terms and conditions of the shares of Company preferred stock held by such holders.

  Concurrently with the execution of the Merger Agreement, the Company and NIFCO also entered into reciprocal stock option agreements. Under such stock option agreements, NIFCO granted Premier an option to purchase up to 19.9% of the outstanding shares of NIFCO common stock at an option price of $30.00 per share, and Premier granted NIFCO an option to purchase up to 19.9% of the outstanding shares of Premier common stock at an option price of $9.00 per share, in each case upon the occurrence of certain triggering events. Those events include actions or proposals by a third party to merge with, or acquire stock or assets of, NIFCO (in the case of the NIFCO stock option agreement) or Premier (in the case of the Premier stock option agreement).

  At December 31, 1995, NIFCO had total assets of approximately $954 million. It is expected that the merger will be accounted for as a pooling-of-interests and be consummated in the third quarter of 1996.

3. PROPOSED REDEMPTION OF PREMIER SERIES A PREFERRED STOCK

  Under the terms of the Certificate of Designations for the Premier Series A Preferred Stock, Premier has the right to redeem all of the outstanding shares of Premier Series A Preferred Stock at their stated value at any time after July 16, 1996. Premier has given written notice to the holders of the Premier Series A Preferred Stock that all of the outstanding shares of Premier Series A Preferred Stock will be redeemed on July 17, 1996. Such redemption will be effected through the use of borrowed funds.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Premier Financial Services, Inc.

  We have audited the accompanying consolidated balance sheets of Premier Financial Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Services, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
January 26, 1996

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1995, AND 1994

                                                         1995          1994
                                                     ------------  ------------
ASSETS
Cash & non-interest bearing deposits...............  $ 37,390,597  $ 31,186,418
Interest bearing deposits..........................       676,367    14,683,941
                                                     ------------  ------------
    Cash and cash equivalents......................    38,066,964    45,870,359
                                                     ------------  ------------
Securities available for sale at market value......   265,326,397   207,964,644
Investments held to maturity (approximate market
 value):
  December 31, 1994--$40,516,000...................           --     40,513,480
Loans..............................................   326,975,311   284,799,933
  Less: Unearned discount..........................      (278,242)     (343,902)
    Allowance for possible loan losses.............    (3,849,863)   (3,688,386)
                                                     ------------  ------------
    Net loans......................................   322,847,206   280,767,645
                                                     ------------  ------------
Bank premises & equipment..........................    13,898,077    14,254,748
Excess cost over fair value of net assets acquired.    20,008,150    21,600,583
Accrued interest receivable........................     6,514,630     5,835,006
Other assets.......................................     3,557,959     3,697,272
                                                     ------------  ------------
    Total assets...................................  $670,219,383  $620,503,737
                                                     ============  ============
LIABILITIES & STOCKHOLDERS' EQUITY
Non-interest bearing deposits......................  $ 82,694,865  $ 86,018,604
Interest bearing deposits..........................   468,797,581   437,674,799
                                                     ------------  ------------
    Deposits.......................................   551,492,446   523,693,403
                                                     ------------  ------------
Short-term borrowings..............................    32,725,000    26,185,000
Securities sold under agreements to repurchase.....    18,635,335    16,085,872
Accrued taxes & other expenses.....................     5,033,133     1,759,512
Other liabilities..................................       226,065       303,118
                                                     ------------  ------------
    Liabilities....................................  $608,111,979  $568,026,905
                                                     ------------  ------------
Stockholders' equity
Preferred stock--$1 par value, 1,000,000 shares
 authorized:
  Series A perpetual, $1,000 stated value, 8.25%,
   7,000 shares authorized, 5,000 shares issued and
   outstanding.....................................     5,000,000     5,000,000
  Series B convertible, $1,000 stated value, 7.50%,
   7,250 shares authorized, issued and outstanding.     7,250,000     7,250,000
  Series D perpetual, $1,000 stated value, 7.50%,
   3,300 shares authorized, 2,000 shares issued and
   outstanding.....................................     2,000,000     2,000,000
Common stock--$5.00 par value
No. of Shares        1995         1994
 Authorized      15,000,000     15,000,000
 Issued           6,544,347      6,526,227
 Outstanding      6,544,347      6,504,876             32,721,735    32,631,135
Retained earnings..................................    13,893,248    10,149,027
Unrealized gain (loss) on securities available for
 sale, net of tax..................................     1,242,421    (4,403,568)
  Less: Treasury stock, (21,351 shares at cost)....           --       (149,762)
                                                     ------------  ------------
    Stockholders' equity...........................    62,107,404    52,476,832
                                                     ------------  ------------
    TOTAL LIABILITIES & STOCKHOLDERS' EQUITY.......  $670,219,383  $620,503,737
                                                     ============  ============

          See accompanying notes to consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                1995        1994        1993
                                             ----------- ----------- -----------
INTEREST INCOME
Interest & fees on loans...................  $27,729,373 $23,625,296 $22,235,746
Interest & dividends on investment
 securities:
  Taxable..................................   14,075,762   9,928,614   6,077,449
  Exempt from federal income tax...........    2,291,917   2,309,789   1,891,854
Other interest income......................      282,972     663,317     236,540
                                             ----------- ----------- -----------
    Interest income........................   44,380,024  36,527,016  30,441,589
                                             ----------- ----------- -----------
INTEREST EXPENSE
Interest on deposits.......................   19,851,147  13,510,527  11,461,443
Interest on borrowings.....................    2,308,515   1,618,879   1,289,326
                                             ----------- ----------- -----------
    Interest expense.......................   22,159,662  15,129,406  12,750,769
                                             ----------- ----------- -----------
NET INTEREST INCOME........................   22,220,362  21,397,610  17,690,820
Provision for possible loan losses.........      636,000     200,000   1,620,000
                                             ----------- ----------- -----------
Net interest income after provision for
 possible loan losses......................   21,584,362  21,197,610  16,070,820
                                             ----------- ----------- -----------
OTHER INCOME
Trust fees.................................    2,459,025   2,367,156   2,161,597
Service charges on deposits................    1,960,424   1,907,463   1,466,387
Net gains on loans sold to secondary
 market....................................      222,333     256,831     886,231
Investment securities gains, net...........      409,021      35,201     136,391
Other operating income.....................    2,179,330   2,119,461   1,342,701
                                             ----------- ----------- -----------
    Other income...........................    7,230,133   6,686,112   5,993,307
                                             ----------- ----------- -----------
OTHER EXPENSES
Salaries...................................    8,313,135   7,767,407   6,814,448
Pension, profit sharing, & other employee
 benefits..................................    1,181,375   1,112,672     825,066
Net occupancy of bank premises.............    2,160,448   1,981,801   1,523,649
Furniture & equipment......................    1,068,153   1,088,454   1,064,031
Federal deposit insurance premiums.........      585,635   1,161,540     918,447
Amortization of excess cost over fair value
 of net assets acquired....................    1,592,433   1,592,433     833,838
Other......................................    4,970,549   5,059,412   4,493,368
                                             ----------- ----------- -----------
    Other expense..........................   19,871,728  19,763,719  16,472,847
                                             ----------- ----------- -----------
Earnings before income taxes...............    8,942,767   8,120,003   5,591,280
Applicable income taxes....................    2,680,588   2,409,708   1,580,070
                                             ----------- ----------- -----------
NET EARNINGS...............................  $ 6,262,179 $ 5,710,295 $ 4,011,210
                                             =========== =========== ===========
Earnings per share
  (On weighted average common and common
  equivalent shares outstanding of
  6,694,059 in 1995, 6,648,744 in 1994 and          $.77        $.68        $.55
  6,245,097 in 1993).......................         ====        ====        ====

          See accompanying notes to consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                         1995           1994          1993
                                     -------------  ------------  -------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net earnings......................  $   6,262,179  $  5,710,295  $   4,011,210
 Adjustments to reconcile net
  earnings to net cash from
  operating activities:
 Amortization net, related to:
   Investment securities...........      1,225,796     2,002,842      1,239,194
   Excess of cost over net assets
    acquired.......................      1,592,433     1,592,433        833,838
   Other...........................        356,741       248,371        178,029
 Depreciation......................      1,091,176     1,135,556      1,076,355
 Provision for possible loan
  losses...........................        636,000       200,000      1,620,000
 Gain on sale related to:
   Investment securities...........       (409,021)      (35,201)      (136,391)
   Loans sold to secondary market..       (222,333)     (256,831)      (886,231)
 Loans originated for sale.........    (18,942,000)  (18,864,000)   (58,485,000)
 Loans sold to secondary market....     18,942,000    18,864,000     58,485,000
 Deferred income tax expense.......         88,000       239,000        108,000
 Change in:
   Securities available for sale...            --            --     (64,108,609)
   Accrued interest receivable.....       (679,624)     (764,674)    (1,374,094)
   Other assets....................        137,540      (311,337)    (4,850,293)
   Accrued taxes & other expenses..      3,185,622    (2,146,783)     1,623,933
   Other liabilities...............     (2,985,593)     (276,156)       127,395
                                     -------------  ------------  -------------
Net cash from operating activities.     10,278,916     7,337,515    (60,537,664)
                                     -------------  ------------  -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Cash portion of acquisition, net
  of cash and cash equivalents
  acquired.........................            --            --      (2,390,348)
 Purchase of investment securities
  held-to-maturity.................     (8,887,616)  (11,095,547)   (20,141,426)
 Purchase of securities available
  for sale.........................   (202,555,577) (131,754,087)           --
 Proceeds from:
   Maturities of investment
    securities held-to-maturity....      6,118,044     6,791,405      5,038,965
   Sales of investment securities..            --            --       3,456,965
   Maturities of securities
    available for sale.............     56,358,609    38,951,206            --
   Sales of securities available
    for sale.......................    139,856,020    22,744,000            --
 Net (increase) decrease in loans..    (42,795,702)   46,113,195   (110,655,210)
 Purchase of bank premises &
  equipment........................       (788,772)     (290,602)    (4,614,612)
                                     -------------  ------------  -------------
Net cash from investing activities.    (52,694,994)  (28,540,430)  (129,305,666)
                                     -------------  ------------  -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net increase (decrease) in:
   Deposits........................     27,799,043     5,674,460    209,125,831
   Securities sold under agreements
    to repurchase..................      2,549,463    (4,485,786)     5,717,248
   Short term borrowings...........      6,540,000    13,775,000      6,258,000
 Reissuance (purchase) of treasury
  stock............................        149,762        59,016       (208,778)
 Exercised stock options...........         50,971        19,000            --
 (Redemption) issuance of
  preferred stock..................            --     (1,950,000)     5,000,000
 Cash dividends paid...............     (2,476,556)   (2,373,950)    (1,574,037)
                                     -------------  ------------  -------------
Net cash from financing activities.     34,612,683    10,717,740    224,318,264
                                     -------------  ------------  -------------
Increase (decrease) in cash and
 cash equivalents..................     (7,803,395)  (10,485,175)    34,474,934
 Cash and cash equivalents,
  beginning of year................     45,870,359    56,355,534     21,880,600
                                     -------------  ------------  -------------
CASH AND CASH EQUIVALENTS, END OF
 YEAR..............................  $  38,066,964  $ 45,870,359  $  56,355,534
                                     -------------  ------------  -------------

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:
 Interest..........................  $  21,653,182  $ 14,951,689  $  12,885,202
 Income taxes......................      3,025,000     2,148,000      1,980,000
PURCHASE OF BANK SUBSIDIARIES AND
 BRANCH
 Fair value of assets acquired.....            --         90,514    248,018,274
 Cash received (paid)..............            --     10,037,078    (16,325,000)
 Common and preferred stock
  issued...........................            --            --     (16,450,000)
 Excess cost over fair value of
  assets acquired..................            --            --      21,007,210
 Deposit premium...................            --      1,123,304            --
 Fair value of liabilities
  assumed..........................            --     11,250,896    236,250,484
NON-CASH ACTIVITIES:
 Investment securities transferred
  to securities available for
  sale.............................     43,309,651   141,744,000            --
 Conversion of preferred stock.....            --      1,300,000            --

          See accompanying notes to consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                                                UNREALIZED GAIN
                                                                              (LOSS) ON SECURITIES
                           PREFERRED     COMMON                   RETAINED    AVAILABLE FOR SALE,   TREASURY
                             STOCK        STOCK      SURPLUS      EARNINGS         NET OF TAX        STOCK        TOTAL
                          -----------  ----------- ------------  -----------  -------------------- ----------  -----------
BALANCE JANUARY 1, 1993.  $       --   $ 9,965,730 $ 12,533,290  $ 9,989,149      $       --       $ (750,523) $31,737,646
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
 Net earnings...........                                           4,011,210                                     4,011,210
 Cash dividends common
  stock.................                                            (981,755)                                     (981,755)
 Cash dividends
  preferred stock.......                                            (592,282)                                     (592,282)
 Issuance of Class A
  perpetual preferred
  shares................    5,000,000                                                                            5,000,000
 Issuance of shares in
  acquisition:
   Common shares........                   898,585    3,600,890                                                  4,499,475
   Class B convertible
    preferred shares....    5,950,000                                                                            5,950,000
   Class C perpetual
    preferred shares....    1,950,000                                                                            1,950,000
   Class D perpetual
    preferred shares....    3,300,000                                                                            3,300,000
   Treasury stock
    reissuance..........                                                                              750,523      750,523
 Treasury stock
  purchase..............                                                                             (208,778)    (208,778)
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
BALANCE DECEMBER 31,
 1993...................   16,200,000   10,864,315   16,134,180   12,426,322              --         (208,778)  55,416,039
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
 Net earnings...........                                           5,710,295                                     5,710,295
 Cash dividends common
  stock.................                                          (1,169,392)                                   (1,169,392)
 Cash dividends
  preferred stock.......                                          (1,204,558)                                   (1,204,558)
 Three-for-one stock
  split.................                21,728,630  (16,134,180)  (5,594,450)                                          --
 Redemption of Series C
  perpetual preferred
  stock.................   (1,950,000)                                                                          (1,950,000)
 Exercised stock
  options...............                    38,190                   (19,190)                                       19,000
 Unrealized loss on
  securities available
  for sale, net of tax..                                                           (4,403,568)                  (4,403,568)
 Treasury stock
  reissuance............                                                                               59,016       59,016
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
BALANCE DECEMBER 31,
 1994...................   14,250,000   32,631,135          --    10,149,027       (4,403,568)       (149,762)  52,476,832
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
 Net earnings...........                                           6,262,179                                     6,262,179
 Cash dividends common
  stock.................                                          (1,370,306)                                   (1,370,306)
 Cash dividends
  preferred stock.......                                          (1,106,250)                                   (1,106,250)
 Exercised stock
  options...............                    90,600                   (39,629)                                       50,971
 Change in unrealized
  gain (loss) on
  securites available
  for sale, net of tax..                                                            5,645,989                    5,645,989
 Treasury stock
  reissuance............                                              (1,773)                         149,762      147,989
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------
BALANCE DECEMBER 31,
 1995...................  $14,250,000  $32,721,735 $        --   $13,893,248      $ 1,242,421      $      --   $62,107,404
                          -----------  ----------- ------------  -----------      -----------      ----------  -----------

          See accompanying notes to consolidated financial statements.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1994 AND 1993

1. SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. The following is a description of significant accounting policies.

 Principles of consolidation

  The accompanying consolidated financial statements include the accounts of Premier Financial Services, Inc. (the Company) and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

 Securities available for sale

  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. In accordance with SFAS No. 115, securities classified as securities available for sale are carried at market value with unrealized gains and losses net of income taxes excluded from earnings and reported as a separate component of stockholders' equity. The impact of the adoption of SFAS No. 115 increased stockholders' equity by $690,000 in 1994.

 Investments held-to-maturity

  Investments held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts on the level yield method over the life of the security. Management has the positive intent and ability to hold these investment securities to maturity. On November 30, 1995, the Company transferred all securities classified as held-to-maturity to securities available for sale under the provisions of the SFAS No. 115 implementation guide.

 Loans

  Loans are stated at face value less unearned discounts. Interest income on loans not discounted is computed on the principal balance outstanding. Interest income on discounted loans is computed on a basis which results in an approximate level rate of return over the term of the loan. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful.

 Impaired Loans

  Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), and No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" (SFAS 118). In accordance with SFAS 114, impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loan is deemed "collateral dependent." A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

  Impaired loans are loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. The specific factors that influence management's judgment in

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES determining when a loan is impaired include evaluation of the financial strength of the borrower and the fair value of the collateral. A loan is not impaired during a period of "minimum delay" in payment, regardless of the amount of shortfall, if the ultimate collectibility of all amounts due is expected. The Company defines "minimum delay" as past due less than 90 days.

  SFAS 114 does not apply to larger groups of homogeneous loans such as real estate-residential and other loans which are collectively evaluated for impairment. The Company applies the measurement methods described above to loans on a loan-by-loan basis. The Company's impaired loans are nonaccrual loans, as generally loans are placed on nonaccrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on evaluation of the financial strength of the borrower and the fair market value of the collateral. Restructured loans are impaired loans in the year of restructuring; thereafter, such loans are subject to management's evaluation of impairment based on the restructured terms.

  The Company's charge-off policy for impaired loans is consistent with its policy for loan charge-offs to the allowance: impaired loans are charged-off when an impaired loan, or a portion thereof, is considered uncollectible or is transferred to foreclosed properties.

  SFAS 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan. Consistent with the Company's method for nonaccrual loans, interest receipts on impaired loans are recognized as interest income or are applied to principal when the ultimate collectibility of principal is in doubt. In accordance with SFAS 114 and SFAS 118, no retroactive application of these provisions have been made to the consolidated financial statements for periods prior to January 1, 1995.

 Allowance for possible loan losses

  The allowance for possible loan losses is increased by provisions charged to expense and recoveries on loans previously charged off, and reduced by loans charged off in the period. The allowance is based on past loan loss experience, management's evaluation of the loan portfolio considering current economic conditions and such other factors, which, in management's best judgement, deserve current recognition in estimating loan losses. Regulatory examiners may require the Company to recognize additions to the allowances based upon their judgments about information available to them at the time of their examination.

 Bank premises and equipment

  Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed on a straight line basis over the estimated useful life of each asset. Rates of depreciation are based on the following: buildings 40 years and equipment 3-15 years. Cost of major additions and improvements are capitalized. Expenditures for maintenance and repairs are reflected as expense when incurred.

 Excess cost over fair value of net assets acquired

  The excess cost over fair value of net assets acquired is being amortized over 25 years for acquisitions prior to 1985, and over 15 years for acquisitions subsequent to that date using the straight line method.

 Income taxes

  The Company and its subsidiaries file consolidated federal and state income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

 Nature of operations

  The Company is a registered bank holding company organized in 1976 under Delaware law. The operations of the Company and its subsidiaries consist primarily of those financial activities, including trust and investment services, common to the commercial banking industry. The Company's markets are throughout northern Illinois.

 Earnings per share

  Earnings per share is computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period.

2. CASH AND NONINTEREST BEARING DEPOSITS

  Cash and noninterest bearing deposits includes reserve balances that the Company's subsidiary banks are required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1995 and 1994 were $2,821,000 and $1,899,000.

3. INVESTMENTS HELD-TO-MATURITY AND SECURITIES AVAILABLE FOR SALE

  The amortized cost and approximate market value of investments held-to-maturity at December 31, 1994 are as follows (in thousands):

                                                       1994
                                    -------------------------------------------
                                                GROSS      GROSS    APPROXIMATE
                                    AMORTIZED UNREALIZED UNREALIZED   MARKET
                                      COST      GAINS      LOSSES      VALUE
                                    --------- ---------- ---------- -----------
Obligations of states & political
 subdivisions......................   40,483     1,170      (1,167)    40,486
Other securities...................       30       --          --          30
                                     -------    ------    --------    -------
                                     $40,513    $1,170    $ (1,167)   $40,516
                                     =======    ======    ========    =======

  The amortized cost and approximate market value of securities available for sale at December 31, 1995 and 1994 are as follows (in thousands):

                                            1995                                     1994
                          ---------------------------------------- ----------------------------------------
                                      GROSS      GROSS    APPROX.              GROSS      GROSS    APPROX.
                          AMORTIZED UNREALIZED UNREALIZED  MARKET  AMORTIZED UNREALIZED UNREALIZED  MARKET
                            COST      GAINS      LOSSES    VALUE     COST      GAINS      LOSSES    VALUE
                          --------- ---------- ---------- -------- --------- ---------- ---------- --------
U.S. Treasury
 obligations............  $ 44,730    $  347    $  (300)  $ 44,777 $ 71,125     $ 16     $(1,721)  $ 69,420
U.S. Government
 agencies...............   105,964       977       (562)   106,379  103,408       61      (3,754)    99,715
Obligations of state &
 political subdivisions.    39,653     1,441       (631)    40,463      --       --          --         --
Mortgage-backed
 securities.............    67,548       672        (61)    68,159   35,723       33      (1,304)    34,452
Other securities........     5,549       --          (1)     5,548    4,381      --           (3)     4,378
                          --------    ------    -------   -------- --------     ----     -------   --------
                          $263,444    $3,437    $(1,555)  $265,326 $214,637     $110     $(6,782)  $207,965
                          ========    ======    =======   ======== ========     ====     =======   ========

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

  The amortized cost and market value of securities available for sale as of December 31, 1995 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   1995
                                                           ---------------------
                                                                     APPROXIMATE
                                                           AMORTIZED   MARKET
                                                             COST       VALUE
                                                           --------- -----------
      Due in one year or less............................. $ 51,209   $ 49,948
      Due after one year through five years...............   70,417     71,734
      Due after five years through ten years..............   59,212     60,242
      Due after ten years.................................   15,058     15,243
      Mortgage-backed securities..........................   67,548     68,159
                                                           --------   --------
                                                           $263,444   $265,326
                                                           ========   ========

  During 1995, proceeds from sales of securities available for sale were $139,856,000. Gross gains of $548,000 and gross losses of $139,000 were realized on those sales. Proceeds from sales of securities available for sale during 1994 were $22,744,000. Gross gains of $40,000 and gross losses of $5,000 were realized on those sales. During 1993, proceeds from sales of investment securities were $3,457,000. Gross gains of $141,000 and gross losses of $5,000 were realized on those sales.

  On December 31, 1995 securities with a carrying value of approximately $116,939,000 were pledged to secure funds and trust deposits and for other purposes as required or permitted by law.

4. LOANS

  The following is a summary of loans by major classification as of December 31, 1995 and 1994 (in thousands):

                                                                1995     1994
                                                              -------- --------
      Commercial and financial loans......................... $ 97,767 $ 91,392
      Agricultural loans.....................................   29,905   31,564
      Real estate--residential...............................   85,965   86,105
      Real estate--commercial................................   92,000   53,289
      Loans to individuals...................................   21,066   22,056
      Other loans............................................      272      394
                                                              -------- --------
                                                              $326,975 $284,800
                                                              ======== ========

  The Company serviced loans for others totaling $ 92,350,000, $91,806,000, and $81,939,000 as of December 31, 1995, 1994 and 1993, respectively.

  A summary of changes in the allowance for possible loan losses for the three years ended December 31 is as follows (in thousands):

                                                            1995   1994   1993
                                                           ------ ------ ------
      Balance beginning of year........................... $3,688 $4,369 $2,713
      Allowance from acquired entity......................    --     --   2,351
      Recoveries..........................................    931    643    205
      Provision charged to operating expense..............    636    200  1,620
                                                           ------ ------ ------
                                                            5,255  5,212  6,889
      Less: loans charged off.............................  1,405  1,524  2,520
                                                           ------ ------ ------
      Balance end of year................................. $3,850 $3,688 $4,369
                                                           ====== ====== ======

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

  The recorded investment in collateral-dependent loans for which an impairment has been recognized at December 31, 1995 was $2,578,000. The recorded investment in collateral-dependent loans for which an impairment has been recognized and the related allowance for possible loan losses at December 31, 1995 was $558,000 and $494,000, respectively. The average recorded investment in impaired loans during 1995 was $3,319,000. Interest income recognized on impaired loans during 1995, using the cash basis method, was $68,000.

  The Company's subsidiary banks make loans to their executive officers, directors, principal holders of the Company's equity securities and to associates of such persons. These loans were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than a normal risk. The following is a summary of activity with respect to such loans for the latest fiscal year (in thousands):

      Balance, January 1, 1995.......................................... $2,151
      New loans.........................................................    156
      Repayments........................................................   (228)
                                                                         ------
      Balance, December 31, 1995........................................ $2,079
                                                                         ======

  As of December 31, 1995 and 1994, the outstanding balance of nonaccrual loans was approximately $2,345,000 and $4,879,000 respectively. Had interest on such loans been accrued, interest and fees on loans in the accompanying consolidated statements of earnings would have been greater by approximately $163,000, $420,000 and $416,000 in 1995, 1994 and 1993 respectively.

5. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are recorded at cost less accumulated depreciation as follows (in thousands):

                                                                 1995    1994
                                                                ------- -------
      Land, buildings and improvements......................... $18,317 $17,784
      Furniture, fixtures and equipment........................   5,374   5,331
                                                                ------- -------
                                                                 23,691  23,115
      Less accumulated depreciation............................   9,793   8,860
                                                                ------- -------
                                                                $13,898 $14,255
                                                                ======= =======

6. SHORT-TERM BORROWINGS AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  Following is a summary of short-term borrowings at December 31, 1995 and 1994 (in thousands):

                                                                 1995    1994
                                                                ------- -------
      Federal funds purchased and FHLB advances................ $23,975 $13,975
      Note payable to bank.....................................   8,750  12,210
                                                                ------- -------
                                                                $32,725 $26,185
                                                                ======= =======

  The note payable to bank totaling $8,750,000 and $12,210,000 at December 31, 1995 and 1994, respectively, is due on demand with variable interest (7.43% and 8.00% at December 31, 1995 and 1994, respectively) and is secured by the Company's common stock holdings in its subsidiaries. The note payable is a draw on a $15 million revolving line of credit which matures in January, 1999. The note agreement contains certain restrictive covenants. The Company was in compliance with such covenants at December 31, 1995.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

  At December 31, 1995 and 1994 there were no material amounts of assets at risk with any one customer under agreements to repurchase securities sold. At December 31, 1995 and 1994 securities sold under agreements to repurchase are summarized as follows (in thousands):

                                                  WEIGHTED
                                                  AVERAGE             COLLATERAL
                                       REPURCHASE INTEREST COLLATERAL   MARKET
1995                                   LIABILITY    RATE   BOOK VALUE   VALUE
- ----                                   ---------- -------- ---------- ----------
Within 30 days........................  $ 2,035     6.58%   $ 2,004    $ 2,004
30-90 days............................    1,276     6.26%     1,277      1,297
After 90 days.........................    2,687     5.67%     2,715      2,734
Demand................................   12,637     4.07%    16,772     16,919
                                        -------     ----    -------    -------
                                        $18,635     4.73%   $22,768    $22,954
                                        =======     ====    =======    =======
                                                  WEIGHTED
                                                  AVERAGE             COLLATERAL
                                       REPURCHASE INTEREST COLLATERAL   MARKET
1994                                   LIABILITY    RATE   BOOK VALUE   VALUE
- ----                                   ---------- -------- ---------- ----------
Within 30 days........................  $   --       -- %   $   --     $   --
30-90 days............................    1,075     3.79%     1,096      1,084
After 90 days.........................    2,334     5.91%     2,427      2,357
Demand................................   12,677     4.26%    29,180     28,603
                                        -------     ----    -------    -------
                                        $16,086     4.47%   $32,703    $32,044
                                        =======     ====    =======    =======

7. EMPLOYEE BENEFIT PLANS

  The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the highest five of the last 10 years of their employment. Effective July 1, 1994 the Company froze the benefits accumulating to participants. Accrued benefits as of that date were fully funded.

  Assumptions used in accounting for the pension plans as of December 31, 1995 and 1994 were as follows:

                                                                     1995  1994
                                                                     ----  ----
      Discount rate................................................. 7.25% 8.50%
      Expected long-term rates of return on assets.................. 8.00% 8.50%

  The following table sets forth the plan's funding status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994 (in thousands):

                                                                 1995    1994
                                                                ------  ------
Actuarial present value of accumulated, vested and projected benefit obligations........................................... $3,344  $2,696
Plan assets at fair value, primarily listed stocks & US Bonds..  3,871   3,419
                                                                ------  ------
Plan assets in excess of projected benefit obligation..........    527     723
Unrecognized net gain (loss) from past experience different
 from that assumed and effects of changes in assumptions.......     13    (267)
Unrecognized net assets at beginning of year being recognized
 over 15 years.................................................   (288)   (346)
                                                                ------  ------
Prepaid pension cost included in other assets.................. $  252  $  110
                                                                ======  ======

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

  Net pension cost for 1995, 1994 and 1993 included the following components (in thousands):

                                                            1995   1994   1993
                                                            -----  -----  -----
   Service cost-benefit earned during the period........... $ --   $  91  $ 166
   Interest cost on projected benefits obligation..........   205    236    255
   Actual return on plan assets............................  (584)  (103)  (231)
   Net amortization and deferral...........................   237   (212)   (70)
   Gain on curtailment.....................................   --    (189)   --
                                                            -----  -----  -----
   Net periodic pension (income) expense................... $(142) $(177) $ 120
                                                            =====  =====  =====

  The Company has a savings and stock plan for officers and employees. Company contributions to the plan are discretionary. The Plan includes provisions for employee contributions which are considered tax-deferred under Section 401(k) of the Internal Revenue Code. The total expense was $341,000 for 1995, $191,000 for 1994, and $218,000 for 1993.

  The Company has a nonqualified stock option plan for key employees. Options may be exercised at market price on grant date at the rate of 20% of granted shares at the end of each year in the succeeding five-year period after the grant date. The plan provides for the total number of shares of common stock that may be available for options under the Plan to be adjusted on January 1 of each calendar year, so that the total number of shares of common stock that may be issued and sold under the Plan as of January 1, of each calendar year to be equal to four percent (4%) of the outstanding shares of common stock of the Company on such date; provided, however, that no such adjustment will reduce the total number of shares of common stock that may be issued and sold under the plan below 200,000. The following table summarizes option activity under this plan.

                                                        NUMBER OF
                                                         SHARES    OPTION PRICE
                                                        --------- --------------
      Options outstanding at December 31, 1992.........  311,979  $2.49 to $4.55
        Granted........................................   43,578            7.17
        Exercised......................................      --              --
                                                         -------
      Options outstanding at December 31, 1993.........  355,557    2.49 to 7.17
        Granted........................................      --              --
        Exercised......................................    7,638            2.49
                                                         -------
      Options outstanding at December 31, 1994.........  347,919    2.49 to 7.17
        Granted........................................   68,000            6.88
        Exercised......................................   18,120    2.49 to 4.55
                                                         -------
      Options outstanding at December 31, 1995.........  397,799    2.49 to 7.17
                                                         =======

  At December 31,1995 options to acquire 295,760 shares were exercisable.

  The Company adopted a Deferred Compensation Plan in 1994 for Directors and employees designated as Senior Leadership Employees by the Board of Directors. Participants may elect to defer up to 20% of salary, 50% of any bonus or 100% of directors fees under the Plan. The Company makes a 25% matching contribution. Amounts deferred are used to purchase company stock. Two hundred thousand shares are registered for purchase by the Plan. Participants' deferral amounts are 100% vested, with matching contributions 100% vested on the earlier of the end of the third year following the year in which deferrals are made or termination of employment for any reason other than discharge for cause. Total expense was approximately $19,000 and $9,000 in 1995 and 1994, respectively.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY

  On April 28, 1994, the Board of Directors declared a three-for-one stock split in the form of a stock dividend, payable July 1, 1994 to stockholders of record on June 8, 1994. The stated par value of each share remained at $5 per share. The stock split resulted in the issuance of 4,345,726 additional shares of common stock from authorized but unissued shares. The issuance of authorized but unissued shares resulted in the transfer of $16,134,180 from surplus and $5,594,450 from retained earnings to common stock, representing the par value of the shares issued. Accordingly, earnings per share, cash dividends per share, weighted average shares outstanding and related prices, and the stock option plan information for prior periods presented have been restated to reflect the stock split.

  In 1994, the Company redeemed all of the outstanding Series C Preferred Stock for $1,950,000 and converted 1,300 shares of Series D Preferred Stock to Series B convertible Preferred Stock at stated value.

  The amount of dividends payable by the Company on its common stock is limited by the provisions of its term loan and revolving credit agreement. At December 31, 1995, the Company had $3,131,000 of retained earnings available for the payment of dividends.

  State banking regulations restrict the amount of dividends that a bank may pay to stockholders. The regulations provide that dividends are limited to the balance of retained earnings, subject to capital adequacy requirements, plus an additional amount equal to its net earnings in 1996 through the date of any declaration of dividends.

9. INCOME TAXES

  The components of total tax expense reported in the consolidated income statements for the years ended December 31, 1995, 1994, and 1993 are as follows (in thousands):

                                                            1995   1994   1993
                                                           ------ ------ ------
      Current federal..................................... $2,592 $2,171 $1,472
      Deferred federal....................................     88    239    108
                                                           ------ ------ ------
        Total income tax expense.......................... $2,680 $2,410 $1,580
                                                           ====== ====== ======

  The actual tax expense differs from the expected tax expense computed by applying the Federal Corporate tax rate of 34% to earnings before income taxes as follows (in thousands):

                                                         1995    1994    1993
                                                        ------  ------  ------
   Tax expense at statutory rate....................... $3,040  $2,760  $1,901
   Tax-exempt interest, net of premium amortization....   (806)   (892)   (592)
   Amortization of excess cost over net assets
    acquired...........................................    541     541     284
   Capitalized acquisition costs.......................     41     --       39
   Reduction in valuation allowance....................    (90)    --      --
   Other, net..........................................    (46)      1     (52)
                                                        ------  ------  ------
   Total income tax expense............................ $2,680  $2,410  $1,580
                                                        ======  ======  ======

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

  The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1995 and 1994 are as follows (in thousands):

                                                                1995    1994
                                                               ------  -------
      DEFERRED TAX ASSETS:
        Alternative minimum tax credit carryforward........... $  --   $   448
        Net operating loss carryforwards......................    910    1,275
        Provision for loan losses.............................  1,035      842
        Deferred loan fees....................................    --       117
        Other.................................................     52       90
                                                               ------  -------
          Total gross deferred tax assets.....................  1,997    2,772
        Less: Valuation allowance.............................   (763)    (950)
                                                               ------  -------
          Net deferred tax assets............................. $1,234  $ 1,822
                                                               ======  =======
      DEFERRED TAX LIABILITIES:
        Security accretion.................................... $   26  $    81
        Tax depreciation in excess of book depreciation.......    166      272
        Difference between tax and book basis of assets ac-
         quired...............................................  1,322    1,753
        Deferred loan fees....................................    109      --
        Other.................................................    --        17
                                                               ------  -------
          Total gross deferred tax liabilities................  1,623    2,123
                                                               ------  -------
          Net deferred tax liability..........................    389      301
        Unrealized gain (losses) on securities available for
         sale.................................................    640   (2,268)
                                                               ------  -------
          Net deferred tax (asset) liability.................. $1,029  $(1,967)
                                                               ======  =======

  The net change in the valuation allowance for the year ended December 31, 1995 was a decrease of $187,000.

  Future recognition of tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995 will be allocated as follows (in thousands):

      Income tax benefit reported in the consolidated statement of earnings.......................................................... $655
      Excess cost over fair value of net assets acquired.................  108
                                                                          ----
                                                                          $763
                                                                          ====

  The Company has net operating loss carryforwards for state income tax purposes of approximately $19 million which expire beginning in 2002 through 2007. A valuation allowance has been established for a portion of the state net operating loss carryforwards because of the uncertainty regarding their utilization.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

  The company utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers, to generate profits and to reduce its own exposure to fluctuations in interest rates. These financial instruments, many of which are so-called "off-balance sheet" transactions, involve to varying degrees, credit and interest rate risk in excess of the amount recognized as either an asset or liability in the consolidated balance sheets.

  Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. Interest rate risk is the possibility that future changes in market interest

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES rates will cause a financial instrument to be less valuable or more onerous. The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures. The Company uses the same credit policies when entering into financial instruments with off-balance sheet risk as it does for on-balance sheet instruments. At December 31, 1995 and 1994, such commitments and off-balance sheet financial instruments are as follows (in thousands):

                                                                 1995    1994
                                                               -------- -------
      Letters of credit....................................... $  8,554 $ 2,827
      Lines of credit and other loan commitments..............   96,091  80,338
                                                               -------- -------
                                                               $104,645 $83,165
                                                               ======== =======

  Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

  There are various claims pending against the Company and its subsidiaries arising in the normal course of business. Management believes, based upon the opinion of counsel, that liabilities arising from these proceedings, if any, will not be material to the Company's financial position.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  Provided below is the information required by Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value Of Financial Instruments." These amounts represent estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgement. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

  The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (trust customers) are not reflected. The value of these items is significant.

  Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

 Cash and cash equivalents

  Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount of $38.1 million is a reasonable estimate of fair value.

 Securities available for sale

  The estimated fair values of securities available for sale are provided in note 3 to the consolidated financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

 Loans

  The carrying amount (total outstanding excluding unearned income) and estimated fair value of loans outstanding at December 31, 1995 are $326.7 million and $327.7 million, respectively. In order to determine the fair values for loans the loan portfolio was categorized based on loan type such as commercial, real estate, agricultural, individual and nonperforming. Each loan category was further segmented into fixed and adjustable rate interest terms. For performing, variable rate loans with no significant credit concerns and frequent repricing, estimated fair values are based on carrying values. The fair values of other performing loans, except residential real estate and credit card, loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are based on origination rates for similar loans of comparable credit quality. For performing residential real estate loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

  Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flow. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

 Deposit liabilities

  The carrying amount and estimated fair value of deposits outstanding at December 31, 1995 are $551.5 million and $553.5 million, respectively. Under SFAS 107, the fair value of deposits with no stated maturity is equal to the amount payable upon demand. Therefore, the fair value estimates for these products do not reflect the benefits that the Company receives from the low-cost, long-term funding they provide. These benefits are significant. The estimated fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

 Short-term borrowings

  Short-term borrowings reprice frequently and therefore the carrying amount is a reasonable estimate of fair value.

 Securities sold under agreements to repurchase

  The fair value of securities sold under agreements to repurchase is estimated using the rates currently offered for securities sold under agreements to repurchase with similar remaining maturities. Both the carrying values and estimated fair values of Premier's securities sold under agreements to repurchase as of December 31, 1995 were $18.6 million.

 Commitments to extend credit and letters of credit

  Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, and compensating balance and other covenants or requirements. Loan commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event that there is significant deterioration in the credit quality of the customer. Many loan commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of Premier's commitments to lend, and letters of credit are competitive with others in the various markets in which Premier operates. The carrying amounts are reasonable estimates of the fair values of these financial instruments. Carrying amounts are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

12. ACQUISITION

  On July 16, 1993, the Company acquired 100% of the common stock of First Northbrook Bancorp, Inc., Northbrook, Illinois for a total purchase price of $32,775,000. As a result of the merger Premier indirectly acquired 100% of the stock of First National Bank of Northbrook, Northbrook, Illinois and First Security Bank of Cary Grove, Cary, Illinois. The acquisition was accounted for as a purchase transaction. The aggregate of cash and shares exchanged for First Northbrook Bancorp, Inc. was as follows:

   Premier Series B--Convertible Preferred Stock (5,950 shares)....  $ 5,950,000
   Premier Series C--Noncumulative Perpetual Preferred Stock (1,950
    shares)........................................................    1,950,000
   Premier Series D--Noncumulative Perpetual Preferred Stock (3,300
    shares)........................................................    3,300,000
   Premier Common Stock............................................    5,250,000
   Cash (loan from third party lender).............................   16,325,000
                                                                     -----------
     Total Purchase Price..........................................  $32,775,000
                                                                     ===========

  In addition, the Company issued $5,000,000 of new Series A cumulative perpetual preferred stock. The proceeds were used to retire First Northbrook Bancorp, Inc.'s perpetual preferred stock in the amount of $2,000,000 and reduce acquisition debt. A summary of the features of each series of preferred shares follows:

    SERIES A--Redeemable after three years at option of the Company at par value. Stock has a cumulative dividend feature and is non-voting. Dividend rate of 8.25% changes to the higher of 8.25% or the Prime rate plus 1% after July 16, 1996, 8.25% or the Prime rate plus 1.25% after July 16, 1998, 8.25% or the Prime rate plus 1.50% after July 16, 2000 and 8.25% or the Prime rate plus 1.75% after July 16, 2003.

    SERIES B--Non-voting, convertible to common stock at $9.50 per share. Conversion price adjusted for cumulative stock dividends and splits. Regulatory approval required before conversion of shares. Dividend rate of 7.50% increases to 8.00% after July 16, 1996.

    SERIES C--Non-voting, redeemable by the Company at any time at par value with regulatory approval. Dividend rate of 7.00% increases .25% each year after July 16, 1996 to a maximum of 9.00%. No longer authorized at December 31, 1995.

    SERIES D--Non-voting, up to $1,300,000 convertible at any time into Series B shares at par, subject to availability of sufficient authorized common shares. Dividend rate of 9.00% at December 31, 1993 and 7.50% thereafter.

  The unaudited pro forma results of operations (in thousands) which follow assume the acquisition had occurred at the beginning of the period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include adjustments for purchase accounting related to the acquisition and interest on borrowed funds.

                                                                    DECEMBER 31,
                                                                        1993
                                                                    ------------
      Net interest income..........................................   $21,902
      Earnings before income taxes.................................     3,565
      Net earnings.................................................     2,462
      Primary earnings per common share............................   $   .18

  The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the period, or of results which may occur in the future.

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

13. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

  The following is a summary of condensed financial information for the Parent Company only (in thousands):

                            CONDENSED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
ASSETS
  Investments in subsidiaries.................................. $67,742 $61,774
  Cash & interest bearing deposits.............................     173      16
  Premises and equipment.......................................   4,631   4,680
  Other assets.................................................     221      38
                                                                ------- -------
  TOTAL ASSETS................................................. $72,767 $66,508
                                                                ======= =======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Short-term borrowings........................................ $ 8,750 $12,210
  Other liabilities............................................   1,910   1,821
                                                                ------- -------
  TOTAL LIABILITIES............................................  10,660  14,031
Stockholders' equity...........................................  62,107  52,477
                                                                ------- -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................. $72,767 $66,508
                                                                ======= =======

                        CONDENSED STATEMENTS OF EARNINGS

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                                1995       1994       1993
                                             ---------- ---------- -----------
INCOME:
  Dividends from subsidiaries............... $    6,888 $    5,145 $     8,250
  Other.....................................      2,996      2,940       2,706
                                             ---------- ---------- -----------
                                                  9,884      8,085      10,956
                                             ---------- ---------- -----------
EXPENSES:
  Interest..................................        826        902         452
  Salaries..................................      2,517      2,670       2,263
  Other.....................................      1,187      1,285       1,135
                                             ---------- ---------- -----------
                                                  4,530      4,857       3,850
                                             ---------- ---------- -----------
Earnings before income tax benefit and
 equity in undistributed earnings of
 subsidiaries...............................      5,354      3,228       7,106
Income tax benefit..........................        456        587         272
                                             ---------- ---------- -----------
Earnings before equity in undistributed
 earnings of subsidiaries...................      5,810      3,815       7,378
Equity in undistributed earnings of
 subsidiaries...............................        452      1,895      (3,367)
                                             ---------- ---------- -----------
    NET EARNINGS............................ $    6,262 $    5,710 $     4,011
                                             ========== ========== ===========
    Earnings per share......................       $.77       $.68        $.55
                                             ========== ========== ===========

               PREMIER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONDENSED STATEMENTS OF CASH FLOWS

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                              1995        1994        1993
                                           ----------  ----------  -----------
Operating activities:
  Net cash provided by operating
   activities............................. $    6,033  $    4,095  $     7,649
                                           ----------  ----------  -----------
Investing activities:
  Cash paid for acquisition of
   subsidiaries...........................        --          --       (16,325)
  Additional paid in capital to
   subsidiaries...........................        --          --        (5,950)
  Purchase of bank premises and equipment.        (45)        (76)         (47)
                                           ----------  ----------  -----------
  Net cash used by investing activities...        (45)        (76)     (22,322)
                                           ----------  ----------  -----------
Financing activities:
  Increase (decrease) in short-term debt..     (3,460)       (200)      10,530
  Redemption of Series C Preferred stock..        --       (1,950)         --
  Purchase of treasury stock..............        --          --          (209)
  Reissuance of treasury stock............        149          59          --
  Dividends paid..........................     (2,477)     (2,374)      (1,574)
  Other...................................        (43)        443          935
  Issuance of stock.......................        --          --         5,000
                                           ----------  ----------  -----------
  Net cash provided (used) by financing
   activities.............................     (5,831)     (4,022)      14,682
                                           ----------  ----------  -----------
Increase (decrease) in cash............... $      157  $       (3) $         9
                                           ==========  ==========  ===========
Cash paid (received) for
  Interest................................ $      837  $    1,031  $       290
  Income taxes............................     (3,525)     (1,168)        (273)

14. SUBSEQUENT EVENT

  On January 22, 1996, the Company signed a definitive agreement (the "Merger Agreement") to merge their assets and operations with Northern Illinois Financial Corporation (NIFCO) located in Wauconda, Illinois and form a new financial services organization to be named Grand Premier Financial, Inc. In the proposed merger, which is subject to director, shareholder and regulatory approval, NIFCO shareholders will receive 4.25 shares of common stock of Grand Premier Financial, Inc. for each share of NIFCO's common stock held. Premier common shareholders will receive 1.116 shares of common stock of Grand Premier Financial, Inc. for each share of Premier common stock held. Holders of the Company's preferred stock will receive shares of preferred stock of Grand Premier Financial, Inc. having terms and conditions substantially identical to the terms and conditions of the shares of Company preferred stock held by such holders.

  Concurrently with the execution of the Merger Agreement, the Company and NIFCO also entered into reciprocal stock option agreements. Under such stock option agreements, NIFCO granted Premier an option to purchase up to 19.9% of the outstanding shares of NIFCO common stock at an option price of $30.00 per share, and Premier granted NIFCO an option to purchase up to 19.9% of the outstanding shares of Premier common stock at an option price of $9.00 per share, in each case upon the occurrence of certain triggering events. Those events include actions or proposals by a third party to merge with, or acquire stock or assets of, NIFCO (in the case of the NIFCO stock option agreement) or Premier (in the case of the Premier stock option agreement).

  At December 31, 1995, NIFCO had total assets of approximately $954 million. It is expected that the merger will be accounted for as a pooling-of-interests and be consummated in the third quarter of 1996.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                    NORTHERN ILLINOIS FINANCIAL CORPORATION,

                        PREMIER FINANCIAL SERVICES, INC.

                                      AND

                         GRAND PREMIER FINANCIAL, INC.

                                   COMPOSITE
                                   CONFORMED

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE I...............................................................    1
 THE MERGER..............................................................    1
    1.1  The Merger.....................................................     1
    1.2  Effective Time.................................................     1
    1.3  Effects of the Merger..........................................     1
    1.4  Conversion of Northern Illinois Common Stock, Premier Common
         Stock and Premier Preferred Stock; Treatment of GPF Common
         Stock..........................................................     2
    1.5  Options........................................................     3
    1.6  Certificate of Incorporation...................................     4
    1.7  By-Laws........................................................     4
    1.8  Tax Consequences...............................................     4
    1.9  Plans for Management Succession................................     4
    1.10 Board of Directors; Filling of Vacancies on the Board..........     4
    1.11 Headquarters of GPF............................................     5
    1.12 Share Purchase Rights Agreement................................     5
    1.13 Closing........................................................     5
 ARTICLE II..............................................................    5
 EXCHANGE OF SHARES......................................................    5
    2.1  GPF to Make Shares Available...................................     5
    2.2  Exchange of Shares.............................................     5
 ARTICLE III.............................................................    6
 REPRESENTATIONS AND WARRANTIES OF NORTHERN ILLINOIS.....................    6
    3.1  Corporate Organization.........................................     6
    3.2  Capitalization.................................................     7
    3.3  Certain Beneficial Owners of Northern Illinois Common Stock and
         Premier Common Stock...........................................     8
    3.4  Authority; No Violation........................................     8
    3.5  Consents and Approvals.........................................     8
    3.6  Reports........................................................     9
    3.7  Financial Statements...........................................     9
    3.8  Broker's Fees..................................................    10
    3.9  Absence of Certain Changes or Events...........................    10
    3.10 Legal Proceedings..............................................    10
    3.11 Taxes and Tax Returns..........................................    10
    3.12 Employees......................................................    11
    3.13 SEC Reports....................................................    12
    3.14 Compliance with Applicable Law.................................    12
    3.15 Certain Contracts..............................................    12
    3.16 Agreements with Regulatory Agencies............................    13
    3.17 Other Activities of Northern Illinois and its Subsidiaries.....    13
    3.18 Investment Securities..........................................    14

                                                                           PAGE
                                                                           ----
    3.19 Undisclosed Liabilities.........................................   14
    3.20 Environmental Liability.........................................   14
    3.21 Insurance.......................................................   14
    3.22 Loan Loss Reserves..............................................   14
    3.23 Approval Delays.................................................   15
    3.24 Pooling of Interests............................................   15
 ARTICLE IV...............................................................  15
 REPRESENTATIONS AND WARRANTIES OF PREMIER................................  15
    4.1  Corporate Organization..........................................   15
    4.2  Capitalization..................................................   15
    4.3  Certain Beneficial Owners of Premier Common Stock and Northern
         Illinois Common Stock...........................................   16
    4.4  Authority; No Violation.........................................   16
    4.5  Consents and Approvals..........................................   17
    4.6  Reports.........................................................   17
    4.7  Financial Statements............................................   18
    4.8  Broker's Fees...................................................   18
    4.9  Absence of Certain Changes or Events............................   18
    4.10 Legal Proceedings...............................................   19
    4.11 Taxes and Tax Returns...........................................   19
    4.12 Employees.......................................................   19
    4.13 SEC Reports.....................................................   20
    4.14 Compliance with Applicable Law..................................   20
    4.15 Certain Contracts...............................................   20
    4.16 Agreements with Regulatory Agencies.............................   21
    4.17 Other Activities of Premier and its Subsidiaries................   21
    4.18 Investment Securities...........................................   22
    4.19 Undisclosed Liabilities.........................................   22
    4.20 Environmental Liability.........................................   22
    4.21 Insurance.......................................................   22
    4.22 Loan Loss Reserves..............................................   22
    4.23 Approval Delays.................................................   23
    4.24 State Takeover Laws.............................................   23
    4.25 Pooling of Interests............................................   23
 ARTICLE V................................................................  23
 COVENANTS RELATING TO CONDUCT OF BUSINESS................................  23
    5.1  Conduct of Businesses Prior to the Effective Time...............   23
    5.2  Forbearances....................................................   23
 ARTICLE VI...............................................................  25
 ADDITIONAL AGREEMENTS....................................................  25
    6.1  Regulatory Matters; Cooperation with Respect to Filing..........   25
    6.2  Access to Information...........................................   26

                                                                            PAGE
                                                                            ----
    6.3  Stockholders' Approvals..........................................   27
    6.4  Legal Conditions to Merger.......................................   27
    6.5  Affiliates; Publication of Combined Financial Results............   27
    6.6  Listing of GPF Common Stock......................................   27
    6.7  Employee Benefit Plans...........................................   27
    6.8  Indemnification; Directors' and Officers' Insurance..............   28
    6.9  Additional Agreements............................................   29
    6.10 Advice of Changes................................................   29
    6.11 Dividends........................................................   29
    6.12 No Conduct Inconsistent with this Agreement......................   29
 ARTICLE VII...............................................................  30
 CONDITIONS PRECEDENT......................................................  30
    7.1  Conditions to Each Party's Obligation To Effect the Merger.......   30
    7.2  Conditions to Obligations of Northern Illinois...................   31
    7.3  Conditions to Obligations of Premier.............................   31
 ARTICLE VIII..............................................................  32
 TERMINATION AND AMENDMENT.................................................  32
    8.1  Termination......................................................   32
    8.2  Effect of Termination............................................   33
    8.3  Amendment........................................................   33
    8.4  Extension; Waiver................................................   34
 ARTICLE IX................................................................  34
 GENERAL PROVISIONS........................................................  34
    9.1  Non-survival of Representations, Warranties and Agreements.......   34
    9.2  Expenses.........................................................   34
    9.3  Notices..........................................................   34
    9.4  Interpretation...................................................   35
    9.5  Counterparts.....................................................   35
    9.6  Entire Agreement.................................................   35
    9.7  Governing Law....................................................   35
    9.8  Severability.....................................................   35
    9.9  Publicity........................................................   36
    9.10 Assignment; Third Party Beneficiaries............................   36

    Exhibit A --Form of Northern Illinois Stock Option Agreement
    Exhibit B --Form of Premier Stock Option Agreement
    Exhibit C --Form of Amended and Restated Certificate of Incorporation of Newco
    Exhibit D --Form of By-laws of Newco
    Exhibit E --Form of Share Purchase Rights Agreement
    Exhibit F --Form of Affiliate Letter
    Exhibit G --Form of Opinion of Schiff Hardin & Waite
    Exhibit H --Form of Opinion of Crowley Barrett & Karaba, Ltd.

    Schedule 1.10    --Directors
    Schedule 3.1(b)  --Ownership in outside entities by Northern Illinois
    Schedule 3.1(c)  --Ownership in outside entities by Northern Illinois Subsidiaries
    Schedule 3.3     --Owners of Northern Illinois Stock
    Schedule 3.4(b)  --Authority, No Violation
    Schedule 3.6     --Regulatory Agency examinations
    Schedule 3.8     --Brokers
    Schedule 3.9(a)  --Absence of certain changes
    Schedule 3.9(b)  --Exceptions to ordinary course of business (general)
    Schedule 3.9(c)  --Exceptions to ordinary course of business (employment matters)
    Schedule 3.10(a) --Legal Proceedings
    Schedule 3.11    --Income adjustments pursuant to Section 481 of the Code
    Schedule 3.12    --Northern Illinois Employee Plans and Agreements
    Schedule 3.15    --Contracts
    Schedule 3.16    --Agreements with Regulatory Agencies
    Schedule 3.20    --Environmental Liability
    Schedule 3.21    --Insurance Policies
    Schedule 3.22    --Possible Loan Losses
    Schedule 4.3     --Owners of Premier Stock
    Schedule 4.5     --Consents and Approvals
    Schedule 4.8     --Brokers
    Schedule 4.9     --Exceptions to ordinary course of business
    Schedule 4.10    --Legal Proceedings
    Schedule 4.12    --Premier Employee Plans and Agreements
    Schedule 4.15    --Contracts
    Schedule 4.21    --Insurance Policies

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated January 22, 1996, by and among NORTHERN ILLINOIS FINANCIAL CORPORATION, an Illinois corporation ("Northern Illinois"), PREMIER FINANCIAL SERVICES, INC., a Delaware corporation ("Premier"), and Grand Premier Financial, Inc., a Delaware corporation ("GPF"), as amended by the First Amendment to the Agreement and Plan of Merger, dated March 18, 1996, by and among Northern Illinois, Premier and GPF.

  WHEREAS, the Boards of Directors of Northern Illinois, Premier and GPF have determined that it is in the best interests of their respective companies and their stockholders to consummate the business combination transaction provided for herein in which Northern Illinois and Premier will each, subject to the terms and conditions set forth herein, merge with and into GPF (the "Merger"), so that GPF is the resulting corporation (hereinafter sometimes called the "Resulting Corporation") in the Merger; and

  WHEREAS, it is the intent of the respective Boards of Directors of Northern Illinois and Premier that the Merger be structured as a "merger of equals" of Northern Illinois and Premier and that the Resulting Corporation be governed and operated on this basis; and

  WHEREAS, as a condition to, and immediately after the execution of, this Agreement, Northern Illinois and Premier are entering into a Northern Illinois stock option agreement (the "Northern Illinois Option Agreement") attached hereto as Exhibit A; and

  WHEREAS, as a condition to, and immediately after the execution of, this Agreement, Northern Illinois and Premier are entering into a Premier stock option agreement (the "Premier Option Agreement"; and together with the Northern Illinois Option Agreement, the "Option Agreements") attached hereto as Exhibit B; and

  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL") and the Illinois Business Corporation Act of 1983, as amended (the "IBCA"), at the Effective Time (as defined in Section 1.2), Northern Illinois and Premier shall merge with and into GPF which shall be the Resulting Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Northern Illinois and Premier shall terminate.

  1.2 Effective Time. The Merger shall become effective upon the later of (i) the issuance of a certificate of merger by the Secretary of State of the State of Illinois (the "Illinois Secretary"), following the filing of articles of merger with such office, and (ii) the time and date on which a certificate of merger is filed with the Secretary of State of the State of Delaware (the "Delaware Secretary"). The parties shall each use reasonable efforts to cause articles of merger to be filed, and a certificate of merger to be issued, by the Illinois Secretary and a certificate of merger to be filed with the Delaware Secretary on the Closing Date. The term "Effective Time" shall be the date and time when the Merger becomes effective, in accordance with this
Section 1.2.

  1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Sections 259 and 261 of the DGCL and Section
11.50 of the IBCA.

  1.4 Conversion of Northern Illinois Common Stock, Premier Common Stock and Premier Preferred Stock; Treatment of GPF Common Stock. At the Effective Time, in each case, subject to Section 2.2(e), by virtue of the Merger and without any action on the part of Northern Illinois, Premier or the holder of any of the following securities:

    (a) Each share of the common stock, no par value, of Northern Illinois (the "Northern Illinois Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Northern Illinois Common Stock with respect to which the holders have validly asserted, and not withdrawn or forfeited, dissenters' rights pursuant to Sections 11.65 and
  11.70 of the IBCA ("Dissenting Shares")) shall be converted into the right to receive 4.250 shares (the "Northern Illinois Exchange Ratio") of the common stock, par value $0.01 per share, of GPF (the "GPF Common Stock").

    (b) Each share of common stock, par value $5.00 per share, of Premier (the "Premier Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Premier Common Stock held in Premier's treasury) shall be converted into the right to receive 1.116 shares (the "Premier Exchange Ratio") of GPF Common Stock.

    (c) Each share of Series A Perpetual Preferred Stock of Premier, par value $1.00 per share and with a stated value of $1,000 per share (the "Premier Series A Perpetual Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of Premier Series A Perpetual Preferred Stock with respect to which the holders have validly asserted, and not withdrawn, dissenters' rights pursuant to Section 262 of the DGCL) shall be converted into the right to receive one share of Series A Perpetual Preferred Stock of GPF, par value $0.01 per share and with a stated value of $1,000 per share (the "GPF Series A Perpetual Preferred Stock," and together with the GPF Series B Perpetual Preferred Stock (as defined below) and the GPF Series C Perpetual Preferred Stock (as defined below), the "GPF Preferred Stock"), together with accrued but unpaid dividends on the Premier Series A Perpetual Preferred Stock to but not including the Effective Time. The terms of the GPF Series A Perpetual Preferred Stock shall be substantially identical to the terms of the Premier Series A Perpetual Preferred Stock.

    (d) Each share of Premier Series B Perpetual Preferred Stock of Premier, par value $1.00 per share and with a stated value of $1,000 per share, with a right of conversion into shares of Premier Common Stock (the "Premier Series B Perpetual Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of Premier Series B Perpetual Preferred Stock with respect to which the holders have validly asserted, and not withdrawn, dissenters' rights pursuant to Section 262 of the DGCL) shall be converted into the right to receive one share of convertible preferred stock of GPF, par value $0.01 per share and with a stated value of $1,000 per share (the "GPF Series B Perpetual Preferred Stock"), together with accrued but unpaid dividends on the Premier Series B Perpetual Preferred Stock to but not including the Effective Time. The terms of the GPF Series B Perpetual Preferred Stock shall be substantially identical to the terms of the Premier Series B Perpetual Preferred Stock.

    (e) Each share of Series D Perpetual Preferred Stock of Premier, par value $1.00 per share and with a stated value of $1,000 per share (the "Series D Perpetual Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of Premier Series D Perpetual Preferred Stock with respect to which the holders have validly asserted, and not withdrawn, dissenters' rights pursuant to Section 262 of the DGCL) shall be converted into the right to receive one share of perpetual preferred stock of GPF (the "GPF Series C Perpetual Preferred Stock"), together with accrued but unpaid dividends on the Premier Series D Perpetual Preferred Stock to but not including the Effective Time. The terms of the GPF Series C Perpetual Preferred Stock shall be substantially identical to the terms of the Premier Series D Perpetual Preferred Stock.

    (f) All of the shares of Northern Illinois Common Stock and Premier Common Stock converted into GPF Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "Common Stock Certificate") previously representing any such shares of Northern Illinois Common Stock or Premier Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of GPF Common Stock and (ii) cash in lieu of fractional shares into which the shares of

  Northern Illinois Common Stock or Premier Common Stock represented by such Common Stock Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Common Stock Certificates previously representing shares of Northern Illinois Common Stock and Premier Common Stock shall be exchanged for certificates representing whole shares of GPF Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Common Stock Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Northern Illinois Common Stock or Premier Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Northern Illinois Exchange Ratio and the Premier Exchange Ratio, respectively.

    (g) At the Effective Time, all shares of Premier Common Stock that are owned by Premier as treasury stock, if any, shall be canceled and shall cease to exist, and no stock of GPF or other consideration shall be delivered in exchange therefor.

    (h) All of the shares of Premier Series A Perpetual Preferred Stock, Series B Perpetual Preferred Stock, and Series D Perpetual Preferred Stock converted into GPF Preferred Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate (each a "Preferred Stock Certificate") previously representing any such shares of Premier Preferred Stock shall thereafter represent only the right to receive a certificate representing the number of whole shares of corresponding GPF Preferred Stock into which the shares of Premier Preferred Stock represented by such Preferred Stock Certificate have been converted pursuant to this Section 1.4. Preferred Stock Certificates previously representing shares of Premier Preferred Stock shall be exchanged for certificates representing whole shares of corresponding GPF Preferred Stock issued in consideration therefor upon the surrender of such Preferred Stock Certificates in accordance with Section 2.2 hereof, without any interest thereon.

    (i) Any Dissenting Shares shall not be converted pursuant to this Agreement, and the holders thereof shall be entitled only to such rights as are granted by Sections 11.65 and 11.70 of the IBCA; provided that if any holder of shares of Northern Illinois Common Stock shall fail to perfect his or her rights to payment pursuant to Section 11.70 of the IBCA, each share of Northern Illinois Common Stock held by such holder shall be converted into the right to receive the consideration specified in subparagraph (a) of this Section 1.4.

    (j) Each share of GPF Common Stock which is issued and outstanding immediately prior to the Effective Time shall at the Effective Time be automatically canceled without consideration and without further action.

  1.5 Options. At the Effective Time, each option granted by Premier to purchase shares of Premier Common Stock which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Premier Common Stock and shall be converted automatically into an option to purchase shares of GPF Common Stock in an amount and at an exercise price determined as provided below, subject to the terms of the Premier benefit plans under which they were issued (collectively, the "Premier Stock Plans") and the agreements evidencing grants of such options thereunder:

    (a) The number of shares of GPF Common Stock to be subject to each new option shall be equal to the product of the number of shares of Premier Common Stock subject to the original option and the Premier Exchange Ratio, provided that any fractional shares of GPF Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

    (b) The exercise price per share of GPF Common Stock under the new option shall be equal to the exercise price per share of Premier Common Stock under the original option divided by the Premier Exchange Ratio, provided that such exercise price shall be rounded down to the nearest whole cent.

  1.6 Certificate of Incorporation. Subject to the terms and conditions of this Agreement, at the Effective Time, an amended and restated Certificate of Incorporation of GPF shall be filed with the Delaware Secretary so that the Amended and Restated Certificate of Incorporation of GPF, substantially in the form attached as Exhibit C hereto, shall be the Amended and Restated Certificate of Incorporation of the Resulting Corporation until thereafter amended in accordance with applicable law.

  1.7 By-Laws. Subject to the terms and conditions of this Agreement, at the Effective Time, the By-Laws of GPF, substantially in the form attached as Exhibit D hereto, shall be the By-Laws of the Resulting Corporation until thereafter amended in accordance with applicable law.

  1.8 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a)(i)(A) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

  1.9 Plans for Management Succession. At the Effective Time, (a) Richard L. Geach shall be the Chief Executive Officer of GPF, (b) Robert W. Hinman shall be the President and Chief Operating Officer of GPF, and (c) David L. Murray shall be an Executive Vice President and Chief Financial Officer of GPF. Mr. Hinman, or such other person nominated for the office of President by the Northern Illinois Representatives (as defined in Section 1.10), shall immediately and without further action of the Board of Directors become Chief Executive Officer of GPF on the date upon which Mr. Geach ceases to be Chief Executive Officer of GPF, which date shall in no event be later than December 31 of the third full calendar year following the year in which the Effective Time occurs. Nothing in this Section 1.9 shall preclude the Board of Directors of GPF from subsequently removing any person appointed as an officer of GPF pursuant to this Section 1.9.

  1.10 Board of Directors; Filling of Vacancies on the Board. (a) From and after the Effective Time, the Board of Directors of GPF shall consist of sixteen (16) persons, including Mr. Geach, Mr. Hinman and Mr. Murray. Seven
(7) directors, in addition to Mr. Hinman, shall have been selected by Northern Illinois (the "Northern Illinois Representatives"), and six (6) directors, in addition to Mr. Geach and Mr. Murray, shall have been selected by Premier (the "Premier Representatives"). The Northern Illinois Representatives and the Premier Representatives, respectively, shall be divided as equally as practicable among the three classes of directors of GPF, in accordance with
Schedule 1.10, and shall serve in such capacities until their successors shall have been elected or appointed and shall have qualified in accordance with the Amended and Restated Certificate of Incorporation of GPF and By-laws of GPF and the DGCL. Directors chosen from among the Northern Illinois Representatives and the Premier Representatives shall be equally represented on the executive committee of the Board of Directors.

  (b) Prior to the third annual meeting of the stockholders of GPF, the Northern Illinois Representatives and the Premier Representatives, respectively, shall have the right to designate (i) the person or persons to fill any vacancies occurring on the Board of Directors of GPF as the result of the death, resignation or removal of any of the Northern Illinois Representatives or the Premier Representatives, respectively, (ii) the person or persons to be nominated in place of each of the Northern Illinois Representatives and Premier Representatives, respectively, whose terms of offices expire at each of the first three annual meetings of the stockholders of GPF, and (iii) the person or persons to serve on the executive committee in place of any Northern Illinois Representatives or Premier Representatives, respectively, previously appointed to the executive committee. For purposes of
Section 1.9 and this Section 1.10, the terms "Northern Illinois Representatives" and "Premier Representatives" shall include any person or persons subsequently appointed or elected directors of GPF following their designation as nominees for director by the Northern Illinois Representatives or Premier Representatives, respectively, in accordance with the preceding sentence.

  1.11 Headquarters of GPF. At the Effective Time, the headquarters and principal executive offices of GPF shall be in Wauconda, Illinois, or in such other place as may be mutually agreed upon by Northern Illinois and Premier prior to the Effective Time.

  1.12 Share Purchase Rights Agreement. At the Effective Time, GPF shall be a party to a Share Purchase Rights Agreement, substantially in the form of Exhibit E hereto (the "Rights Agreement"), and such Rights Agreement shall remain in effect from and after the Effective Time until such Rights Agreement is amended or terminated in accordance with its terms.

  1.13 Closing. Subject to the terms and conditions of this Agreement and the Option Agreements, including but not limited to the provisions of Article VII of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than the last business day in the calendar month in which all of the conditions precedent to the Merger set forth in Section 7.1(a),
(b), (c) and (e) have occurred, unless such date is extended by mutual agreement of the parties (the "Closing Date").

                                  ARTICLE II

                              EXCHANGE OF SHARES

  2.1 GPF to Make Shares Available. At or prior to the Effective Time, GPF shall deposit, or shall cause to be deposited, with a bank, trust company or other entity (including any subsidiary bank or trust company of GPF as of the Effective Time) reasonably acceptable to each of Northern Illinois and Premier (the "Exchange Agent"), for the benefit of the holders of Common Stock Certificates and Preferred Stock Certificates (collectively, the "Certificates"), for exchange in accordance with this Article II, certificates representing the shares of GPF Common Stock and GPF Preferred Stock and cash in lieu of any fractional shares of GPF Common Stock (such cash and certificates for shares of GPF Common Stock and GPF Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock, respectively.

  2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of GPF Common Stock, GPF Preferred Stock and any cash in lieu of fractional shares into which the shares of Northern Illinois Common Stock, Premier Common Stock and Premier Preferred Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of GPF Common Stock or GPF Preferred Stock to which such holder of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (ii) a check representing the amount of any cash in lieu of fractional shares and, in the case of the Premier Preferred Stock, any accrued but unpaid dividends thereon, which such holder has the right to receive in respect of the Certificates surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

  (b) No dividends or other distributions declared with respect to GPF Common Stock or GPF Preferred Stock with a record date following the Effective Time shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall have surrendered such Certificate in accordance with this
Article II. Subject to Section 2.2(e) and to the effect of applicable laws, after the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions with a record date following the Effective Time, without any interest thereon, which had theretofore become payable with respect to shares of GPF Common Stock or GPF Preferred Stock represented by such Certificate.

  (c) If any certificate representing shares of GPF Common Stock or GPF Preferred Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of GPF Common Stock or GPF Preferred Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

  (d) After the Effective Time, there shall be no transfers on the stock transfer books of Northern Illinois of the shares of Northern Illinois Common Stock and no transfers on the stock transfer books of Premier of the shares of Premier Common Stock or Premier Preferred Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of GPF Common Stock or GPF Preferred Stock as provided in this Article II.

  (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of GPF Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to GPF Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of GPF. In lieu of the issuance of any such fractional share, GPF shall pay to each former stockholder of Northern Illinois and Premier who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) $9.75 by (ii) the fraction of a share (rounded to the nearest thousandth when expressed as an Arabic number) of GPF Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

  (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Northern Illinois and Premier for 12 months after the Effective Time shall be paid to GPF. Any stockholders of Northern Illinois and Premier who have not theretofore complied with this Article II shall thereafter look only to GPF for the issuance of certificates representing shares of GPF Common Stock or GPF Preferred Stock and the payment of cash in lieu of any fractional shares and any unpaid dividends and distributions on the GPF Common Stock or GPF Preferred Stock deliverable in respect of each share of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock, as the case may be, such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of GPF, Northern Illinois, Premier, the Exchange Agent or any other person shall be liable to any former holder of shares of Northern Illinois Common Stock, Premier Common Stock or Premier Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by GPF, the posting by such person of a bond in such amount as GPF may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of GPF Common Stock, GPF Preferred Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

              REPRESENTATIONS AND WARRANTIES OF NORTHERN ILLINOIS

  Except as disclosed in the Northern Illinois disclosure schedules delivered to Premier concurrently herewith (the "Northern Illinois Disclosure Schedules"), Northern Illinois hereby represents and warrants to Premier as follows:

  3.1 Corporate Organization. (a) Northern Illinois is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. Northern Illinois has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect (as defined below) on Northern Illinois. Northern Illinois is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). True and complete copies of the Articles of Incorporation and By-Laws of Northern Illinois, as in effect as of the date of this Agreement, have previously been made available by Northern Illinois to Premier. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Northern Illinois, Premier or GPF, as the case may be, a material adverse effect on the business, results of operations, financial condition, or (insofar as they can reasonably be foreseen) prospects of such party and its Subsidiaries taken as a whole. The word "Subsidiary" when used with respect to any party means any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

  (b) As of the date of this Agreement, Northern Illinois has, as its sole direct or indirect Subsidiaries, Grand National Bank (South Chicago Heights), a national banking association, First National Bank of Niles, a national banking association, Grand National Bank (Waukegan), a national banking association, Grand National Bank (Crystal Lake), a national banking association, and American Suburban Mortgage Corporation, an Illinois corporation (the "Northern Illinois Subsidiaries"). On November 27, 1995, Northern Illinois filed an application with the Office of the Comptroller of the Currency (the "Comptroller") requesting the Comptroller's approval to effect the merger of the Northern Illinois Subsidiaries that are organized as national banks into a single national banking association under the charter of Grand National Bank (Crystal Lake) and with the name of Grand National Bank (the "Northern Illinois Subsidiary Bank Merger"). In the event that such application is approved and the Northern Illinois Subsidiary Bank Merger is effected prior to the Effective Time, at the Effective Time Northern Illinois will have, as its sole Subsidiaries, Grand National Bank and American Suburban Mortgage Corporation. Except as set forth in Schedule 3.1(b) of the Northern Illinois Disclosure Schedules, Northern Illinois does not own any voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, other than the Northern Illinois Subsidiaries.

  (c) Each Northern Illinois Subsidiary (i) is duly organized and validly existing as a bank or corporation under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on Northern Illinois, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Except as set forth in Schedule 3.1(c) of the Northern Illinois Disclosure Schedules, none of the Northern Illinois Subsidiaries owns any voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated.

  (d) The minute books of Northern Illinois and of each of the Northern Illinois Subsidiaries accurately reflect in all material respects all corporate meetings held or actions taken since January 1, 1994 by the stockholders and Boards of Directors of Northern Illinois and each Northern Illinois Subsidiary, respectively, (including committees of the Boards of Directors of Northern Illinois and the Northern Illinois Subsidiaries).

  3.2 Capitalization. (a) The authorized capital stock of Northern Illinois consists of 10,000,000 shares of Northern Illinois Common Stock, of which, as of December 31, 1995, 2,956,784 shares were issued and outstanding and no shares were held in treasury. All of the issued and outstanding shares of Northern Illinois Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the Northern Illinois Option Agreement, Northern Illinois does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Northern Illinois Common Stock or any other equity securities of Northern Illinois or any securities representing the right to purchase or otherwise receive any shares of Northern Illinois Common Stock. No shares of Northern Illinois Common Stock have been reserved for issuance, other than the shares of Northern Illinois Common Stock reserved for issuance under the Northern Illinois Option Agreement. Since December 31, 1995, Northern Illinois has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

  (b) Northern Illinois owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Northern Illinois Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Northern Illinois Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Northern Illinois Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Northern Illinois Subsidiary.

  3.3 Certain Beneficial Owners of Northern Illinois Common Stock and Premier Common Stock. Schedule 3.3 of the Northern Illinois Disclosure Schedules sets forth the name and the number of shares of Northern Illinois Common Stock and the percentage of the outstanding shares of Northern Illinois Common Stock beneficially owned by any individual, entity or group, including any "person" within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), known to Northern Illinois to be the beneficial owner, alone or together with such person's affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act), of 10% or more of the outstanding shares of Northern Illinois Common Stock as of the date of this Agreement. To the best knowledge of Northern Illinois, no person listed on Schedule 3.3 beneficially owns any shares of Premier Common Stock as of the date of this Agreement. For purposes of this Agreement, "beneficial ownership" shall have the meaning given such term in Rule 13d-3 under the Exchange Act.

  3.4 Authority; No Violation. (a) Northern Illinois has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Northern Illinois. The Board of Directors of Northern Illinois has directed that this Agreement and the transactions contemplated hereby be submitted to Northern Illinois' stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the affirmative vote of the holders of (i) at least 80% of the outstanding shares of Northern Illinois Common Stock and
(ii) a majority of the outstanding shares of Northern Illinois Common Stock not held by Howard A. McKee and his "associates" and "affiliates" (as defined in Section 7.85 of the IBCA and Rule 12b-2 under the Exchange Act), no other corporate proceedings on the part of Northern Illinois are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Northern Illinois and (assuming due authorization, execution and delivery by Premier and GPF) constitutes a valid and binding obligation of Northern Illinois, enforceable against Northern Illinois in accordance with its terms.

  3.5 Consents and Approvals. No consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with the execution and delivery by Northern Illinois of this Agreement and the consummation by Northern Illinois of the Merger and the other transactions contemplated hereby except for (a) the filing by GPF of an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and the approval of such application, (b) the filing by Keeco, Inc., an Illinois corporation, and Northland Insurance Agency, Inc., an Illinois corporation, of an application with the Federal Reserve System under the BHC Act and the approval of such application, (c) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of Northern Illinois' and Premier's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Joint Proxy Statement") and the registration statement on Form S-4 (the "S-4") in which such Joint Proxy Statement will be included as a prospectus, (d) the filing of a registration statement on Form 8-A (the "8-A") registering the GPF Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (e) the filing of articles of merger with, and the issuance of a certificate of merger by, the Illinois Secretary under the IBCA, and the filing of a certificate of merger with the Delaware Secretary pursuant to the DGCL, (f) the filing of a consent to service of process, an appointment of the Illinois Secretary as agent for service of process, and an agreement with respect to any Dissenting Shares required to be filed by GPF with the Illinois Secretary pursuant to Section 11.35 of the IBCA, (g) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of GPF Common Stock and GPF Preferred Stock pursuant to this Agreement, (h) the approval of an application to list the GPF Common Stock on The Nasdaq Stock Market's National Market, subject to official notice of issuance, and (i) the approval of this Agreement by the requisite vote of the stockholders of Northern Illinois and Premier.

  3.6 Reports. Northern Illinois and each of the Northern Illinois Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1994 with (i) the Federal Reserve Board, (ii) the Federal Deposit Insurance Corporation (the "FDIC"), (iii) any state regulatory authority (each a "State Regulator"), (iv) the Comptroller,
(v) the SEC, and (vi) any self-regulatory organization ("SRO") with jurisdiction over any of the activities of Northern Illinois or any of its Subsidiaries (collectively "Regulatory Agencies"), and all other reports and statements required to be filed by them since January 1, 1994, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on Northern Illinois or GPF. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Northern Illinois and the Northern Illinois Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Northern Illinois, investigation into the business or operations of Northern Illinois or any of the Northern Illinois Subsidiaries since January 1, 1994. There is no unresolved written violation, written criticism, or written exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Northern Illinois or any of the Northern Illinois Subsidiaries, which is likely, either individually or in the aggregate, to have a Material Adverse Effect on Northern Illinois or GPF.

  3.7 Financial Statements. Northern Illinois has previously made available to Premier copies of (a) the consolidated balance sheets of Northern Illinois and its Subsidiaries as of December 31, 1993 and 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended December 31, 1992, 1993 and 1994, inclusive, as reported in Northern Illinois' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Hutton, Nelson and McDonald LLP, independent public accountants with respect to Northern Illinois, and (b) the unaudited consolidated balance sheet of Northern Illinois and its Subsidiaries as of September 30, 1995 and September 30, 1994 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the three- and nine-month periods then ended as reported in Northern Illinois' Quarterly Report on Form 10-Q for the period ended September 30, 1995 filed with the SEC under the Exchange Act (the "Northern Illinois Third Quarter 10-Q"). The December 31, 1994 consolidated balance sheet of Northern Illinois (including the related notes, where applicable) fairly presents the consolidated financial position of Northern Illinois and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.7 (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Northern Illinois and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and

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amount; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Northern Illinois and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

  3.8 Broker's Fees. Except as set forth in Schedule 3.8, neither Northern Illinois nor any Northern Illinois Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement or the Option Agreements.

  3.9 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Northern Illinois Reports (as defined in Section 3.13) filed prior to the date hereof, since September 30, 1995, (i) Northern Illinois and its Subsidiaries taken as a whole have not incurred any material liability, except in the ordinary course of their business, and (ii) no event has occurred which has had, individually or in the aggregate, a Material Adverse Effect on Northern Illinois or will have a Material Adverse Effect on GPF.

  (b) Except as publicly disclosed in the Northern Illinois Reports filed prior to the date hereof, since September 30, 1995, Northern Illinois and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course.

  (c) Since December 31, 1994, neither Northern Illinois nor any of its Subsidiaries has (i) except for such actions as are in the ordinary course of business consistent with past practice or except as required by applicable law, (A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 1994, or (B) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, other than customary year-end bonuses for the 1994 and 1995 fiscal years which did not exceed, in the aggregate, 5% of Northern Illinois' 1994 salary and employee benefits, or (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance.

  3.10 Legal Proceedings. (a) Except as set forth in Schedule 3.10(a), there are no pending or, to the best of Northern Illinois' knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Northern Illinois or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement or the Northern Illinois Option Agreement.

  (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Northern Illinois, any of its Subsidiaries or the assets of Northern Illinois or any of its Subsidiaries.

  3.11 Taxes and Tax Returns. (a) Each of Northern Illinois and its Subsidiaries has duly filed all federal, state, county, foreign and, to the best of Northern Illinois' knowledge, local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes (as defined in Section 3.11(b)) and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county, foreign or local taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined. The income tax returns of Northern Illinois and its Subsidiaries have never been examined by the Internal Revenue Service (the "IRS"). There are no material disputes pending, or claims asserted for, Taxes or assessments upon Northern Illinois or any of its Subsidiaries for which Northern Illinois does not have adequate reserves, nor has Northern Illinois or any of its Subsidiaries given any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period. In addition, (i) proper and accurate amounts have been withheld by Northern Illinois and its Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a Material Adverse Effect on Northern Illinois, (ii) federal, state, county and local returns which are accurate and complete in all material respects have been filed by Northern Illinois and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes,
(iii) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Northern Illinois in its consolidated financial statements as of December 31, 1994, and (iv) there are no Tax liens upon any property or assets of Northern Illinois or its Subsidiaries except liens for current taxes not yet due. Except as set forth in Schedule 3.11, neither Northern Illinois nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Northern Illinois or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in Section 3.7, neither Northern Illinois nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code.

  (b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, county, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

  3.12 Employees. (a) Schedule 3.12 in the Northern Illinois Disclosure Schedules sets forth a true and complete list of each employee benefit plan, arrangement, commitment, agreement or understanding that is maintained as of the date of this Agreement (the "Northern Illinois Benefit Plans") (i) by Northern Illinois or any of its Subsidiaries or (ii) by any trade or business, whether or not incorporated which (A) is under "common control," as described in Section 414(c) of the Code, with Northern Illinois, or (B) is a member of a "controlled group," as defined in Section 414(b) of the Code, which includes Northern Illinois (a "Northern Illinois ERISA Affiliate"), all of which together with Northern Illinois would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  (b) Northern Illinois has heretofore delivered to Premier true and complete copies of each of the Northern Illinois Benefit Plans and certain related documents, including, but not limited to, (i) the actuarial report for such Northern Illinois Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the IRS (if applicable) for such Northern Illinois Benefit Plan.

  (c) (i) Each of the Northern Illinois Benefit Plans has been operated and administered in all material respects with applicable laws, including, but not limited to, ERISA and the Code, (ii) each of the Northern Illinois Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, (iii) with respect to each Northern Illinois Benefit Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Northern Illinois Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Northern Illinois Benefit Plan's actuary with respect to such Northern Illinois Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Northern Illinois Benefit Plan allocable to such accrued benefits, (iv) no Northern Illinois Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Northern Illinois, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA),
(C) deferred compensation benefits accrued as liabilities on the books of Northern Illinois, its Subsidiaries or the ERISA Affiliates, or (D) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no material liability under Title IV of ERISA has been incurred by Northern Illinois, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Northern Illinois, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Northern Illinois Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA), (vii) all contributions or other amounts payable by Northern Illinois or its Subsidiaries as of the Effective Time with respect to each Northern Illinois Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code,
(viii) neither Northern Illinois, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Northern Illinois, its Subsidiaries or any ERISA Affiliate reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Northern Illinois, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Northern Illinois Benefit Plans or any trusts related thereto which are, in the reasonable judgment of Northern Illinois, likely, either individually or in the aggregate, to have a Material Adverse Effect on Northern Illinois.

  3.13 SEC Reports. Northern Illinois has previously made available to Premier an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 by Northern Illinois with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "Northern Illinois Reports") and prior to the date hereof and (b) communication mailed by Northern Illinois to its stockholders since January 1, 1994 and prior to the date hereof. None of the Northern Illinois Reports or such communications to stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 1994, Northern Illinois has timely filed all Northern Illinois Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Northern Illinois Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

  3.14 Compliance with Applicable Law. Northern Illinois and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to Northern Illinois or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Northern Illinois.

  3.15 Certain Contracts. (a) Except as set forth in Schedule 3.15 of the Northern Illinois Disclosure Schedules, neither Northern Illinois nor any of its Subsidiaries is a party to or bound by:

    (i) any contract, arrangement, commitment or understanding (whether written or oral) with respect to the employment of any directors, officers or employees other than in the ordinary course of business consistent with past practice;

    (ii) any contract, arrangement, commitment or understanding (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from Northern Illinois, Premier, GPF or any of their respective Subsidiaries to any officer, director or employee thereof;

    (iii) any contract, arrangement, commitment or understanding (whether written or oral) which is a "material contract" (as such term is defined in
  Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Northern Illinois Reports;

    (iv) any contract, arrangement, commitment or understanding (whether written or oral) which materially restricts the conduct of any line of business by Northern Illinois;

    (v) any contract, arrangement, commitment or understanding (whether written or oral) with a labor union or guild (including any collective bargaining agreement); or

    (vi) any contract, arrangement, commitment or understanding (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

Northern Illinois has previously made available to Premier true and correct copies of all employment and deferred compensation agreements which are in writing and to which Northern Illinois is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 3.15(a), whether or not set forth in the Northern Illinois Disclosure Schedules, is referred to herein as a "Northern Illinois Contract", and neither Northern Illinois nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto, which, individually or in the aggregate, would have a Material Adverse Effect on Northern Illinois or GPF.

  (b) (i) Each Northern Illinois Contract is valid and binding on Northern Illinois or any of its Subsidiaries, as applicable, and is in full force and effect, (ii) Northern Illinois and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Northern Illinois Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect on Northern Illinois, and
(iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Northern Illinois or any of its Subsidiaries under any such Northern Illinois Contract, except where any such default, individually or in the aggregate, would not have a Material Adverse Effect on Northern Illinois or GPF.

  3.16 Agreements with Regulatory Agencies. Neither Northern Illinois nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 1994, a recipient of any supervisory letter from, or since January 1, 1994, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the Northern Illinois Disclosure Schedules, a "Northern Illinois Regulatory Agreement"), nor has Northern Illinois or any of its Subsidiaries been advised since January 1, 1994, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such Northern Illinois Regulatory Agreement.

  3.17 Other Activities of Northern Illinois and its Subsidiaries.

  (a) Neither Northern Illinois nor any of its Subsidiaries that is neither a bank, a bank operating subsidiary or a bank service corporation directly or indirectly engages in any activity prohibited by the Federal Reserve Board. Without limiting the generality of the foregoing, no equity investment of Northern Illinois and each Northern Illinois Subsidiary that is not a bank, bank operating subsidiary or a bank service corporation is prohibited by the Federal Reserve Board.

  (b) Each Northern Illinois Subsidiary that engages in personal trust, corporate trust and other fiduciary activities ("Trust Activities") engages in such Trust Activities with requisite authority under the applicable law of Governmental Entities and in accordance in all material respects with the terms of the agreements and instruments governing such Trust Activities and applicable law and regulation (specifically including, but not limited to, applicable law governing such Northern Illinois Subsidiary's performance of its fiduciary obligations and Section 9 of Title 12 of the Code of Federal Regulations); there is no investigation or inquiry by any

Governmental Entity pending, or to the best knowledge of Northern Illinois, threatened, against or affecting Northern Illinois or any Northern Illinois Subsidiary relating to the compliance by Northern Illinois or any Northern Illinois Subsidiary with sound fiduciary principles and applicable regulations; and except where any such failure would not have a Material Adverse Effect on Northern Illinois, each employee of a Northern Illinois Subsidiary had the authority to act in the capacity in which he or she acted with respect to Trust Activities, in each case, in which such employee held himself or herself out as a representative of a Northern Illinois Subsidiary; and each Northern Illinois Subsidiary has established policies and procedures for the purpose of complying with applicable laws of Governmental Entities relating to Trust Activities, has followed such policies and procedures in all material respects and has performed appropriate internal audit reviews of, and has engaged independent accountants to perform audits of, Trust Activities, which audits since January 1, 1994 have disclosed no material violations of applicable laws of Governmental Entities or such policies and procedures.

  3.18 Investment Securities. Each of Northern Illinois and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Northern Illinois or any of the Northern Illinois Subsidiaries. Such securities are valued on the books of Northern Illinois and the Northern Illinois Subsidiaries in accordance with GAAP.

  3.19 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Northern Illinois included in the Northern Illinois Third-Quarter 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice, since September 30, 1995 neither Northern Illinois nor any of the Northern Illinois Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Northern Illinois.

  3.20 Environmental Liability. There are no legal, administrative, arbitration or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or, to the best of Northern Illinois' knowledge, threatened against Northern Illinois seeking to impose, or that could reasonably result in the imposition, on Northern Illinois of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"). To the best of Northern Illinois' knowledge, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation. Northern Illinois is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability or obligation.

  3.21 Insurance. Schedule 3.21 in the Northern Illinois Disclosure Schedules describes all policies of insurance in which Northern Illinois or any of the Northern Illinois Subsidiaries is named as an insured party or which otherwise relate to or cover any assets or properties of Northern Illinois or any of the Northern Illinois Subsidiaries. Each of such policies is in full force and effect, and the coverage provided under such properties complies with the requirements of any contracts binding on Northern Illinois or any of the Northern Illinois Subsidiaries relating to such assets or properties.

  3.22 Loan Loss Reserves. Except as set forth in Schedule 3.22, the reserve for possible loan losses shown on the September 30, 1995 call reports filed for each of the Northern Illinois Subsidiaries is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of September 30, 1995. The aggregate loan balances of each of the Northern Illinois Subsidiaries at such date in excess of such reserves are, to the best knowledge and belief of Northern Illinois, collectible in accordance with their terms.

  3.23 Approval Delays. Northern Illinois knows of no reason why any of the Requisite Regulatory Approvals (as defined in Section 7.1(c)) should be denied or unduly delayed.

  3.24 Pooling of Interests. As of the date of this Agreement, Northern Illinois has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

                                  ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PREMIER

  Except as disclosed in the Premier disclosure schedules delivered to Northern Illinois concurrently herewith (the "Premier Disclosure Schedules"), Premier hereby represents and warrants to Northern Illinois as follows:

  4.1 Corporate Organization. (a) Premier is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Premier has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Premier. Premier is duly registered as a bank holding company under the BHC Act. True and complete copies of the Restated Certificate of Incorporation and By-Laws of Premier, as in effect as of the date of this Agreement, have previously been made available by Premier to Northern Illinois.

  (b) As of the date of this Agreement, Premier has as its sole direct or indirect Subsidiaries, First Bank North, an Illinois state bank, First Bank South, an Illinois state bank, First National Bank of Northbrook, a national banking association, First Security Bank of Cary Grove, an Illinois state bank, Premier Acquisition Company, a Delaware corporation and an intermediate holding company for First National Bank of Northbrook and First Security Bank of Cary Grove, Premier Operating Systems, Inc., an Illinois corporation, Premier Trust Services, Inc., an Illinois trust company, and Premier Insurance Services, Inc., an Illinois corporation (the "Premier Subsidiaries"). Premier does not own, directly or indirectly, any voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, other than the Premier Subsidiaries.

  (c) Each Premier Subsidiary (i) is duly organized and validly existing as a bank, trust company or corporation under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on Premier, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. None of the Premier Subsidiaries owns any voting stock or equity securities of any bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, except that First Bank North owns all of the issued and outstanding capital stock of Premier Trust Services, Inc.

  (d) The minute books of Premier and of each of the Premier Subsidiaries accurately reflect in all material respects all corporate meetings held or actions taken since January 1, 1994 of the stockholders and Boards of Directors of Premier and each Premier Subsidiary, respectively, (including committees of the Boards of Directors of Premier and the Premier Subsidiaries).

  4.2 Capitalization. (a) The authorized capital stock of Premier consists of 15,000,000 shares of Premier Common Stock, of which, as of December 31, 1995, 6,544,347 shares were issued and outstanding, and 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Premier Preferred Stock", of which (i) 7,000 shares were designated and 5,000 shares were issued and outstanding as Premier Series A Perpetual Preferred Stock, (ii) 7,250 shares were designated and issued and outstanding as Premier Series B Perpetual

Preferred Stock, and (iii) 2,000 shares were designated and issued and outstanding as Premier Series D Perpetual Preferred Stock. During the fiscal year ended December 31, 1994, (i) Premier redeemed all 1,950 shares of Premier Series C Perpetual Preferred Stock, with a par value of $1.00 and a stated value of $1,000 per share, that had previously been authorized and issued, and such shares reverted to authorized but unissued shares of Premier Preferred Stock in accordance with the terms of the Certificate of Designation establishing the Premier Series C Perpetual Preferred Stock, and (ii) 1,300 shares of Premier Series D Perpetual Preferred Stock were converted into 1,300 shares of Premier Series B Perpetual Preferred Stock and such 1,300 shares of Series D Perpetual Preferred Stock reverted to authorized but unissued shares of Premier Preferred Stock, in accordance with the terms and conditions of the Certificate of Designation establishing the Premier Series D Perpetual Preferred Stock. The shares of Premier Series B Perpetual Preferred Stock and Premier Series D Perpetual Preferred Stock are subject to a letter agreement, dated as of the date of their issuance, pursuant to which Premier has agreed to amend the terms of the Premier Series B Perpetual Preferred Stock and the Premier Series D Perpetual Preferred Stock to provide for the payment of cumulative, rather than non-cumulative dividends, at such time as such cumulative preferred stock may be counted as "Tier 1 Capital" under applicable regulations of the Federal Reserve Board. As of December 31, 1995, no shares of Premier Common Stock were held in treasury. On December 31, 1995, no shares of Premier Common Stock or Premier Preferred Stock were reserved for issuance, except for (i) 397,799 shares of Premier Common Stock reserved for issuance upon the exercise of stock options pursuant to the Premier Stock Plans, (ii) 763,157 shares of Premier Common Stock reserved for issuance upon the conversion of the Series B Perpetual Preferred Stock, (iii) the shares of Premier Common Stock issuable pursuant to the Premier Option Agreement, and
(iv) 200,000 shares of Premier Common Stock reserved for issuance pursuant to the Premier Benefit plans, other than the stock option plans. All of the issued and outstanding shares of Premier Common Stock and Premier Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for the Premier Option Agreement, certain provisions of the Certificates of Designation of the Premier Series B Perpetual Preferred Stock and the Premier Series D Perpetual Preferred Stock, and the Premier Stock Plans, Premier does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Premier Common Stock or Premier Preferred Stock or any other equity securities of Premier or any securities representing the right to purchase or otherwise receive any shares of Premier Common Stock or Premier Preferred Stock. Assuming compliance by Northern Illinois and GPF with
Article I of this Agreement, after the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Premier or any of the Premier Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Premier. Premier has previously provided Northern Illinois with a list of the option holders, the date of each option to purchase Premier Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under an applicable Premier Stock Plan. Since September 30, 1995, Premier has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date.

  4.3 Certain Beneficial Owners of Premier Common Stock and Northern Illinois Common Stock. Schedule 4.3 of the Premier Disclosure Schedules sets forth the name and the number of shares of Premier Common Stock and the percentage of the outstanding shares of Premier Common Stock beneficially owned by any individual, entity or group, including any "person" within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act, known to Premier to be the beneficial owner, alone or together with such person's affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act), of 10% or more of the outstanding shares of Premier Common Stock as of the date of this Agreement. To the best knowledge of Premier, no person listed on
Schedule 4.3 beneficially owns any shares of Northern Illinois Common Stock as of the date of this Agreement.

  4.4 Authority; No Violation. (a) Premier has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Premier. The Board of Directors of Premier has directed that this Agreement and the transactions contemplated hereby be submitted to Premier's shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Premier Common Stock, no other corporate proceedings on the part of Premier are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Premier and (assuming due authorization, execution and delivery by Northern Illinois and GPF) constitutes a valid and binding obligation of Premier, enforceable against Premier in accordance with its terms.

  (b) Neither the execution and delivery of this Agreement by Premier nor the consummation by Premier of the transactions contemplated hereby, nor compliance by Premier with any of the terms or provisions hereof, will (i) violate any provision of the Restated Certificate of Incorporation or By-Laws of Premier, or (ii) assuming that the consents and approvals referred to in
Section 4.5 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Premier or any of the Premier Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Premier or any of the Premier Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Premier or any of the Premier Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause
(y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have or be reasonably likely to have a Material Adverse Effect on Premier or GPF.

  4.5 Consents and Approvals. Except as set forth in Schedule 4.5, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by Premier of this Agreement and the consummation by Premier of the Merger and the other transactions contemplated hereby except for (a) the filing by GPF of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices,
(b) the filing of any required applications or notices with any state or foreign agencies and the approval of such applications and notices, (c) the filing with the SEC of the Joint Proxy Statement and the S-4 in which such Joint Proxy Statement will be included as a prospectus, (d) the filing of an 8-A registering the GPF Common Stock under Section 12(g) of the Exchange Act,
(e) the filing of a certificate of merger with the Delaware Secretary pursuant to the DGCL and the filing of articles of merger with, and the issuance of a certificate of merger by, the Illinois Secretary under the IBCA, (f) the filing of a consent to service of process, an appointment of the Illinois Secretary as agent for service of process, and an agreement with respect to the Dissenting Shares required to be filed by GPF with the Illinois Secretary pursuant to Section 11.35 of the IBCA, (g) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of GPF Common Stock and GPF Preferred Stock pursuant to this Agreement, (h) the approval of an application to list the GPF Common Stock on The Nasdaq Stock Market's National Market, subject to official notice of issuance, and (i) the approval of this Agreement by the requisite vote of the stockholders of Northern Illinois and Premier.

  4.6 Reports. Premier and each of the Premier Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1994 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 1994, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on Premier. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Premier or the Premier Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Premier, investigation into the business or operations of Premier or any of the Premier Subsidiaries since January 1, 1994. There is no unresolved written violation, written criticism, or written exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Premier or any of the Premier Subsidiaries, which is likely, either individually or in the aggregate, to have a Material Adverse Effect on Premier or GPF.

  4.7 Financial Statements. Premier has previously made available to Northern Illinois copies of (a) the consolidated balance sheets of Premier and its Subsidiaries as of December 31, 1993 and 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years ended December 31, 1992, 1993 and 1994, inclusive, as reported in Premier's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to Premier, and (b) the unaudited consolidated balance sheet of Premier and its Subsidiaries as of September 30, 1995 and September 30, 1994 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the three- and nine-month periods then ended as reported in Premier's Quarterly Report on Form 10-Q for the period ended September 30, 1995 filed with the SEC under the Exchange Act (the "Premier Third Quarter 10-Q"). The December 31, 1994 consolidated balance sheet of Premier (including the related notes, where applicable) fairly presents the consolidated financial position of Premier and its Subsidiaries as of the date thereof, and the other financial statements referred to in this
Section 4.7 (including the related notes, where applicable) fairly present the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Premier and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount; each of such statements (including the related notes, where applicable) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Premier and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

  4.8 Broker's Fees. Except as set forth in Schedule 4.8, neither Premier nor any Premier Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement or the Option Agreements.

  4.9 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Premier Reports (as defined in Section 4.13) filed prior to the date hereof, since September 30, 1995, (i) Premier and its Subsidiaries taken as a whole have not incurred any material liability, except in the ordinary course of their business, and (ii) no event has occurred which has had, individually or in the aggregate, a Material Adverse Effect on Premier or will have a Material Adverse Effect on GPF.

  (b) Except as publicly disclosed in the Premier Reports filed prior to the date hereof, since September 30, 1995, Premier and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course.

  (c) Since December 31, 1994, neither Premier nor any of its Subsidiaries has
(i) except as set forth in Schedule 4.9 and except for such actions as are in the ordinary course of business consistent with past practice or required by applicable law, (A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 1994, or (B) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, other than customary year-end bonuses for the 1994 and 1995 fiscal years which did not exceed, in the aggregate, 5% of Premier's 1994 salary and employee benefits, or (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance.

  4.10 Legal Proceedings. (a) Except as set forth in Schedule 4.10, there are no pending or, to the best of Premier's knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Premier or any of the Premier Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement or the Premier Option Agreement.

  (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Premier, any of the Premier Subsidiaries or the assets of Premier or any of the Premier Subsidiaries.

  4.11 Taxes and Tax Returns. (a) Each of Premier and its Subsidiaries has duly filed all federal, state, county, foreign and, to the best of Premier's knowledge, local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, county, foreign or local taxing authorities on or prior to the date of this Agreement (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined. The income tax returns of Premier and its Subsidiaries have been examined by the IRS and any liability with respect thereto has been satisfied for all years to and including 1987, and either no material deficiencies were asserted as a result of such examination for which Premier does not have adequate reserves or all such deficiencies were satisfied. There are no material disputes pending, or claims asserted for, Taxes or assessments upon Premier or any of its Subsidiaries for which Premier does not have adequate reserves, nor has Premier or any of its Subsidiaries given any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period. In addition, (A) proper and accurate amounts have been withheld by Premier and its Subsidiaries from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so would not have a Material Adverse Effect on Premier, (B) federal, state, county and local returns which are accurate and complete in all material respects have been filed by Premier and its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes, (C) the amounts shown on such federal, state, local or county returns to be due and payable have been paid in full or adequate provision therefor has been included by Premier in its consolidated financial statements as of December 31, 1994, and (D) there are no Tax liens upon any property or assets of Premier or its Subsidiaries except liens for current taxes not yet due. Neither Premier nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Premier or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Except as set forth in the financial statements described in Section 4.7, neither Premier nor any of its Subsidiaries has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code.

  4.12 Employees. (a) Schedule 4.12 in the Premier Disclosure Schedules sets forth a true and complete list of each employee benefit plan, arrangement, commitment, agreement or understanding that is maintained as of the date of this Agreement (the "Premier Benefit Plans") (i) by Premier or any of its Subsidiaries or (ii) by any trade or business, whether or not incorporated, which (A) is under "common control," as described in Section 414(c) of the Code, with Premier, or (B) is a member of a "controlled group," as defined in
Section 414(c) of the Code, which includes Premier (a "Premier ERISA Affiliate"), all of which together with Premier would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

  (b) Premier has heretofore delivered to Northern Illinois true and complete copies of each of the Premier Benefit Plans and certain related documents, including, but not limited to, (i) the actuarial report for such Premier Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the IRS (if applicable) for such Premier Benefit Plan.

  (c) (i) Each of the Premier Benefit Plans has been operated and administered in all material respects with applicable laws, including, but not limited to, ERISA and the Code, (ii) each of the Premier Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified,
(iii) with respect to each Premier Benefit Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Premier Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Premier Benefit Plan's actuary with respect to such Premier Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Premier Benefit Plan allocable to such accrued benefits, (iv) except as set forth in Schedule 4.12, no Premier Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Premier, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of Premier, its Subsidiaries or the ERISA Affiliates, or (D) benefits the full cost of which is borne by the current or former employee (or his beneficiary),
(v) no material liability under Title IV of ERISA has been incurred by Premier, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Premier, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Premier Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA), (vii) all contributions or other amounts payable by Premier or its Subsidiaries as of the Effective Time with respect to each Premier Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither Premier, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Premier, its Subsidiaries or any ERISA Affiliate reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Premier, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Premier Benefit Plans or any trusts related thereto which are, in the reasonable judgment of Premier, likely, either individually or in the aggregate, to have a Material Adverse Effect on Premier.

  4.13 SEC Reports. Premier has previously made available to Northern Illinois an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 by Premier with the SEC pursuant to the Securities Act or the Exchange Act (the "Premier Reports") and prior to the date hereof and (b) communication mailed by Premier to its stockholders since January 1, 1994 and prior to the date hereof. None of the Premier Reports or such communications to stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 1994, Premier has timely filed all Premier Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Premier Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

  4.14 Compliance with Applicable Law. Premier and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default under any, applicable laws, statutes, orders, rules, regulations, policies and/or guidelines of any Governmental Entity relating to Premier or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Premier.

  4.15 Certain Contracts. (a) Except as set forth in Schedule 4.15 of the Premier Disclosure Schedules, neither Premier nor any of its Subsidiaries is a party to or bound by:

    (i) any contract, arrangement, commitment or understanding (whether written or oral) with respect to the employment of any directors, officers or employees other than in the ordinary course of business consistent with past practice;

    (ii) any contract, arrangement, commitment or understanding (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from Premier, Northern Illinois, GPF, or any of their respective Subsidiaries to any officer, director or employee thereof;

    (iii) any contract, arrangement, commitment or understanding (whether written or oral) which is a "material contract" (as such term is defined in
  Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Premier Reports;

    (iv) any contract, arrangement, commitment or understanding (whether written or oral) which materially restricts the conduct of any line of business by Premier;

    (v) any contract, arrangement, commitment or understanding (whether written or oral) with a labor union or guild (including any collective bargaining agreement); or

    (vi) any contract, arrangement, commitment or understanding (whether written or oral), including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

  Premier has previously made available to Northern Illinois true and correct copies of all employment and deferred compensation agreements which are in writing and to which Premier is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.15(a), whether or not set forth in the Premier Disclosure Schedules, is referred to herein as a "Premier Contract", and neither Premier nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which, individually or in the aggregate, would have a Material Adverse Effect on Premier or GPF.

  (b) (i) Each Premier Contract is valid and binding on Premier or any of its Subsidiaries, as applicable, and is in full force and effect, (ii) Premier and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Premier Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect on Premier, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Premier or any of its Subsidiaries under any such Premier Contract, except where any such default, individually or in the aggregate, would not have a Material Adverse Effect on Premier or GPF.

  4.16 Agreements with Regulatory Agencies. Neither Premier nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 1994, a recipient of any supervisory letter from, or since January 1, 1994, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the Premier Disclosure Schedules, a "Premier Regulatory Agreement"), nor has Premier or any of its Subsidiaries been advised since January 1, 1994, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such Premier Regulatory Agreement.

  4.17 Other Activities of Premier and its Subsidiaries.

  (a) Neither Premier nor any of its Subsidiaries that is neither a bank, a bank operating subsidiary or a bank service corporation directly or indirectly engages in any activity prohibited by the Federal Reserve Board. Without limiting the generality of the foregoing, no equity investment of Premier and each Premier Subsidiary that is not a bank, a bank operating subsidiary or a bank service corporation is prohibited by the Federal Reserve Board.

  (b) Each Premier Subsidiary that engages in Trust Activities engages in such Trust Activities with requisite authority under the applicable law of Governmental Entities and in accordance in all material respects with the terms of the agreements and instruments governing such Trust Activities and applicable law and regulation, including applicable law governing such Premier Subsidiary's performance of its fiduciary obligations; there is no investigation or inquiry by any Governmental Entity pending, or to the best knowledge of Premier, threatened, against or affecting Premier or any Premier Subsidiary relating to the compliance by Premier or any Premier Subsidiary with sound fiduciary principles and applicable regulations; and except where any such failure would not have a Material Adverse Effect on Premier, each employee of a Premier Subsidiary had the authority to act in the capacity in which he or she acted with respect to Trust Activities, in each case, in which such employee held himself or herself out as a representative of a Premier Subsidiary; and each Premier Subsidiary has established policies and procedures for the purpose of complying with applicable laws of Governmental Entities relating to Trust Activities, has followed such policies and procedures in all material respects and has performed appropriate internal audit reviews of, and has engaged independent accountants to perform audits of, Trust Activities, which audits since January 1, 1994 have disclosed no material violations of applicable laws of Governmental Entities or such policies and procedures.

  4.18 Investment Securities. Each of Premier and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Premier or any of the Premier Subsidiaries. Such securities are valued on the books of Premier and the Premier Subsidiaries in accordance with GAAP.

  4.19 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Premier included in the Premier Third-Quarter 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice, since September 30, 1995 neither Premier nor any of the Premier Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Premier.

  4.20 Environmental Liability. There are no legal, administrative, arbitration or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or, to the best of Premier's knowledge, threatened against Premier seeking to impose, or that could reasonably result in the imposition, on Premier of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA. To the best of Premier's knowledge, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation. Premier is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability or obligation.

  4.21 Insurance. Schedule 4.21 in the Premier Disclosure Schedules describes all policies of insurance in which Premier or any of the Premier Subsidiaries is named as an insured party or which otherwise relate to or cover any assets or properties of Premier or any of the Premier Subsidiaries. Each of such policies is in full force and effect, and the coverage provided under such properties complies with the requirements of any contracts binding on Premier or any of the Premier Subsidiaries relating to such assets or properties.

  4.22 Loan Loss Reserves. The reserve for possible loan losses shown on the September 30, 1995 call reports filed for each of the Premier Subsidiaries which is a Subsidiary bank is adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of September 30, 1995. The aggregate loan balances at such date in excess of such reserves of each of the Premier Subsidiaries which is a bank Subsidiary are, to the best knowledge and belief of Premier, collectible in accordance with their terms.

  4.23 Approval Delays. Premier knows of no reason why any of the Requisite Regulatory Approvals (as defined in Section 7.1(c)) should be denied or unduly delayed.

  4.24 State Takeover Laws. The Board of Directors of Premier has approved the transactions contemplated by this Agreement and the Option Agreements such that the provisions of Section 203 of the DGCL will not apply to this Agreement or the Option Agreements or any of the transactions contemplated hereby or thereby.

  4.25 Pooling of Interests. As of the date of this Agreement, Premier has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the Premier Disclosure Schedules and the Northern Illinois Disclosure Schedules) or the Option Agreements, each of Premier and Northern Illinois shall, and shall cause each of their respective Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice, (b) use reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees, and (c) take no action which would adversely affect or delay the ability of either Premier or Northern Illinois to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Option Agreements.

  5.2 Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the Premier Disclosure Schedules or the Northern Illinois Disclosure Schedules, as the case may be, and, except as expressly contemplated or permitted by this Agreement or the Option Agreements, neither Premier nor Northern Illinois shall, or shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

    (a) other than in the ordinary course of business consistent with past practice, (i) incur any indebtedness for borrowed money (other than short-term indebtedness incurred in the ordinary course of business consistent with past practice, indebtedness of Premier to any of the Premier Subsidiaries or of any of the Premier Subsidiaries to Premier, or indebtedness of Northern Illinois to any of the Northern Illinois Subsidiaries or of any of the Northern Illinois Subsidiaries to Northern Illinois, it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of Federal funds, sales of certificates of deposit and entering into repurchase agreements), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance;

    (b) (i) adjust, split, combine or reclassify any capital stock, (ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except, (A) in the case of Northern Illinois, for regular quarterly cash dividends for the first three calendar quarters at a rate not in excess of $0.17 per share, and for the fourth calendar quarter at a rate not in excess of $0.29 per share, of Northern Illinois Common Stock, (B) in the case of Premier Common Stock, for regular quarterly cash dividends on Premier Common Stock at a rate not in excess of $0.06 per share of Premier Common Stock, (C) in the case of Premier Preferred Stock, for regular quarterly cash dividends thereon at the rates set forth in the applicable certificate of designation for such securities, and (D) dividends paid by any of the Subsidiaries of each of Northern Illinois and Premier to Northern Illinois or Premier or any of their Subsidiaries, respectively); provided, however, that in the event that the Effective

  Time occurs later than July 16, 1996 (the "Series A Redemption Date"), Premier shall have the right to redeem all of the shares of Premier Series A Perpetual Preferred Stock for a redemption price per share equal to the stated value, per share, of the Series A Perpetual Preferred Stock, together with all accrued and unpaid dividends due thereon to and including the Series A Redemption Date, in accordance with the terms and conditions of the Certificate of Designation establishing the Premier Series A Perpetual Preferred Stock, (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (except for options to purchase stock granted in the ordinary course of business consistent with past practice pursuant to the Premier Stock Plans) or (iv) issue any additional shares of capital stock except pursuant to (A) the exercise of stock options or warrants outstanding as of the date hereof, (B) the conversion of shares of Premier Series B Perpetual Preferred Stock in accordance with its terms, or (C) the Option Agreements;

    (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

    (d) except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a Subsidiary thereof;

    (e) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than renewals of contracts and leases without material adverse changes of terms;

    (f) other than in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee;

    (g) accelerate the vesting of any stock options or other stock-based compensation, except in accordance with the terms of an applicable Premier Stock Plan and in a manner consistent with past practice;

    (h) settle any claim, action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (i) take any action that would prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained herein shall limit the ability of Premier or Northern Illinois to exercise its rights under the Northern Illinois Option Agreement or the Premier Option Agreement, as the case may be;

    (j) amend its certificate of incorporation or articles of incorporation, as the case may be, or its bylaws, except, in the case of the Northern Illinois Subsidiaries, in connection with the Northern Illinois Subsidiary Bank Merger;

    (k) other than in prior consultation with the other party to this Agreement, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

    (l) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

    (m) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

  6.1 Regulatory Matters; Cooperation with Respect to Filing. (a) Premier and Northern Illinois shall promptly prepare and file with the SEC the Joint Proxy Statement, and shall cause GPF promptly (i) to prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus, and the 8-A, and (ii) to prepare and file an application with the Federal Reserve Board under the BHC Act for approval to consummate the transactions contemplated by this Agreement. Each of GPF, Premier and Northern Illinois shall use all reasonable efforts to have the S-4 and the 8-A declared effective under the Securities Act and the Exchange Act as promptly as practicable after such filing and to have the application filed with the Federal Reserve Board approved, and Premier and Northern Illinois shall mail or deliver the Joint Proxy Statement to their respective stockholders. Premier and Northern Illinois shall also cause GPF to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Premier and Northern Illinois shall furnish all information concerning Premier and the holders of the Premier Common Stock and Premier Preferred Stock, and Northern Illinois and the holders of the Northern Illinois Common Stock, respectively, as may be reasonably requested in connection with any such action.

  (b) The parties hereto shall cooperate with each other and shall each use reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Premier and Northern Illinois shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Premier or Northern Illinois, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

  (c) Premier and Northern Illinois shall, upon request, furnish each other and GPF with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Premier, Northern Illinois or GPF or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Premier covenants and agrees that none of the information which is furnished by Premier for inclusion, or which is included, in the S-4, the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Premier, Northern Illinois or GPF or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement will, at the respective times such documents are filed and, in the case of the S-4, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed or at the time of the meetings of the stockholders of Premier and Northern Illinois, be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Northern Illinois covenants and agrees that none of the information which is furnished by Northern Illinois for inclusion, or which is included, in the S-4, the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Premier, Northern Illinois or GPF or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement will, at the respective times such documents are filed and, in the case of the S- 4, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed or at the time of the meetings of the stockholders of Premier and Northern Illinois, be false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, Premier shall have no responsibility for the truth or accuracy of any information with respect to Northern Illinois or the Northern Illinois Subsidiaries included in the S-4, the Joint Proxy Statement, or any other statement, filing, notice or application filed with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, and Northern Illinois shall have no responsibility for the truth or accuracy of any information with respect to Premier or the Premier Subsidiaries included in the S-4, the Joint Proxy Statement, or any other statement, filing, notice or application filed with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

  (d) Premier, Northern Illinois and GPF shall promptly advise one another upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

  6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Premier and Northern Illinois shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Premier and Northern Illinois shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Premier or Northern Illinois, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Premier nor Northern Illinois nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Premier's or Northern Illinois', as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

  (b) Each of Premier and Northern Illinois shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or representatives pursuant to Section 6.2(a) in confidence and shall return all documents containing any information concerning the properties, business and assets of each other party that may have been obtained in the course of negotiations or examination of the affairs of each other party either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources). Each of Premier and Northern Illinois shall use such information solely for the purpose of conducting business, legal and financial reviews of the other party and for such other purposes as may be related to this Agreement.

  (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein. Without limitation of the foregoing, each party shall promptly notify the other party of any information obtained by such party during the course of any due diligence conducted by such party or its representatives in accordance with Section 8.1(b) or (c) which is materially inconsistent with any representation or warranty made by the other party under this Agreement; provided, however, that either party's failure to provide such notice to the other party shall not, in turn, be deemed to constitute a material breach of such party's obligations under this Agreement.

  6.3 Stockholders' Approvals. Each of Premier and Northern Illinois shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting upon this Agreement, and each shall use reasonable efforts to cause such meetings to occur on the same date.

  6.4 Legal Conditions to Merger. Each of Premier and Northern Illinois shall, and shall cause its Subsidiaries to, use reasonable efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Premier or Northern Illinois or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

  6.5 Affiliates; Publication of Combined Financial Results. (a) Each of Premier and Northern Illinois shall use reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment) of such party to deliver to the other party hereto, not later than 30 days after the date of this Agreement, a written agreement, in the form of Exhibit F, providing that such person will not sell, pledge, transfer or otherwise dispose of (i) any shares of Premier Common Stock or Northern Illinois Common Stock held by such "affiliate," except to the extent and under the conditions permitted therein, during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of Premier and Northern Illinois, and (ii) any shares of GPF Common Stock to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

  (b) GPF shall use reasonable efforts to publish as promptly as reasonably practical but in no event later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

  6.6 Listing of GPF Common Stock. GPF shall file an application with The Nasdaq Stock Market for approval to list the shares of GPF Common Stock on The Nasdaq Stock Market's National Market, subject to official notice of issuance, and the parties shall each use reasonable efforts to have such application approved prior to the Effective Time.

  6.7 Employee Benefit Plans. (a) From and after the Effective Time, unless otherwise mutually determined, the Premier Benefit Plans and Northern Illinois Benefit Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of Premier or Northern Illinois (or their Subsidiaries) covered by such plans at the Effective Time until such time as GPF shall, subject to applicable law, the terms of this Agreement and the terms of such plans, adopt new benefit plans with respect to employees of GPF and its Subsidiaries (the "New Benefit Plans"). Prior to the Closing Date, Premier and Northern Illinois shall cooperate in reviewing, evaluating and analyzing the Premier Benefit Plans and Northern Illinois Benefit Plans with a view towards developing appropriate New Benefit Plans for the employees covered thereby subsequent to the Merger. It is the intention of Premier and Northern Illinois to develop New Benefit Plans, effective as of the Effective Time, which, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including, without limitation, duties, geographic location, tenure, qualifications and abilities, and (ii) do not discriminate between employees of GPF who were covered by Premier Benefit Plans, on the one hand, and those covered by Northern Illinois Benefit Plans, on the other, at the Effective Time.

  (b) The foregoing notwithstanding, GPF agrees to honor in accordance with their terms all benefits vested as of the date hereof under the Premier Benefit Plans or the Northern Illinois Benefit Plans or under other contracts, arrangements, commitments, or understandings described in the Premier Disclosure Schedules and the Northern Illinois Disclosure Schedules.

  (c) Nothing in this Section 6.7 shall be interpreted as preventing GPF from amending, modifying or terminating any Premier Benefit Plans, Northern Illinois Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law, following the Effective Time.

  6.8 Indemnification; Directors' and Officers' Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Premier, Northern Illinois or any of their Subsidiaries (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Premier, Northern Illinois or any of their Subsidiaries or any of their respective predecessors, or (ii) this Agreement, the Option Agreements or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use reasonable efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, GPF shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with GPF; provided, however, that (A) GPF shall have the right to assume the defense thereof and upon such assumption GPF shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if GPF elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between GPF and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with GPF, and GPF shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (B) GPF shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there is a material conflict of interest between the interests of such Indemnified Party and the interests of one or more other Indemnified Parties and that the interests of such Indemnified Party will not be adequately represented unless separate counsel is retained, in which case, GPF shall be obligated to pay for such separate counsel, (C) GPF shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (D) GPF shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify GPF thereof, provided that the failure to so notify shall not affect the obligations of GPF under this Section 6.8 except to the extent such failure to notify materially prejudices GPF. GPF's obligations under this
Section 6.8 continue in full force and effect for a period of three years from the Effective Time (or the period of the applicable statute of limitations, if longer); provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

  (b) Premier and Northern Illinois shall each use reasonable efforts (i) to obtain, after the Effective Time, directors' and officers' liability insurance coverage for the officers and directors of GPF, to the extent that the same is economically practicable, and (ii) either to cause the individuals serving as officers and directors of Premier, Northern Illinois or their Subsidiaries immediately prior to the Effective Time to be covered for a period of three years from the Effective Time (or the period of the applicable statute of limitations, if longer) by the directors' and officers' liability insurance policies maintained by Premier and Northern Illinois, respectively, or to substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than the policies previously maintained by Premier and Northern Illinois, respectively) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall GPF be required to expend more than $50,000 per year (the "Insurance Amount") to maintain or procure insurance coverage pursuant to clause (ii) of this sentence, and provided further that if GPF is unable to maintain or obtain the insurance called for by clause (ii) of this sentence, GPF shall use reasonable efforts to obtain as much comparable insurance as available for the Insurance Amount.

  (c) In the event GPF or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of GPF assume the obligations set forth in this section.

  (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

  6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest GPF with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, GPF.

  6.10 Advice of Changes. Premier and Northern Illinois shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

  6.11 Dividends. After the date of this Agreement, each of Premier and Northern Illinois shall coordinate with the other the declaration of any dividends in respect of Premier Common Stock and Northern Illinois Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Premier Common Stock or Northern Illinois Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Premier Common Stock and/or Northern Illinois Common Stock and any shares of GPF Common Stock any such holder receives in exchange therefor in the Merger.

  6.12 No Conduct Inconsistent with this Agreement. Neither Premier nor Northern Illinois shall (a) solicit, encourage or authorize any individual, corporation or other entity to solicit from any third party any inquiries or proposals relating to the disposition of the business or assets, or the acquisition of its capital stock, or the merger of it or any of its Subsidiaries with any corporation or other entity other than as provided by this Agreement, except pursuant to a written direction from a regulatory authority, or (b) negotiate with or entertain any proposals from any other person for any such transaction wherein the business, assets or capital stock of it or any of its Subsidiaries would be acquired, directly or indirectly, by any party other than GPF, except pursuant to a written direction from any regulatory authority or upon the receipt of an unsolicited offer from a third party where the Board of Directors of the party receiving such offer reasonably believes, upon the written advice of counsel, that its fiduciary duties require it to enter into discussions with such party. Each party shall promptly notify the other of all of the relevant details relating to all inquiries and proposals which it may receive relating to any proposed disposition of the business or assets, or the acquisition of its capital stock, or the merger of it or any of its Subsidiaries with any corporation or other entity other than as provided by this Agreement.

                                  ARTICLE VII

                             CONDITIONS PRECEDENT

  7.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the respective requisite affirmative votes of the holders of Northern Illinois Common Stock and Premier Common Stock entitled to vote thereon.

    (b) Nasdaq-NMS Listing. The shares of GPF Common Stock which shall be issued to the stockholders of Northern Illinois and Premier upon consummation of the Merger shall have been authorized for listing on The Nasdaq Stock Market's National Market, subject to official notice of issuance.

    (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained, on terms and conditions reasonably satisfactory to each of Northern Illinois and Premier, and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

    (d) Registration Statements. The S-4 and the 8-A shall have become effective under the Securities Act and the Exchange Act, respectively, and no stop order suspending the effectiveness of the S-4 or the 8-A shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of the Merger.

    (f) Federal Tax Opinion. Northern Illinois and Premier shall each have received an opinion of their respective counsel, in form and substance reasonably satisfactory to each, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time:

      (i) The Merger will constitute a tax free reorganization under
    Section 368(a)(i)(A) of the Code, and Northern Illinois and Premier will each be a party to the reorganization;

      (ii) No gain or loss will be recognized by Northern Illinois or Premier, as the case may be, as a result of the Merger;

      (iii) No gain or loss will be recognized by the stockholders of Northern Illinois or Premier, as the case may be, who exchange their Northern Illinois Common Stock or Premier Common Stock or Premier Preferred Stock, as the case may be, solely for GPF Common Stock or GPF Preferred Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in GPF Common Stock);

      (iv) The tax basis of the GPF Common Stock or GPF Preferred Stock received by stockholders who exchange all of their Northern Illinois Common Stock or all of their Premier Common Stock or Premier Preferred Stock, as the case may be, solely for GPF Common Stock or GPF Preferred Stock in the Merger will be the same as the tax basis of the Northern Illinois Common Stock or the Premier Common Stock or Premier Preferred Stock, as the case may be, surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

      (v) The holding period of the GPF Common Stock or GPF Preferred Stock received by stockholders of Northern Illinois or Premier, as the case may be, in the Merger will include the period during which the shares of Northern Illinois Common Stock or Premier Common Stock or Premier

    Preferred Stock, as the case may be, surrendered in exchange therefor were held; provided, such Northern Illinois Common Stock or Premier Common Stock or Premier Preferred Stock, as the case may be, was held as a capital asset by the holder of such Northern Illinois Common Stock or Premier Common Stock or Premier Preferred Stock, as the case may be, at the Effective Time.

    In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Northern Illinois or Premier, as the case may be, and others.

    (g) Pooling of Interests. Northern Illinois and Premier shall each have received a letter from their respective independent accountants addressed to Northern Illinois or Premier, as the case may be, to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

  7.2 Conditions to Obligations of Northern Illinois. The obligation of Northern Illinois to effect the Merger is also subject to the satisfaction, or waiver by Northern Illinois, at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Premier set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Northern Illinois shall have received a certificate signed on behalf of Premier by the Chief Executive Officer and the Chief Financial Officer of Premier to the foregoing effect.

    (b) Performance of Obligations of Premier. Premier shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Northern Illinois shall have received a certificate signed on behalf of Premier by the Chief Executive Officer and the Chief Financial Officer of Premier to such effect.

    (c) No Material Adverse Change. Since the date of this Agreement, (i) no event shall have occurred which has had a Material Adverse Effect on Premier, and (ii) no condition (other than general economic or competitive conditions generally affecting bank holding companies and banks of a size or in locations comparable to those of Premier and the Premier Subsidiaries), event, circumstances, fact or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on Premier.

    (d) Changes in Ownership of Premier Common Stock; Acquisition of Northern Illinois Common Stock. Since the date of this Agreement, no individual, entity or group identified in Schedule 4.3 of the Premier Disclosure Schedules shall have acquired beneficial ownership of (i) any additional shares of Premier Common Stock, other than shares acquired by a Premier Subsidiary in a fiduciary capacity for the benefit of third parties or shares acquired pursuant to the terms and conditions of any Premier Stock Plan, or (ii) any shares of Northern Illinois Common Stock.

    (e) Opinion of Counsel to Premier. Northern Illinois shall have received from Schiff Hardin & Waite, counsel to Premier, an opinion, dated the Closing Date, in substantially the form of Exhibit G.

    (f) Comfort Letter. Northern Illinois shall have received from KPMG Peat Marwick "comfort letters" dated the date of mailing of the Joint Proxy Statement and the Closing Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to Northern Illinois.

    (g) Fairness Opinion. Northern Illinois shall have received from Prairie Capital Services, Inc., a fairness opinion, dated the date of mailing of the Joint Proxy Statement and in form and substance reasonably satisfactory to Northern Illinois, to the effect that the consideration to be received in the Merger by the stockholders of Northern Illinois is fair, from a financial point of view, to the stockholders of Northern Illinois.

  7.3 Conditions to Obligations of Premier. The obligation of Premier to effect the Merger is also subject to the satisfaction, or waiver by Premier, at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Northern Illinois set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Premier shall have received a certificate signed on behalf of Northern Illinois by the Chief Executive Officer and the Chief Financial Officer of Northern Illinois to the foregoing effect.

    (b) Performance of Obligations of Northern Illinois. Northern Illinois shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Premier shall have received a certificate signed on behalf of Northern Illinois by the Chief Executive Officer and the Chief Financial Officer of Northern Illinois to such effect.

    (c) No Material Adverse Change. Since the date of this Agreement, (i) no event shall have occurred which has had a Material Adverse Effect on Northern Illinois, and (ii) no condition (other than general economic or competitive conditions generally affecting bank holding companies and banks of a size or in locations comparable to those of Northern Illinois and the Northern Illinois Subsidiaries), event, circumstances, fact or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on Northern Illinois.

    (d) Changes in Ownership of Northern Illinois Common Stock; Acquisition of Premier Common Stock. Since the date of this Agreement, no individual, entity or group identified in Schedule 3.3 of the Northern Illinois Disclosure Schedules shall have acquired beneficial ownership of (i) any additional shares of Northern Illinois Common Stock or (ii) any shares of Premier Common Stock.

    (e) Opinion of Counsel to Northern Illinois. Premier shall have received from Crowley Barrett & Karaba Ltd., counsel to Northern Illinois, an opinion, dated the Closing Date, in substantially the form of Exhibit H.

    (f) Comfort Letter. Premier shall have received from Hutton, Nelson and McDonald LLP "comfort letters" dated the date of mailing of the Joint Proxy Statement and the Closing Date, covering matters customary to transactions such as the Merger and in form and substance reasonably satisfactory to Northern Illinois.

    (g) Fairness Opinion. Premier shall have received from The Chicago Corporation a fairness opinion, dated the date of mailing of the Joint Proxy Statement and in form and substance reasonably satisfactory to Premier, to the effect that the consideration to be received in the Merger by the stockholders of Premier is fair, from a financial point of view, to the stockholders of Premier.

                                 ARTICLE VIII

                           TERMINATION AND AMENDMENT

  8.1 Termination. This Agreement may be terminated prior to the Effective
Time:

    (a) at any time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Premier or Northern Illinois, by written agreement between Premier and Northern Illinois, if the Board of Directors of each so determines;

    (b) by Premier, by written notice to Northern Illinois, within 35 days of the date of this Agreement, provided that:

      (i) such notice is given prior to the occurrence of an "Initial Triggering Event," as such term is defined in the Premier Option Agreement, and Premier determines, in its sole discretion, in the light of information discovered in the course of its investigation of Northern Illinois and the Northern Illinois Subsidiaries, that the transactions contemplated by this Agreement would not be in the best interests of Premier; or

      (ii) such notice is given after a "Third-Party Initial Triggering Event" (as defined below) and Premier is able to demonstrate (A) that the occurrence of such Third-Party Initial Triggering Event was not due, in whole or in part, to a breach of Premier's obligations under
    Section 6.12. of this Agreement, and (B) that the occurrence of such Third-Party Initial Triggering Event was not a material factor in its decision to provide such notice. A "Third-Party Initial Triggering Event" shall mean any of the events described in Section 2(b)(iii)(A) or (B) (other than the formation of a group that includes an "Existing 15% Shareholder"), Section 2(b)(iv), or Section 2(b)(vi) of the Option Agreements.

    (c) by Northern Illinois, by written notice to Premier, within 35 days of the date of this Agreement, provided that:

      (i) such notice is given prior to the occurrence of an "Initial Triggering Event," as such term is defined in the Northern Illinois Option Agreement, and Northern Illinois determines, in its sole discretion, in the light of information discovered in the course of its investigation of Premier and the Premier Subsidiaries, that the transactions contemplated by this Agreement would not be in the best interests of Northern Illinois; or

      (ii) such notice is given after a Third-Party Initial Triggering Event and Northern Illinois is able to demonstrate (A) that the occurrence of such Third-Party Initial Triggering Event was not due, in whole or in part, to a breach of Northern Illinois' obligations under
    Section 6.12. of this Agreement, and (B) that the occurrence of such Third-Party Initial Triggering Event was not a material factor in its decision to provide such notice.

    (d) at any time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Premier or Northern Illinois, by either the Board of Directors of Premier or the Board of Directors of Northern Illinois if (i) any Governmental Entity which must grant a Requisite Regulatory Approval (A) has denied approval of the Merger and such denial has become final and nonappealable or (B) has advised the parties of its unwillingness to grant such a Requisite Regulatory Approval on terms and conditions reasonably acceptable to the parties, notwithstanding the parties' fulfillment of their obligations to take reasonable efforts to obtain such Requisite Regulatory Approval, or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

    (e) by either the Board of Directors of Premier or the Board of Directors of Northern Illinois if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

    (f) by either the Board of Directors of Premier or the Board of Directors of Northern Illinois (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 45 days following written notice to the party committing such breach, or which breach, by its nature or timing, cannot be cured prior to the Closing Date; or

    (g) by either Premier or Northern Illinois if any approval of the stockholders of Premier or Northern Illinois required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof.

  8.2 Effect of Termination. In the event of termination of this Agreement by either Premier or Northern Illinois as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Premier, Northern Illinois, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b), 8.2, 9.2 and 9.3, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Premier nor Northern Illinois shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

  8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Premier or Northern Illinois; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Premier or Northern Illinois there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or the form of the consideration to be delivered to the holders of Premier Common Stock or Northern Illinois Common Stock hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Premier or Northern Illinois, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Premier Common Stock or Northern Illinois Common Stock hereunder other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE IX

                              GENERAL PROVISIONS

  9.1 Non-survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than pursuant to the Option Agreements, which shall terminate in accordance with their terms) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

  9.2 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that (i) all attorneys' fees incurred by the parties in connection with the preparation and negotiation of this Agreement, the related agreements and documents contemplated hereby and the transactions contemplated herein, including any attorneys' fees incurred in connection with the preparation and filing of the Joint Proxy Statement, the S-4, the 8-A, or any other notice, filing, or application with any Governmental Entity, Regulatory Agency or SRO to be made by GPF or jointly by Northern Illinois and Premier, (ii) the costs and expenses of printing and mailing the Joint Proxy Statement, (iii) all filing and other fees paid to the SEC, the Federal Reserve Board, or any State Regulatory Agency in connection with the Merger and the transactions contemplated by this Agreement, and (iv) all filing and other fees relating to the listing of the GPF Common Stock on The Nasdaq Stock Market's National Market, shall constitute expenses of GPF and shall be borne equally by Northern Illinois and Premier in the event that this Agreement is terminated prior to the Effective Time.

  9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Northern Illinois, to:

      Northern Illinois Financial Corporation
      486 West Liberty Street
      Wauconda, Illinois 60084-2489
      Attention: Robert W. Hinman
                   President and Chief Executive Officer

      Telephone:   708-487-1818
      Telecopier:  708-487-1896
      with a copy to:

      Crowley Barrett & Karaba, Ltd.
      20 South Clark Street
      Suite 2310
      Chicago, Illinois 60603
      Attention:   Thomas F. Karaba
      Telephone:   312-726-2468
      Telecopier:  312-726-2741

and

    (b) if to Premier, to:

      Premier Financial Services, Inc.
      27 West Main Street
      Suite 101
      Freeport, Illinois 61032
      Attention:   Richard L. Geach
                   President and Chief Executive Officer
      Telephone:   815-233-3770
      Telecopier:  815-233-3697

      with a copy to:

      Schiff Hardin & Waite
      7200 Sears Tower
      Chicago, Illinois 60606
      Attention:   Gary L. Mowder
      Telephone:   312-258-5514
      Telecopier:  312-258-5600

  9.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No provision of this Agreement shall be construed to require Northern Illinois, Premier or any of their respective Subsidiaries or affiliates to take any action which would violate any applicable law, rule or regulation.

  9.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Option Agreements.

  9.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Illinois, without regard to any applicable conflicts of law, except to the extent that the law of the state of Delaware shall apply to certain matters of corporate law relating to Premier, GPF and the Merger and except to the extent superseded by federal law.

  9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  9.9 Publicity. Except as otherwise required by applicable law or the rules of The Nasdaq Stock Market, neither Northern Illinois nor Premier shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

  9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties under this Agreement shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  IN WITNESS WHEREOF, Premier, Northern Illinois and GPF have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

Premier Financial Services, Inc.          Northern Illinois Financial
                                           Corporation

         /s/ Richard L. Geach                      /s/ Robert W. Hinman
By: _________________________________     By: _________________________________
           Richard L. Geach                          Robert W. Hinman
     President and Chief Executive             President and Chief Executive
                Officer                                   Officer

Grand Premier Financial, Inc.

         /s/ Richard L. Geach
By: _________________________________
           Richard L. Geach
        Chief Executive Officer

         /s/ Robert W. Hinman
By: _________________________________
           Robert W. Hinman
               President

                                                                     APPENDIX B

                       ILLINOIS BUSINESS CORPORATION ACT
                   PROVISIONS RELATING TO DISSENTERS' RIGHTS

SECTION 11.65 [805 ILCS 5/11.65]. RIGHT TO DISSENT

  (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

    (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if

      (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 [805 ILCS 5/11.20] or the articles of incorporation or

      (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30 [805 ILCS 5/11.30];

    (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

    (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

      (i) alters or abolishes a preferential right of such shares;

      (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

      (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

    (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
  Section 11.70 [805 ILCS 5/11.70] or as may be otherwise provided in the articles, by-laws or resolution.

  (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

  (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

SECTION 11.70 [805 ILCS 5/11.70]. PROCEDURE TO DISSENT

  (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

  (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 [805 ILCS 5/11.30 or 805 ILCS 5/7.10] shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

  (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

  (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

  (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

  (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

  (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

  (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

  (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

    (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

    (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure [735 ILCS 5/1-101 et seq.].

  (j) As used in this Section:

    (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

    (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                                                     APPENDIX C

                       DELAWARE GENERAL CORPORATION LAW
                   PROVISION RELATING TO DISSENTERS' RIGHTS

SECTION 262. APPRAISAL RIGHTS

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      (i) Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      (ii) Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      (iii) Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      (iv) Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     APPENDIX D

                [LETTERHEAD OF PRAIRIE CAPITAL SERVICES, INC.]

                                                              July 9, 1996

Board of Directors
Northern Illinois Financial Corporation
486 West Liberty Street
Wauconda, Illinois 60084

Members of the Board:

  We understand that Northern Illinois Financial Corporation ("Northern Illinois") has entered into an Agreement and Plan of Reorganization dated January 22, 1996, as amended (the "Merger Agreement"), among Northern Illinois, Premier Financial Services, Inc. ("Premier") and Grand Premier Financial, Inc. ("GPF") pursuant to which Northern Illinois and Premier will be merged into GPF (the "Merger"). Under the terms of the Merger Agreement, each outstanding share of Northern Illinois Common Stock will be converted into 4.250 shares of GPF Common Stock, and each outstanding share of Premier Common Stock will be converted into 1.116 shares of GPF Common Stock. In addition, upon consummation of the Merger, each holder of Premier Preferred Stock will be entitled to receive GPF Preferred Stock of substantially identical terms. You have requested that we render to you our opinion, as investment bankers, as to the fairness, from a financial point of view, of the terms of the Merger to the stockholders of Northern Illinois.

  Prairie Capital Services, Inc. ("Prairie Capital") is an investment banking firm that specializes in providing investment banking and financial advisory services to banks, thrifts and related holding companies. The principals of Prairie Capital have performed many independent valuations of bank and thrift securities and rendered related fairness opinions. The principals of Prairie Capital have significant experience in management and operations, strategic planning, investment banking and investment research relating to banks and thrifts.

  In arriving at our opinion, we have reviewed and analyzed, among other data:
(1) the audited financial statements of Northern Illinois and Premier for the years ended December 31, 1990 through 1995, the unaudited financial statements of Northern Illinois and Premier as of and for the nine months ended September 30, 1995 and September 30, 1994 and the unaudited financial statements for Northern Illinois and Premier as of and for the three months ended March 31, 1996 and March 31, 1995; (2) copies of the Merger Agreement among Northern Illinois, Premier and GPF dated January 22, 1996; (3) copies of the S-4 Registration Statement and Joint Proxy Statement-Prospectus; (4) publicly-available information on the common stock prices and financial performance of selected Illinois bank holding companies, Premier and Northern Illinois and the announced terms of and related financial information on selected "merger-of-equals" transactions; (5) other information Prairie Capital deemed relevant; and (6) other internal financial and operating information which was provided to Prairie Capital by Northern Illinois and Premier. In addition, we have met with and discussed the foregoing, as well as other matters we deemed relevant to our inquiry, with members of Northern Illinois and Premier senior managements.

  Prairie Capital compared the contributions which Northern Illinois would make to GPF to the proportion of GPF Common Stock which Northern Illinois stockholders would receive. We reviewed the accretion or dilution to Northern Illinois' earnings per share, stated book value per share and tangible book value per share from the Merger. Based on projections provided by Northern Illinois and Premier managements and certain other assumptions, Prairie Capital calculated and compared a range of present values for Northern Illinois Common Stock on a stand alone basis to a range of present values for the Northern Illinois stockholder interest in GPF. Prairie Capital also compared the Merger to other, selected "mergers-of-equals." Finally, based on projections provided to us by Northern Illinois and Premier, we compared the projected cash dividends that Northern Illinois stockholders might receive from Northern Illinois operating on a stand alone basis to the cash dividends they might receive as GPF stockholders.

  Prairie Capital also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. Prairie Capital's opinion was necessarily based upon conditions as they existed and could be evaluated on the date hereof and information made available to Prairie Capital through the date thereof.

  We assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of our opinion. Prairie Capital relied upon the managements of Northern Illinois and Premier as to the reasonableness of the projections (and the assumptions and basis thereof) provided to Prairie Capital. Prairie Capital did not make any independent valuation or appraisal of the assets or liabilities of Northern Illinois and Premier, nor was Prairie Capital furnished with any such appraisals. Prairie Capital assumed, without independent verification, that the aggregate allowances and reserves for loan and lease losses of Northern Illinois and Premier were adequate to cover such losses.

  Based on the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the terms of the Merger are fair, from a financial point of view, to the stockholders of Northern Illinois.

                                          Very truly yours,

                                          Prairie Capital Services, Inc.

                                                                     APPENDIX E

                    [LETTERHEAD OF THE CHICAGO CORPORATION]

                                                              July 9, 1996

Board of Directors
Premier Financial Services, Inc.
27 West Main Street
Freeport, IL 61032

Members of the Board:

  You have requested our opinion as to the fairness of the merger consideration (the "Merger Consideration"), from a financial point of view, to the shareholders of Premier Financial Services, Inc. ("Premier") with respect to the proposed merger of Premier and Northern Illinois Financial Corp. ("Northern Illinois") with and into Grand Premier Financial, Inc., a Delaware corporation ("GPF"), which shall be the resulting corporation in the merger. Premier has entered into an Agreement and Plan of Merger (the "Agreement"), dated January 22, 1996 between Premier, Northern Illinois and GPF. As is set forth in the Agreement, each outstanding share of common stock of Premier shall be converted into the right to receive 1.116 shares of the common stock, par value $0.01 per share, of GPF, (the "GPF Common Stock"). Each share of the common stock of Northern Illinois issued and outstanding shall be converted into the right to receive 4.25 shares of GPF Common Stock.

  All of the shares of Premier Series A Perpetual Preferred Stock, Series B Perpetual Preferred Stock, and Series D Perpetual Preferred Stock shall be converted into the right to receive similar GPF securities. The conversion feature of the Series B Perpetual Preferred Stock will entitle the holder to receive 1.116 shares of GPF Common Stock per share of underlying Premier common stock.

  Each option granted by Premier to purchase shares of Premier common stock which is outstanding and unexercised shall be converted automatically into an option to purchase a number of shares of GPF Common Stock equal to the number of shares of Premier common stock subject to the original option multiplied by 1.116, provided that any fractional shares of GPF Common Stock resulting from such multiplication shall be rounded to the nearest whole share. The exercise price per share of GPF Common Stock under the new option shall be equal to the exercise price per share of Premier common stock under the original option divided by 1.116, provided that such exercise price shall be rounded down to the nearest whole cent.

  During the course of our engagement, we have, among other things;

    (1) reviewed the Agreement, both audited and unaudited recent financial statements of Premier and Northern Illinois as provided to us, as well as other internally generated Premier and Northern Illinois reports relating to asset/liability management, asset quality and so forth;

    (2) reviewed and analyzed other material bearing upon the financial and operating condition of Premier and Northern Illinois and material prepared in connection with the proposed transaction;

    (3) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction;

    (4) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that we consider relevant;

    (5) reviewed historical and current market data for Premier common stock;

    (6) reviewed financial and other information provided to us by the managements of Premier and Northern Illinois;

    (7) conducted meetings with members of the senior managements of Premier and Northern Illinois for the purpose of reviewing the future prospects of Premier and Northern Illinois;

    (8) reviewed certain information including forecasts pertaining to prospective cost savings and revenue enhancements relative to the proposed transactions;

    (9) evaluated the pro forma ownership of GPF common stock by Premier shareholders, relative to the pro forma contribution of Premier's assets, liabilities, equity and earnings to GPF.

  The Chicago Corporation ("TCC"), as part of its investment banking business, is continually engaged in the valuation of banks and bank holding companies and thrifts and thrift holding companies in connection with mergers and acquisitions as well as initial and secondary offerings of securities and valuations for other purposes. TCC is a member of all principal U.S. Securities exchanges and in the conduct of our broker-dealer activities may from time to time purchase securities from, and sell securities to, Premier or Northern Illinois and as a market maker buy or sell the equity securities of Premier or Northern Illinois for our own account or for the accounts of customers. Two affiliates of TCC manage limited partnerships which invest in publicly traded securities of banking institutions, and TCC manages two group trusts which invest in publicly traded securities of banking institutions. Together, these investment pools, known as The Banc Funds, have reported ownership of 133,528 shares of Premier common stock. In rendering this fairness opinion we have been engaged by the Board of Directors of Premier and will receive a fee from Premier for delivering this opinion to be used in evaluating the proposed merger to the Board of Directors.

  In rendering this opinion, we have relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by Premier and Northern Illinois. We have relied upon the management of Premier and Northern Illinois as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and basis therefore) provided to us, and have assumed that such forecasts and projections are the best available estimates of management.

  Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of Premier as described in the Agreement is fair from a financial point of view.

                                          Sincerely,

                                          The Chicago Corporation

                                                                     APPENDIX F

                             AMENDED AND RESTATED

                         CERTIFICATE OF INCORPORATION

                                      OF

                         GRAND PREMIER FINANCIAL, INC.

                                   ARTICLE 1

  The name of the Corporation is: Grand Premier Financial, Inc.

                                   ARTICLE 2

  The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

                                   ARTICLE 3

  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                   ARTICLE 4

  The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 32,000,000 shares, which are divided into two classes as follows:

    (a) 2,000,000 shares of Preferred Stock with a par value of $.01 per
  share (the "Preferred Stock");     and

    (b) 30,000,000 shares of Common Stock with a par value of $.01 per share (the "Common Stock").

  The designations, voting powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of the above classes of stock are as follows:

  Section 4.1 Preferred Stock. The Board of Directors is authorized, at any time and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the Board of Directors, and as are not stated and expressed in this Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") or any amendment thereto, including, but not limited to, determination of any of the following:

    (a) the distinctive serial designation and the number of shares constituting a series;

    (b) the dividend rate or rates, whether dividends are cumulative (and if so on what terms and conditions), the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends;

    (c) the voting rights, full or limited, if any, of the shares of the series, which could include the right to elect a specified number of directors in any case if dividends on the series are not paid for in a specified period of time;

                                    APPF-1

    (d) whether the shares of the series are redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed, which prices, terms and conditions may vary under different conditions and at different redemption dates;

    (e) the amount or amounts, if any, payable upon the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation prior to any payment or distribution of the assets of the Corporation to any class or classes of stock of the Corporation ranking junior to the series;

    (f) whether the shares of the series are entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series and the amount of the fund and the manner of its application, including the price or prices at which the shares of the series may be redeemed or purchased through the application of the fund;

    (g) whether the shares are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

    (h) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of a series, as the Board of Directors may deem advisable and as are not inconsistent with the provisions of this Certificate of Incorporation.

  Section 4.2 Outstanding or Reserved For Issuance: Series B Perpetual Preferred Stock. This section 4.2 hereby creates a series of Preferred Stock and hereby states the designation and number of shares, and fixes the relative powers, preferences and rights of such series.

  4.2.1 Designation and Amount. The shares of such series shall be designated as Series B Perpetual Preferred Stock (the "Series B Preferred Stock"), which shall be a closed series consisting of 7,250 shares of cumulative perpetual convertible preferred stock. The number of authorized shares of the Series B Preferred Stock may not be increased or decreased. Each share of the Series B Preferred Stock shall have a stated value of $1,000 per share (the "Series B Stated Value").

  4.2.2 Dividends.

  4.2.2.1 Entitlement. The holders of the Series B Preferred Stock shall be entitled to receive, as and when declared payable by the Board of Directors from funds of the Company legally available for the payment thereof, cumulative preferred dividends in lawful money of the United States of America at the applicable rate fixed and determined as herein authorized, and no more, payable quarterly on the last day of each March, June, September, and December (the "Series B Dividend Payment Dates") in each year with respect to the quarterly period beginning on the first day of each calendar quarter and ending on each such respective payment date (the "Series B Dividend Period") to stockholders of record on a date, to be fixed by the Board of Directors, not exceeding forty (40) days preceding each Series B Dividend Payment Date. Accumulations of dividends shall not bear interest. The initial dividend payment for Series B Preferred Stock will accrue from the date such series is issued (the "Series B Issue Date") and will be payable on the First Series B Dividend Payment Date following such date. The annual rate of preferred dividends on each share of Series B Preferred Stock shall be the product of the applicable Series B Dividend Rate (as hereinafter described) and the Series B Stated Value, payable in quarterly installments, provided, however, that if any change in the Series B Dividend Rate shall occur the dividends payable for that part of the Series B Dividend Period occurring prior to such change shall be payable on the basis of the Series B Dividend Rate in effect prior to such change and the dividends payable for that part of the Series B Dividend Period from and after such change shall be payable on the basis of the Series B Dividend Rate then becoming effective and such determination shall be made on the basis of a thirty (30) day month and a 360 day year.

  4.2.2.2 Series B Dividend Rate. The rate of preferred dividends per share of the Series B Preferred Stock per annum based on the Series B Stated Value (the "Series B Dividend Rate") shall be seven and one-half (7.5)

                                    APPF-2
percent for the period up to and including July 15, 1996, and eight (8) percent thereafter commencing on July 16, 1996.

  4.2.2.3 Cumulative and Perpetual. All dividends payable on account of the Series B Preferred Stock shall be cumulative and shall be paid, from funds of the Company legally available for the payment thereof, so long as any shares of the Series B Preferred Stock are outstanding.

  4.2.2.4 Restrictions on Dividend Payments. All shares of the Common Stock, the Series C Preferred Stock, and the Junior Preferred Stock shall rank junior to the Series B Preferred Stock as to dividends.

  So long as any shares of the Series B Preferred Stock remain outstanding, no dividend shall be paid or declared, or declared and set apart for payment, or other distribution made, on the shares of any class of stock ranking, as to dividend rights, junior to the Series B Preferred Stock, nor shall any shares of any class of stock (or series thereof) of the Company ranking, as to dividend rights, junior to, or on a parity with, the Series B Preferred Stock, be purchased, redeemed or otherwise acquired for value by the Company, unless all dividends, at the applicable rate, on the Series B Preferred Stock shall have been declared and paid, or declared and set apart for payment, for all past Series B Dividend Periods ending immediately prior to the date on which such dividend, distribution, purchase, redemption or acquisition is to occur and the then current Series B Dividend Period; provided, however, that the foregoing restrictions shall not apply (a) to the declaration and payment, on shares ranking junior to the Series B Preferred Stock as to dividend rights, of dividends payable solely in shares of stock of any class of shares ranking junior to the Series B Preferred Stock as to dividend rights, or (b) to the acquisition of any shares ranking junior to, or on a parity with, the Series B Preferred Stock as to dividend rights through application of the proceeds of the issue and sale of any class of any shares ranking junior to, or on a parity with, the Series B Preferred Stock as to dividend rights sold at or about the time of such acquisition. No dividends shall be paid or declared, or declared and set apart for payment, or other distribution made on any shares of any class of stock (or series thereof) of the Company ranking, as to dividend rights, on a parity with the Series B Preferred Stock for any dividend period unless, at the same time, a like proportion of dividends for the same or similar dividend period, ratably in proportion to the respective annual dividend rate fixed therefor, shall be paid or declared, or declared and set apart for payment, on all shares of Series B Preferred Stock.

  4.2.3 Status of Reacquired Shares. The Company shall retire any of the shares of the Series B Preferred Stock that are converted into shares of the Common Stock pursuant to section 4.2.5, or that it repurchases or otherwise acquires, and such shares shall not be reissued as shares of Series B Preferred Stock but shall revert to authorized but unissued shares of Preferred Stock and may be reissued as shares of a different series of Preferred Stock in any future designation by the Board of Directors.

  4.2.4 Restriction on Issuance of Additional Preferred Stock. So long as any shares of the Series B Preferred Stock are outstanding, the Company shall not issue any securities ranking senior to, or on a parity with, the Series B Preferred Stock as to dividend rights or rights upon the liquidation, dissolution or winding up of the Company, without the prior approval of the holders of a majority of the Series B Preferred Stock.

  4.2.5 Conversion.

  4.2.5.1 Right of Conversion. Subject to the provisions for adjustment set forth herein, each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, in the manner hereinafter provided, into fully paid and nonassessable shares of Common Stock at the conversion price, determined as herein provided, in effect on the date of conversion, each share of Series B Preferred Stock being credited at its Series B Stated Value. The price at which shares of Common Stock shall be delivered upon conversion of shares of Series B Preferred Stock (the "Series B Conversion Price") shall be initially $8.51255 per share of Common Stock. The Series B Conversion Price shall be adjusted in certain instances as provided in section 4.2.5.3 herein.

                                    APPF-3

  4.2.5.2 Procedure for Conversion. Any holder of shares of Series B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates for the shares of Series B Preferred Stock being converted, duly endorsed in blank or duly endorsed or assigned to the Company, at the principal office of the Company or at a bank or trust company appointed by the Company for that purpose, accompanied by a written notice of conversion specifying the number of shares of Series B Preferred Stock to be converted and the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issue of shares of Common Stock in such name or names. If less than all of the shares of Series B Preferred Stock represented by a certificate are to be converted by a holder, the Company, upon such conversion, shall issue and deliver, or cause to be issued and delivered, to such holder a certificate or certificates for the shares of Series B Preferred Stock not so converted. The holders of shares of Series B Preferred Stock at the close of business on the record date fixed for a Series B Dividend Payment Date shall be entitled to receive the dividend payable on such shares of Series B Preferred Stock on the corresponding Series B Dividend Payment Date notwithstanding the subsequent conversion thereof or the Company's default in payment of the dividend due on such Series B Dividend Payment Date. However, shares of Series B Preferred Stock surrendered for conversion during the period from the close of business on any record date fixed for a Series B Dividend Payment Date for the Series B Preferred Stock to the opening of business on the corresponding Series B Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares of Series B Preferred Stock on such Series B Dividend Payment Date. A holder of shares of Series B Preferred Stock on a record date fixed for a Series B Dividend Payment Date who (or whose transferee) converts shares of Series B Preferred Stock on a Series B Dividend Payment Date will receive the dividend payable on such shares of Series B Preferred Stock by the Company on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Series B Preferred Stock for conversion. Except as provided above, no payment or adjustment will be made on account of unpaid dividends upon the conversion of Series B Preferred Stock.

  As promptly as practicable after the surrender of certificates for shares of Series B Preferred Stock as aforesaid, the Company shall issue and shall deliver at such office to such holder, or on his or her written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this section 4.2.5, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be promptly settled as provided in section 4.2.5.6.

  Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and such notice received by the Company as aforesaid; the shares of Series B Preferred Stock so surrendered for conversion shall no longer be deemed to be outstanding and all rights with respect to such shares of Series B Preferred Stock shall cease, except the right of the holders thereof to receive full shares of Common Stock in exchange therefor, payment of dividends as provided in the first paragraph of this section 4.2.5.2 and payment for any fractional shares; and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date. All shares of Common Stock delivered upon conversions of the Series B Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable.

  4.2.5.3 Adjustments of the Series B Conversion Price.

  (A) The Series B Conversion Price shall be adjusted from time to time as follows:

  (A).1 In case the Company shall pay or make a dividend or other distribution on any class of capital stock of the Company in shares of Common Stock, the Series B Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Series B Conversion Price by a fraction of which the

                                    APPF-4
numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

  (A).2 In case the Company shall issue rights or warrants entitling any person to subscribe for or purchase Common Stock at a price per share less than the current market price per share (determined as provided in section 4.2.5.3(B) herein) of the Common Stock on the date fixed for the determination of the persons entitled to receive such rights or warrants, the Series B Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such Series B Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such current market price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. Notwithstanding the foregoing, in the event that the Company shall distribute or shall have distributed any rights or warrants to acquire capital stock ("Rights") pursuant to this section 4.2.5.3(A).2, the distribution of separate certificates representing the Rights subsequent to their initial distribution (whether or not the initial distribution of the Rights shall have occurred prior to the date of the issuance of the Series B Preferred Stock) shall be deemed to be the distribution of the Rights for purposes of this section 4.2.5.3(A).2; provided that the Company may, in lieu of making any adjustment pursuant to this section 4.2.5.3(A).2 upon a distribution of separate certificates representing the Rights, make proper provision so that each holder of Series B Preferred Stock who converts such Series B Preferred Stock (or any portion thereof) (A) before the record date for such distribution of separate certificates shall be entitled to receive upon conversion shares of Common Stock issued with Rights and (B) after such record date and prior to the expiration, redemption or termination of the Rights shall be entitled to receive upon conversion, in addition to the shares of Common Stock issuable upon conversion, the same number of Rights as would a holder of the number of shares of Common Stock that such Series B Preferred Stock so converted would have entitled the holder thereof to purchase in accordance with the terms and provisions applicable to the Rights if such Series B Preferred Stock were converted immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Corporation or any majority owned subsidiary shall not be deemed outstanding for the purpose of any adjustment required under this section 4.2.5.3(A).2.

    (A).3 In case the Company shall, by dividend or otherwise, distribute to any holder of the Company's securities evidences of indebtedness or assets (including securities, but excluding any rights or warrants referred to in section 4.2.5.3(A).2, any dividend or distribution paid in cash out of the surplus of the Company and any dividend or distribution referred to in section 4.2.5.3(A).1 herein), the Series B Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Series B Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the current market price per share (determined as provided in section 4.2.5.3(B) herein) of the Common Stock on the date fixed for such determination, less the then fair market value (as determined by the Board, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed allocable to one share of Common Stock, and the denominator shall be such current market price per share of Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

    (A).4 In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares, the Series B Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the

                                    APPF-5
  outstanding shares of Common Stock shall each be combined into a smaller number of shares, the Series B Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

    (A).5 The reclassification of Common Stock into securities other than Common Stock (other than any reclassification upon a consolidation or merger to which section 4.2.5.3(E) applies) shall be deemed to involve (a) a distribution of such securities other than Common Stock to all holders of Common Stock (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of stockholders entitled to receive such distribution" and the "date fixed for such determination" within the meaning of section 4.2.5.3(A).3), and (b) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective," or "the day upon which such combination becomes effective," as the case may be, and "the day upon which such subdivision or combination becomes effective," within the meaning of section 4.2.5.3(A).4).

  (B) For the purpose of any computation under sections 4.2.5.3(A).2 and 4.2.5.3(A).3, the current market price per share of Common Stock on any day shall be deemed to be the average of the average bid and asked price per share for the Common Stock, as reported on The Nasdaq Stock Market's National Market ("Nasdaq-NMS") for 30 consecutive trading days immediately preceding the day in question.

  (C) Notwithstanding the provisions of section 4.2.5.3(A) above, no adjustment in the Series B Conversion Price shall be required unless such adjustment (plus any adjustments not previously made by reason of this section 4.2.5.3(C)) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this section 4.2.5.3(C) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section
4.2.5.3 shall be made to the nearest cent.

  (D) The Company may make such reductions in the Series B Conversion Price, in addition to those required by this section 4.2.5.3, as it considers to be advisable in order to avoid or diminish any income tax to any holder of shares of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes or for any other reasons.

  (E) In case the Corporation shall effect any capital reorganization of the Common Stock (other than a subdivision, combination, capital reorganization or reclassification provided for in section 4.2.5.3(A)) or shall consolidate, merge or engage in a statutory share exchange with or into any other corporation (other than a consolidation, merger or share exchange in which the Company is the surviving corporation and each share of Common Stock outstanding immediately prior to such consolidation or merger is to remain outstanding immediately after such consolidation or merger) or shall sell or transfer all or substantially all its assets to any other corporation, lawful provision shall be made as a part of the terms of such transaction whereby the holders of Series B Preferred Stock shall receive upon conversion thereof, in lieu of each share of Common Stock which would have been issuable upon conversion of such stock if converted immediately prior to the consummation of such transaction, the same kind and amount of stock (or other securities, cash or property, if any) as may be issuable or distributable in connection with such transaction with respect to each share of Common Stock outstanding at the effective time of such transaction, subject to subsequent adjustments for subsequent stock dividends and distributions, subdivisions or combination of shares, capital reorganization, reclassifications, consolidations, mergers or share exchanges, as nearly equivalent as possible to the adjustments provided for in this section 4.2.5.3.

  (F) Whenever the Series B Conversion Price is adjusted as herein provided, a notice stating that the Series B Conversion Price has been adjusted and setting forth the adjusted Series B Conversion Price shall, as soon as practicable, be mailed to the holders of record of outstanding shares of Series B Preferred Stock.

                                    APPF-6

  (G) In case:

    (G).1 the Company shall declare a dividend or other distribution on the Common Stock otherwise than in cash out of its surplus;

    (G).2 the Company shall authorize the granting to the holders of the Common Stock of rights or warrants entitling them to subscribe for or purchase any shares of capital stock of any class or of any other rights;

    (G).3 of any reclassification of the Common Stock (other than a subdivision or combination of outstanding shares of Common Stock), or of any consolidation, merger or share exchange to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all the assets of the Company; or

    (G).4 of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

then the Company shall cause to be mailed to the holders of record of the outstanding shares of Series B Preferred Stock, at least 20 days (or 10 days in any case specified in sections 4.2.5.3(G).1 or 4.2.5.3(G).2 above) prior to the applicable record or effective date hereinafter specified, a notice stating (a) the date as of which the holders of record of shares of Common Stock to be entitled to such dividend, distribution, rights or warrants is to be determined, or (b) the date on which such reclassification, consolidation, merger, share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective and the date as of which it is expected that holders of record of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, share exchange, sale, transfer, liquidation, dissolution or winding up. Such notice shall also state whether such transaction will result in any adjustment in the Series B Conversion Price applicable to the Series B Preferred Stock and, if so, shall state what the adjusted Series B Conversion Price will be and when it will become effective. Neither the failure to give the notice required by this section 4.2.5.3(G), nor any defect therein, to any particular holder shall affect the sufficiency of the notice or the legality or validity of the proceedings described in sections 4.2.5.3(G).1 through 4.2.5.3(G).4.

  4.2.5.4 Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of issuance upon conversion of Series B Preferred Stock, the full number of shares of Common Stock then issuable upon the conversion of all shares of Series B Preferred Stock then outstanding and shall take all action necessary so that shares of Common Stock so issued will be validly issued, fully paid and nonassessable.

  4.2.5.5 Allocation of Costs. The Company will pay any and all stamp or similar taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of Series B Preferred Stock. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

  4.2.5.6 Payment in Lieu of Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of Series B Preferred Stock. If any such conversion would otherwise require the issuance of such a fractional share, an amount equal to such fraction multiplied by the average of the average bid and asked price per share for the Common Stock, as reported on Nasdaq-NMS for 30 consecutive trading days immediately preceding the date of conversion, shall be paid to the holder in cash by the Company.

  4.2.5.7 Approval of Conversion. Conversion of shares of the Series B Preferred Stock held of record by Thomas D. Flanagan may be converted into shares of Common Stock pursuant to this section 4.2.5 only if the conversion has received the prior approval of the Board of Governors of the Federal Reserve System or, where

                                    APPF-7
permitted to be approved by a Federal Reserve Bank, the prior approval of the appropriate Federal Reserve Bank, unless at the time of such redemption, such prior approval shall not be required under applicable laws, rules or regulations, or order of said Board of Governors.

  4.2.6 Liquidation Preference. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the Series B Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, after payment in full of all amounts owing to the holders of all shares of all classes or series of stock having rights senior to the Series B Preferred Stock upon the liquidation, dissolution or winding up of the Company, an amount per share equal to, but no more than, the Series B Stated Value per share of each share of Series B Preferred Stock held by such holder, including all accrued and unpaid dividends, whether or not declared, to and including the date of the voluntary or involuntary liquidation, dissolution or winding up of the Company. Until payment to the holders of the Series B Preferred Stock of all amounts owing as aforesaid, or until money or other assets sufficient for such payment shall have been set apart from its other funds and assets for payment by the Company, for the account of such holders, so as to be and continue to be available for payment to such holders, no payment or distribution upon such liquidation, dissolution or winding up shall be made to holders of shares ranking junior to, or on a parity with, the Series B Preferred Stock as to rights upon the liquidation, dissolution or winding up of the Company. The Common Stock and the Junior Preferred Stock shall be junior to the Series B Preferred Stock as to rights upon the liquidation, dissolution or liquidation or winding up of the Company. The Series C Preferred Stock shall be on a parity with the Series B Preferred Stock with respect to the right to receive payment or distribution upon the liquidation, dissolution or liquidation or winding up of the Company. If upon any such liquidation, dissolution or winding up, the assets of the Company available for payment and distribution to stockholders are insufficient to make payment in full, as hereinabove provided, to the holders of the Series B Preferred Stock and the holders of all other shares of Preferred Stock which rank on a parity with the Series B Preferred Stock as to rights upon the liquidation, dissolution or winding up of the Company, payment shall be made to such holders ratably in accordance with the liquidation value of shares held by them, respectively.

  Neither a consolidation nor merger of the Company with or into any other corporation, nor a merger of any other corporation into the Company, nor the purchase or redemption of all or any part of the outstanding shares of any class or classes of stock of the Company, nor the sale or transfer of properties of the Company substantially as an entirety, shall be construed to be a liquidation, dissolution or winding up of the Company within the meaning of the foregoing provisions.

  4.2.7 Business Combinations and Other Transactions. The Corporation shall not effect a merger, consolidation, reorganization, recapitalization or similar transaction or an exchange of securities with another party unless, following such merger, consolidation, reorganization, recapitalization, similar transaction or exchange of securities, (i) the Series B Preferred Stock will remain issued and outstanding, or (ii) provision shall have been made for the issuance to the holders of the Series B Preferred Stock of another series of preferred stock with powers, preferences and special rights substantially identical to those of the Series B Preferred Stock.

  4.2.8 Voting of Series B Preferred Stock. The holders of the Series B Preferred Stock shall have no right to vote upon any matter except as shall be affirmatively provided in the Delaware General Corporation Law.

  Section 4.3 Outstanding or Reserved for Issuance: Series C Perpetual Preferred Stock. This section 4.3 hereby creates a series of Preferred Stock and hereby states the designation and number of shares, and fixes the relative powers, preferences and rights of such series.

  4.3.1 Designation and Amount. The shares of such series shall be designated as Series C Perpetual Preferred Stock (the "Series C Preferred Stock"), which shall be a closed series consisting of 2,000 shares of cumulative perpetual preferred stock. The number of authorized shares of Series C Preferred Stock may not be increased or decreased. Each share of the Series C Preferred Stock shall have a stated value of $1,000 per share (the "Series C Stated Value").

                                    APPF-8

  4.3.2 Dividends.

  4.3.2.1 Entitlement. The holders of Series C Preferred Stock shall be entitled to receive, as and when declared payable by the Board of Directors from funds of the Company legally available for the payment thereof, cumulative preferred dividends in lawful money of the United States of America at the applicable rate fixed and determined as herein authorized, and no more, payable quarterly on the last day of each March, June, September, and December (the "Series C Dividend Payment Dates") in each year with respect to the quarterly period beginning on the first day of each calendar quarter and ending on each such respective payment date (the "Series C Dividend Period") to stockholders of record on a date, to be fixed by the Board of Directors, not exceeding forty (40) days preceding each Series C Dividend Payment Date. Accumulations of dividends shall not bear interest. The initial dividend payment for Series C Preferred Stock will accrue from the date such series is issued (the "Series C Issue Date") and will be payable on the first Series C Dividend Payment Date following such date. The annual rate of preferred dividends on each share of Series C Preferred Stock shall be the product of the applicable Series C Dividend Rate (as hereinafter described) and the Series C Stated Value, payable in quarterly installments, provided, however, that if any change in the Series C Dividend Rate shall occur the dividends payable for that part of the Series C Dividend Period occurring prior to such change shall be payable on the basis of the Series C Dividend Rate in effect prior to such change and the dividends payable for that part of the Series C Dividend Period from and after such change shall be payable on the basis of the Series C Dividend Rate then becoming effective and such determination shall be made on the basis of a thirty (30) day month and a 360 day year.

  4.3.2.2 Series C Dividend Rate. The rate of preferred dividends per share of the Series C Preferred Stock per annum based on the Series C Stated Value (the "Series C Dividend Rate") shall be the same rate applicable to shares of the Series B Preferred Stock of the Company.

  4.3.2.3 Cumulative and Perpetual. Dividends payable on account of the Series C Preferred Stock shall be cumulative and shall be paid, from funds of the Company legally available for the payment thereof, so long as any shares of the Series C Preferred Stock are outstanding.

  4.3.2.4 Restrictions on Dividend Payments. All shares of the Common Stock and Junior Preferred Stock shall rank junior to the Series C Preferred Stock as to dividends. The Series B Preferred Stock shall rank senior to the Series C Preferred Stock as to dividends.

  So long as any shares of the Series C Preferred Stock remain outstanding, no dividend shall be paid or declared, or declared and set apart for payment, or other distribution made, on the shares of any class of stock ranking, as to dividend rights, junior to the Series C Preferred Stock, nor shall any shares of any class of stock (or series thereof) of the Company ranking, as to dividend rights, junior to, or on a parity with, the Series C Preferred Stock, be purchased, redeemed or otherwise acquired for value by the Company, unless dividends on the Series C Preferred Stock shall have been declared and paid, or declared and set apart for payment, for all past Series C Dividend Periods ending immediately prior to the date on which such dividend, distribution, purchase, redemption or acquisition is to occur and the then current Series C Dividend Period; provided, however, that the foregoing restrictions shall not apply (a) to the declaration and payment, on shares ranking junior to the Series C Preferred Stock as to dividend rights, of dividends payable solely in shares of stock of any class of shares ranking junior to the Series C Preferred Stock as to dividend rights or, (b) to the acquisition of any shares ranking junior to, or on a parity with, the Series C Preferred Stock as to dividend rights through application of the proceeds of the issue and sale of any class of any shares ranking junior to, or on a parity, with the Series C Preferred Stock as to dividend rights sold at or about the time of such acquisition. No dividends shall be paid or declared, or declared and set apart for payment, or other distribution made on any shares of any class of stock (or series thereof) of the Company ranking, as to dividend rights, on a parity with the Series C Preferred Stock for any dividend period unless, at the same time, a like proportion of dividends for the same or similar dividend period, ratably in proportion to the respective annual dividend rate fixed therefor, shall be paid or declared, or declared and set apart for payment, on all shares of Series C Preferred Stock.

                                    APPF-9

  4.3.3 Status of Reacquired Shares. The Company shall retire any of the shares of the Series C Preferred Stock that are converted into cash pursuant to section 4.3.5, or that it repurchases or otherwise acquires, and such shares shall not be reissued as shares of Series C Preferred Stock but shall revert to authorized but unissued shares of Preferred Stock and may be reissued as shares of a different series of Preferred Stock in any future designation by the Board of Directors.

  4.3.4 Restriction on Issuance of Additional Preferred Stock. So long as any shares of the Series C Preferred Stock are outstanding, the Company shall not issue any securities ranking senior to, or on a parity with, the Series C Preferred Stock as to dividend rights or rights upon the liquidation, dissolution or winding up of the Company without the prior approval of the holders of a majority of the Series C Preferred Stock.

  4.3.5 Change of Control. In the event of a Change of Control of the Company as hereinafter defined that is not approved by the holders of a majority of the outstanding shares of the Series C Preferred Stock and upon the approval of the holders of a majority of the outstanding shares of Series C Preferred Stock, the shares of Series C Preferred Stock then outstanding shall convert into the right to receive a cash payment, effective as of the effective date of such Change of Control, (the "Change of Control Effective Date"), equal to the sum of (1) the value of the consideration exchanged or paid in connection with the Change of Control for such whole number of shares of Common Stock into which the shares of Series C Preferred Stock outstanding on the Change of Control Effective Date would be convertible if such shares were at the time shares of Series B Preferred Stock, and (2) the amount that would have been payable in lieu of fractional shares to a holder of such number of shares of Series B Preferred Stock upon conversion into Common Stock. For purposes of this section 4.3.5 a "Change of Control" shall mean any merger, consolidation, reorganization, recapitalization or similar transaction, a tender offer by or exchange of securities with another party, or a combination of the foregoing, wherein another party or its affiliates shall acquire voting securities of the Company which, together with voting securities already owned by such party or affiliates, exceeds 50% of the voting power of the Company entitled to vote in the election of directors of the Company. Any consideration paid in a Change of Control other than cash shall be valued for purposes of the this section
4.3.5 on the same basis that it was valued in good faith by the Board of Directors of the Company in taking any action on or with respect to the Change of Control.

  4.3.6 Liquidation Preference. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the Series C Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to stockholders, after payment in full of all amounts owing to the holders of all shares of all classes or series of stock having rights senior to the Series C Preferred Stock upon the liquidation, dissolution or winding up of the Company, an amount per share equal to, but no more than, the Series C Stated Value per share of each share of Series C Preferred Stock, including all accrued and unpaid dividends, whether or not declared, to and including the date of the voluntary or involuntary liquidation, dissolution or winding up of the Company. Until payment to the holders of the Series C Preferred Stock of all amounts owing as aforesaid, or until money or other assets sufficient for such payment shall have been set apart from its other funds and assets for payment by the Company, for the account of such holders, so as to be and continue to be available for payment to such holders, no payment or distribution upon such liquidation, dissolution or winding up shall be made to holders of shares ranking junior to, or on a parity with, the Series C Preferred Stock as to rights upon the liquidation, dissolution or winding up. The Common Stock and the Junior Preferred Stock shall be junior to the Series C Preferred Stock as to rights upon the liquidation, dissolution or liquidation or winding up of the Company. The Series B Preferred Stock shall be on a parity with the Series C Preferred Stock with respect to the right to receive payment or distribution upon the liquidation, dissolution or liquidation or winding up of the Company. If upon any such liquidation, dissolution or winding up, the assets of the Company available for payment and distribution to stockholders are insufficient to make payment in full, as hereinabove provided, to the holders of the Series C Preferred Stock and the holders of all other shares of Preferred Stock which rank on a parity with the Series C Preferred Stock as to rights upon the liquidation, dissolution or winding up of the Company, payment shall be made to such holders ratably in accordance with the liquidation value of shares held by them, respectively.

                                    APPF-10

  Neither a consolidation nor merger of the Company with or into any other corporation, nor a merger of any other corporation into the Company, nor the purchase or redemption of all or any part of the outstanding shares of any class or classes of stock of the Company, nor the sale or transfer of properties of the Company substantially as an entirety, shall be construed to be a liquidation, dissolution or winding up of the Company within the meaning of the foregoing provisions.

  4.3.7 Business Combinations and Other Transactions. The Corporation shall not effect a merger, consolidation, reorganization, recapitalization or similar transaction or an exchange of securities with another party unless, following such merger, consolidation, reorganization, recapitalization, similar transaction or exchange of securities, (i) the Series C Preferred Stock will remain issued and outstanding, (ii) provision shall have been made for the issuance to the holders of the Series C Preferred Stock of another series of preferred stock with powers, preferences and special rights substantially identical to those of the Series C Preferred Stock, or (iii) the holders of a majority of the outstanding shares of the Series C Preferred Stock shall have approved the conversion of the outstanding shares of Series C Preferred Stock into the right to receive a cash payment in accordance with section 4.3.5.

  4.3.8 Voting of Series C Preferred Stock. The holders of the Series C Preferred Stock shall have no right to vote upon any matter except as shall be affirmatively provided in the Delaware General Corporation Law.

  Section 4.4 Outstanding or Reserved for Issuance: Series I Junior Participating Preferred Stock. This section 4.4 hereby creates a series of Preferred Stock and hereby states the designation and number of shares, and fixes the relative powers, preferences and rights of such series.

  4.4.1 Designation and Amount. The shares of such series shall be designated as "Series I Junior Participating Preferred Stock" (the "Junior Preferred Stock") and the number of shares constituting the Junior Preferred Stock shall be 300,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Junior Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants for the purchase of, or the conversion of any outstanding securities issued by the Corporation convertible into, shares of Junior Preferred Stock.

  4.4.2 Dividends Rights. Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar shares) ranking prior and senior to the Junior Preferred Stock with respect to dividends, the holders of Junior Preferred Stock, in preference to the holders of Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable on the last day of each March, June, September, and December of each year (each such date occurring after the first issuance of a share or a fraction of a share of Junior Preferred Stock being referred to herein as a "Junior Preferred Dividend Payment Date"), commencing after the first issuance of a share or fraction of a share of Junior Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10 per quarter or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Stock or a subdivision of the outstanding Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Junior Preferred Dividend Payment Date or, with respect to the first Junior Preferred Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the multipliers set out in clause (b) of the preceding sentence (i.e., 100, as further adjusted as hereinafter described) in effect immediately prior to such event shall automatically be adjusted upon the occurrence of such event by multiplying such multipliers by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                                    APPF-11

  The Corporation shall declare a dividend or distribution on the Junior Preferred Stock as provided in this section 4.4.2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Junior Preferred Dividend Payment Date (or the date of the first issuance of a share or a fraction of a share of Junior Preferred Stock) and the next subsequent (or first) Junior Preferred Dividend Payment Date, a dividend of $10 per share on the Junior Preferred Stock shall nevertheless be payable on such subsequent (or first) Junior Preferred Dividend Payment Date.

  Dividends shall begin to accrue and be cumulative on outstanding Junior Preferred Stock from the Junior Preferred Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Junior Preferred Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Junior Preferred Dividend Payment Date or is a date after the record date for the determination of holders of Junior Preferred Stock entitled to receive a quarterly dividend and before such Junior Preferred Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Junior Preferred Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the Junior Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty (60) days prior to the date fixed for the payment thereof.

  4.4.3 Redemption. The Junior Preferred Stock shall not be redeemable.

  4.4.4 Conversion. The Junior Preferred Stock shall not be convertible into Common Stock or shares of any other series of Preferred Stock unless the terms of any such series provide otherwise.

  4.4.5 Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made,
(a) to the holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the holders of Junior Preferred Stock unless, prior thereto, the holders of Junior Preferred Stock shall have received from the assets of the Corporation a preferential amount equal to $2,725 per share plus all accrued and unpaid dividends thereon, whether or not declared, to the date of payment, provided that the holders of Junior Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock, or (b) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Preferred Stock, except distributions made ratably on the Junior Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such stock are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the multipliers set out in the proviso in clause (a) of the preceding sentence (i.e., 100, as further adjusted as hereinafter described) in effect immediately prior to such event shall automatically be adjusted upon the occurrence of such event by multiplying such multipliers by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

  4.4.6 Voting. Except as provided herein or as may be required by law, holders of Junior Preferred Stock shall have no voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

  In addition to any other voting rights as a separate class or otherwise to which the holders of Junior Preferred Stock may be entitled by law and subject to the provision for adjustment hereinafter set forth, each

                                    APPF-12
share of Junior Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

  Except as otherwise provided herein, in any other provisions of the Certificate of Incorporation creating a series of Preferred Stock or any similar stock, or by law, the holders of Junior Preferred Stock and the holders of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

  4.4.7 Certain Restrictions.

  4.4.7.1 Whenever quarterly dividends or other dividends or distributions payable on the Junior Preferred Stock as provided in this section 4.4.7 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on Junior Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

    (a) declare or pay dividends, or make any other distributions, on any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Preferred Stock;

    (b) declare or pay dividends, or make any other distributions, on any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Preferred Stock, except dividends paid ratably on the Junior Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such stock are then entitled;

    (c) redeem or purchase or otherwise acquire for consideration any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any shares of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Junior Preferred Stock; or

    (d) redeem or purchase or otherwise acquire for consideration any Junior Preferred Stock, or any stock ranking on a parity with the Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such stock upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

  4.4.7.2 The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any stock of the Corporation unless the Corporation could, under section 4.4.7.1, purchase or otherwise acquire such stock at such time and in such manner.

  4.4.8 Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Junior Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the multiplier set out in the preceding sentence (i.e.,

                                    APPF-13

100, as further adjusted as hereinafter described) in effect immediately prior to such event shall automatically be adjusted upon the occurrence of such event by multiplying such multiplier by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

  4.4.9 Priorities. So long as any Junior Preferred Stock remains outstanding, the Corporation shall not, without the affirmative vote of the holders of at least 80% of the outstanding Junior Preferred Stock, voting together as a single class, amend, alter or repeal any of the provisions of this Certificate of Incorporation so as adversely to affect the preferences, limitations and relative rights of Junior Preferred Stock. So long as any Junior Preferred Stock remains outstanding, Junior Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to any series of any class of Preferred Stock or any other series of any other class of Preferred Stock, unless the terms of any such series shall provide otherwise.

  4.4.10 Status of Reacquired Shares. The Corporation shall retire and cancel any shares of Junior Preferred Stock that it purchases or otherwise acquires in any manner whatsoever. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Certificate of Incorporation creating a series of Preferred Stock or as otherwise required by law.

  Section 4.5 Common Stock.

  4.5.1 Dividends. Subject to the preferential rights of the Preferred Stock, the holders of the Common Stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors.

  4.5.2 Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall entitled to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively. The Board of Directors may distribute in kind to the holders of Common Stock such remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or other entity, or any combination hereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock. Neither the merger or consolidation of the Corporation into or with any other corporation or corporations, nor the purchase or redemption of shares of stock of the Corporation of any class, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reorganization or recapitalization of the Corporation, shall be deemed to be a dissolution, liquidation or winding up of the Corporation for the purposes of this paragraph.

  4.5.3 Voting Rights. Except as may be otherwise required by law or this Certificate of Incorporation, each holder of Common Stock has one vote in respect of each share of stock held by the holder of record on the books of the Corporation on all matters voted upon by the stockholders.

  Section 4.6 Other Provisions.

  4.6.1 No Preemptive Rights. No stockholder shall have any preemptive right to subscribe to an additional issue of stock, whether now or hereafter authorized, of any class or series or to any securities of the Corporation convertible into such stock.

  4.6.2 Changes in Authorized Capital Stock. Any amendment to this Certificate of Incorporation which increases or decreases the authorized capital stock of any class or classes may be made only by the affirmative vote of the holders of a majority of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this section 4.6.2 as one class; provided, however, that so long as any shares of Series B Preferred Stock or Series C Preferred Stock remain outstanding, any amendment to this Certificate of Incorporation which increases or decreases the authorized Preferred Stock must be approved by the holders of such outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, voting as a class.

                                    APPF-14

  4.6.3 Unclaimed Dividends. Any and all right, title, interest and claim in or to any dividends declared by the Corporation, whether in cash, stock, or otherwise, which are unclaimed by the stockholder entitled thereto for a period of six years after the close of business on the payment date, shall be and be deemed to be extinguished and abandoned; and such unclaimed dividends in the possession of the Corporation, its transfer agents or other agents or depositaries shall at such time become the absolute property of the Corporation, free and clear of any and all claims of any persons whatsoever.

                                   ARTICLE 5

  Section 5.1 Number, Election and Terms of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. Until the annual meeting of stockholders to be held in 1999 the number of directors comprising the full Board of Directors shall be sixteen (16) and shall not be increased or decreased except by amendment to this Article 5. After the annual meeting of stockholders to be held in 1999, the number of directors shall be not less than ten (10) nor more than twenty
(20) with the exact number to be specified from time to time by a resolution adopted by the affirmative vote of more than fifty percent (50%) of the directors that the Corporation would have at the time if there were no vacancies existing in the Board of Directors. The Board of Directors shall be divided into three classes. The initial term of office of Class I directors shall expire at the annual meeting of stockholders to be held in 1997; the initial term of office of Class II directors shall expire at the annual meeting of stockholders to be held in 1998; and the initial term of office of Class III directors shall expire at the annual meeting of stockholders to be held in 1999, and in each case until their respective successors are elected and qualified. At each annual meeting of stockholders, directors shall be chosen to succeed those whose terms then expire and shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election, and in each case until their respective successors are elected and qualified.

  Section 5.2 Newly Created Directorships and Vacancies. Until the annual meeting of stockholders to be held in 1999, vacancies in the Board of Directors shall be filled in the manner herein provided. Any vacancy resulting from the death, resignation, retirement, disqualification, removal from office or other cause of a "Premier Director" (as hereinafter defined) shall be filled by a majority vote of the directors then in office, although less than a quorum, who are Premier Directors. Any vacancy resulting from the death, resignation, retirement, disqualification, removal from office or other cause of a "Northern Illinois Director" (as hereinafter defined) shall be filled by a majority vote of the directors then in office, although less than a quorum, who are Northern Illinois Directors. "Premier Directors" are each of the individuals indicated in the following table in the column under the heading "Initial Premier Directors," each person who has been appointed as a director by the Premier Directors in accordance with this section 5.2, and each person elected as a director by the stockholders of the Corporation who was designated as a nominee of the Board of Directors by the Premier Directors pursuant to section 5.5, 5.5 herein. "Northern Illinois Directors" are each of the individuals indicated in the following table in the column under the heading "Initial Northern Illinois Directors," each person who has been appointed as a director by the Northern Illinois Directors in accordance with this section 5.2, and each person elected as a director by the stockholders of the Corporation who was designated as a nominee of the Board of Directors by the Northern Illinois Directors pursuant to section 5.5, 5.5 herein.

        INITIAL PREMIER
           DIRECTORS                       INITIAL NORTHERN ILLINOIS DIRECTORS
        ---------------                    -----------------------------------
      Donald E. Bitz                       Jean M. Barry
      R. Gerald Fox                        Harry J. Bystricky
      Richard L. Geach                     Frank J. Callero
      Edward G. Maris                      Alan J. Emerick
      David L. Murray                      Brenton J. Emerick
      H. Barry Musgrove                    James Esposito
      Joseph C. Piland                     Robert W. Hinman
      Stephen J. Schostok                  Howard A. McKee

                                    APPF-15

  Beginning with the annual meeting of stockholders to be held in 1999, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director.

  Directors chosen to fill vacancies pursuant to this section 5.2 shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Newly created directorships shall be allocated among the classes of directors so that each class of directors shall consist, as nearly as possible, of one-third of the total number of directors.

  Section 5.3 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this section 5.3 as one class.

  Section 5.4 Advance Notice of Nominations for Directors and other Business.

  5.4.1 Notice with respect to Annual Meetings. At any annual meeting of the stockholders of the Corporation, nominations of persons for election to the Board of Directors and any proposal of business to be considered by the stockholders shall be brought before an annual meeting (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this section 5.4.1, who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this section 5.4.1. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and in conformance with the requirements of section 5.4.3, and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to or mailed to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 40th day nor earlier than the close of business on the 70th day prior to the first anniversary of the preceding year's annual meeting. Notwithstanding the foregoing, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 50 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this section 5.4.1 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to or mailed to and received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 14th day following the day on which such public disclosure is first made by the Corporation. In no event shall the public or other announcement of an adjournment of an annual meeting or the adjournment thereof commence a new time period for the giving of a stockholder's notice as described above.

  5.4.2 Notice with respect to Special Meetings. At any special meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors of the Corporation may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting
(a) by or at the direction of the Board of Directors or, (b) provided that the Board of Directors has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record at the time of the giving of notice provided for in this section 5.4.2, who is entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this section 5.4.2. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting if the stockholder's notice meeting the requirements of section 5.4.3 shall be delivered to the Secretary at the principal executive offices of the

                                    APPF-16

Corporation not later than the close of business on the 14th day following (i) the date on which public disclosure of the date of such meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation or (ii) the date on which notice of such meeting is mailed to the stockholders, whichever is earlier; provided, however, that if such public disclosure is not made by the Corporation or notice of such meeting is not mailed to the stockholders more than 21 days before the date of such special meeting, the stockholder's notice meeting the requirements of section 5.4.3 shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 7th day following the date on which such public disclosure is first made by the Corporation or notice of such meeting is mailed to the stockholders, whichever is earlier. In no event shall the public or other announcement of an adjournment of a special meeting or the adjournment thereof commence a new time period for the giving of a stockholder's notice as described above.

  5.4.3 Content of Notice. Each stockholder's notice to the Secretary of the Corporation shall set forth (a) as to each person whom such stockholder proposes to nominate for election or reelection as a director, all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or otherwise required, under Regulation 14A under the Securities Exchange Act of 1934 ("Regulation 14A") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected), (b) as to any other business such stockholder proposes to bring before an annual meeting, a brief description of the business desired to be brought before such annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or such business is to be brought, (i) the name and address of such stockholder, as they appear on the Corporation's books, and the name and address of such beneficial owner and (ii) the class, series (if applicable) and number of shares of the Corporation's capital stock that are owned beneficially and of record by such stockholder and such beneficial owner.

  5.4.4 Notwithstanding anything in this Certificate of Incorporation to the contrary, only such persons who are nominated in accordance with the procedures set forth in this section 5.4 shall be eligible for election as directors. The officer of the Corporation or other person presiding over the meeting shall, if the facts so warrant, determine and declare to the meeting that a nomination was not made in accordance with the provisions of this section 5.4 and, if such presiding officer should so determine, he or she shall so declare to the meeting and any such defective nomination shall be disregarded.

  Nothing in this section 5.4 shall be deemed to affect any rights of the holders of any class or series of Preferred Stock to elect directors under specified circumstances.

  Section 5.5 Nominations by the Board of Directors. The person or persons to be nominated in place of each of the Northern Illinois Directors and the Premier Directors, respectively, whose terms of office expire at the annual meetings of stockholders in each of 1997, 1998, and 1999 shall be designated by the majority vote of the Northern Illinois Directors and of the Premier Directors, respectively, then in office, although less than a quorum of all directors. Commencing after the annual meeting of stockholders to be held in 1999, nominees for election as Directors at any meeting of stockholders shall be selected by a majority of the entire Board of Directors.

  Section 5.6 Succession of Initial Chief Executive Officer. Richard L. Geach shall be the Chief Executive Officer of the Corporation from and after the effective date of the merger of Premier Financial Services, Inc., a Delaware corporation, and Northern Illinois Financial Corporation, an Illinois corporation, with and into the Corporation as set forth in the Agreement and Plan of Reorganization, dated January 22, 1996, as amended, among such merging parties. When Mr. Geach ceases, for any reason, to be Chief Executive Officer of the Corporation, the vacancy in the office of Chief Executive Officer of the Corporation occurring thereby shall be filled by a majority vote of the directors then in office, although less than a quorum, who are Northern Illinois Directors.

                                    APPF-17

  Section 5.7 Certain Actions by the Board of Directors. Notwithstanding any provisions of this Certificate of Incorporation to the contrary, until the annual meeting of stockholders to be held in 2003 none of the following actions shall be taken unless approved by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of all of the directors of the Corporation at a time when there are no vacancies existing in the Board of
Directors:

    (a) the authorization of any amendment to this Certificate of Incorporation or By-Laws of the Corporation;

    (b) the adoption of an agreement of merger or consolidation or the recommendation to the stockholders of the sale, lease or exchange of all or substantially all of the Corporation's property and assets or the recommendation to the stockholders of a dissolution or liquidation of the Corporation or the revocation of a dissolution or liquidation of the Corporation; and

    (c) the original issuance of any shares of any class of capital stock of the Corporation, whether now or hereafter authorized, except for (i) the issuance of Common Stock pursuant to the exercise of options granted under any employee benefit plan and outstanding upon the merger of Premier Financial Services, Inc. and Northern Illinois Financial Corporation with and into the Corporation pursuant to the terms of the Agreement and Plan of Reorganization, dated January 22, 1996, as amended, among such merging parties, (ii) the issuance of Common Stock upon the conversion of the Series B Preferred Stock, and (iii) the issuance of the Junior Preferred Stock issued pursuant to the exercise of stock purchase rights issued under the Rights Agreement between the Corporation and Premier Trust Services, Inc. as Rights Agent, dated as of July 8, 1996.

  Any resolution adopted by the Board of Directors by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all of the directors then holding office may specify that any amendment, alteration or revocation of such resolution must be approved by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of all of the directors then holding office, in which case no such amendment, alteration or revocation shall be effective if not approved by such vote of the directors.

  Section 5.8 Amendment, Alteration or Repeal. In addition to any affirmative vote that may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this section as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 5.

                                   ARTICLE 6

  No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

  Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, upon not less than 10 nor more than 60 days' written notice.

  In addition to any affirmative vote which may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 6 as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 6.


                                    APPF-18

                                   ARTICLE 7

  The By-Laws of the Corporation may be amended, altered or repealed and new By-Laws not inconsistent with any provisions of this Certificate of Incorporation may be made only (a) by the affirmative vote of a majority of the members of the Board of Directors then in office or such greater vote of the Board of Directors as may be required by Article 5, or (b) by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this
Article 7 as one class.

  In addition to any affirmative vote which may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 7 as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 7.

                                   ARTICLE 8

  The name and mailing address of the incorporator of this Corporation are as follows:

        NAME            ADDRESS
        ----            -------
        James G. Keane  7200 Sears Tower
                        Chicago, Illinois 60606-6473

                                   ARTICLE 9

  Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

                                  ARTICLE 10

  Except as otherwise provided in the Certificate of Incorporation, the Board of Directors shall have authority to authorize the issuance, from time to time without any vote or other action by the stockholders, of any or all shares of stock of the Corporation of any class at any time authorized, any securities convertible into or exchangeable for any such shares so authorized, and any warrant, option or right to purchase, subscribe for or otherwise acquire, shares of stock of the Corporation of any class at any time authorized, in each case to such persons and for such consideration and on such terms as the Board of Directors from time to time in its discretion lawfully may determine. Stock so issued, for which the consideration has been paid to the Corporation, shall be fully paid stock, and the holders of such stock shall not be liable to any further call or assessments thereon.

                                  ARTICLE 11

  Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under (S)291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under (S)279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this

                                    APPF-19

Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

                                  ARTICLE 12

  Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation and serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

  In addition to any affirmative vote which may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 12 as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 12.

                                  ARTICLE 13

  No person who was at any time a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. For purposes hereof, "fiduciary duty as a director" shall include fiduciary duties arising in serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, and "personally liable to the Corporation" shall include liabilities to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor in any such other corporation, partnership, joint venture, trust or other enterprise.

  Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

  In addition to any affirmative vote which may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 13 as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 13.

                                  ARTICLE 14

  Section 14.1 Vote Required for Certain Business Transactions. In addition to any affirmative vote which may be otherwise required, no Business Transaction, except as otherwise expressly provided in this Article 14, shall be effected or consummated, unless such Business Transaction has been approved by the affirmative vote of the holders of at least that number of the Voting Shares which equals eighty percent (80%) of the number of Voting Shares that are not beneficially owned by any such Interested Party.

                                    APPF-20

  Section 14.2 When Higher Vote is Not Required. The provisions of this
Article 14 shall not apply to any Business Transaction if:

    14.2.1 Prior to the acquisition of beneficial ownership of ten percent (10%) or more of the Voting Shares by all Interested Parties with respect to the Business Transaction, the Business Transaction has been approved by a resolution adopted by a majority of the Board of Directors holding office at the time such resolution is adopted or such greater vote of the Board of Directors that may be required by Article 5; or

    14.2.2 In addition to any other vote of the Board of Directors that may be required by Article 5, the Business Transaction has been approved by a resolution adopted by sixty-six and two-thirds percent (66 2/3%) of those members of the Board of Directors holding office at the time such resolution is adopted who are not themselves Interested Directors with respect to the Business Transaction; or

    14.2.3 All of the following conditions have been met:

      (a) the aggregate amount of the cash and the fair market value (as determined by the investment banking firm referred to in subsection (d) below) of consideration other than cash to be received for each share of Common Stock in the Business Transaction by holders thereof is not less than the highest of (i) the highest per share price (including any brokerage commissions, transfer taxes, soliciting dealer's fees, dealer-management compensation and similar expenses) paid or payable by the Interested Party with respect to the Business Transaction to acquire beneficial ownership of any shares of Common Stock within the five-year period immediately prior to the record date for the determination of stockholders entitled to vote on the proposed Business Transaction, (ii) the per share book value of Common Stock (computed in accordance with generally accepted accounting principles) at the end of the fiscal quarter of the Corporation immediately preceding the record date for the determination of stockholders entitled to vote on the proposed Business Transaction, and (iii) the highest market price per share of Common Stock during the two-year period ending immediately prior to the first public announcement of the proposal of the Business Transaction;

      (b) the consideration to be received in the Business Transaction by holders of Common Stock other than an Interested Party with respect to the Business Transaction shall be either in cash or in the same form used by an Interested Party with respect to the Business Transaction to acquire the largest number of shares of Common Stock acquired by all Interested Parties with respect to the Business Transaction from a person who is not an Interested Party with respect to the Business Transaction;

      (c) at the record date for the determination of stockholders entitled to vote on the Business Transaction, there shall be one or more directors of the Corporation who are not Interested Directors with respect to the Business Transaction; and

      (d) a proxy or information statement describing the Business Transaction and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to the holders of Voting Shares as of the record date for the determination of stockholders entitled to vote on the Business Transaction, at least thirty (30) days prior to the consummation of such Business Transaction (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions), and such proxy or information statement shall contain in a prominent place (i) any recommendations as to the advisability (or inadvisability) of the Business Transaction that those members of the Board of Directors who are not themselves Interested Directors with respect to the Business Transaction may choose to state, and (ii) the opinion of an investment banking firm as to both (X) the fair market value of any consideration other than cash to be received in the Business Transaction by holders of Common Stock, and (Y) the fairness (or not) of the terms of the Business Transaction from a financial point of view to the holders of Common Stock other than Interested Parties with respect to the Business Transaction. Such investment banking firm shall be engaged solely on behalf of the holders of Common Stock other than Interested Parties with respect to the Business Transaction, shall be selected by a majority of the directors of the Corporation who are not themselves Interested Directors with respect to the Business Transaction, shall be paid a reasonable fee for its

                                    APPF-21
    services by the Corporation upon receipt of such opinion and shall be a nationally recognized investment banking firm that has not previously been associated with any Interested Party with respect to the Business Transaction. For purposes of subsection (a) above, the term "consideration other than cash to be received" shall include Common Stock retained by the Corporation's stockholders in the event of a Business Transaction in which the Corporation is the surviving corporation.

  Section 14.3 Definitions. For purposes of this Article 14,

  An "Associate" of a specified person is (a) a person that, directly or indirectly, (i) controls, or is controlled by, or is under common control with, the specified person, (ii) is the beneficial owner of ten percent (10%) or more of any class of equity securities of the specified person, or (iii) has ten percent (10%) or more of any class of its equity securities beneficially owned, directly or indirectly, by the specified person; (b) any person (other than the Corporation or a Subsidiary) of which the specified person is an officer, director, general partner or other official and any officer, director, general partner or other official of the specified person;
(c) any trust or estate in which the specified person serves as trustee or in a similar fiduciary capacity, or any trustee or similar fiduciary of the specified person; and (d) any relative or spouse of the specified person, or any relative of such spouse, who has the same home as the specified person or who is an officer or director of any person (other than the Corporation or a Subsidiary), directly or indirectly, controlling, controlled by or under common control with the specified person. No director of the Corporation, however, shall be deemed to be an Associate of any other director of the Corporation by reason of such service as a director or by concurrence in any action of the Board of Directors.

  "Beneficial ownership" of any Voting Shares shall be determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 as in effect on the date of incorporation of the Corporation; provided, however, that a person shall, in any event, be the beneficial owner of any Voting Shares: (a) which such person, or any of such person's Associates, beneficially owns, directly or indirectly; (b) which such person or any of such person's Associates, directly or indirectly, (i) has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or pursuant to the power to revoke a trust, discretionary account or other arrangement, or otherwise; or (ii) has or shares the power, or has the right to acquire (whether such right is exercisable immediately or only after the passage of time) the exclusive or shared power, to vote or direct the vote pursuant to any agreement, arrangement, relationship or understanding; or pursuant to the power to revoke a trust, discretionary account or other arrangement; or otherwise; or (c) which are beneficially owned, directly or indirectly, by any other person with which such first-mentioned person or any of its Associates has any agreement, arrangement or understanding, or is acting in concert, with respect to acquiring, holding, voting or disposing of any Voting Shares; provided further, however, that no director of the Corporation shall be deemed to be acting in concert with any other director of the Corporation by reason of such service as a director or by concurrence in any action of the Board of Directors.

  "Business Transaction" shall mean: (a) any merger or consolidation of the Corporation or any Subsidiary with or into any Interested Party or any Associate of an Interested Party, or any other corporation (whether or not an Interested Party) which is, or after such merger or consolidation would be, an Associate of an Interested Party; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one or a series of related transactions) of all or any Substantial Part of the Consolidated Assets of the Corporation to or with any Interested Party or any Associate of an Interested Party; (c) any issuance, sale, exchange, transfer or other disposition by the Corporation or any Subsidiary (in one or a series of related transactions) of any securities of the Corporation or any Subsidiary to or with any Interested Party or any Associate of an Interested Party (except any such issuance, sale, exchange, transfer or disposition made to security holders generally or in accordance with any stock option plan or other employee benefit plan of the Corporation); (d) any spin-off, split-up, reclassification of securities (including any reverse stock split), recapitalization or reorganization of the Corporation or any Subsidiary, or any merger or consolidation of the Corporation with any Subsidiary (whether or not with or into or otherwise involving an Interested Party) which has the effect, directly or indirectly, of increasing the

                                    APPF-22
proportionate interest of any Interested Party or any Associate of an Interested Party in the equity securities of the Corporation; (e) any liquidation or dissolution of the Corporation or any Subsidiary proposed by or on behalf of the Interested Party or any Associate of an Interested Party; (f) any other transaction involving the Corporation or any Subsidiary (whether or not with or otherwise involving an Interested Party) which has the effect, directly or indirectly, of increasing the proportionate interest of any Interested Party or any Associate of an Interested Party in the equity securities or assets of the Corporation or any Subsidiary; or (g) adoption of any plan or proposal with respect to any of the foregoing.

  "Interested Director" shall mean each director of the Corporation who (a) is an Interested Party or an Associate of an Interested Party; (b) has an Associate who is an Interested Party or an Associate of an Interested Party;
(c) was nominated or proposed to be elected as a director of the Corporation by an Interested Party or an Associate of an Interested Party; or (d) is, or has been nominated or proposed to be elected as, an officer, director or employee of an Interested Party or an Associate of an Interested Party.

  "Interested Director with respect to the Business Transaction" shall mean any Interested Director who is an Interested Director as a result of his relationship with an Interested Party with respect to the Business Transaction. In the instance of any transaction in which the Corporation purchases Voting Shares or any other equity securities, no director of the Corporation shall be deemed to be an Interested Director with respect to the transaction solely because that director's ownership percentage of Voting Shares increases as a result of such transaction provided the increase is proportionate with that of other stockholders of the Corporation who did not sell shares in the transaction.

  "Interested Party" shall mean any person (other than the Corporation or a Subsidiary) who or which is the beneficial owner of ten percent (10%) or more of the Voting Shares: (a) in connection with determining the required vote by stockholders on any Business Transaction, as of any of the following dates: the record date for the determination of stockholders entitled to notice of or to vote on such Business Transaction or immediately prior to the consummation of any such transaction or the adoption by the Corporation of any plan or proposal with respect thereto; (b) in connection with determining the required vote by stockholders on any amendment, alteration or repeal of this Article 14 pursuant to subsections (a) and (b) of section 14.6, as of the record date for the determination of stockholders entitled to notice of and to vote on such amendment, alteration or repeal; and (c) in connection with determining whether a person who is a director is an "Interested Director" in respect of any approval by the Board of Directors of the amendment, alteration or repeal of this Article 14 pursuant to section 14.6 or in respect of any determination made by the Board of Directors pursuant to section 14.4, as of the date at which the vote on such recommendation or determination is being taken, or as close as is reasonably practicable to such date.

  "Interested Party with respect to the Business Transaction" shall mean any Interested Party who has, or whose Associates have, an interest in the Business Transaction of the nature described in the definition of "Business Transaction" in this section 14.3.

  "Market Price" shall mean the closing sales price of a share of Common Stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the closing sales price or the average of the bid and asked prices reported with respect to a share of such stock on The Nasdaq Stock Market or any interdealer quotation system then in use.

  A "person" shall include any individual, firm, corporation, partnership, group, trust or other entity, organization or association.

  "Subsidiary" shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for purposes of the definition of "Interested Party" herein, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

                                    APPF-23

  "Substantial Part of the Consolidated Assets" of the Corporation shall mean assets of the Corporation and/or any Subsidiary having a book value (determined in accordance with generally accepted accounting principles) in excess of ten percent (10%) of the book value (determined in accordance with generally accepted accounting principles) of the total consolidated assets of the Corporation and all Subsidiaries which are consolidated for public financial reporting purposes, at the end of its most recent quarterly fiscal period ending prior to the time the determination is made for which financial information is available.

  "Voting Shares" shall mean the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 14 as one class. "Voting Shares" shall include shares beneficially owned by any Interested Party through application of the definition of "beneficial ownership" in this section 14.3, but shall not include any other shares which may be issuable based upon a right to acquire any other shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or pursuant to the power to revoke a trust, discretionary account or other arrangement, or otherwise.

  Section 14.4 Determinations of the Board of Directors. Sixty-six and two-thirds percent (66 2/3%) of those members of the Board of Directors who are not themselves Interested Directors with respect to the Business Transaction shall have the power and duty to make all determinations to be made under this
Article 14, including whether (a) a transaction is a Business Transaction; (b) a person is an Interested Party or is an Interested Director; (c) a person is an Associate of another person; (d) a person is an Interested Party with respect to the Business Transaction or is an Interested Director with respect to the Business Transaction; (e) the assets subject to any Business Transaction constitute a Substantial Part of the Consolidated Assets of the Corporation; (f) a transaction has the effect of increasing the proportionate interest of any Interested Party or any Associate of an Interested Party in the equity securities or assets of the Corporation or any Subsidiary; (g) a person beneficially owns any Voting Shares; (h) a person has an agreement, arrangement, relationship or understanding, or is acting in concert, with another as to the matters referred to in the definition of "beneficial ownership" in section 14.3; (i) shares of stock of the Corporation are included within the term Voting Shares; (j) an amount equals or exceeds the highest per share price paid or payable for Common Stock by an Interested Party with respect to the Business Transaction; (k) an amount equals or exceeds the per share book value of Common Stock; (l) an amount equals or exceeds the highest market price per share of Common Stock; (m) the aggregate amount of the cash and the fair market value of consideration other than cash to be received for each share of Common Stock in the Business Transaction is not less than the highest of the amounts referred to in clauses (i), (ii) and
(iii) of subsection (a) of section 14.2.3; (n) a form of consideration other than cash is of the same type used by an Interested Party with respect to the Business Transaction to acquire the largest number of shares of Common Stock previously acquired by all Interested Parties with respect to the Business Transaction from a person not an Interested Party with respect to the Business Transaction; (o) an investment banking firm is a nationally recognized investment banking firm; (p) a fee to be paid an investment banking firm is reasonable; (q) an investment banking firm has been previously associated with an Interested Party with respect to the Business Transaction; or (r) the most recent quarterly fiscal period for which financial information is available. Any such determination shall be conclusive and binding for all purposes of this Article 14.

  Section 14.5 No Effect on Fiduciary Obligations. Nothing contained in this
Article 14 shall be construed to relieve any Interested Party or any Associate of an Interested Party from any fiduciary obligation imposed by law.

  Section 14.6 Amendment, Alteration or Repeal. In addition to any affirmative vote which may be otherwise required and subject to the provisions of Article 17, the affirmative vote of the holders of at least that number of the Voting Shares which equals the sum of (a) the number of all the Voting Shares beneficially owned by all Interested Parties, plus (b) eighty percent (80%) of the remaining number of Voting Shares that are not beneficially owned by any Interested Party, shall be required to amend, alter or repeal in any respect, or adopt any provisions inconsistent with, this Article 14; provided that this section 14.6 shall not apply to, and such vote

                                    APPF-24
shall not be required for, any such amendment, alteration, repeal or adoption approved by a resolution adopted by at least sixty-six and two-thirds percent (66 2/3%) of those members of the Board of Directors holding office at the time such resolution is adopted who are not themselves Interested Directors.

                                  ARTICLE 15

  In discharging the duties of their respective positions, the Board of Directors, committees of the board, individual directors and individual officers may, in considering the best long term and short term interests of the Corporation, consider the effects of any action involving or relating to a sale, takeover or change in control or a potential sale, takeover or change in control of the Corporation upon employees, suppliers, and customers of the Corporation and its subsidiaries, communities in which offices or other establishments of the Corporation or its subsidiaries are located and all other pertinent factors.

  In addition to any affirmative vote which may be otherwise required, the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this
Article 15 as one class, shall be required to amend, alter or repeal in any respect, or adopt any provision inconsistent with, this Article 15.

                                  ARTICLE 16

  The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or by this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                  ARTICLE 17

  Notwithstanding anything contained herein to the contrary, any amendment to this Certificate of Incorporation of the Corporation that is approved by not less than sixty-six and two thirds percent (66 2/3%) of the Continuing Directors, as hereinafter defined, as well as by any other vote of the Board of Directors that may be required by Article 5, shall require only the affirmative vote of not less than a majority of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Article 17 as one class, for such amendment to be effective. For purposes of this section, "Continuing Director" shall mean the individuals who are directors of the Corporation immediately after the merger of Premier Financial Services, Inc., a Delaware corporation, and Northern Illinois Financial Corporation, an Illinois corporation, into the Corporation; provided, however, that any individual who becomes a director through his or her selection to fill a vacancy on the Corporation's Board of Directors by either a majority of the Continuing Directors or in accordance with section 5.2 hereof, or who is nominated by a majority of the Continuing Directors or in accordance with section 5.5,5.5 hereof and is thereafter elected by the Corporation's stockholders, shall for all purposes of this Article 17 be deemed to be a Continuing Director.

                                    APPF-25

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law, Article Sixth of the registrant's certificate of incorporation and Article 6 of the registrant's by-laws provide for indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. The general effect of the provisions in the registrant's certificate of incorporation and by-laws and under the Delaware General Corporation Law is to provide that the registrant shall indemnify its directors and officers against all liabilities and expenses reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they become involved by reason of their status as corporate directors and officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the registrant. With respect to legal proceedings by or in the right of the registrant in which a director or officer is adjudged liable for improper performance of his duty to the registrant, indemnification is limited by such provisions to the amount which is permitted by the court.

  In addition, pursuant to the Agreement and Plan of Merger, Premier and Northern Illinois have agreed to use reasonable efforts to obtain, after the Effective Time of the Merger, insurance coverage as permitted by Delaware law on behalf of the registrant's directors and officers, which may cover liabilities under the Securities Act of 1933, as amended. Premier and Northern Illinois also have agreed to cause the persons serving as directors and officers of Premier and Northern Illinois to be covered by the directors' and officers' liability policies maintained by Premier and Northern Illinois, respectively, or to substitute policies of at least the same coverage, for a period of three years from the Effective Time with respect to acts or omissions occurring prior to the effective time which were committed by such officers and directors in their capacity as officers and directors of Premier and Northern Illinois.

  Article 12 of the form of registrant's restated certificate of incorporation, which will be adopted at the Effective Time of the Merger contemplated by this joint proxy statement-prospectus, and Article 6 of the form of registrant's by-laws, which will be adopted at the Effective Time of the Merger, provide for indemnification of the registrant's directors and officers substantially equivalent to the indemnification provisions described in the preceding paragraph.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

  (a) The exhibits filed herewith are set forth on the exhibit index filed as part of this registration statement at page II-4.

  (b) Not applicable.

  (c) Not applicable. The fairness opinions of Prairie Capital Services, Inc. and The Chicago Corporation have been included as appendices to the prospectus.

ITEM 22. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS PRE-EFFECTIVE AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FREEPORT, STATE OF ILLINOIS, ON THE 8TH DAY OF JULY, 1996.

                                          Grand Premier Financial, Inc.
                                                  (Registrant)

                                                  /s/ Richard L. Geach
                                          By: _________________________________
                                                     Richard L. Geach
                                               Chairman of the Board, Chief
                                              Executive Officer and Director

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


      /s/ Richard L. Geach           Chairman of the Board, Chief     July 8, 1996
____________________________________   Executive Officer and
          Richard L. Geach             Director (Principal
                                       Executive Officer)

      /s/ Robert W. Hinman           Director                         July 8, 1996
____________________________________
          Robert W. Hinman

      /s/ David L. Murray            Vice-President and Chief         July 8, 1996
____________________________________   Financial Officer
          David L. Murray              (Principal Financial and
                                       Accounting Officer)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
- -------
  2.1*   Agreement and Plan of Merger, dated January 22, 1996, among Northern Illinois
         Financial Services, Premier Financial Services, Inc. and Grand Premier Financial,
         Inc.
  2.2*   First Amendment to Agreement and Plan of Merger, dated March 18, 1996, among
         Northern Illinois Financial Services, Premier Financial Services, Inc. and Grand
         Premier Financial, Inc.
  3.1*   Certificate of Incorporation of GPF.
  3.2    Form of Amended and Restated Certificate of Incorporation of GPF to be adopted at the effective time of the Merger (incorporated by reference to Appendix F of the
         Joint Proxy Statement-Prospectus).
  3.3*   By-laws of GPF.
  3.4*   Form of By-laws of GPF to be adopted at the effective time of the Merger.
  4.1    Rights Agreement between Grand Premier Financial, Inc. and Premier Trust Services,
         Inc.
  5      Opinion of Schiff Hardin & Waite.
  8      Opinion of KPMG Peat Marwick LLP.
 10.1*   Consulting Agreement between Grand National Bank and Howard A. McKee, dated
         February 17, 1995.
 10.2*   Change in Control and Termination Agreement, dated January 20, 1995, between
         Premier and Richard L. Geach.
 10.3*   Change in Control and Termination Agreement, dated January 20, 1995, between
         Premier and David L. Murray.
 12.1*   Statement regarding computation of ratio of earnings to combined fixed charges and preferred stock dividends for Grand Premier Financial, Inc.
 12.2*   Statement regarding computation of ratio of earnings to combined fixed charges and preferred stock dividends for Premier Financial Services, Inc.
 23.1    Consent of Hutton Nelson & McDonald LLP.
 23.2    Consent of KPMG Peat Marwick LLP.
 23.3    Consent of Schiff Hardin & Waite (filed as part of Exhibit 5 and Exhibit 8).
 23.4    Consent of KPMG Peat Marwick LLP (filed as part of Exhibit 8).
 23.5    Consent of Prairie Capital Services, Inc.
 23.6    Consent of The Chicago Corporation.
 23.7*   Consents of persons named as directors of GPF who have not signed the Registration
         Statement.
 23.8    Consent of Crowley Barrett & Karaba (filed as part of Exhibit 8).
 99.1*   Form of Proxy of Northern Illinois Financial Services.
 99.2*   Form of Proxy of Premier Financial Services, Inc.
 99.3    Fairness Opinion of Prairie Capital Services, Inc. (incorporated by reference to
         Appendix D of the Joint Proxy Statement-Prospectus).
 99.4    Fairness Opinion of The Chicago Corporation (incorporated by reference to Appendix
         E of the Joint Proxy Statement-Prospectus).

- --------
*Previously filed.